As filed with the Securities and Exchange Commission on April 12, 2018

Securities Act File No. 333-212322

Investment Company Act File No. 811-22877

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-2

(Check appropriate box or boxes)

☒	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐	Pre-Effective Amendment No.

☒	Post-Effective Amendment No. 1

and

☒	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒	Amendment No. 8

Nuveen All Cap Energy MLP Opportunities Fund

Exact Name of Registrant as Specified in Declaration of Trust

333 West Wacker Drive, Chicago, Illinois 60606

Address of Principal Executive Offices (Number, Street, City, State, Zip Code)

(800) 257-8787

Registrant’s Telephone Number, including Area Code

Gifford R. Zimmerman

Vice President and Secretary

333 West Wacker Drive

Chicago, Illinois 60606

Name and Address (Number, Street, City, State, Zip Code) of Agent for Service.

Copies of Communications to:

Thomas S. Harman

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box)

☐  when declared effective pursuant to section 8(c)

☒  Immediately upon filing pursuant to no-action relief granted to Registrant on July 27, 2017.

PROSPECTUS

3.1 Million Common Shares

Nuveen All Cap Energy MLP Opportunities Fund

Nuveen All Cap Energy MLP Opportunities Fund (the “Fund”) is a non-diversified, closed-end management investment company. The Fund’s investment objective is to provide a high level of total return including current distributions and capital appreciation. The Fund cannot assure you that it will achieve its investment objective.

Investing in the Fund’s common shares (“Common Shares”) involves certain risks that are described in the “Risk Factors” section of this Prospectus (the “Prospectus”) including the specific risks relating to the Fund’s use of leverage.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this Prospectus, which contains important information about the Fund, before deciding whether to invest and retain it for future reference. A Statement of Additional Information, dated April 12, 2018, (the “SAI”), containing additional information about the Fund, has been filed with the SEC and is incorporated by reference in its entirety into this Prospectus. You may request a free copy of the SAI, the table of contents of which is on the last page of this Prospectus, annual and semi-annual reports to shareholders, when available, and other information about the Fund, and make shareholder inquiries by calling (800) 257-8787, by writing to the Fund at 333 West Wacker Drive, Chicago, Illinois 60606 or by visiting the Fund’s website (http://www.nuveen.com). The information contained in, or accessed through, the Fund’s website is not part of this Prospectus. You may also obtain a copy of the SAI (and other information regarding the Fund) from the SEC’s website (http://www.sec.gov).

The Fund’s Common Shares do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other governmental agency.

Portfolio Contents.    Under normal circumstances, the Fund will invest at least 80% of its Managed Assets (as defined in the Summary Prospectus) in Energy MLPs of any capitalization. An MLP is a master limited partnership. An “Energy MLP” is an MLP which derives at least 50% of its revenue from the business of exploring, developing, producing, transporting, gathering and processing, storing, refining, distributing, mining or marking natural gas, natural gas liquids (including propane), crude oil, refined petroleum products or coal. The Fund will invest at least 60% of its Managed Assets in small and mid cap Energy MLPs.

The Fund considers an MLP to be part of the energy sector if it derives at least 50% of its revenues from the business of exploring, developing, producing, transporting, gathering and processing, storing, refining, distributing, mining or marketing natural gas, natural gas liquids (including propane), crude oil, refined petroleum products or coal. The Fund considers an MLP to be small cap if its market capitalization at the time of investment is less than the capitalization limit for small cap MLPs included in the Solactive Junior MLP Composite Index immediately after its first reconstitution in each calendar year ($2.5 billion as of April 9, 2018). The Fund considers an MLP to be large cap if its market capitalization at the time of investment is greater than the median market capitalization of the Alerian Large Cap MLP Index immediately after its first reconstitution in each calendar year ($8.5 billion as of March 31, 2018). The Fund considers an MLP to be mid cap if its market capitalization at the time of investment is less than the median market capitalization of the Alerian Large Cap MLP Index and greater than the capitalization limit for the Solactive Junior MLP Composite Index. The Fund’s capitalization thresholds will change over time as the composition of these indices change.

The Fund may invest up to 20% of its Managed Assets in equity securities of non-MLP issuers, including issuers in the business of energy, transportation or infrastructure. The Fund may invest up to 30% of its Managed Assets in restricted securities. The Fund may invest up to 30% of its Managed Assets in U.S. dollar denominated securities of non-U.S. issuers including investments in securities of issuers in emerging markets. The Fund may also invest up to 20% of its Managed Assets in debt securities of any maturity issued by Energy MLPs, all of which may be below investment grade quality. Securities of below investment grade quality are regarded as having predominately speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal, and are commonly referred to as “junk” or high yield securities. These categories of securities may not offer the same tax advantages associated with investing in MLPs. The Fund currently employs regulatory leverage primarily through borrowing.

The Fund’s distributions to holders of Common Shares of beneficial interest of the Fund (“Common Shareholders”) will reflect its investment returns from MLPs that typically are not treated as taxable entities for U.S. federal income tax purposes and that have historically made cash distributions to their limited partners in excess of their allocable portion of taxable income. The distributions the Fund receives from such an MLP would be treated as a tax-deferred return of capital that would reduce the Fund’s tax basis in the MLP and as capital gain to the extent the distributions exceed that basis. As a result, even though the Fund itself will be treated as a regular corporation or “C” corporation for U.S. federal income tax purposes, the Fund’s distributions to Common Shareholders are expected to include high levels of tax-deferred return of capital. The Fund generally is subject to U.S. federal income tax on its taxable income at the graduated rates applicable to corporations (generally 35% for taxable years beginning on or before December 31, 2017, and 21% for taxable years beginning after December 31, 2017). The cash distributed to Common Shareholders in excess of the Fund’s earnings and profits (as computed for tax purposes) would be treated as a tax-deferred return of capital, reducing a Common Shareholder’s tax basis in the common shares of beneficial interest of the Fund and generating capital gain to the extent the distributions exceed that basis. However, there can be no assurance that these expectations will be realized, and if these expectations are not realized, (1) the Fund would have more corporate income tax expense than expected, which would leave less cash available to distribute to Common Shareholders, and (2) a greater portion of the Fund’s distributions to Common Shareholders would be treated as a taxable dividend instead of a tax-deferred return of capital. See “Tax Matters—Taxation of the Fund,” “Tax Matters—MLP Equity Securities” and “Tax Matters—U.S. Holders.”

Adviser and Sub-Adviser.    Nuveen Fund Advisors, LLC (“NFALLC”), the Fund’s investment adviser, is responsible for determining the Fund’s overall investment strategy and its implementation, including the use of leverage and hedging. Advisory Research, Inc. (“ARI”), the Fund’s sub-adviser, oversees the day-to-day operations of the Fund. ARI’s MLP & Energy Infrastructure Team (hereinafter referred to as the “MLP Team”) will be responsible for investing the Fund’s Managed Assets.

The Fund pays NFALLC a management fee (which in turn pays ARI a portion of its fee) based on a percentage of Managed Assets, which includes the proceeds realized from the fund’s use of leverage. As a result, NFALLC may have a conflict of interest in determining whether to use or increase leverage.

The minimum price on any day at which Common Shares may be sold will not be less than the current net asset value (“NAV”) per share plus the per share amount of the commission to be paid to the Fund’s distributor, Nuveen Securities, LLC (“Nuveen Securities”). The Fund and Nuveen Securities will suspend the sale of Common Shares if the per share price of the shares is less than the minimum price. The Fund currently intends to distribute the shares offered pursuant to this Prospectus primarily through at-the-market transactions, although from time to time it may also distribute shares through an underwriting syndicate or a privately negotiated transaction. To the extent shares are distributed other than through at-the-market transactions, the Fund will file a supplement to this Prospectus describing such transactions. For more information on how Common Shares may be sold, see the “Plan of Distribution” section of this Prospectus.

As of April 5, 2018, the Fund has sold an aggregate of 655,200 Common Shares, representing net proceeds to the Fund of $5,627,937, after payment of commissions of $56,981 in the aggregate.

Common Shares are listed on the New York Stock Exchange (“NYSE”). The trading or “ticker” symbol of the Fund is “JMLP.” The Fund’s closing price on the NYSE on April 5, 2018 was $7.36.

The date of this Prospectus is April 12, 2018.

You should rely only on the information contained in or incorporated by reference into this Prospectus. The Fund has not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the front of this Prospectus. The Fund will update this Prospectus to reflect any material changes to the disclosure herein.

PROSPECTUS SUMMARY

This is only a summary. You should review the more detailed information contained elsewhere in this Prospectus and in the Statement of Additional Information (the “SAI”).

The Fund	Nuveen All Cap Energy MLP Opportunities Fund (the “Fund”) is a non-diversified, closed-end management investment company. See “The Fund.” The Fund’s common shares, $.01 par value per share (“Common Shares”), are traded on the New York Stock Exchange (“NYSE”) under the symbol “JMLP.” See “Description of Shares.” As of March 31, 2018, the Fund had 13,398,421 Common Shares outstanding and net assets applicable to Common Shares of $95,651,107.

Investment Objective and Policies	The Fund’s investment objective is to provide a high level of total return including current distributions and capital appreciation. There can be no assurance that the Fund will achieve its investment objective.

The Fund seeks to achieve its investment objective by investing primarily in Energy MLPs of any capitalization, with a focus on small and mid cap Energy MLPs. To implement its strategy, the Fund’s portfolio management team combines its top-down strategic investment technique, determining which sub-sectors of the Energy MLP market provide the most attractive investment opportunities in the current environment, with its rigorous, bottom up, company-by-company investment process. The Fund will seek to invest in Energy MLPs that the MLP Team believes have the most attractive current yields and growth potential.

Energy MLP Investments. As a non-fundamental policy, under normal market circumstances, the Fund will invest at least 80% of its Managed Assets (as defined below) in Energy MLPs of any market capitalization. “Managed Assets” means the total assets of the Fund, minus the sum of its accrued liabilities (other than Fund liabilities incurred for the express purpose of creating leverage). Total assets for this purpose shall include assets attributable to the Fund’s use of financial leverage through borrowing or the use of commercial paper or notes.

For purposes of the 80% policy, the Fund considers investments in MLPs to include investments that offer economic exposure to publicly traded MLPs and private investments that have MLP characteristics, but are not publicly traded. These investments generally take the form of equity securities of MLPs, securities of entities holding primarily general partner or managing member interests in MLPs, securities that represent indirect investments in MLPs, including I-Shares and collective investment vehicles (i.e., exchange-traded funds (“ETFs”) and other registered funds) that primarily hold MLP interests, and debt securities of MLPs. The Fund considers an MLP to be part of the energy sector if it derives at least 50% of its revenues from the business of exploring, developing, producing, transporting, gathering and processing, storing, refining, distributing, mining or marketing natural gas, natural gas liquids (including propane), crude oil, refined petroleum products or coal. As of November 30, 2017, approximately 99% of the Fund’s Managed Assets were invested in MLPs and MLP affiliates.

Small and Mid Cap Focus. The Fund will invest at least 60% of its Managed Assets in small and mid cap Energy MLPs. The MLP Team believes that there are many small and mid cap Energy MLPs that offer an attractive level of current yield with a high level of expected distribution growth. Often, MLP indices, and the investment products indexed to them, tend to be very concentrated in a limited number of large cap MLPs. The MLP Team finds that, generally, this results in small and mid cap Energy MLPs being undervalued compared to larger cap Energy MLPs. The MLP Team excludes from the Fund’s investment universe the ten largest MLPs in the Alerian MLP Index. The Fund considers an MLP to be small cap if its market capitalization at the time of investment is less than the capitalization limit for small cap MLPs included in the Solactive Junior MLP Composite Index immediately after its first reconstitution in each calendar year ($2.5 billion as of April 9, 2018). The Fund considers an MLP to be large cap if its market capitalization at the time of investment is greater than the median market capitalization of the Alerian Large Cap MLP Index immediately after its first reconstitution in each calendar year ($8.5 billion as of March 31, 2018). The Fund considers an MLP to be mid cap if its market capitalization at the time of investment is less than the median market capitalization of the Alerian Large Cap MLP Index and greater than the capitalization limit for the Solactive Junior MLP Composite Index. The Fund’s capitalization thresholds will change over time as the composition of these indices change.

Master Limited Partnerships—Tax Matters.    The Fund’s distributions to Common Shareholders will reflect its investment returns from MLPs that typically are not treated as taxable entities for U.S. federal income tax purposes and that have historically made cash distributions to their limited partners in excess of their allocable portion of taxable income. The distributions the Fund receives from such an MLP would be treated as a tax-deferred return of capital that would reduce the Fund’s tax basis in the MLP and as capital gain to the extent the distributions exceed that basis. As a result, even though the Fund itself will be a taxable entity for U.S. federal income tax purposes, the Fund’s distributions to Common Shareholders are expected to include high levels of tax-deferred return of capital. The cash distributed to Common Shareholders in excess of the Fund’s earnings and profits (as computed for tax purposes) would be treated as a tax-deferred return of capital, reducing a Common Shareholder’s tax basis in the Fund’s Common Shares and generating capital gain to the extent the distributions exceed that basis. However, there can be no assurance that these expectations will be realized, and if these expectations are not realized, (1) the Fund would have more corporate income tax expense than expected, which would leave less cash available to distribute to Common Shareholders, and (2) a greater portion of the Fund’s distributions to Common Shareholders would be treated as a taxable dividend instead of a tax-deferred return of capital.

See “Tax Matters—Taxation of the Fund,” “Tax Matters—MLP Equity Securities” and “Tax Matters—U.S. Holders.”

MLP Equity Securities. Equity securities of MLPs currently consist of general partner or managing member interests, common units, subordinated units and preferred units. An MLP typically consists of a general partner and limited partners (or in the case of MLPs organized as limited liability companies, a managing member and members). The general partner or managing member typically controls the operations and management of the MLP and has an ownership stake in the MLP. The limited partners or members, through their ownership of limited partner or member interests, provide capital to the entity, are intended to have no role in the operation and management of the entity and receive cash distributions. In certain circumstances, the holders of general partner or managing member interests can be liable for amounts greater than the amount of the holder’s investment.

MLP Common Units. MLP common units are typically listed and traded on U.S. securities exchanges, including the NYSE and the NASDAQ Stock Market (“NASDAQ”). The Fund will purchase MLP common units through open market transactions, but may also acquire MLP common units through direct placements. Holders of MLP common units have limited control and voting rights and such common units are typically entitled to receive a minimum quarterly distribution, including arrearage rights, from the issuer. For a description of MLP common units, see “The Fund’s Investments—Portfolio Contents.”

Other MLP Equity Securities. The Fund may invest in equity securities, including I-Shares, issued by affiliates of MLPs, including the general partners or managing members of MLPs. Such issuers may be organized and/or taxed as corporations, and therefore may not offer the advantageous tax characteristics of MLP units.

I-Shares.    I-Shares represent an ownership interest issued by an MLP affiliate. The MLP affiliate uses the proceeds from the sale of I-Shares to purchase limited partnership interests in the MLP in the form of I-units. Thus, I-Shares represent an indirect interest in an MLP limited partnership interest. I-units have similar features as MLP common units in terms of voting rights, liquidation preference and distribution. I-Shares themselves have limited voting rights and are similar in that respect to MLP common units. I-Shares differ from MLP common units primarily in that instead of receiving cash distributions, holders of I-Shares receive distributions of additional I-Shares in an amount equal to the cash distributions received by common unit holders. I-Shares are traded on the NYSE and NASDAQ.

MLP Preferred Units.    MLP preferred units may be traded on an exchange or unlisted, in which case the Fund may purchase MLP preferred units through negotiated transactions directly with MLPs, affiliates of MLPs and institutional holders of such units. Holders of MLP preferred units can be entitled to a wide range of voting and other rights, depending on the structure of each separate security. In most cases, holders of preferred units are entitled to receive distributions before distributions are made to common unitholders that are either equal to the MQD, or set at a fixed rate that is above the MLP’s current distribution. Preferred units are senior in the capital structure to common units, but are subordinate to debt holders. While the Fund may invest in MLP preferred unit in the future if the Fund’s MLP Team finds value in such investments, it has not done so historically, nor is it currently invested in such securities as of the date of this Prospectus.

Debt Securities. The Fund may invest up to 20% of its Managed Assets in debt securities of any maturity of MLPs and other issuers, all of which may be below investment grade quality. These securities are commonly called “high yield” or “junk” bonds.

Non-MLP Equity Securities. The Fund may invest up to 20% of its Managed Assets in equity securities of non-MLP issuers, including issuers in the business of energy, transportation or infrastructure. Investments in such securities are not expected to offer the same tax benefits of direct MLP investments. The Fund’s use of non-MLP investments will be based on the MLP Team’s assessment of various factors, including valuation, total return potential and tax considerations.

Restricted Securities. The Fund may invest up to 30% of its Managed Assets in restricted securities, including private investments in public equities (commonly known as PIPEs). “Restricted securities” are securities that are unregistered or subject to contractual or other legal restrictions on resale. The Fund will typically acquire restricted securities in directly negotiated transactions. PIPE investors purchase securities directly from a publicly traded company in a private placement transaction, typically at a discount to the market price of the company’s common stock. Because the sale of the securities is not pre-registered with the U.S. Securities and Exchange Commission (the “SEC”), the securities are “restricted” and cannot be immediately resold by the investors into the public markets. Accordingly, the company will agree as part of the PIPE deal promptly to register the restricted securities with the SEC. The MLP Team expects most such securities to be liquid within nine to twelve months of investment, but the Fund may also invest in restricted securities with significantly longer or shorter restricted periods. Although issuers typically bear the costs of registration, the Fund may in some cases be required to pay the expenses of registering restricted securities it holds with the SEC.

Non-U.S. Issuers. The Fund may invest up to 30% of its Managed Assets in U.S. dollar denominated securities of non-U.S. issuers, including securities of issuers in emerging markets, through the direct investment in securities of such issuers and through depositary receipts. For purposes of identifying non-U.S. issuers, the Fund will use a Bloomberg classification, which employs various factors as described under the heading “The Fund’s Investments—Non-U.S. Issuers.”

Derivatives Instruments. The Fund may use derivative instruments to seek to hedge some of the risk of the Fund’s investments or its leverage, to enhance returns, to serve as a substitute for a position in an underlying asset, to reduce transaction costs, to manage the Fund’s effective interest rate exposure, to maintain full market exposure, to manage cash flows or to preserve capital. Such instruments may include financial futures contracts, swap contracts (including interest rate swaps), options on equity securities, options on MLP-based securities indices, options on financial futures, structured notes or exchange-traded notes, or other derivative instruments.

In certain market environments, the Fund anticipates it will use various hedging techniques consistent with its top-down investment style with the goal of enhancing its total return over the longer term. In those circumstances, the Fund will seek to mitigate key risks associated with investments in MLPs including equity securities risk, interest rate risk, commodity price risk and regulatory risk, which, among other factors, could adversely affect market valuations of specific securities or certain sectors of the energy MLP market, or the overall portfolio. In turn, such risks could adversely affect the secondary market price of the Fund’s shares. To execute its hedging operations, the Fund may sell call options, buy call or put options, invest in structured notes or exchange-traded notes or use other derivatives developed in the future. Certain of the potential hedging techniques are discussed more fully below. The Fund’s use of hedging techniques will be market driven and discretionary, based primarily upon the proprietary analytical methods and qualitative judgments of the MLP Team coupled with the oversight of the Fund’s investment adviser, NFALLC (as defined below under “Investment Adviser”). There can be no assurance that the hedging techniques, as they may be developed and implemented by the Fund, will be successful in mitigating risk or achieving the goal of enhancing the Fund’s risk-adjusted total return over the longer term.

The Fund may sell call options on a portion of the Fund’s portfolio of equity securities and on MLP-based securities indices or certain exchange-traded notes. The extent of the Fund’s equity call option writing activity (which may at times be little or none, and at other times, may be on a substantial portion of the Fund’s Managed Assets) will depend on market conditions and an ongoing assessment of the attractiveness (from a risk-adjusted total return standpoint) of writing call options. Generally, the Fund does not intend to sell call options for the express purpose of generating option premiums to enhance distributions to shareholders. To seek to hedge a portion of the Fund’s equity securities risk or individual security price risk, the Fund may buy call or put options on a portion of the Fund’s portfolio of equity securities and on MLP-based securities indices or certain exchange-traded notes. In addition, the Fund may make limited short-term investments in structured notes or exchange-traded notes that are designed to provide short exposure to the energy MLP market. To seek to hedge a portion of the Fund’s commodity market risk, the Fund may buy put or call options on energy commodity futures. In addition, the Fund may enter into interest rate swaps to fix the rate paid on all or a portion of the Fund’s leverage.

The Fund’s use of derivatives such as the purchase of put or call options may generate costs that would reduce the Fund’s net asset value (“NAV”). These capital costs may be offset over time by gains generated from hedging. The potential to achieve such gains will depend largely on the MLP Team’s investment capabilities in executing the Fund’s hedging techniques. Certain portfolio management techniques, such as writing futures contracts or writing options on portfolio securities, may be considered senior securities for the purposes of the Investment Company Act of 1940 (the “1940 Act”), unless appropriate steps are taken to segregate the Fund’s assets or otherwise cover its obligations. See “The Fund’s Investments—Other Investments—Derivatives.”

The Fund’s derivative investments are not expected to offer the same tax benefits of investing directly in MLPs. The use of derivative instruments involves judgment and there can be no guarantee that it will be successful. See “The Fund’s Investments—Other Investments—Derivatives.”

Non-Diversified. The Fund may invest up to 10% of its Managed Assets, at the time of investment, in securities of any single issuer.

Other Investment Techniques. The Fund may use a variety of other investment techniques to seek to achieve its investment objective, to enhance return, or as a substitute for a position in an underlying asset. The Fund may invest in certain derivative instruments such as options, futures, swaps and short sales. In addition, the Fund may invest up to 10% of its total assets in other investment companies, the assets of which consist primarily of securities issued by MLPs in the energy sector. Such investments in derivatives or other investment companies are not expected to offer the same tax benefits of investing directly in MLPs. The Fund’s may invest up to 10% of its Managed Assets in structured notes or exchange-traded notes that are designed to provide exposure to the Energy MLP market. See “The Fund’s Investments” and the SAI for further information on these investment techniques.

During temporary defensive periods or in order to keep the Fund’s cash fully invested, including during the period when the net proceeds of the offering of Common Shares are first being invested, the Fund may deviate from its investment policies and objective and invest up to 100% of its Managed Assets in cash or high quality, short-term investments. There can be no assurance that such investment techniques will be successful. For a more complete discussion of the Fund’s portfolio composition, see “The Fund’s Investments.”

Comparison with Direct Investment in MLPs	The Fund is an MLP investment vehicle that seeks to provide several potential advantages over direct investments in individual MLPs, including the following:

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Simplified tax reporting.    Investors in the Fund, while gaining exposure to a diverse portfolio of Energy MLPs, will receive a single Form 1099, rather than multiple Schedule K-1s from each directly held MLP. Also, direct MLP investors may be required to file state income tax returns in each state in which the MLP operates, while investors in the Fund will not be required to file state income tax returns in each state where the MLPs operate.

•

Access to investments typically unavailable to retail investors.    In addition to publicly traded MLPs, the Fund may invest in MLPs through direct placements, such as PIPEs. Direct placements offer the potential for increased returns, but are usually available only to a limited number of institutional investors.

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Favorable tax treatment.    Distributions from the Fund may be tax-deferred, although no assurance can be given in this regard. To the extent that distributions exceed the Fund’s earnings and profits, distributions are generally not treated as taxable income for the investor. Instead, the Fund’s Common Shareholders will experience a reduction in basis in their shares, which may increase the capital gain, or reduce capital loss, realized upon the sale of such shares. If such distributions exceed the shareholder’s basis in their Common Shares, the excess will be taxed as a capital gain. See “Tax Matters.”

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Active management by a leading MLP manager.    The MLP Team of ARI (as defined below) has significant experience managing energy MLP investments, with approximately $3.8 billion of MLP assets under management as of December 31, 2017, including the assets of three MLP closed-end funds. ARI’s MLP Team has over 100 years of combined MLP investment experience. The MLP Team has the longest standing track record in managing MLPs and has managed through multiple MLP market cycles (periods of performance through both up and down markets) since 1995. The MLP Team is an experienced closed-end fund manager with approximately 13 years in the marketplace.

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Appropriate for inclusion in IRAs and other qualified accounts.    Because the Fund’s distributions are not considered unrelated business taxable income (“UBTI”), whereas distributions from an individual MLP may be considered UBTI, individual retirement accounts (“IRAs”), 401(k) plans and other employee benefit plans may invest in the Fund.

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Suitable investments for corporations and investment companies.    Subject to certain holding period and other requirements, any distributions by the Fund that may be taxable as dividends (i.e., distributions out of the Fund’s current or accumulated earnings and profits) generally will be eligible for the dividends received deduction in the case of corporate shareholders and generally will be treated as “qualified dividend income” eligible for reduced rates of taxation for shareholders taxed as individuals. In addition, the Fund’s Common Share dividends will be treated as qualifying income for each of the Fund’s Common Shareholders that is an investment company (including mutual funds) that has elected to be taxed as a regulated investment company. In contrast, income received directly by such investment companies from MLPs may not be treated as qualifying income by such investment companies.

However, investors should be aware that the Fund will pay management fees and other expenses. Direct investments in an MLP are not subject to these costs. Moreover, because MLPs themselves generally do not pay U.S. federal income taxes, direct investors in MLPs are generally not subject to double taxation (i.e., corporate level tax and tax on corporate dividends). By contrast, the Fund itself will be treated as a regular corporation for U.S. federal income tax purposes and will therefore be subject to corporate income tax to the extent it recognizes taxable income. Distributions by the Fund to Common Shareholders will also be subject to U.S. federal income tax laws applicable to corporate distributions, and therefore the Fund’s taxable income will be subject to a double layer of taxation.

Investment Adviser	Nuveen Fund Advisors, LLC (“NFALLC”), the Fund’s investment adviser, is responsible for overseeing the Fund’s overall investment strategy and implementation. NFALLC offers advisory and investment management services to a broad range of investment company clients. NFALLC has overall responsibility for management of the Fund, oversees the management of the Fund’s portfolio, manages the Fund’s business affairs and provides certain clerical, bookkeeping and other administrative services. NFALLC is located at 333 West Wacker Drive, Chicago, Illinois 60606. NFALLC is a subsidiary of Nuveen, LLC (“Nuveen”), the investment management arm of Teachers Insurance and Annuity Association of America (“TIAA”). TIAA is a life insurance company founded in 1918 by the Carnegie Foundation for the Advancement of Teaching and is the companion organization of College Retirement Equities Fund. As of December 31, 2017, Nuveen managed approximately $970 billion in assets, of which approximately $139 billion was managed by NFALLC.

Sub-Adviser

Advisory Research, Inc. (“ARI”), a Delaware corporation and registered investment adviser, serves as the Fund’s sub-adviser. ARI was founded in 1974 and is a wholly-owned subsidiary of Piper Jaffray Companies, a publicly traded company listed on the NYSE, trading under the symbol “PJC.” ARI’s MLP & Energy Infrastructure Team (the “MLP Team”), which is responsible for investing the Fund’s Managed Assets, is dedicated to managing MLPs and energy infrastructure strategies for open-end and closed-end management investment companies, public and corporate pension plans, endowments and foundations and wealthy individuals. The MLP Team manages approximately $3.8 billion in MLP and energy infrastructure assets, which include the assets of the Fund and two other MLP closed-end funds, which are not offered in this prospectus, as of December 31, 2017. Shares of FMO and JMF are not offered pursuant to this Prospectus.

Use of Leverage	The Fund may use regulatory leverage. Regulatory leverage consists of “senior securities” as defined under the 1940 Act, which include (1) borrowings, including loans from financial institutions (“Borrowings”); (2) issuance of debt securities; and (3) issuance of preferred shares ((1), (2), and (3) are hereinafter collectively referred to as “regulatory leverage”).

In addition, the Fund may also enter into certain derivatives transactions that have the economic effect of leverage by creating additional investment exposure. The Fund may utilize leverage to the extent permissible under the 1940 Act. See “Use of Leverage” and “The Fund’s Investments—Portfolio Composition Derivatives” in the Prospectus and “Portfolio Composition—Derivatives” in the SAI.

The Fund currently employs regulatory leverage through borrowings. The Fund has entered into a credit agreement with the bank of Nova Scotia as lender (“Scotia Bank”) (the “Credit Agreement”). The borrowing capacity under the Credit Agreement is $60 million. The Fund has the right to augment or replace the Credit Agreement with a new credit agreement in the future, and any such augmented or replacement credit agreement may contain terms that are materially different than the terms contained in the existing Credit Agreement. In order to maintain these Borrowings, the Fund must meet certain collateral, asset coverage and other requirements. Borrowings outstanding are secured by a lien on the Fund’s portfolio of investments. For the fiscal year ended November 30, 2017, the average daily balance outstanding and the average annual interest rate on these Borrowings were approximately $43 million and 1.74%, respectively.

Leverage involves special risks. See “Risk Factors—Leverage Risk.” There is no assurance that the Fund’s leveraging strategy will be successful. The Fund will seek to invest the proceeds of any future leverage in a manner consistent with the Fund’s investment objective and policies. See “Use of Leverage.”

The Fund pays a management fee to NFALLC (which in turn pays a portion of its fee to ARI) based on a percentage of Managed Assets. Because Managed Assets include the Fund’s net assets as well as assets that are attributable to the Fund’s use of leverage, it is anticipated that the Fund’s Managed Assets will be greater than its net assets. NFALLC will be responsible for using leverage to pursue the Fund’s investment objective, and will base its decision regarding whether and how much leverage to use for the Fund based on its assessment of whether such use of leverage is in the best interests of the Fund. However, the fact that a decision to employ or increase the Fund’s leverage will have the effect, all other things being equal, of increasing Managed Assets and therefore the amount of fees paid to NFALLC means that NFALLC may have a conflict of interest in determining whether to use or increase leverage. NFALLC will seek to manage that potential conflict by leveraging the Fund (or increasing such leverage) when it determines that such action is in the best interests of the Fund, and by periodically reviewing the Fund’s performance and use of leverage with the Board of Trustees (the “Board”).

Offering Methods	The Fund may offer shares using one or more of the following methods: (i) at-the-market transactions conducted through one or more broker-dealers that have entered into a selected dealer agreement with Nuveen Securities, LLC (“Nuveen Securities”), one of the Fund’s underwriters; (ii) through an underwriting syndicate; and (iii) through privately negotiated transactions between the Fund and specific investors. See “Plan of Distribution.”

Distribution Through At-The-Market Transactions. The Fund from time to time may issue and sell its Common Shares through Nuveen Securities LLC to certain broker-dealers that have entered into selected dealer agreements with Nuveen Securities. Currently, Nuveen Securities has entered into a selected dealer agreement with BB&T Capital Markets (“BB&T”), a division of BB&T Securities, LLC, pursuant to which BB&T will act as the exclusive sub-placement agent with respect to at-the-market offerings of Common Shares. Common Shares will only be sold on such days as shall be agreed to by the Fund, Nuveen Securities and BB&T. Common Shares will be sold at market prices, which shall be determined with reference to trades on the NYSE, subject to a minimum price to be established each day by Nuveen Securities. The minimum price on any day will not be less than the current NAV per share plus the per share amount of the commission to be paid to Nuveen Securities. The Fund and Nuveen Securities will suspend the sale of Common Shares if the per share price of the shares is less than the minimum price.

The Fund will compensate Nuveen Securities with respect to sales of the Common Shares at a commission rate of up to 1.0% of the gross proceeds of the sale of Common Shares. Nuveen Securities will compensate sub-placement agents or other broker-dealers at a rate of up to 0.8% of the gross sales proceeds of the sale of Common Shares sold by that sub-placement agent or broker-dealer. Settlements of Common Share sales will occur on the third business day following the date of sale.

In connection with the sale of the Common Shares on behalf of the Fund, Nuveen Securities may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended (the “1933 Act”), and the compensation of Nuveen Securities may be deemed to be underwriting commissions or discounts. Unless otherwise indicated in a Prospectus supplement, Nuveen Securities will act as underwriter on a reasonable efforts basis.

The offering of Common Shares pursuant to the Distribution Agreement (defined below under “Plan of Distribution—Distribution Through At-The-Market Transactions”) will terminate upon the earlier of (i) the sale of all Common Shares subject thereto or (ii) termination of the Distribution Agreement. The Fund and Nuveen Securities each have the right to terminate the Distribution Agreement in its discretion at any time. See “Plan of Distribution—Distribution Through At-The-Market Transactions.”

The Fund currently intends to distribute the shares offered pursuant to this Prospectus primarily through at-the-market transactions, although from time to time it may also distribute shares through an underwriting syndicate or a privately negotiated transaction. To the extent shares are distributed other than through at-the-market transactions, the Fund will file a supplement to this Prospectus describing such transactions.

As of April 5, 2018, the Fund has sold an aggregate of 655,200 Common Shares, representing net proceeds to the Fund of $5,627,937, after payment of commissions of $56,981 in the aggregate.

The Fund’s closing price on the NYSE on April 5, 2018 was $7.36.

Distribution Through Underwriting Syndicates. The Fund from time to time may issue additional Common Shares through a syndicated secondary offering. In order to limit the impact on the market price of the Fund’s Common Shares, underwriters will market and price the offering on an expedited basis (e.g., overnight or similarly abbreviated offering period). The Fund will launch a syndicated offering on a day, and upon terms, mutually agreed upon between the Fund, Nuveen Securities and the underwriting syndicate.

The Fund will offer its shares at a price equal to a specified discount of up to 5% from the closing market price of the Fund’s Common Shares on the day prior to the offering date. The applicable discount will be negotiated by the Fund and Nuveen Securities in consultation with the underwriting syndicate on a transaction-by-transaction basis. The Fund will compensate the underwriting syndicate out of the proceeds of the offering based upon a sales load of up to 4% of the gross proceeds of the sale of Common Shares. The minimum net proceeds per share to the Fund will not be less than the greater of (i) the Fund’s latest NAV per Common Share or (ii) 94% of the closing market price of the Fund’s Common Shares on the day prior to the offering date. See “Plan of Distribution—Distribution Through Underwriting Syndicates.”

Distribution Through Privately Negotiated Transactions. The Fund, through Nuveen Securities, from time to time may sell directly to, and solicit offers from, institutional and other sophisticated investors, who may be deemed to be underwriters as defined in the 1933 Act for any resale of Common Shares. No sales commission or other compensation will be paid to Nuveen Securities or any other FINRA member in connection with such transactions.

The terms of such privately negotiated transactions will be subject to the discretion of the management of the Fund. In determining whether to sell Common Shares through a privately negotiated transaction, the Fund will consider relevant factors including, but not limited to, the attractiveness of obtaining additional funds through the sale of Common Shares, the purchase price to apply to any such sale of Common Shares and the investor seeking to purchase the Common Shares.

Common Shares issued by the Fund through privately negotiated transactions will be issued at a price equal to the greater of (i) the NAV per Common Share or (ii) at a discount ranging from 0% to 5% of the average daily closing market price of the Fund’s Common Shares at the close of business on the two business days preceding the date upon which Common Shares are sold pursuant to the privately negotiated transaction. The applicable discount will be determined by the Fund on a transaction-by-transaction basis. See “Plan of Distribution—Distribution Through Privately Negotiated Transactions.”

The principal business address of Nuveen Securities is 333 West Wacker Drive, Suite 3300, Chicago, Illinois 60606.

Federal Income Taxes	Taxation. The Fund intends to invest primarily in MLPs that are treated as partnerships for U.S. federal income tax purposes, but it also may invest in MLPs that are taxed as corporations.

The Fund is treated as a regular corporation, or a “C” corporation, for U.S. federal income tax purposes. Accordingly, the Fund pays federal and applicable state corporate taxes on its taxable income. MLPs treated as partnerships for U.S. federal income tax purposes typically have made high levels of tax-deferred cash distributions. Such MLPs historically have made cash distributions to limited partners or members that exceed the amount of taxable income allocable to limited partners or members, due to a variety of factors, including significant non-cash deductions, such as depreciation and depletion. If the cash distributions received by the Fund exceed the Fund’s taxable income in a particular tax year, the excess cash distributions would not be taxed as income to the Fund in that tax year but rather would be treated as a return of capital for federal income tax purposes to the extent of the Fund’s basis in its MLP units. See “Tax Matters.”

If the Fund determines that doing so is in the best interest of its shareholders, in the future the Fund may elect to be treated as a regulated investment company (a “RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) for federal income tax purposes. The Fund may make such an election, for example, if changes to the Internal Revenue Code made it possible for the Fund to qualify as a RIC despite its concentration in MLP securities and as a result made it disadvantageous to continue to be treated as a “C” corporation for federal income tax purposes. Making such an election would generally require, among other things, that the Fund either (i) be subject to corporate level taxes on any net built-in gains actually recognized over a five-year period or (ii) recognize and pay tax on unrealized gains as of the last day of the Fund’s last taxable year as a “C” corporation.

Common Shareholder Tax Features. The Fund expects to pay cash distributions to its Common Shareholders in excess of its taxable income per share, although no assurance can be given in this regard. If the Fund distributes cash from current or accumulated earnings and profits as computed for federal income tax purposes, such distributions will generally be taxable to Common Shareholders to the extent of such earnings and profits in the current period as dividend income for federal income tax purposes. Subject to certain holding period and other requirements, such dividend income will generally be eligible for the dividends received deduction in the case of corporate shareholders and will generally be treated as “qualified dividend income” eligible for reduced rates of taxation for shareholders taxed as individuals. If the Fund’s distributions exceed its current and accumulated earnings and profits as computed for federal income tax purposes, such excess distributions will constitute a non-taxable return of capital that will reduce a Common Shareholder’s basis in the Fund’s Common Shares. To the extent that excess exceeds a Common Shareholder’s basis in the Fund’s Common Shares, the excess will be taxed as capital gain. The Fund expects that a significant portion of its distributions to its Common Shareholders will constitute a non-taxable return of capital and will reduce their basis in the Common Shares. Upon the sale of Common Shares, a Common Shareholder generally will recognize capital gain or loss measured by the difference between the sale proceeds received by the Fund’s Common Shareholder and the holder’s federal income tax basis in the Common Shares sold, as adjusted to reflect return of capital. It is possible that a return of capital could cause a shareholder to pay tax on capital gains with respect to shares that are sold for an amount less than the price originally paid for them. See “Tax Matters.”

Special Risk Considerations	Investment in the Fund involves special risk considerations, which are summarized below. The Fund is designed as a long-term investment and not as a trading vehicle. The Fund is not intended to be a complete investment program. See “Risks” for a more complete discussion of the special risk considerations of an investment in the Fund.

Investment and Market Risk. An investment in the Fund’s Common Shares is subject to investment risk, including the possible loss of the entire principal amount that you invest. Your investment in Common Shares represents an indirect investment in MLPs and other securities owned by the Fund, many of which could be purchased directly. Your Common Shares at any point in time may be worth less than your original investment, even after taking into account the reinvestment of Fund dividends and distributions. See “Risk Factors—Investment and Market Risk.”

Recent Market Conditions.    The financial crisis in the U.S. and global economies over the past several years, including the European sovereign debt crisis, has resulted, and may continue to result, in an unusually high degree of volatility in the financial markets, both domestic and foreign. Liquidity in some markets has decreased and credit has become scarcer worldwide. Recent regulatory changes, including the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and the introduction of new international capital and liquidity requirements set forth by the Basel Committee on Banking Supervision (known as “Basel III”), may cause lending activity within the financial services sector to be constrained for several years as Basel III rules phase in and rules and regulations are promulgated and interpreted under the Dodd-Frank Act.

Since 2010, the risks of investing in certain foreign government debt have increased dramatically as a result of the ongoing European debt crisis, which began in Greece and has spread to varying degrees throughout various other European countries. These debt crises and the ongoing efforts of governments around the world to address these debt crises have also resulted in increased volatility and uncertainty in the global securities markets and it is impossible to predict the effects of these or similar events in the future on the Fund, though it is possible that these or similar events could have a significant adverse impact on the value and risk profile of the Fund.

In the United States, on August 5, 2011, S&P Global Ratings (“S&P”) lowered its long-term sovereign credit rating on the U.S. federal government debt to “AA+” from “AAA.” Any additional downgrade by S&P, or any other rating agency, could increase volatility in both stock and bond markets, result in higher interest rates and higher Treasury yields and increase the costs of all kinds of debt.

Global economies and financial markets are also becoming increasingly interconnected, which increases the possibilities that conditions in one country or region might adversely impact issuers in a different country or region. For example, in a referendum held on June 23, 2016, citizens of the United Kingdom voted to leave the European Union (“EU”), creating economic and political uncertainty in its wake. The country’s departure from the EU (known as “Brexit”) sparked depreciation in the value of the British pound, short-term declines in the stock markets and heightened risk of continued economic volatility worldwide.

As a consequence of the United Kingdom’s vote to withdraw from the EU, the government of the United Kingdom has, pursuant to the Treaty of Lisbon (the “Treaty”), given notice of its withdrawal and the period to enter into negotiations with the EU Council to agree to terms for the United Kingdom’s withdrawal from the EU has commenced. The Treaty provides for a two-year negotiation period, which may be shortened or extended by agreement of the parties. However, there is still considerable uncertainty relating to the potential consequences and precise timeframe for the exit, how the negotiations for the withdrawal and new trade agreements will be conducted, and whether the United Kingdom’s exit will increase the likelihood of other countries also departing the EU. During this period of uncertainty, the negative impact on not only the United Kingdom and European economies, but the broader global economy, could be significant, potentially resulting in increased volatility and illiquidity and lower economic growth for companies that rely significantly on Europe for their business activities and revenues. Any further exits from the EU, or the possibility of such exits, would likely cause additional market disruption globally and introduce new legal and regulatory uncertainties.

The impact of these developments in the near- and long-term is unknown and could have additional adverse effects on economies, financial markets and asset valuations around the world.

Legislation and Regulatory Risk. At any time after the date of this Prospectus, legislation or additional regulations may be enacted that could negatively affect the assets of the Fund, securities held by the Fund or the issuers of such securities. Fund shareholders may incur increased costs resulting from such legislation or additional regulation. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Fund or will not impair the ability of the Fund to achieve its investment objective.

Economic and Political Events Risk. The Fund may be more sensitive to adverse economic, business or political developments if it invests a substantial portion of its assets in the bonds of similar industry (such as those relating to the energy sector). Such developments may adversely affect a specific industry or local or global political and economic conditions, and thus may lead to declines in the Fund’s investments.

Market Discount from Net Asset Value. Shares of closed-end investment companies like the Fund have during some periods traded at prices higher than NAV and have during other periods traded at prices lower than NAV. The Fund cannot predict whether Common Shares will trade at, above or below NAV. This characteristic is a risk separate and distinct from the risk that the Fund’s NAV could decrease as a result of investment activities. Investors bear a risk of loss to the extent that the price at which they sell their shares is lower in relation to the Fund’s NAV than at the time of purchase, assuming a stable NAV. Proceeds from the sale of Common Shares in this offering will be reduced by shareholder transaction costs (if applicable, which vary depending on the offering method used). The NAV per Common Share will be reduced by costs associated with any future issuances of Common Shares or preferred shares. Depending on the premium of the Common Shares at the time of any offering of Common Shares hereunder, the Fund’s NAV may be reduced by an amount up to the offering costs. The Common Shares are designed primarily for long-term investors, and you should not view the Fund as a vehicle for trading purposes. See “Risk Factors—Market Discount from Net Asset Value.”

Risks Related to Investments in MLP Units. An investment in MLP units involves risks that differ from a similar investment in equity securities, such as common stock, of a corporation. Holders of MLP units have the rights typically afforded to limited partners in a limited partnership. As compared to common stockholders of a corporation, holders of MLP units have more limited control and limited rights to vote on matters affecting the partnership. There are certain tax risks associated with an investment in MLP units (described further below). Additionally, conflicts of interest may exist among common unit holders, subordinated unit holders and the general partner or managing member of an MLP; for example a conflict may arise as a result of incentive distribution payments.

U.S. Federal Budget Risk. From year to year, the U.S. federal budget process may lead to modification of certain tax incentives widely used by oil, gas and coal companies and result in the imposition of new fees on certain energy producers. Changes to such tax incentives and the imposition of such fees could adversely affect MLPs in which the Fund invests and the natural resources industry generally.

Tax Risks. The Fund invests primarily in MLPs that pay no separate corporate-level tax because they qualify as partnerships under current U.S. tax law. A change in law or in the business of such MLPs that caused them to be treated as taxable corporations could reduce their cash available for distribution to the Fund and require them to treat their distributions as dividends to the extent of their current or accumulated earnings and profits. Such a tax reclassification could materially reduce the after-tax return to the Fund from the affected MLPs, possibly causing a decline in the value of the Common Shares. In addition, other changes in tax laws or tax administration could adversely affect the Fund or the MLPs in which the Fund invests.

The Fund’s taxable income includes its allocable share of the income, gains, losses, deductions, expenses and credits recognized by each MLP treated as a partnership for U.S. federal income tax purposes in which it invests, regardless of whether the MLP distributes cash to the Fund. The Fund will incur a current tax liability on its share of MLP income that is not offset by MLP tax deductions. Any portion of a distribution from an MLP that is offset by the MLP’s tax deductions reduces the Fund’s adjusted tax basis in the MLP, eventually increasing the amount of gain (or decreasing the amount of loss) the Fund will recognize upon the sale of its MLP interest or distributions by the MLP. Cash distributions from an MLP to the Fund (and, in certain cases, the value of marketable securities distributed by an MLP to the Fund) in excess of the Fund’s basis in the MLP will generally be taxable to the Fund as capital gain. The Fund will not benefit from current favorable federal income tax rates on long-term capital gains (maximum 20% rate) because it will be taxed as a corporation for federal income tax purposes. The Fund, however, will benefit from the new maximum federal corporate rate of 21% in effect for taxable years beginning after December 31, 2017, with respect to its income including capital gains. Historically, such MLPs have been able to offset a significant portion of their taxable income with deductions, but that portion may fluctuate in the future. Reduction or deceleration in an MLP’s allocation of tax deductions or credits to the Fund could increase the current tax liability for the Fund. The Fund will accrue deferred income taxes for the future tax liability associated with the difference between the tax basis and the fair market value of each MLP interest. From time to time, the Fund will modify its estimates or assumptions regarding its accrual as new information becomes available with respect to each MLP. Although the Fund’s NAV may take into account deferred tax liabilities, there can be no assurance that the purchase price you pay for Common Shares will take into account deferred tax liabilities. If you purchase Common Shares at a substantial premium to NAV, the value of the Common Shares may be adversely affected by an event that triggers a deferred tax liability not fully reflected in your purchase price.

Depreciation or other cost recovery deductions passed through to the Fund from investments in MLPs and used to reduce the Fund’s taxable income may be recaptured in the Fund’s taxable income (and earnings and profits) in subsequent years when the MLPs dispose of their assets or when the Fund disposes of its interests in the MLPs. When deductions are recaptured, the Fund will be subject to tax on the recapture income and distributions to the Fund’s shareholders may be taxable, even if those shareholders did not hold shares in the Fund at the time the deductions were taken by the Fund, and even though the shareholders will not have corresponding economic gains on their shares at the time of the distribution.

Because of the Fund’s status as a corporation for tax purposes and its investments in MLPs, its earnings and profits may be calculated differently from taxable income. The Fund’s distributions out of current or accumulated earnings and profits will be treated as dividends even in years when the amount of the Fund’s distributions exceeds its taxable income.

The tax treatment of all items allocated to the Fund each year by the MLPs will not be known until the Fund receives a schedule K-1 for that year with respect to each of its MLP investments. The Fund’s tax liability will not be known until the Fund completes its annual tax return. The Fund’s tax estimates could vary substantially from the actual liability and therefore the determination of the Fund’s actual tax liability may have a material adverse effect on the value of an investment in the Fund. The payment of corporate income taxes imposed on the Fund will decrease cash available for distribution to shareholders. See “Tax Matters.”

Affiliated Party Risk.    Certain MLPs in which the Fund may invest depend upon their parent or sponsor entities for the majority of their revenues. If their parent or sponsor entities fail to make such payments or satisfy their obligations, the revenues and cash flows of such MLPs and ability of such MLPs to make distributions to unit holders, such as the Fund, would be adversely affected.

Equity Securities Risk. A substantial percentage of the Fund’s assets will be invested in MLP equity securities. Equity risk is the risk that MLP units or other equity securities held by the Fund will fall due to general market or economic conditions, perceptions regarding the industries in which the issuers of securities held by the Fund participate, changes in interest rates, and the particular circumstances and performance of particular companies whose securities the Fund holds. The price of an equity security of an issuer may be particularly sensitive to general movements in the stock market, and a drop in the stock market may depress the price of most or all of the equity securities held by the Fund. In addition, equity securities held by the Fund may decline in price if the issuer fails to make anticipated distributions or dividend payments.

MLP subordinated units typically are convertible to MLP common units at a one-to-one ratio. The price of MLP subordinated units is typically tied to the price of the corresponding MLP common unit, less a discount. The size of the discount depends upon a variety of factors including the likelihood of conversion, the length of time remaining until conversion and the size of the block of subordinated units being purchased or sold.

The Fund may invest in equity securities issued by affiliates of MLPs, including general partners of MLPs. Such issuers may be organized and/or taxed as corporations, and these equity securities therefore may not offer the advantageous tax characteristics of MLP units. Investments in such MLP affiliates may not exhibit precise price correlation to any particular MLP or the MLP asset class generally.

I-Shares represent an indirect investment in MLP I-units. Prices and volatilities of I-Shares tend to correlate to the price of common units, although the price correlation may not be precise. I-Shares have limited voting rights. Holders of I-Shares are subject to the same risks as holders of MLP common units. See “Risk Factors—Equity Securities Risk.”

Energy Sector Risks. Concentration in the energy sector may present more risks than if the Fund invested in numerous sectors of the economy. A downturn in the energy sector could have a larger impact on the Fund than on a fund that does not concentrate its investments in the sector. At times, the performance of securities in the energy sector may lag the performance of other sectors or the broader market as a whole. In addition, there are several specific risks associated with investments in the energy sector, including the following:

Commodity Price Risk.    MLPs and other entities operating in the energy sector may be affected by fluctuations in the prices of energy commodities, including, for example, natural gas, natural gas liquids (including propane), crude oil and coal in the short-term and long-term. Fluctuations in energy commodity prices would impact directly companies that own such energy commodities and could impact indirectly companies that engage in transportation, storage, processing, distribution or marketing of such energy commodities. Fluctuations in energy commodity prices can result from changes in general economic conditions or political circumstances (especially of key energy producing and consuming countries); market conditions; weather patterns; domestic production levels; volume of imports; energy conservation; domestic and foreign governmental regulation; international politics; policies of the Organization of Petroleum Exporting Countries (“OPEC”); taxation; tariffs; and the availability and costs of local, intrastate and interstate transportation methods. The energy sector as a whole may also be impacted by the perception that the performance of energy sector companies is directly linked to commodity prices. High commodity prices may drive further energy conservation efforts, and a slowing economy may adversely impact energy consumption, which may adversely affect the performance of MLPs and other companies operating in the energy sector. Recent economic and market events have fueled concerns regarding potential liquidations of commodity futures and options positions.

Depletion Risk. MLPs and other entities engaged in the exploration, development, management or production of energy commodities face the risk that commodity reserves are depleted over time. Such companies seek to increase their reserves through expansion of their current businesses, acquisitions, further development of their existing sources of energy commodities, exploration of new sources of energy commodities or by entering into long-term contracts for additional reserves; however, there are risks associated with each of these potential strategies. If such companies fail to acquire additional reserves in a cost-effective manner and at a rate at least equal to the rate at which their existing reserves decline, their financial performance may suffer. Additionally, failure to replenish reserves could reduce the amount and affect the tax characterization of the distributions paid by such companies.

Supply and Demand Risk.    MLPs and other entities operating in the energy sector could be adversely affected by reductions in the supply of or demand for energy commodities. The volume of production of energy commodities and the volume of energy commodities available for transportation, storage, processing or distribution could be affected by a variety of factors, including depletion of resources; depressed commodity prices; catastrophic events; labor relations; increased environmental or other governmental regulation; equipment malfunctions and maintenance difficulties; import volumes; international politics; policies of OPEC; and increased competition from alternative energy sources. Alternatively, a decline in demand for energy commodities could result from factors such as adverse economic conditions (especially in key energy-consuming countries); increased taxation; increased environmental or other governmental regulation; increased fuel economy; increased energy conservation or use of alternative energy sources; legislation intended to promote the use of alternative energy sources; or increased commodity prices.

Regulatory Risk. The energy sector is highly regulated. MLPs and other entities operating in the energy sector are subject to significant regulation of nearly every aspect of their operations by federal, state and local governmental agencies. Such regulation can change over time in both scope and intensity. For example, a particular by-product may be declared hazardous by a regulatory agency and unexpectedly increase production costs. Various governmental authorities have the power to enforce compliance with these regulations and the permits issued under them, and violators are subject to administrative, civil and criminal penalties, including fines, injunctions or both. Governmental agencies may in the future seek to limit or prohibit certain activities (i.e., hydraulic fracturing or “fracking”) that produce energy commodities, which could adversely affect the financial condition of the MLPs in which the Fund invests. Stricter laws, regulations or enforcement policies could be enacted in the future which would likely increase compliance costs and may adversely affect the financial performance of MLPs.

There is an inherent risk that MLPs may incur environmental costs and liabilities due to the nature of their businesses and the substances they handle. For example, an accidental release from wells or energy infrastructure assets could subject them to substantial liabilities for environmental cleanup and restoration costs, claims made by neighboring landowners and other third parties for personal injury and property damage, and fines or penalties for related violations of environmental laws or regulations. Moreover, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase compliance costs and remediation costs. MLPs may not be able to recover these costs from insurance. See “Risk Factors—Regulatory Risk.”

Acquisition Risk. MLP investments owned by the Fund may depend on their ability to make acquisitions that increase adjusted operating surplus per unit in order to increase distributions to unit holders. The ability of such MLPs to make future acquisitions is dependent on their ability to identify suitable targets, negotiate favorable purchase contracts, obtain acceptable financing and outbid competing potential acquirers. To the extent that such MLPs are unable to make future acquisitions, or such future acquisitions fail to increase the adjusted operating surplus per unit, their growth and ability to make distributions will be limited. See “Risk Factors—Acquisition Risk.”

Weather Risk.    Weather plays a role in the seasonality of some MLPs’ cash flows. MLPs in the propane industry, for example, rely on the winter season to generate almost all of their earnings. In an unusually warm winter season, propane MLPs experience decreased demand for their product. Although most MLPs can reasonably predict seasonal weather demand based on normal weather patterns, extreme weather conditions demonstrate that no amount of preparation can protect an MLP from the unpredictability of the weather or possible climate change. The damage done by extreme weather also may serve to increase many MLPs’ insurance premiums and could adversely affect such companies’ financial condition and ability to pay distributions to shareholders.

Catastrophic Event Risk. MLPs and other entities operating in the energy sector are subject to many dangers inherent in the production, exploration, management, transportation, processing and distribution of natural gas, natural gas liquids (including propane), crude oil, refined petroleum and petroleum products and other hydrocarbons. These dangers include leaks, fires, explosions, damage to facilities and equipment resulting from natural disasters, inadvertent damage to facilities and equipment and terrorist acts. Since the September 11th terrorist attacks, the U.S. government has issued warnings that energy assets, specifically U.S. pipeline infrastructure, may be targeted in future terrorist attacks. These dangers give rise to risks of substantial losses as a result of loss or destruction of commodity reserves; damage to or destruction of property, facilities and equipment; pollution and environmental damage; and personal injury or loss of life. Any occurrence of such catastrophic events could bring about a limitation, suspension or discontinuation of operations in the energy sector. See “Risk Factors—Catastrophic Event Risk.”

Industry Specific Risks. MLPs and other entities operating in the energy sector are also subject to risks that are specific to the industry they serve.

Pipelines.    Pipeline companies are subject to the demand for natural gas, natural gas liquids (including propane), crude oil or refined products in the markets they serve, changes in the availability of products for gathering, transportation, processing or sale due to natural declines in reserves and production in the supply areas serviced by the companies’ facilities, sharp decreases in crude oil or natural gas prices that cause producers to curtail production or reduce capital spending for exploration activities, and environmental regulation. Demand for gasoline, which accounts for a substantial portion of refined product transportation, depends on price, prevailing economic conditions in the markets served, and demographic and seasonal factors. Companies that own interstate pipelines are subject to regulation by the Federal Energy Regulatory Commission (the “FERC”) with respect to the tariff rates they may charge for transportation services. An adverse determination by FERC with respect to the tariff rates of such a company could have a material adverse effect on its business, financial condition, results of operations and cash flows and its ability to pay cash distributions or dividends. In addition, FERC has a tax allowance policy, which permits such companies to include in their cost of service an income tax allowance to the extent that their owners have an actual or potential tax liability on the income generated by them. If FERC’s income tax allowance policy were to change in the future to disallow a material portion of the income tax allowance taken by such interstate pipeline companies, it would adversely impact the maximum tariff rates that such companies are permitted to charge for their transportation services, which would in turn could adversely affect such companies’ financial condition and ability to pay distributions to shareholders.

Gathering and Processing. Gathering and processing companies are subject to natural declines in the production of oil and natural gas fields, which utilize their gathering and processing facilities as a way to market their production, prolonged declines in the price of natural gas or crude oil, which curtails drilling activity and therefore production, and declines in the prices of natural gas liquids (including propane) and refined petroleum products, which cause lower processing margins. In addition, some gathering and processing contracts subject the gathering or processing company to direct commodities price risk.

Midstream. Midstream MLPs gather, process, transport and store oil, natural gas, and refined petroleum products. Midstream MLPs and other entities that provide crude oil, refined product and natural gas services are subject to supply and demand fluctuations in the markets they serve which may be impacted by a wide range of factors including fluctuating commodity prices, weather, increased conservation or use of alternative fuel sources, increased governmental or environmental regulation, depletion, rising interest rates, declines in domestic or foreign production, accidents or catastrophic events, and economic conditions, among others.

Exploration and Production.    Exploration, development and production companies are particularly vulnerable to declines in the demand for and prices of crude oil and natural gas. Reductions in prices for crude oil and natural gas can cause a given reservoir to become uneconomic for continued production earlier than it would if prices were higher, resulting in the plugging and abandonment of, and cessation of production from, that reservoir. In addition, lower commodity prices not only reduce revenues but also can result in substantial downward adjustments in reserve estimates. The accuracy of any reserve estimate is a function of the quality of available data, the accuracy of assumptions regarding future commodity prices and future exploration and development costs and engineering and geological interpretations and judgments. Different reserve engineers may make different estimates of reserve quantities and related revenue based on the same data. Actual oil and gas prices, development expenditures and operating expenses will vary from those assumed in reserve estimates, and these variances may be significant. Any significant variance from the assumptions used could result in the actual quantity of reserves and future net cash flow being materially different from those estimated in reserve reports. In addition, results of drilling, testing and production and changes in prices after the date of reserve estimates may result in downward revisions to such estimates. Substantial downward adjustments in reserve estimates could have a material adverse effect on a given exploration and production company’s financial position and results of operations. In addition, due to natural declines in reserves and production, exploration and production companies must economically find or acquire and develop additional reserves in order to maintain and grow their revenues and distributions.

Propane. Propane MLPs are subject to earnings variability based upon weather conditions in the markets they serve, fluctuating commodity prices, increased use of alternative fuels, increased governmental or environmental regulation, and accidents or catastrophic events, among others.

Coal. MLP entities and other entities with coal assets are subject to supply and demand fluctuations in the markets they serve, which may be impacted by a wide range of factors including fluctuating commodity prices, the level of their customers’ coal stockpiles, weather, increased conservation or use of alternative fuel sources, increased governmental or environmental regulation, depletion, rising interest rates, declines in domestic or foreign production, mining accidents or catastrophic events, health claims and economic conditions, among others. MLP entities and other entities with coal assets are also subject to supply variability based on geological conditions that reduce the productivity of mining operations, the availability of regulatory permits for mining activities and the availability of coal that meets the standards of the 1990 Clean Air Act.

Marine Shipping.    Marine shipping (or “tanker” companies) are exposed to many of the same risks as other energy companies. In addition, the highly cyclical nature of the industry may lead to volatile changes in charter rates and vessel values, which may adversely affect the earnings of tanker companies in the Fund’s portfolio. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect revenues, profitability and cash flows of tanker companies. The successful operation of vessels in the charter market depends upon, among other things, obtaining profitable spot charters and minimizing time spent waiting for charters and traveling unladen to pick up cargo. The value of tanker vessels may fluctuate and could adversely affect the value of tanker company securities in the Fund’s portfolio. Declining tanker values could affect the ability of tanker companies to raise cash by limiting their ability to refinance their vessels, thereby adversely impacting tanker company liquidity. Tanker company vessels are at risk of damage or loss because of events such as mechanical failure, collision, human error, war, terrorism, piracy, cargo loss and bad weather. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes, boycotts and government requisitioning of vessels. These sorts of events could interfere with shipping lanes and result in market disruptions and a significant loss of tanker company earnings. Some marine shipping MLPs are organized and headquartered outside the United States and taxed as corporations in the United States. As a result, these non-U.S. MLPs may not offer the tax benefits typically associated with domestic MLPs.

Interest Rate Risk. Rising interest rates could increase the costs of capital thereby increasing operating costs and reducing the ability of MLPs and other entities to carry out acquisitions or expansions in a cost-effective manner. As a result, rising interest rates could negatively affect the financial performance of MLPs. Rising interest rates may also impact the price of the securities of MLPs as the yields on alternative investments increase. See “Risks—Interest Rate Risk.”

Inflation and Deflation Risk. Inflation risk is the risk that the value of assets or income from investment will be worth less in the future, as inflation decreases the value of money. As inflation increases, the real value of the Common Shares and distributions on those shares can decline. In addition, during any periods of rising inflation, interest rates on any borrowings by the Fund would likely increase, which would tend to further reduce returns to the holders of Common Shares. Deflation risk is the risk that prices throughout the economy decline over time, which may have an adverse effect on the market valuation of companies, their assets and revenues. In addition, deflation may have an adverse effect on the creditworthiness of issuers and may make issuer default more likely, which may result in a decline in the value of the Fund’s portfolio.

Liquidity Risk. Although the equity securities of the MLPs in which the Fund invests generally trade on major stock exchanges, certain securities may trade less frequently, particularly those of MLPs and other issuers with smaller capitalizations. Securities with limited trading volumes may display volatile or erratic price movements. Also, the Fund may be one of the largest investors in certain sub-sectors of the energy or natural resource sectors. Thus, it may be more difficult for the Fund to buy and sell significant amounts of such securities without an unfavorable impact on prevailing market prices. Larger purchases or sales of these securities by the Fund in a short period of time may cause abnormal movements in the market price of these securities. As a result, these securities may be difficult to dispose of at a fair price at the times when the MLP Team believes it is desirable to do so. The Fund may invest up to 20% of its Managed Assets in debt securities, including securities issued by Energy MLPs. To the extent the Fund makes investments in private securities, such investments are generally expected to be illiquid and subject to significant liquidity risk.

Small Capitalization Risk.    The Fund may invest in securities of MLPs and other issuers that have comparatively smaller capitalizations relative to issuers whose securities are included in major equity benchmark indexes, which presents unique investment risks. These companies often have limited product lines, markets, distribution channels or financial resources, and the management of such companies may be dependent upon one or a few key people. The market movements of equity securities issued by MLPs with smaller capitalizations may be more abrupt or erratic than the market movements of equity securities of larger, more established companies or the stock market in general.

Restricted Securities Risk. The Fund may invest up to 30% of its Managed Assets in restricted securities including PIPEs. Because the sale of the securities is not registered under the 1933 Act, which, therefore, are “restricted” and cannot be immediately resold by the investors into the public markets. Restricted securities are often purchased at a discount from the market price of unrestricted securities of the same issuer reflecting the fact that such securities may not be readily marketable without some time delay. Such securities are often more difficult to value and the sale of such securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of liquid securities trading on national securities exchanges or in the over-the-counter markets. Until the Fund can sell such securities into the public markets, its holdings will be less liquid and any sales will need to be made pursuant to an exemption under the 1933 Act.

PIPEs Risk. The Fund may be involved in PIPEs or private financing of public companies. PIPE investors may purchase securities directly from a publicly traded company in a private placement transaction, typically at a discount to the market price of the company’s common stock. In a PIPE transaction, the Fund may bear the price risk from the time of pricing until the time of closing. In addition, the Fund may have to commit to purchase a specified number of shares at a fixed price, with the closing conditioned upon, among other things, the SEC’s preparedness to declare effective a resale registration statement covering the resale, from time to time, of the shares sold in the private financing. Because the sale of the securities is not registered under the 1933 Act, the securities are “restricted” and cannot be immediately resold by the investors into the public markets. Accordingly, the company typically agrees as part of the PIPE deal to register the restricted securities with the SEC. PIPE securities may be deemed illiquid.

Competition Risk. A number of alternatives to the Fund as vehicles for investment in a portfolio of MLPs currently exist, including other publicly traded investment companies, structured notes and private funds. In addition, tax law changes in the last decade have increased the ability of regulated investment companies and other institutions to invest in MLPs. These competitive conditions may adversely impact the Fund’s ability to meet its investment objective, which in turn could adversely impact its ability to make distributions. See “Risks—Competition Risk.”

Cash Flow Risk.    The Fund expects that a substantial portion of the cash flow it receives will be derived from its investments in equity securities of MLPs. The amount and tax characterization of cash available for distribution by an MLP depends upon the amount of cash generated by such entity’s operations. Cash available for distribution by MLPs will vary widely from quarter to quarter due to various factors affecting the entity’s operations. In addition to the risks described herein, operating costs, capital expenditures, acquisition costs, construction costs, exploration costs and borrowing costs may reduce the amount of cash that an MLP has available for distribution in a given period.

Capital Markets Risk. Global financial markets and economic conditions have been, and continue to be, volatile due to a variety of factors, including significant write-offs in the financial services sector. As a result, the cost of raising capital in the debt and equity capital markets has increased substantially while the ability to raise capital from those markets has diminished significantly. MLPs may therefore be unable to obtain new debt or equity financing on acceptable terms or at all. If funding is not available when needed, or is available only on unfavorable terms, MLPs may not be able to meet their obligations as they come due. Moreover, without adequate funding, MLPs may be unable to execute their growth strategies, complete future acquisitions, take advantage of other business opportunities or respond to competitive pressures, any of which could have a material adverse effect on their revenues and results of operations.

Valuation Risk. The Fund is subject to valuation risk from its estimates of deferred tax assets and liabilities and from its investments in certain securities for which market prices may be unavailable.

As a limited partner in MLPs, the Fund includes its allocable share of the MLPs’ taxable income in computing its own taxable income. Deferred income taxes in the financial statements of the Fund reflect (i) taxes on unrealized gains/losses, which are attributable to the temporary difference between fair market value and the tax basis of the Fund’s assets, (ii) the net tax effects of temporary differences between the carrying amounts of such assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and (iii) the net tax benefit of accumulated net operating losses. To the extent the Fund has a deferred tax asset, consideration is given as to whether or not a valuation allowance is required. The need to establish a valuation allowance for deferred tax assets is assessed periodically by the Fund based on the criterion established by the Financial Accounting Standards Board Codification Topic 740, Income Taxes (formerly Statement of Financial Accounting Standards No. 109) (“ASC Topic 740”) that it is more likely than not that some portion or all of the deferred tax asset will not be realized. In the assessment for a valuation allowance, consideration is given to all positive and negative evidence related to the realization of the deferred tax asset. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability (which are highly dependent on future MLP cash distributions), the duration of statutory carryforward periods and the associated risk that operating loss carryforwards may expire unused.

The Fund may rely to some extent on information provided by the MLPs, which may not necessarily be timely, to estimate taxable income allocable to the MLP units held in the portfolio and to estimate the associated deferred tax asset or liability. Such estimates are made in good faith. From time to time, as new information becomes available, the Fund will modify its estimates or assumptions regarding the deferred tax asset or liability.

Deferred tax assets may constitute a relatively high percentage of the Fund’s NAV. Any valuation allowance required against such deferred tax assets or future adjustments to a valuation allowance may reduce the Fund’s deferred tax assets and could have a material impact on the Fund’s NAV and results of operations in the period the valuation allowance is recorded or adjusted.

The Fund may make investments in securities for which market prices may not be available, including restricted or unregistered securities of certain MLPs and private companies, MLP subordinated units and direct ownership of general partner or managing member interests. The value of such securities will be determined pursuant to fair valuation policies adopted by the Board. Proper valuation of such securities may require more reliance on the judgment of NFALLC and the MLP Team than for valuation of securities for which an active trading market exists.

Below Investment Grade Risk. The Fund may invest in debt securities that are of below investment grade quality. Securities of below investment grade quality, commonly referred to as junk bonds, are regarded as having predominately speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal when due, and are more susceptible to default or decline in market value due to adverse economic and business developments than investment grade securities. Also, to the extent that the rating assigned to a security in the Fund’s portfolio is downgraded by any nationally recognized statistical rating organization (“NRSRO”), the market price and liquidity of such security may be adversely affected. The market values for securities of below investment grade quality tend to be volatile, and these securities are less liquid than investment grade securities. See “Risk Factors—Below Investment Grade Risk.

Leverage Risk. The use of leverage created through borrowing or any future issuance of preferred shares creates an opportunity for increased Common Share net income and returns, but also creates special risks for Common Shareholders. There is no assurance that the Fund’s leveraging strategy will be successful. The risk of loss attributable to the Fund’s use of leverage is borne by Common Shareholders. The Fund’s use of leverage can result in a greater decrease in net asset values in declining markets. The Fund’s use of regulatory leverage similarly can magnify the impact of changing market conditions on Common Share market prices. See “Risk Factors—Leverage Risk.”

As of the date of this Prospectus, the Fund has not issued preferred shares. The Fund may in the future issue certain types of preferred securities to increase the Fund’s leverage.

Furthermore, the amount of fees paid to NFALLC and ARI for investment advisory services will be higher if the Fund uses leverage because the fees will be calculated based on the Fund’s Managed Assets—this may create an incentive for NFALLC and ARI to leverage the Fund.

See	“Risk Factors—Leverage Risk” and “Use of Leverage.”

Non-U.S. Issuers and Emerging Markets Risk. Investments in securities of non-U.S. companies involve special risks not presented by investments in securities of U.S. companies, including the following: potential adverse effects of fluctuations in controls on the value of the Fund’s investments; the economies of non-U.S. countries may grow at slower rates than expected or may experience a downturn or recession; the impact of economic, political, social or diplomatic events; possible seizure of a company’s assets; restrictions imposed by non-U.S. countries limiting the ability of non-U.S. issuers to make payments of principal and/or interest; and withholding and other non-U.S. taxes may decrease the Fund’s return. These risks are more pronounced to the extent that the Fund invests a significant amount of its assets in companies located in one region and to the extent that the Fund invests in securities of issuers in emerging markets. Investments in emerging markets may be considered speculative. Emerging markets are riskier because they develop unevenly and may never fully develop. They are more likely to experience hyperinflation and currency devaluations, including sudden, significant devaluations. In addition, many emerging markets countries have histories of political instability and abrupt changes in policies. Economies and social and political climates in individual countries may differ unfavorably from the United States. Non-U.S. economies may have less favorable rates of growth of gross domestic product, rates of inflation, currency valuation, capital reinvestment, resource self-sufficiency and balance of payments positions. Many countries have experienced substantial, and in some cases extremely high, rates of inflation for many years. Unanticipated economic, political and social developments also may affect the values of the Fund’s investments and the availability to the Fund of additional investments in such countries.

Other Investment Companies Risk.    The Fund may, subject to the limitations of the 1940 Act, invest in the securities of other investment companies including open-end and closed-end funds and ETFs. Such securities may be leveraged. As a result, the Fund may be indirectly exposed to leverage through an investment in such securities, which would magnify the Fund’s leverage risk. The Fund, as a holder of the securities of other investment companies, will bear its pro rata portion of the other investment companies’ expenses, including advisory fees. These expenses are in addition to the direct expenses of the Fund’s own operations. An ETF that is based on a specific index, whether stock or otherwise, may not be able to replicate and maintain exactly the composition and relative weighting of securities in the index. An ETF also incurs certain expenses not incurred by its applicable index. The market value of shares of ETFs and closed-end funds may differ from their NAV.

Risks Associated with Options on Securities. There are several risks associated with transactions in options on securities. A decision as to whether, when and how to use options involves the exercise of skill and judgment, and even a well-conceived transaction may be unsuccessful to some degree because of market behavior or unexpected events. As the writer of a covered call option, the Fund forgoes, during the option’s life, the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the strike price of the call, but has retained the risk of loss should the price of the underlying security decline. The writer of an option has no control over the time when it may be required to fulfill its obligation as a writer of the option. Once an option writer has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. There can be no assurance that a liquid market will exist when the Fund seeks to close out an option position. If trading were suspended in an option purchased by the Fund, the Fund would not be able to close out the option. If the Fund were unable to close out a covered call option that it had written on a security, it would not be able to sell the underlying security unless the option expired without exercise.

Derivatives Risk, including the Risk of Swaps.    The Fund’s use of derivatives involves risks different from, and possibly greater than, the risks associated with investing directly in the investments underlying the derivatives. If the Fund enters into a derivative transaction, it could lose more than the principal amount invested. Whether the Fund’s use of derivatives is successful will depend on, among other things, if NFALLC and the MLP Team correctly forecast conditions, liquidity, market values, interest rates and other applicable factors. If NFALLC or the MLP Team incorrectly forecasts these and other factors, the investment performance of the Fund will be negatively affected. In addition, there can be no assurance that any hedging techniques, as they may be developed and implemented by the Fund, will be successful in mitigating risk or achieving the goal of enhancing the Fund’s risk-adjusted total return over the longer term.

The Fund may enter into debt-related derivatives instruments, including interest rate swaps. Like most derivative instruments, the use of swaps is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. In addition, the use of swaps requires an understanding by NFALLC and the MLP Team of not only the referenced asset, rate or index, but also of the swap itself. If the Fund implements an interest rate swap program, it will seek to achieve potentially lower leverage costs and thereby enhance distributions over an extended period. This strategy would enhance Common Shareholder returns if short-term interest rates were to rise over time to exceed on average the all-in fixed interest rate over the term of the swap. This strategy, however, will add to leverage costs initially (because the swap costs are likely to be higher than current benchmark adjustable short-term rates) and would increase overall leverage costs over the entirety of any such time period in the event that short-term interest rates do not rise sufficiently during that period to exceed on average the all-in fixed interest rate for that time period. The derivatives market is subject to a changing regulatory environment. It is possible that regulatory and other developments in the derivatives market could adversely affect the Fund’s ability to successfully use derivative instruments.

Counterparty Risk. Changes in the credit quality of the companies that serve as the Fund’s counterparties with respect to derivatives and other transactions supported by another party’s credit may affect the value of those instruments. Certain entities that have served as counterparties in the markets for these transactions have in recent years incurred significant losses and financial hardships. As a result, such hardships have reduced these entities’ capital and called into question their continued ability to perform their obligations under such transactions. By using derivatives or other transactions, the Fund assumes the risk that its counterparties could experience similar financial hardships. In the event of insolvency of a counterparty, the Fund may sustain losses or be unable to liquidate a derivatives position. See “Risk Factors—Counterparty Risk.”

Risks Related to the Fund’s Clearing Broker and Central Clearing Counterparty.    The Commodity Exchange Act (the “CEA”) requires swaps and futures clearing brokers registered as “futures commission merchants” to segregate all funds received from customers with respect to any orders for the purchase or sale of U.S. domestic futures contracts and cleared swaps from the brokers’ proprietary assets. Similarly, the CEA requires each futures commission merchant to hold in separate secure accounts all funds received from customers with respect to any orders for the purchase or sale of foreign futures contracts and cleared swaps and segregate any such funds from the funds received with respect to domestic futures contracts. However, all funds and other property received by a clearing broker from its customers are held by the clearing broker on a commingled basis in an omnibus account and may be invested in certain instruments permitted under applicable regulations. There is a risk that assets deposited by the Fund with any swaps or futures clearing broker as margin for futures contracts or cleared swaps may, in certain circumstances, be used to satisfy losses of other clients of the Fund’s clearing broker. In addition, the assets of the Fund might not be fully protected in the event of the Fund’s clearing broker’s bankruptcy, as the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing broker’s customers for the relevant account class.

Similarly, the CEA requires a clearing organization approved by the Commodity Futures Trading Commission (the “CFTC”) as a derivatives clearing organization to segregate all funds and other property received from a clearing member’s clients in connection with domestic cleared futures and derivative contracts from any funds held at the clearing organization to support the clearing member’s proprietary trading. Nevertheless, all customer funds held at a clearing organization in connection with any futures contracts or derivatives contracts are held in a commingled omnibus account and are not identified to the name of the clearing member’s individual customers. With respect to futures and options contracts, a clearing organization may use assets of a non-defaulting customer held in an omnibus account at the clearing organization to satisfy payment obligations of a defaulting customer of the clearing member to the clearing organization. As a result, in the event of a default or the clearing broker’s other clients or the clearing broker’s failure to extend its own funds in connection with any such default, the Fund may not be able to recover the full amount of assets deposited by the clearing broker on behalf of the Fund with the clearing organization. See “Risks—Risks Related to the Fund’s Clearing Broker and Central Clearing Counterparty.”

Non-Diversified. Because the Fund is classified as “non-diversified” under the 1940 Act, it can invest a greater portion of its assets in obligations of a single issuer than a “diversified” fund. As a result, the Fund may be more susceptible than a diversified fund to any single corporate, economic, political, geographic or regulatory risk or occurrence. See “Risks—Non-Diversified” and “The Fund’s Investments.”

Anti-Takeover Provisions. The Fund’s Declaration of Trust (the “Declaration”) and the Fund’s By-Laws (the “By-Laws”) include provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end status. These provisions could have the effect of depriving Common Shareholders of opportunities to sell their Common Shares at a premium over the then-current market price of the Common Shares. See “Certain Provisions in the Declaration of Trust and By-Laws—Anti-Takeover Provisions” and “Risk Factors—Anti-Takeover Provisions.”

Potential Conflicts of Interest Risk.    NFALLC and ARI each provide a wide array of portfolio management and other asset management services to a mix of clients and may engage in ordinary course activities in which their respective interests or those of their clients may compete or conflict with those of the Fund. For example, NFALLC and ARI may provide investment management services to other funds and accounts that follow investment objectives similar to those of the Fund. In certain circumstances, and subject to its fiduciary obligations under the

Investment Advisers Act of 1940, ARI may have to allocate a limited investment opportunity among its clients. NFALLC and ARI have each adopted policies and procedures designed to address such situations and other potential conflicts of interests. For additional information about potential conflicts of interest, and the way in which NFALLC and ARI address such conflicts, please see the SAI.

Exchange Traded Notes (“ETNs”) Risk. ETNs are senior, unsecured, unsubordinated debt securities whose returns are linked to the performance of a particular market benchmark or strategy minus applicable fees. ETNs are traded on an exchange (e.g., the NYSE) during normal trading hours. ETNs are subject to credit risk, and the value of the ETN may drop due to a downgrade in the issuer’s credit rating, despite the underlying market benchmark or strategy remaining unchanged. The value of an ETN may also be influenced by time to maturity, level of supply and demand for the ETN, volatility and lack of liquidity in underlying assets, changes in the applicable interest rates, changes in the issuer’s credit rating and economic, legal, political or geographic events that affect the referenced underlying asset.

Preferred Stock Risks. The Fund may invest in preferred stock, which are junior and fully subordinated to the debt securities of an issuer, but have senior priority to corporate income and liquidation payments over the issuer’s common shares. In addition, preferred securities typically permit an issuer to defer the payment of income for eighteen months or more without triggering an event of default. Preferred securities have many of the key characteristics of equity due to their subordinated position in an issuer’s capital structure and because their quality and value are heavily dependent on the profitability of the issuer rather than on any legal claims to specific assets or cash flows. As such, preferred stock is inherently more risky than the bonds and other debt instruments of the issuer, particularly with respect to issuer’s credit risk, but less risky than its common stock. Preferred stocks may be significantly less liquid than many other securities, such as U.S. Government securities, corporate debt and common stock. While the Fund may invest in preferred unit in the future if the Fund’s MLP Team finds value in such investments, it has not done so historically, nor is it currently invested in such securities as of the date of this Prospectus.

Extension Risk. Extension risk is the risk of loss on preferred securities due to a preferred security’s expected redemption and duration lengthening, thereby causing the interest rate risk it presents to increase, if and when market interest rates rise. See “Risk Factors—Extension Risk.”

Issuer Credit Risk.    Debt instruments in which the Fund may invest are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the NAV of the Fund. There can be no assurance that the liquidation of any collateral securing a debt obligation would satisfy the issuer’s obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated. See “Risk Factors—Issuer Credit Risk.”

Prepayment Risk. During periods of declining interest rates or for other purposes, issuers may exercise their option to prepay principal earlier than scheduled, forcing the Fund to reinvest in lower yielding instruments. For premium bonds (bonds acquired at prices that exceed their par or principal value) purchased by the Fund, prepayment risk may be increased. See “Risk Factors—Prepayment Risk.”

In addition, an investment in the Fund’s Common Shares raises other risks, which are more fully disclosed in the “Risk Factors” section of this Prospectus.

Distributions	Under normal circumstances, the Fund intends to distribute substantially all of the cash flow received as distributions from MLPs, interest payments received on debt securities owned by the Fund and other payments on securities owned by the Fund, less payments on any borrowings or preferred shares and other Fund expenses.

The Fund intends to make quarterly distributions. The Fund reserves the right to change its distribution policy and the basis for establishing the rate of its quarterly distributions at any time, subject to a finding by the Fund’s Board that such change is in the best interests of the Fund and its Common Shareholders, and may do so without prior notice to Common Shareholders.

Custodian and Transfer Agent	State Street Bank and Trust Company serves as custodian of the Fund’s assets. ComputerShare Inc. serves as the Fund’s transfer agent. See “Custodian and Transfer Agent.”

Voting Rights	The Fund does not currently, but may in the future, issue certain types of preferred securities. In that event, such preferred securities, voting as a separate class, would have the right to elect at least two trustees at all times and to elect a majority of the trustees in the event two full years’ dividends on the preferred shares are unpaid. In each case, the remaining trustees would be elected by holders of Common Shares and preferred shares voting together as a single class. The holders of preferred shares would vote as a separate class or classes on certain other matters as required under the Declaration, the 1940 Act and Massachusetts law. See “Description of Shares—Preferred Shares—Voting Rights” and “Certain Provisions in the Declaration of Trust and By-Laws.”

SUMMARY OF FUND EXPENSES

The purpose of the table below and the Examples below are to help you understand all fees and expenses that you, as a Common Shareholder, would bear directly or indirectly. The table shows the expenses of the Fund as a percentage of the average net assets applicable to Common Shares, and not as a percentage of total assets or Managed Assets.

Shareholder Transaction Expenses (as a percentage of offering price)
Maximum Sales Charge	4.00	%*
Dividend Reinvestment Plan Fees(1)	$2.50

*	A maximum sales charge of 4.00% applies only to offerings pursuant to a syndicated underwriting. The maximum sales charge for offerings made at-the-market is 1.00%. There is no sales charge for offerings pursuant to a private transaction.

As a Percentage of Net Assets Attributable to Common Shares(2)
Annual Expenses
Management Fees	1.44%
Interest Expense on Borrowings(3)	0.62%
Other Expenses(4)	0.26%
Current Income Tax Expenses	0.00%
Deferred Income Tax Expenses(5)	0.00%

Total Annual Expenses	2.32%

(1)

You will be charged a $2.50 service charge and pay brokerage charges if you direct ComputerShare Inc. and ComputerShare Trust Company, N.A., as agent for the Common Shareholders (the “Plan Agent”), to sell your Common Shares held in a dividend reinvestment account.

(2)	Stated as a percentage of average net assets attributable to Common Shares for the fiscal year ended November 30, 2017.

(3)

Interest Expense on Borrowings are calculated at a rate per annum equal to 1-Month LIBOR plus 0.70%. In addition, the Fund accrues a commitment fee of 0.15% per annum on the daily undrawn portion of the Borrowings unless the undrawn portion of the Borrowings on that day is less than 40% of the maximum commitment amount. During the fiscal year ended November 30, 2017, the average daily balance outstanding and average annual interest rate on the Borrowings was approximately $43 million and 1.74%, respectively. If short-term market interest rates rise in the future, and if the Fund continues to maintain leverage the cost of which is tied to short-term interest rates, the Fund’s interest expenses on its short-term borrowings can be expected to rise in tandem. The actual Interest Payments on Borrowings incurred in the future may be higher or lower. The Fund’s use of leverage will increase the amount of management fees paid to NFALLC and ARI because the management fee is based on Managed Assets, which include assets attributable to the Fund’s use of leverage.

(4)

Other Expenses are based on estimated expenses for the current fiscal year. Expenses attributable to the Fund’s investments, if any, in other investment companies are currently estimated not to exceed 0.01%. See “Portfolio Composition—Other Investment Companies” in the SAI.

(5)

The Fund invests its assets primarily in MLPs, which generally are treated as partnerships for federal income tax purposes. As a limited partner in the MLPs, the Fund includes its allocable share of the MLPs’ taxable income in computing its own taxable income. The Fund’s tax expense or benefit is recognized on the Statement of Operations based on the component of income or gains (losses) to which such expense or benefit relates. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Such temporary differences are principally: (i) taxes on unrealized gains/(losses), which are attributable to the temporary difference between fair market value and tax basis, (ii) the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes and (iii) the net tax benefit of accumulated net operating losses. Deferred tax assets and liabilities are measured using effective tax rates expected to apply to taxable income in the years such temporary differences are realized or otherwise settled. To the extent a Fund has a deferred tax asset, consideration is given to whether or not a valuation allowance is required. The determination of whether a valuation allowance is required is based on the evaluation criterion indicating that it is more-likely-than-not that some portion or all of the deferred tax asset will not be realized. Significant appreciation or depreciation of Fund assets subsequent to the reporting period can impact future determinations of whether a deferred tax asset is more-likely-than-not to be realized, which in turn may result in adjustments to the valuation allowance reported in the tables below.

Examples

The following examples illustrate the expenses, including the applicable transaction fees, (referred to as the “Maximum Sales Charge” in the fee table above), if any, that a Common Shareholder would pay on a $1,000 investment that is held for the time periods provided in the table. Each example assumes that all dividends and other distributions are reinvested in the Fund and that the Fund’s Total Annual Expenses, as provided above, remain the same. The examples also assume a 5% annual return.(1)

Example # 1 (At-the-Market Transaction)

The following example assumes a transaction fee of 1.00%, as a percentage of the offering price.

1 Year	3 Years	5 Years	10 Years
$33	$82	$133	$273

Example # 2 (Underwriting Syndicate Transaction)

The following example assumes a transaction fee of 4.00%, as a percentage of the offering price.

1 Year	3 Years	5 Years	10 Years
$63	$110	$159	$295

Example # 3 (Privately Negotiated Transaction)

The following example assumes there is no transaction fee.

1 Year	3 Years	5 Years	10 Years
$24	$72	$124	$266

The examples should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown above.

(1)

The examples assume that all dividends and distributions are reinvested at Common Share NAV. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

FINANCIAL HIGHLIGHTS

The following Financial Highlights table is intended to help a prospective investor understand the Fund’s financial performance for the periods shown. Certain information reflects financial results for a single Common Share of the Fund. The total returns in the table represent the rate an investor would have earned or lost on an investment in Common Shares of the Fund (assuming reinvestment of all dividends). The Fund’s annual financial statements as of and for the fiscal years ended November 30, 2017, 2016, 2015 and the fiscal period ended November 30, 2014 have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. PricewaterhouseCoopers LLP has not reviewed or examined any records, transactions or events after the date of such reports. A copy of the Annual Report may be obtained from www.sec.gov or by visiting www.nuveen.com. The information contained in, or that can be accessed through, the Fund’s website is not part of this Prospectus. Past results are not indicative of future performance.

The following per share data and ratios have been derived from information provided in the financial statements.

Selected data for a share outstanding throughout each period:

	Year Ended November 30
Per Share Operating Performance	2017	2016	2015	2014(f)
Beginning Net Asset Value (“NAV”)	$9.55	$8.94	$18.52	$19.10
Investment Operations:
Net Investment Income (Loss)(a)	(0.07)	(0.05)	(0.12)	(0.27)
Net Realized/ Unrealized Gain (Loss)	(0.29)	1.69	(8.09)	0.73

Total	(0.36)	1.64	(8.21)	0.46

Less Distributions:
From Net Investment Income	—	0.00	0.00	(0.21)
Return of Capital	(0.98)	(1.03)	(1.37)	(0.79)

Total	(0.98)	(1.03)	(1.37)	(1.00)

Offering Costs	—	0.00	0.00	(0.04)
Premium from Shares Sold through Shelf Offering	— **	—	—	—
Ending NAV	$8.21	$9.55	$8.94	$18.52

Ending Share Price	$8.02	$9.80	$8.35	$16.35
Total Returns:
Based on NAV(b)	(4.22)%	22.62%	(46.47)%	1.97%
Based on Share Price(b)	(8.91)%	34.48%	(43.24)%	(13.76)%
Ratios/Supplemental Data
Ending Net Assets (000)	$108,129	$121,823	$114,004	$236,281
Ratios to Average Net Assets
Before Income Taxes/Tax Benefit (Expense)(d)
Expenses	(2.32)%	(2.15)%	(2.02)%	(1.77)%*
Net Investment Income (Loss)	(0.76)%	(0.59)%	(1.42)%	(1.40)%*
Ratios to Average Net Assets
After Income Taxes/Tax Benefit (Expense)(c)(d)
Expenses	(2.33)%	(2.14)%	(0.16)%	(3.13)%*
Net Investment Income (Loss)	(0.77)%	(0.58)%	(0.85)%	(1.82)%*
Ratios to Average Net Assets
Current and Deferred Tax Benefit (Expense)	(0.01)%	0.01%	1.86%	(1.36)%
Portfolio Turnover Rate(e)	24%	37%	37%	25%
Borrowings at End of Period:
Aggregate Amount Outstanding (000)	$41,500	$39,000	$41,800	$85,000
Asset Coverage Per $1000	$3,606	$4,124	$3,727	$3,780

(a)	Per share Net Investment Income (Loss) is calculated using the average daily shares method.
(b)

Total Return Based on Share Price is the combination of changes in the market price per share and the effect of reinvested dividend income and reinvested capital gains distributions, if any, at the average price paid per share at the time of reinvestment. The last dividend declared in the period, which is typically paid on the first business day of the following month, is assumed to be reinvested at the ending market price. The actual reinvestment for the last dividend declared in the period may take place over several days, and in some instances may not be based on the market price, so the actual reinvestment price may be different from the price used in the calculation. Total returns are not annualized.

Total Return Based on NAV is the combination of changes in NAV, reinvested dividend income at NAV and reinvested capital gains distributions at NAV, if any. The last dividend declared in the period, which is typically paid on the first business day of the following month, is assumed to be reinvested at the ending NAV. The actual reinvest price for the last dividend declared in the period may often be based on the Fund’s market price (and not its NAV), and therefore may be different from the price used in the calculation. Total returns are not annualized.
(c)	Expenses ratios include current and deferred tax benefit (expense) allocated to net investment income (loss) and deferred tax benefit (expense) allocated to realized and unrealized gain (loss). Net Investment Income (Loss) ratios exclude deferred tax benefit (expense) allocated to realized and unrealized gain (loss).
(d)	• Net Investment Income (Loss) ratios reflect income earned and expenses incurred on assets attributable to borrowings.
• Each ratio includes the effect of all interest expense paid, and other costs related to borrowings as follows:

Year Ended 11/30:	Ratios of Borrowings Expense to Average Net Assets
2017	(0.62)%
2016	(0.40)%
2015	(0.34)%
2014(f)	(0.29)*
(e)	Portfolio Turnover Rate is calculated based on the lesser of long-term purchases or sales divided by the average long-term market value during the period.
(f)	For the period March 26, 2014 (commencement of operations) through November 30, 2014.
*	Annualized.
**	Rounds to less than $0.01.

TRADING AND NET ASSET VALUE INFORMATION

The following table shows for the periods indicated: (i) the high and low sales prices for the Common Shares reported as of the end of the day on the NYSE, (ii) the high and low net asset values of the Common Shares, and (iii) the high and low of the premium/(discount) to NAV (expressed as a percentage) of the Common Shares.

	Market Price		Net Asset Value		Premium/(Discount)
Fiscal Quarter Ended	High	Low	High	Low	High	Low
February 2018	$9.58	$7.99	$9.57	$7.94	3.12%	(2.55)%
November 2017	$9.28	$7.76	$9.12	$7.93	2.27%	(2.99)%
August 2017	$9.59	$8.03	$9.31	$7.88	5.55%	(1.17)%
May 2017	$11.25	$9.43	$10.49	$8.99	11.88%	0.20%
February 2017	$10.70	$9.65	$10.99	$9.39	2.98%	(6.08)%
November 2016	$9.81	$8.43	$9.95	$8.61	4.82%	(4.78)%
August 2016	$10.24	$8.62	$9.46	$8.21	8.93%	(3.11)%
May 2016	$9.48	$5.56	$8.90	$5.49	13.08%	(1.07)%
February 2016	$8.60	$4.07	$8.73	$4.30	5.60%	(10.67)%

The NAV per share, the market price and percentage of premium/(discount) to NAV per Common Share on April 5, 2018 was $7.31, $7.36 and 0.68%, respectively. As of March 31, 2018, the Fund had 13,398,421 Common Shares outstanding and net assets applicable to Common Shares of $95,651,107. See “Repurchase of Fund Shares; Conversion to Open-End Fund.”

THE FUND

The Fund is a non-diversified, closed-end management investment company registered under the 1940 Act. The Fund was organized as a Massachusetts business trust on July 25, 2013, pursuant to the Declaration and is governed by the laws of The Commonwealth of Massachusetts. The Fund’s Common Shares are listed on the NYSE under the symbol “JMLP.”

The Fund’s principal office is located at 333 West Wacker Drive, Chicago, Illinois 60606, and its telephone number is (800) 257-8787.

The following provides information about the Fund’s outstanding Common Shares as of March 31, 2018:

Title of Class	Amount Authorized	Amount Held by the Fund or for its Account	Amount Outstanding
Common	unlimited	0	13,398,421

5% Shareholders

The following table sets forth the percentage ownership of each person who, as of April 10, 2018, owned of record, or was known by the Fund to own of record beneficially, 5% or more of any class of the Fund’s equity securities:*

Name of Equity Security	Name and Address of Owner	% of Record Ownership
Common Shares	First Trust Portfolios L.P. First Trust Advisors L.P. The Charger Corporation 120 East Liberty Drive, Suite 400 Wheaton, Illinois 60187	20.23%

*	The information contained in this table is based on a Schedule 13G filing made January 12, 2018.

USE OF PROCEEDS

The net proceeds from the issuance of Common Shares hereunder will be used by the Fund to invest in securities in accordance with the Fund’s investment objective and policies as stated below. Pending investment, the timing of which may vary depending on the size of the investment but in no case is expected to exceed 30 days, it is anticipated that the proceeds will be invested in high-quality, short-term investments. See “Risk Factors—Delay in Use of Proceeds Risk.”

THE FUND’S INVESTMENTS

Investment Objective and Policies

The Fund’s investment objective is to provide a high level of total return including current distributions and capital appreciation. There can be no assurance that the Fund’s investment objective will be achieved.

The Fund seeks to achieve its investment objective by investing primarily in Energy MLPs of any capitalization, with a focus on small and mid cap Energy MLPs. To implement its strategy, the Fund’s portfolio management team combines its top-down strategic investment technique, determining which sub-sectors of the Energy MLP market provide the most attractive investment opportunities in the current environment, with its rigorous, bottom-up , company-by-company investment process. The Fund will seek to invest in Energy MLPs that the portfolio management team believes have the most attractive current yields and growth potential.

Under normal circumstances, the Fund will invest subject to the following policies:

•	at least 80% of its Managed Assets in Energy MLPs of any market capitalization;

•	at least 60% of its Managed Assets in small and mid cap Energy MLPs;

•	up to 30% of its Managed Assets in restricted securities;

•	up to 30% of its Managed Assets in U.S. dollar denominated securities of non-U.S. issuers, including investments in securities of issuers in emerging markets;

•	up to 20% of its Managed Assets in debt securities of any maturity issued by Energy MLPs, all of which may be below investment grade quality;

•	up to 20% of its Managed Assets in equity securities of non-MLP issuers;

•	up to 10% of its Managed Assets in securities of any single issuer;

•	up to 10% of its total assets in other investment companies that primarily hold MLP interests in the energy sector;

•	up to 10% of its Managed Assets in structured notes or exchange-traded notes that are designed to provide exposure to the Energy MLP market; and

•	100% of its Managed Assets in U.S. dollar denominated investments.

As a fundamental policy, the Fund may not invest more than 25% of its total assets in securities of issuers in any one industry, except that the Fund will invest at least 25% of its total assets in securities of issuers in the energy industry.

The Fund may invest in Energy MLPs of any size or market capitalization range and at times might increase its emphasis on Energy MLPs in a particular capitalization range, subject to the aforementioned investment policies. Over time, there may be periods when the Fund may not hold any large cap Energy MLPs.

To the extent the Fund may invest in distressed securities, it may do so without regard to such security’s ratings. Accordingly, the Fund may invest in the securities of an issuer which, at the time of investment, is in default on its obligations to pay principal or interest thereon when due or that is involved in a bankruptcy proceeding.

For purposes of the investment policies provided above: (1) such policies apply only at the time of investment; and (2) the Fund is under no obligation to sell a security as a result of subsequent changes in market values or ratings.

For purposes of identifying non-U.S. issuers, the Fund will use a Bloomberg classification, which employs the following factors listed in order of importance: (i) the country in which the issuer’s management is located, (ii) the country in which the issuer’s securities are primarily listed, (iii) the country from which the issuer primarily receives revenue, and (iv) the issuer’s reporting currency.

The Fund’s investment objective and, unless otherwise specified, the investment policies and limitations of the Fund, are not considered to be fundamental by the Fund and can be changed without a vote of the Common Shareholders. However, the Fund’s policy of investing at least 80% of its Managed Assets in Energy MLPs of any market capitalization may only be changed by the Board following the provision of 60 days’ prior written notice to Common Shareholders.

Certain investment policies specifically identified as such in the SAI are considered fundamental and may not be changed without the approval of the holders of a majority of the outstanding Common Shares (and preferred shares, if any). A “majority of the outstanding” shares means (i) 67% or more of the shares present at a meeting, if the holders of more than 50% of the shares outstanding are present or represented by proxy or (ii) more than 50% of the shares outstanding, whichever of (i) or (ii) is less. See “Investment Restrictions” in the SAI for a complete list of the fundamental and non-fundamental investment policies of the Fund.

Investment Philosophy

The MLP Team believes that MLPs represent an attractive investment opportunity for total return given both their historically attractive cash distributions and the potential capital appreciation over time. The types of MLPs in which the Fund intends to invest historically have made high levels of cash distributions. The MLP Team believes that MLPs have historically demonstrated the ability to grow over time, and that this growth has resulted in rising cash distributions and capital appreciation benefiting MLP investors. The MLP Team anticipates further comparable growth in the foreseeable future.

The MLP Team’s investment philosophy and top-down strategic investment technique, defined under “Investment Objective and Policies,” are rooted in its long-held belief that strategy dominates tactics and in its experience managing MLP investments for over 23 years and through multiple MLP investment cycles. The MLP Team believes that a MLP portfolio that combines a top-down strategy, rigorous quantitative valuations, and strong fundamental research increases the probability of outperformance.

Investment Process

The MLP Team’s investment management process examines strategic industry and market themes and conducts a bottom-up analysis of company fundamentals, including cash flow models, valuation, credit analysis, asset level analysis, management review, and fiscal controls for each MLP in their research universe. The ultimate goal of the process is to identify those MLPs that the MLP Team believes will generate sustainable distributions throughout a cycle, capitalize on key investment themes that they believe will provide growth opportunities, and have the necessary access to capital required to realize that growth. The MLP Team’s process includes consideration of qualitative, quantitative and relative value factors. Additionally, the MLP Team evaluates and manages portfolios with consideration to other qualitative assessments of MLP issuers, securities and market dynamics. The MLP Team employs a proprietary modeling system that provides multiple sector-specific valuation metrics for every publicly traded MLP in its coverage universe. The MLP Team’s valuation metrics include discounted cash flow, dividend discount model, comparable company analysis and other sector-specific metrics.

As part of the MLP Team’s bottom-up investment process, it creates a proprietary quality scorecard that ranks each constituent of the investable Energy MLP universe based on five fundamental metrics. The MLP Team believes that this may allow the Fund to avoid investments in more volatile (in terms of cash flow) Energy MLPs. The factors used in the process, listed top to bottom in the order of relative importance are: asset quality, financial strength, management, parent corporate sponsor strength and business segment/geographic diversification.

Portfolio Contents

The Fund’s portfolio is composed principally of the following investments. A more detailed description of the Fund’s investment policies and restrictions and more detailed information about the Fund’s portfolio investments are contained in the SAI.

Energy MLP Investments.    Under normal market circumstances, the Fund will invest at least 80% of its Managed Assets, plus the amount of any borrowings, in Energy MLPs of any market capitalization. The Fund will consider its investment in underlying investment companies when determining compliance with its 80% policy. The Fund considers investments in MLPs to include investments that offer economic exposure to publicly traded MLPs and private investments that have MLP characteristics, but are not publicly traded. These investments generally take the form of equity securities of MLPs, securities of entities holding primarily general partner or managing member interests in MLPs, securities representing indirect investments in MLPs, including I-Shares and collective investment vehicles (i.e., exchange-traded funds and other registered funds) that primarily hold MLP interests, and debt securities of MLPs. The Fund considers an MLP to be part of the energy sector if it derives at least 50% of its revenues from the business of exploring, developing, producing, transporting, gathering and processing, storing, refining, distributing, mining or marketing natural gas, natural gas liquids (including propane), crude oil, refined petroleum products or coal. For as long as “Energy MLP” is in the name of the Fund, the Fund will invest at least 80% of its Managed Assets in Energy MLPs of any market capitalization. The Fund may not change its policy to invest at least 80% of its Managed Assets in Energy MLPs of any market capitalization unless it provides shareholders with at least 60 days’ written notice of such change. As of November 30, 2017, approximately 99% of the Fund’s Managed Assets were invested in MLPs and MLP affiliates.

Small and Mid Cap Focus.    The Fund will invest at least 60% of its Managed Assets in small and mid cap Energy MLPs. The MLP Team believes that there are many small and mid cap Energy MLPs that offer an attractive level of current yield with a high level of expected distribution growth. Often, MLP indices, and the investment products indexed to them, tend to be very concentrated in a limited number of large cap MLPs. The MLP Team finds that, generally, this results in small and mid cap Energy MLPs being undervalued compared to larger cap Energy MLPs. The MLP Team excludes from the Fund’s investment universe the ten largest MLPs in the Alerian MLP Index. The Fund considers an MLP to be small cap if its market capitalization at the time of investment is less than the capitalization limit for small cap MLPs included in the Solactive Junior MLP Composite Index immediately after its first reconstitution in each calendar year ($2.5 billion as of April 9, 2018). The Fund considers an MLP to be large cap if its market capitalization at the time of investment is greater than the median market capitalization of the Alerian Large Cap MLP Index immediately after its first reconstitution in each calendar year ($8.5 billion as of March 31, 2018). The Fund considers an MLP to be mid cap if its market capitalization at the time of investment is less than the median market capitalization of the Alerian Large Cap MLP Index and greater than the capitalization limit for the Solactive Junior MLP Composite Index. The Fund’s capitalization thresholds will change over time as the composition of these indices change.

For comparative purposes, the Fund utilizes the Alerian MLP Index as its primary benchmark. The Alerian MLP Index is a composite of the 50 most prominent Energy MLPs calculated using a float-adjusted, capitalization-weighted methodology. Since the Fund will be actively managed and will focus on small and mid cap Energy MLPs, the Fund may use the Solactive Junior MLP Composite Index as an additional index to analyze certain aspects of the Fund’s performance. The Solactive Junior MLP Composite Index is a composite of 25 small cap Energy MLPs calculated using a free float market capitalization weighting methodology.

Tax Matters.    Entities commonly referred to as “MLPs” are generally organized under state law as limited partnerships or limited liability companies, but in some cases may be organized and headquartered outside the United States. The securities issued by many MLPs are listed and traded on a securities exchange. If publicly traded, MLPs must derive at least 90% of their gross income from qualifying sources as described in Section 7704 of the Internal Revenue Code in order to be treated as partnerships for U.S. federal income tax purposes. These qualifying sources include interest, dividends, real estate rents, gain from the sale or disposition of real property, income and gain from mineral or natural resources activities, income and gain from the transportation or storage of certain fuels, and, in certain circumstances, income and gain from commodities or futures, forwards and options with respect to commodities. Mineral or natural resources activities include exploration, development, production, processing, mining, refining, marketing and transportation (including pipelines) of oil and gas, minerals, geothermal energy, fertilizer, timber or industrial source carbon dioxide. Currently, most MLPs operate in the energy, natural resources or real estate sectors.

Due to their structure as partnerships for U.S. federal income tax purposes and the expected character of their income, MLPs generally do not pay federal income taxes. Instead, the Fund itself will be subject to tax on its allocable share of the MLP’s net income. Thus, unlike investors in corporate securities, direct MLP investors are generally not subject to double taxation (i.e., corporate level tax and tax on corporate dividends). A distribution received by the Fund from MLPs taxed as partnerships will be treated as a tax-free return of capital to the extent of the Fund’s tax basis in its MLP interest and as gain from the sale or exchange of the MLP interest to the extent the distribution exceeds the Fund’s tax basis in its MLP interest. See “Tax Matters—MLP Equity Securities.” Non-U.S. MLPs, although organized as partnerships, may be taxed as corporations in the United States and therefore may not offer the tax benefits typically associated with U.S. MLPs. As a result of the tax characterization of cash distributions made by most MLPs to their investors (such as the Fund), a significant portion of the Fund’s income is expected to be tax-deferred, which would allow distributions by the Fund to its Common Shareholders to include high levels of tax-deferred income. However, the Fund itself is a “C” corporation and will therefore be subject to federal income taxation to the extent it reports net taxable income. The Fund’s classification as a “C” corporation also means it is not eligible for the 20% deduction available to non-corporate taxpayers for “qualified publicly traded partnership income” within the meaning of Section 199A(e)(5) of the Code. See “Tax Matters.” For more information on the taxation of the Fund itself, see “Tax Matters—Taxation of the Fund.” For information on taxation of Common Shareholders, see “Tax Matters—U.S. Holders” and “Tax Matters—Non-U.S. Holders.”

MLP Distributions.    MLPs are typically structured such that common units and general partner or managing member interests have first priority to receive the minimum quarterly distribution (“MQD”). Common and general partner or managing member interests also accrue arrearages in distributions to the extent the MQD is not paid. Once common units and general partner or managing member interests have been paid, subordinated units generally receive distributions; however, subordinated units generally do not accrue arrearages. The subordinated units are normally owned by the owners or affiliates of the general partner or managing member and convert on a one for one basis into common units, generally in three to five years after the MLP’s initial public offering or after certain distribution levels have been exceeded. Distributable cash in excess of the MQD is distributed to both common and subordinated units generally on a pro rata basis. In most cases, holders of preferred units are entitled to receive distributions before distributions are made to common unitholders that are either equal to the MQD, or set at a fixed rate that is above the MLP’s current distribution. Preferred units are senior in the capital structure to common units, but are subordinate to debt holders. The general partner or managing member is also normally eligible to receive incentive distributions if the general partner or managing member operates the business in a manner which results in payment of per unit distributions that exceed threshold levels above the MQD. As the general partner or managing member increases cash distributions to the limited partners or members, the general partner or managing member receives an increasingly higher percentage of the incremental cash distributions. A common arrangement provides that the general partner or managing member can reach a tier where it receives 50% of every incremental dollar distributed by the MLP. These incentive distributions encourage the general partner or managing member to increase the partnership’s cash flow and raise the quarterly cash distribution by pursuing steady cash flow investment opportunities, streamlining costs and acquiring assets. Such results benefit all security holders of the MLP.

MLP Equity Securities

Equity securities issued by MLPs currently consist of general partner or managing member interests, common units, subordinated units and preferred units, as described more fully below.

MLP General Partner or Managing Member Interests.    The general partner or managing member interest in MLPs is typically retained by the original sponsors of an MLP, such as its founders, corporate partners and entities that sell assets to the MLP. The holder of the general partner or managing member interest can be liable in certain circumstances for amounts greater than the amount of the holder’s investment in the general partner or managing member. General partner or managing member interests often confer direct board participation rights in, and in many cases control over the operations of, the MLP. General partner or managing member interests can be privately held or owned by publicly traded entities. General partner or managing member interests receive cash distributions, typically in an amount of up to 2% of available cash, which is contractually defined in the partnership or limited liability company agreement. In addition, holders of general partner or managing member interests typically receive incentive distribution rights (“IDRs”), which provide them with an increasing share of the entity’s aggregate cash distributions upon the payment of per common unit distributions that exceed specified threshold levels above the MQD. Due to the IDRs, general partners of MLPs have higher distribution growth prospects than their underlying MLPs, but quarterly incentive distribution payments would also decline at a greater rate than the decline rate in quarterly distributions to common, preferred and subordinated unit holders in the event of a reduction in the MLP’s quarterly distribution. The ability of the limited partners or members to remove the general partner or managing member without cause is typically very limited. In addition, some MLPs permit the holder of IDRs to reset, under specified circumstances, the incentive distribution levels and receive compensation in exchange for the distribution rights given up in the reset.

The Fund may invest in equity and debt securities that represent an indirect interest in an MLP issued by affiliates of the MLP, including the general partners or managing members of MLPs and companies that own MLP general partner interests. Such issuers may be organized and/or taxed as “C” corporations and therefore may not offer the advantageous tax characteristics of MLP units. The Fund may purchase such other MLP equity securities through market transactions, but may also do so through direct placements.

MLP Common Units.    The common units of many MLPs are listed and traded on U.S. securities exchanges, including the NYSE and the NASDAQ. The Fund will purchase such common units through open market transactions and underwritten offerings, but may also acquire common units through direct placements and privately negotiated transactions. Holders of MLP common units typically have limited control and voting rights and such common units are typically entitled to receive the MQD, including arrearage rights, from the issuer. Generally, an MLP must pay (or set aside for payment) the MQD to holders of common units before any distributions may be paid to subordinated unit holders. In addition, incentive distributions are typically not paid to the general partner or managing member unless the quarterly distributions on the common units after any distributions have been paid to preferred unit holders but before any distributions paid to subordinate holders exceed specified threshold levels above the MQD. In the event of a liquidation, common unit holders are intended to have a preference to the remaining assets of the issuer over holders of subordinated units. MLPs also issue different classes of common units that may have different voting, trading, and distribution rights. The Fund may invest in different classes of common units.

MLP Subordinated Units.    Subordinated units, which, like common units, represent limited partner or member interests, are not typically listed or traded on an exchange. The Fund may purchase outstanding subordinated units through negotiated transactions directly with holders of such units or newly issued subordinated units directly from the issuer. Holders of such subordinated units are generally entitled to receive a distribution only after the MQD and any arrearages from prior quarters have been paid to holders of common units. Holders of subordinated units typically have the right to receive distributions before any incentive distributions are payable to the general partner or managing member. Subordinated units generally do not provide arrearage rights. Most MLP subordinated units are convertible into common units after the passage of a specified period of time or upon the achievement by the issuer of specified financial goals. MLPs also issue different classes of subordinated units that may have different voting, trading, and distribution rights. The Fund may invest in different classes of subordinated units.

MLP Preferred Units.    MLP preferred units may be traded on an exchange or unlisted, in which case the Fund may purchase MLP preferred units through negotiated transactions directly with MLPs, affiliates of MLPs and institutional holders of such units. Holders of MLP preferred units can be entitled to a wide range of voting and other rights, depending on the structure of each separate security. In most cases, holders of preferred units are entitled to receive distributions before distributions are made to common unitholders that are either equal to the MQD, or set at a fixed rate that is above the MLP’s current distribution. Preferred units are senior in the capital structure to common units, but are subordinate to debt holders.

Other MLP Equity Securities

The Fund may invest in equity securities, including I-Shares, issued by affiliates of MLPs, including the general partners or managing members of MLPs. Such issuers may be organized and/or taxed as corporations and therefore may not offer the advantageous tax characteristics of MLP units. The Fund intends to purchase such other MLP equity securities through open market transactions, but may also do so through direct placements.

I-Shares.    I-Shares represent an ownership interest issued by an MLP affiliate. The MLP affiliate uses the proceeds from the sale of I-Shares to purchase limited partnership interests in the MLP in the form of I-units. Thus, I-Shares represent an indirect interest in a MLP limited partnership interest. I-units have similar features as MLP common units in terms of voting rights, liquidation preference and distribution. I-Shares themselves have limited voting rights and are similar in that respect to MLP common units. I-Shares differ from MLP common units primarily in that instead of receiving cash distributions, holders of I-Shares will receive distributions of additional I-Shares in an amount equal to the cash distributions received by common unit holders. I-Shares are traded on the NYSE and NASDAQ.

MLP Industries

MLPs in the energy sector can generally be classified into the following industries:

Pipeline MLPs.    Pipeline MLPs are common carrier transporters of natural gas, natural gas liquids (primarily propane, ethane, butane and natural gasoline), crude oil or refined petroleum products (gasoline, diesel fuel and jet fuel). Pipeline MLPs also may operate ancillary businesses such as storage and marketing of such products. Pipeline MLPs derive revenue from capacity and transportation fees. Historically, pipeline output has been less exposed to cyclical economic forces due to its low cost structure and government-regulated nature. In addition, most pipeline MLPs have limited direct commodity price exposure because they do not own the product being shipped.

Gathering and Processing MLPs.    Gathering and processing MLPs are gatherers and processors of natural gas as well as providers of transportation, fractionation and storage of natural gas liquids (“NGLs”). Gathering and processing MLPs derive revenue from providing services to natural gas producers, which require treatment or processing before their natural gas commodity can be marketed to utilities and other end user markets. Revenue for the processor is fee based, although it is not uncommon to have some participation in the prices of the natural gas and NGL commodities for a portion of revenue.

Midstream MLPs.    Midstream MLPs gather, process, transport and store oil, natural gas, and refined petroleum products. Midstream MLPs and energy companies that provide crude oil, refined product and natural gas services are subject to supply and demand fluctuations in the markets they serve which will be impacted by a wide range of factors including, fluctuating commodity prices, weather, increased conservation or use of alternative fuel sources, increased governmental or environmental regulation, depletion, rising interest rates, declines in domestic or foreign production, accidents or catastrophic events, and economic conditions, among others.

Propane MLPs.    Propane MLPs are distributors of propane to homeowners for space and water heating. Propane MLPs derive revenue from the resale of the commodity on a margin over wholesale cost. The ability to maintain margin is a key to profitability. Propane serves a small portion of the household energy needs in the United States, largely for homes beyond the geographic reach of natural gas distribution pipelines. A majority of annual cash flow is earned during the winter heating season (October through March). Accordingly, volumes are weather dependent, but have utility type functions similar to electricity and natural gas.

Exploration and Production MLPs (“E&P MLPs”).    E&P MLPs include MLPs that are engaged in the exploration, development, production and acquisition of crude oil and natural gas properties. E&P MLP cash flows generally depend on the volume of crude oil and natural gas produced and the realized prices received for crude oil and natural gas sales.

Coal MLPs.    Coal MLPs own, lease and manage coal reserves. Coal MLPs derive revenue from production and sale of coal, or from royalty payments related to leases to coal producers. Electricity generation is the primary use of coal in the United States. Demand for electricity and supply of alternative fuels to generators are the primary drivers of coal demand. Coal MLPs are subject to operating and production risks, such as: the MLP or a lessee meeting necessary production volumes; federal, state and local laws and regulations which may limit the ability to produce coal; the MLP’s ability to manage production costs and pay mining reclamation costs; and the effect on demand that the Environmental Protection Agency’s standards set in the 1990 Clean Air Act or other laws, regulations or trends have on coal-end users.

Marine Shipping MLPs.    Marine shipping MLPs are primarily marine transporters of natural gas, crude oil or refined petroleum products. Marine shipping MLPs derive revenue from charging customers for the transportation of these products utilizing the MLPs’ vessels. Transportation services are typically provided pursuant to a charter or contract, the terms of which vary depending on, for example, the length of use of a particular vessel, the amount of cargo transported, the number of voyages made, the parties operating a vessel or other factors. Some marine shipping MLPs in which the Fund may invest may be organized and headquartered outside the U.S., which may subject them to special risks not presented by investments in securities of U.S. MLPs. See, “Risk Factors—Non-U.S. Issuers and Emerging Markets Risk.” In addition, marine shipping MLPs typically elect to be taxed as corporations in the U.S. and are not expected to offer the same tax benefits of investing in MLPs that are taxed as partnerships.

MLPs are subject to various federal, state and local environmental laws and health and safety laws as well as laws and regulations specific to their particular activities. These laws and regulations address: health and safety standards for the operation of facilities, transportation systems and the handling of materials; air and water pollution requirements and standards; solid waste disposal requirements; land reclamation requirements; and requirements relating to the handling and disposition of hazardous materials. MLPs are subject to the costs of compliance with such laws applicable to them, and changes in such laws and regulations may adversely affect their results of operations.

Restricted Securities and Securities with Limited Trading Markets

The Fund may invest in restricted securities, including private investments in public equities (commonly known as PIPEs). PIPE investors purchase securities directly from a publicly traded company in a private placement transaction, typically at a discount to the market price of the company’s common stock. Because the sale of the securities is not pre-registered with the SEC, the securities are “restricted” and cannot be immediately resold by the investors into the public markets. Accordingly, the company will agree as part of the PIPE deal promptly to register the restricted securities with the SEC. PIPE investments may be deemed illiquid. The MLP Team expects such securities to be liquid within nine to twelve months of investment, but the Fund may also invest in restricted securities with significantly longer or shorter restricted periods. Although issuers typically bear the costs of registration, the Fund may in some cases be required to pay the expenses of registering restricted securities it holds with the SEC.

If the Fund were to assume substantial positions in securities with limited trading markets, the trading activities of the Fund could have an adverse effect upon the liquidity and marketability of such securities and the Fund might not be able to dispose of its holdings in those securities at then current market prices. Circumstances could also exist when portfolio securities might have to be sold by the Fund at times which otherwise might be considered to be disadvantageous so that the Fund might receive lower proceeds from such sales than it had expected to realize. The Fund could also be delayed in disposing of such securities which might have an adverse effect upon the price and timing of sales and the liquidity of the Fund. Restricted securities and securities for which there is a limited trading market may be significantly more difficult to value due to the unavailability of reliable market quotations for such securities, and investment in such securities may have an adverse impact on the Fund’s NAV. The Fund may purchase Rule 144A securities for which there may be a secondary market of qualified institutional buyers as contemplated by Rule 144A under the 1933 Act.

Non-MLP Equity Securities

The Fund may invest in common and preferred stock, convertible securities, warrants and depository receipts of companies that are organized as corporations, limited liability companies or limited partnerships (other than Energy MLPs). The Fund’s use of non-Energy MLP investments will be opportunistic and market driven and based on the MLP Team’s assessment of various factors, including valuation, total return potential and tax considerations.

Common Stock.    Common stock generally represents an equity ownership interest in an issuer. Although common stocks have historically generated higher average total returns than fixed-income securities over the long term, common stocks also have experienced significantly more volatility in those returns and may under-perform relative to fixed-income securities during certain periods. An adverse event, such as an unfavorable earnings report, may depress the value of a particular common stock held by the Fund. Also, prices of common stocks are sensitive to general movements in the stock market and a drop in the stock market may depress the price of common stocks to which the Fund has exposure. Common stock prices fluctuate for several reasons including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or the occurrence of political or economic events which effect the issuers. In addition, common stock prices may be particularly sensitive to rising interest rates, which increases borrowing costs and the costs of capital.

Preferred Stock.    Preferred stock has a preference over common stock in liquidation (and generally as to dividends as well) but is subordinated to the liabilities of the issuer in all respects. As a general rule, the market value of preferred stock with a fixed dividend rate and no conversion element varies inversely with interest rates and perceived credit risk, while the market price of convertible preferred stock generally also reflects some element of conversion value. Because preferred stock is junior to debt securities and other obligations of the issuer, deterioration in the credit quality of the issuer will cause greater changes in the value of a preferred stock than in a more senior debt security with similarly stated yield characteristics. The market value of preferred stock will also generally reflect whether (and if so when) the issuer may force holders to sell their preferred shares back to the issuer and whether (and if so when) the holders may force the issuer to buy back their preferred shares. Generally, the right of the issuer to repurchase the preferred stock tends to reduce any premium that the preferred stock might otherwise trade at due to interest rate or credit factors, while the right of the holders to require the issuer to repurchase the preferred stock tends to reduce any discount that the preferred stock might otherwise trade at due to interest rate or credit factors. In addition, some preferred stocks are non-cumulative, meaning that the dividends do not accumulate and need not ever be paid. A portion of the Fund’s portfolio may include investments in non-cumulative preferred securities, whereby the issuer does not have an obligation to make up any arrearages to its shareholders. There is no assurance that dividends or distributions on non-cumulative preferred stocks in which the Fund invests will be declared or otherwise paid. Preferred stock of certain companies offers the opportunity for capital appreciation as well as periodic income. This may be particularly true in the case of companies that have performed below expectations. If a company’s performance has been poor enough, its preferred stock may trade more like common stock than like other fixed income securities, which may result in above average appreciation if the company’s performance improves.

Convertible Securities.    A convertible security is a preferred stock, warrant or other security that may be converted into or exchanged for a prescribed amount of common stock or other security of the same or a different issuer or into cash within a particular period of time at a specified price or formula. A convertible security generally entitles the holder to receive the dividend paid on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities generally have characteristics similar to both fixed income and equity securities. The value of convertible securities tends to decline as interest rates rise and, because of the conversion feature, tends to vary with fluctuations in the market value of the underlying securities. Convertible securities ordinarily provide a stream of income with generally higher yields than those of common stock of the same or similar issuers. Convertible securities generally rank senior to common stock in a corporation’s capital structure but are usually subordinated to comparable non-convertible securities. Convertible securities generally do not participate directly in any dividend increases or decreases of the underlying securities although the market prices of convertible securities may be affected by any dividend changes or other changes in the underlying securities.

Warrants and Rights.    The Fund may invest in warrants or rights (including those acquired in units or attached to other securities) that entitle the holder to buy equity securities at a specific price for a specific period of time but will do so only if such equity securities are deemed appropriate by the MLP Team for inclusion in the Fund’s portfolio.

MLP Debt Securities

The Fund may invest in debt securities of any maturity of MLPs and other issuers. Debt securities may have fixed or variable principal payments and all types of interest rate and dividend payment and reset terms, including fixed rate, adjustable rate, zero coupon, contingent, deferred, payment in kind and auction rate features. The Fund may make limited investments in debt securities such as structured notes or exchange-traded notes, each issued by MLPs in the energy sector, that are designed to provide exposure to the MLP market. The Fund has the flexibility to invest in debt securities that are below investment grade quality (that is, rated Ba or lower by Moody’s Investors Service, Inc. (“Moody’s”), BB+ or lower by S&P or Fitch Ratings, Inc. (“Fitch”), comparably rated by another NRSRO). These debt securities are commonly referred to as “junk” or “high yield” securities. The Fund may invest in debt securities without regard for their ratings. Issuers of securities rated Ba/BB+ are regarded as having current capacity to make principal and interest payments but are subject to business, financial or economic conditions which could adversely affect such payment capacity. Debt securities rated Baa3 or BBB- or above are considered “investment grade” securities. Debt securities rated below investment grade quality are obligations of issuers that are considered predominately speculative with respect to the issuer’s capacity to pay interest and repay principal according to the terms of the obligation and, therefore, carry greater investment risk, including the possibility of issuer default and bankruptcy and increased market price volatility. Debt securities rated below investment grade tend to be less marketable than higher-quality securities because the market for them is less broad.

A general description of Moody’s, S&P’s and Fitch’s ratings of bonds is set forth in Appendix A to the SAI. The ratings of Moody’s, S&P and Fitch generally represent their opinions as to the quality of the bonds they rate. It should be emphasized, however, that such ratings are relative and subjective, are not absolute standards of quality, are subject to change and do not evaluate the market risk and liquidity of the securities. Consequently, bonds with the same maturity, coupon and rating may have different yields while obligations of the same maturity and coupon with different ratings may have the same yield. See “Risks—Below Investment Grade Risk.”

Non-U.S. Issuers

The Fund may invest in securities of non-U.S. issuers through the direct investment in securities of such issuers and through depositary receipts. For purposes of identifying non-U.S. issuers, the Fund will use a Bloomberg classification, which employs the following factors listed in order of importance: (i) the country in which the issuer’s management is located, (ii) the country in which the issuer’s securities are primarily listed, (iii) the country from which the issuer primarily receives revenue, and (iv) the issuer’s reporting currency.

Non-Diversified

The Fund is non-diversified for purposes of the 1940 Act.

Other Investments

Derivatives

From time to time, the Fund may invest in certain derivative instruments in pursuit of its investment objective, to hedge some of the risk of the Fund’s investments or as a substitute for a position in the underlying asset. The Fund may also use derivative transactions to increase leverage or create investment exposure. The Fund may use any or all of these techniques at any time, and the use of any particular derivative transaction will depend on market conditions. In certain market environments, the Fund anticipates it will use various hedging techniques consistent with its top-down investment style with the goal of enhancing its total return over the longer term. In those circumstances, the Fund will seek to mitigate key risks associated with investments in MLPs including equity securities risk, interest rate risk, commodity price risk and regulatory risk, which, among other factors, could adversely affect market valuations of specific securities or certain sectors of the energy MLP market place, or the overall portfolio. In turn, such risks could adversely affect the secondary market price of the Fund’s shares. To execute its hedging operations, the Fund may sell call options, buy call or put options, invest in structured notes or exchange-traded notes or use other derivatives developed in the future. Certain of the potential hedging techniques are discussed more fully below. The Fund’s use of hedging techniques will be market driven and discretionary, based primarily upon the proprietary analytical methods and qualitative judgments of the MLP Team coupled with the oversight of NFALLC. There can be no assurance that the hedging techniques, as they may be developed and implemented by the Fund, will be successful in mitigating risk or achieving the goal of enhancing the Fund’s risk-adjusted total return over the longer term.

The Fund may sell call options on a portion of the Fund’s portfolio of equity securities and on MLP-based securities indices or certain exchange-traded notes. The extent of the Fund’s equity call option writing activity (which may at times be little or none, and at other times, may be on a substantial portion of the Fund’s Managed Assets) will depend on market conditions and an ongoing assessment of the attractiveness (from a risk-adjusted total return standpoint) of writing call options. Generally, the Fund does not intend to sell call options for the express purpose of generating option premiums to enhance distributions to shareholders. To seek to hedge a portion of the Fund’s equity securities risk or individual security price risk, the Fund may buy call or put options on a portion of the Fund’s portfolio of equity securities and on MLP-based securities indices or certain exchange-traded notes. In addition, the Fund may make limited short-term investments in structured notes or exchange-traded notes that are designed to provide short exposure to the energy MLP market. To seek to hedge a portion of the Fund’s commodity market risk, the Fund may buy put or call options on energy commodity futures. In addition, the Fund may enter into interest rate swaps to fix the rate paid on all or a portion of the Fund’s leverage. To the extent that the security or index underlying the derivative or synthetic instrument is or is composed of securities of MLPs in the energy sector, the Fund will include such derivative and synthetic instruments in the definition of MLPs as used in this Prospectus.

Generally, derivatives are financial contracts whose value depends upon, or is derived from, the value of an underlying asset, reference rate or index, and may relate to individual debt or equity instruments, interest rates, currencies or currency exchange rates and related indexes. The Fund may invest in derivative instruments, such as exchange-traded and over-the-counter options contracts, financial futures contracts, forward contracts, options on financial futures contracts structured notes, exchange-traded notes, indexed securities or other derivative instruments and various interest rate transactions such as swaps, caps, floors or collars. The Fund may also purchase derivative instruments that combine features of these instruments.

Certain portfolio management techniques, such as writing futures contracts or writing options on portfolio securities, may be considered senior securities for the purposes of the 1940 Act, unless appropriate steps are taken to segregate the Fund’s assets or otherwise cover its obligations. Although under no obligation to do so, the Fund intends to cover the its commitment with respect to such techniques should the Fund enter into or engage in one or more of such techniques. To the extent the Fund covers its commitment with respect to such techniques by segregating liquid assets, entering into offsetting transactions or owning positions covering its obligations, the instrument will not be considered a senior security for the purposes of the 1940 Act. The Fund may cover such transactions using other methods currently or in the future permitted under the 1940 Act, the rules and regulations thereunder or orders issued by the SEC thereunder. For these purposes, interpretations and guidance provided by the SEC staff may be taken into account when deemed appropriate by the Fund. These segregation and coverage requirements could result in the Fund maintaining securities positions that it would otherwise liquidate, segregating assets at a time when it might be disadvantageous to do so or otherwise restricting portfolio management. Such segregation and coverage requirements will not limit or offset losses on related positions.

With respect to the Fund’s policy to invest at least 80% of its Managed Assets in Energy MLPs of any market capitalization, the Fund will value eligible derivatives at market value or fair value instead of notional value.

Additional information on the derivative transactions that the Fund may use is included in the SAI. The Fund’s ability to pursue certain of these strategies may be limited by applicable regulations of the CFTC.

The Fund’s use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investment directly in securities and other more traditional investments. Derivative instruments can be illiquid, may disproportionately increase losses, and may have a potentially large impact on Fund performance. See “Risks—Derivatives Risk.”

Options

The Fund may employ an option strategy of writing (selling) covered call options on a portion of the securities, including common stocks and MLP common units, in the Fund’s portfolio.

Call options are contracts representing the right to purchase a security at a specified price (“strike price”) at or before (depending on the type of option) a specified future date (“expiration date”). The price of the option is determined from trading activity in the broad options market, and generally reflects the relationship between the current market price for the underlying security and the strike price, as well as the time remaining until the expiration date. The Fund may write call options on securities (including those of MLPs) and securities indices that are listed on a national securities exchange or in the over-the-counter market.

The Fund will write call options and put options only if they are “covered.” In the case of a call option on a common stock, MLP unit or other security, the option is “covered” if the Fund owns the security underlying the call or has an absolute and immediate right to acquire that security without additional cash consideration (or, if additional cash consideration is required, cash or other assets determined to be liquid by the MLP Team (in accordance with procedures established by the Board) in such amount are segregated by the Fund’s custodian) upon conversion or exchange of other securities held by the Fund. A call option is also covered if the Fund holds a call on the same security as the call written where the exercise price of the call held is (i) equal to or less than the exercise price of the call written, or (ii) greater than the exercise price of the call written, provided the difference is maintained by the Fund in segregated assets determined to be liquid by the MLP Team as described above. The Fund may not write (sell) “naked” call options (options representing more shares of the security than are held in the Fund’s portfolio).

If an option written by the Fund is exercised, the Fund must deliver the underlying security upon payment of the exercise price at the time called for by the option. If an option written by the Fund expires unexercised, the Fund realizes on the expiration date a capital gain equal to the premium received by the Fund at the time the option was written. Prior to the earlier of exercise or expiration, an exchange-traded option may be closed out by an offsetting purchase or sale of an option of the same series (type, underlying security, exercise price, and expiration). There can be no assurance, however, that a closing purchase or sale transaction can be effected when the Fund desires. The Fund’s ability to close out over-the-counter options is more limited than with exchange-traded options and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations. If the Fund were unable to close out a covered call option that it had written on a security, it would not be able to sell the underlying security unless the option expired without exercise. The Fund will realize a capital gain from a closing purchase transaction if the cost of the closing option is less than the premium received from writing the option, or, if it is more, the Fund will realize a capital loss.

Hedging Transactions.    As noted above, the Fund may invest in certain derivative instruments as a hedging technique to protect against potential adverse changes in the market value of portfolio securities. These types of strategies may generate taxable income. There is no assurance that these derivative strategies will be available at any time, that NFALLC and the MLP Team will determine to use them for the Fund or, if used, that the strategies will be successful. See “Portfolio Composition—Non-MLPs—Hedging Techniques” in the SAI for further information on hedging transactions.

Limitations on the Use of Futures, Options on Futures, and Swaps.    Additionally, the Fund is operated by persons who have claimed an exclusion, granted to operators of registered investment companies like the Fund, from registration as a “commodity pool operator” under Rule 4.5 promulgated by the CFTC pursuant to its authority under the CEA and, therefore, is not subject to registration or regulation as a “commodity pool operator.” As a result, the Fund is limited in its ability to use commodity futures (which include futures on broad-based securities indexes and interest rate futures) or options on commodity futures, engage in swaps transactions or make certain other investments (whether directly or indirectly through investments in other investment vehicles) for purposes other than bona fide hedging. With respect to transactions other than for bona fide hedging purposes, either: (1) the aggregate initial margin and premiums required to establish the fund’s positions in such investments may not exceed 5% of the liquidation value of the fund’s portfolio (after accounting for unrealized profits and unrealized losses on any such investments); or (2) the aggregate net notional value of such instruments, determined at the time the most recent position was established, may not exceed 100% of the liquidation value of the fund’s portfolio (after accounting for unrealized profits and unrealized losses on any such positions). In addition to meeting one of the foregoing trading limitations, the Fund may not market itself as a commodity pool or otherwise as a vehicle for trading in the futures, options or swaps markets. If the Fund does not continue to claim the exclusion, it would likely become subject to registration and regulation as a commodity pool operator. The Fund may incur additional expenses as a result of the CFTC’s registration and regulatory requirements. The requirements for qualification as a regulated investment company may also limit the extent to which the Fund may invest in futures, options on futures and swaps.

NFALLC and the MLP Team may use derivative instruments to seek to enhance returns, to hedge some of the risk of the Fund’s investments or its leverage to serve as a substitute for a position in the underlying asset, to reduce transaction costs, to manage the Fund’s effective interest rate exposure, to maintain fill market disclosure, to manage cash flows or to preserve capital. These types of strategies may generate taxable income.

There is no assurance that these derivative strategies will be available at any time or that NFALLC or the MLP Team will determine to use them for the Fund or, if used, that the strategies will be successful.

Other Investment Companies

The Fund may invest in securities of other open- or closed-end investment companies, including ETFs that invest primarily in MLP entities in which the Fund may invest directly to the extent permitted by the 1940 Act. In addition, the Fund may invest a portion of its Managed Assets in pooled investment vehicles (other than investment companies) that invest primarily in securities issued by MLPs in the energy sector. The Fund will consider its investment in underlying investment companies when determining its compliance with its policy to invest in at least 80% of its Managed Assets in Energy MLPs of any market capitalization. The Fund may invest in other investment companies and/or other pooled investment vehicles either during periods when it has large amounts of uninvested cash, such as the period shortly after the Fund receives the proceeds of the offering of its Common Shares, preferred shares and/or Borrowings, or during periods when there is a shortage of attractive MLP securities available in the market or when the MLP Team believes share prices of other investment companies offer attractive values. The Fund may invest in investment companies that are advised by NFALLC, the MLP Team or their respective affiliates to the extent permitted by applicable law and/or pursuant to exemptive relief from the SEC. The Fund has not received or applied for, nor does it currently intend to apply for, any such relief.

As an investor in an investment company, the Fund will bear its ratable share of that investment company’s expenses, and would remain subject to payment of the Fund’s advisory and administrative fees with respect to assets so invested. Common Shareholders would therefore be subject to duplicative expenses to the extent the Fund invests in other investment companies. The MLP Team will take expenses into account when evaluating the investment merits of an investment in the investment company relative to available securities of the types in which the Fund may invest directly. In addition, the securities of other investment companies also may be leveraged and therefore will be subject to the same leverage risks described herein. As described in the section entitled “Risk Factors,” the NAV and market value of leveraged shares will be more volatile and the yield to shareholders will tend to fluctuate more than the yield generated by unleveraged shares. Other investment companies may have investment policies that differ from those of the Fund. In addition, to the extent the Fund invests in other investment companies, the Fund will be dependent upon the investment and research abilities of persons other than NFALLC and the MLP Team.

Energy MLP Exchange-Traded Notes

The Fund may invest up to 10% of Managed Assets in ETNs and structured notes that are designed to provide exposure to the Energy MLP market. The Fund considers such investments to be Energy MLPs for purposes of its 80% policy. ETNs are a type of senior, unsecured, unsubordinated debt security issued by financial institutions that combines both aspects of bonds and ETFs. An ETN’s returns are based on the performance of a market index minus fees and expenses. Similar to ETFs, ETNs are listed on an exchange and traded in the secondary market. Structured notes are privately negotiated debt obligations where the principal and/or interest is determined by reference to the performance of a benchmark asset, market or interest rate (an “embedded index”), such as selected securities, an index of securities or specified interest rates, or the differential performance of two assets or markets.

New Securities and Other Investment Techniques

New types of securities and other investment and hedging practices are developed from time to time. The MLP Team expects, consistent with the Fund’s investment objective and policies, to invest in such new types of securities and to engage in such new types of investment practices if the MLP Team believes that these investments and investment techniques may assist the Fund in achieving its investment objective. In addition, the MLP Team may use investment techniques and instruments that are not specifically described herein.

Temporary Defensive Investments

At times the MLP Team may judge that conditions in the markets for securities of MLP entities make pursuing the Fund’s primary investment strategy inconsistent with the best interests of its shareholders. At such times the MLP Team may, temporarily, use alternative strategies primarily designed to reduce fluctuations in the value of the Fund’s assets. During temporary defensive periods or in order to keep the Fund’s cash fully invested, including during the period when the net proceeds of this offering of Common Shares are first being invested, the Fund may deviate from its investment policies and objective. During such periods, the Fund may invest up to 100% of its Managed Assets in cash or high quality, short-term investments. There can be no assurance that such strategies will be successful.

Portfolio Turnover

The Fund may engage in portfolio trading when considered appropriate, but short-term trading will not be used as the primary means of achieving the Fund’s investment objective. Although the Fund cannot accurately predict its annual portfolio turnover rate, it is generally expected to be in the range of 15-40% under normal circumstances. However, there are no limits on the Fund’s rate of portfolio turnover, and investments may be sold without regard to length of time held when, in NFALLC’s opinion, investment considerations warrant such action. A higher portfolio turnover rate would result in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund. In addition, high portfolio turnover may result in the realization of net short-term capital gains by the Fund which, when distributed to shareholders, will be taxable as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. See “Tax Matters.” For the fiscal year ended November 30, 2017, the Fund’s portfolio turnover rate was 24%.

USE OF LEVERAGE

The Fund may use regulatory leverage. Regulatory leverage consists of “senior securities” as defined under the 1940 Act, which include (1) borrowings, including loans from financial institutions (“Borrowings”); (2) issuance of debt securities; and (3) issuance of preferred shares ((1),(2), and (3) are hereinafter collectively referred to as “regulatory leverage”). In addition, the Fund may also enter into certain derivatives transactions that have the economic effect of leverage by creating additional investment exposure. The Fund may also borrow money for repurchase of its shares or as a temporary measure for extraordinary or emergency purposes, including the payment of dividends and the settlement of securities transactions which otherwise might require untimely dispositions of Fund securities. The Fund may use leverage in an amount permissible under the 1940 Act and related SEC guidance. The amounts and forms of leverage used by the Fund may vary with prevailing market or economic conditions. The timing and terms of any leverage transactions is determined by the Fund’s Board.

Following an offering of additional Common Shares from time to time, the Fund’s leverage ratio will decrease as a result of the increase in net assets attributable to Common Shares. The Fund’s leverage ratio may decline further to the extent that the net proceeds of an offering of Common Shares are used to reduce the Fund’s regulatory leverage. A lower leverage ratio may result in lower (higher) returns to Common Shareholders over a period of time to the extent that net returns on the Fund’s investment portfolio exceed (fall below) its cost of leverage over that period, which lower (higher) returns may impact the level of the Fund’s distributions. See “Risk Factors—Leverage Risk.”

The Fund currently employs regulatory leverage through borrowings. The Fund has entered into a credit agreement with Scotia Bank as a lender (the “Credit Agreement”). The borrowing capacity under the Credit Agreement is $60 million. The Fund has the right to augment or replace the Credit Agreement with a new credit agreement in the future, and any such augmented or replacement credit agreement may contain terms that are materially different than the terms contained in the existing Credit Agreement. In order to maintain these Borrowings, the Fund must meet certain collateral, asset coverage and other requirements. Borrowings outstanding are secured a lien on the Fund’s portfolio of investments. For the fiscal year ended November 30, 2017, the average daily balance outstanding and the average annual interest rate on these Borrowings were approximately $43 million and 1.74%, respectively.

To date, the Fund has not issued preferred shares. The Fund may in the future issue certain types of preferred securities to increase the Fund’s leverage.

The Fund’s Borrowings have seniority over the Common Shares.

Leverage involves special risks. See “Risk Factors—Leverage Risk.” The Fund’s leverage strategy may not work as planned or achieve its goals.

The Fund pays a management fee to NFALLC (which in turn pays a portion of its fee to ARI) based on a percentage of Managed Assets. NFALLC will be responsible for using leverage to pursue the Fund’s investment objective and will base its decision regarding whether and how much leverage to use for the Fund based on its assessment of whether such use of leverage is in the best interests of the Fund. However, the fact that a decision to employ or increase the Fund’s leverage will have the effect, all other things being equal, of increasing Managed Assets and therefore the amount of fees paid to NFALLC means that NFALLC may have a conflict of interest in determining whether to use or increase leverage. NFALLC will seek to manage that potential conflict by leveraging the Fund (or increasing such leverage) when it determines that such action is in the best interests of the Fund, and by periodically reviewing the Fund’s performance and use of leverage with the Board.

Under the 1940 Act, the Fund generally is not permitted to borrow or issue commercial paper or notes or borrow unless immediately after the borrowing or commercial paper or note issuance the value of the Fund’s total assets less liabilities other than the principal amount represented by commercial paper, notes or borrowings, is at least 300% of such principal amount. The Fund intends, to the extent possible, to prepay all or a portion of the principal amount of any outstanding borrowing, notes or commercial paper to the extent necessary in order to maintain the required asset coverage. Failure to maintain certain asset coverage requirements could result in an event of default and entitle the debt holders to elect a majority of the Board.

Under the 1940 Act, the Fund is not permitted to issue preferred shares unless immediately after such issuance, the value of the Fund’s asset coverage is at least 200% of the liquidation value of the outstanding preferred shares (i.e., such liquidation value may not exceed 50% of the Fund’s asset coverage). In addition, the Fund is not permitted to declare any cash dividend or other distribution on its Common Shares unless, at the time of such declaration, the value of the Fund’s asset coverage less liabilities other than borrowings is at least 200% of such liquidation value. If preferred shares are issued in the future, the Fund intends, to the extent possible, to purchase or redeem preferred shares from time to time to the extent necessary in order to maintain asset coverage with respect to the preferred shares. Holders of preferred shares, if any, voting as a separate class, are entitled to elect two of the Fund’s trustees. The remaining trustees of the Fund would be elected by holders of Common Shares and preferred shares voting together as a single class. In the event the Fund would fail to pay dividends on preferred shares for two years, preferred shareholders would be entitled to elect a majority of the trustees of the Fund.

The Fund is subject to requirements imposed by its use of leverage through Borrowings, including the Credit Agreement. These requirements may include asset coverage and/or restrictions relating to portfolio characteristics such as portfolio diversification and credit rating criteria. While these restrictions may be different than those under the 1940 Act, it is not anticipated that these restrictions will impede the management of the Fund’s portfolio in accordance with the Fund’s investment objectives and policies. However, in order to maintain such requirements, the Fund may be required to take certain actions, such as redeeming preferred shares, if any, or reducing Borrowings with the proceeds from portfolio transactions at what might be an in opportune time in the market. Such actions could reduce the net earnings or returns to Common Shareholders over time. In addition to other considerations, to the extent that the Fund believes that these requirements would impede its ability to meet its investment objective, the Fund will not incur additional borrowings or issue additional preferred shares.

Assuming the utilization of leverage through borrowings in the aggregate amount of approximately 28% of the Fund’s Managed Assets, at a combined interest or payment rate of 3.00% payable on such leverage, the income generated by the Fund’s portfolio (net of non-leverage expenses) must exceed 0.84% in order to cover such interest or payment rates and other expenses specifically related to borrowing. Of course, these numbers are merely estimates, used for illustration. Actual interest or payment rates may vary frequently and may be significantly higher or lower than the rate estimated above.

The Fund may also borrow money for repurchase of its shares or as a temporary measure for extraordinary or emergency purposes, including the payment of dividends and the settlement of securities transactions which otherwise might require untimely dispositions of Fund securities.

Effects of Leverage

The following table is furnished in response to requirements of the SEC. It is designed to illustrate the effect of leverage on Common Share total return, assuming investment portfolio total returns (comprised of income and changes in the value of investments held in the Fund’s portfolio net of expenses) at the assumed portfolio total return rates provided in the table. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns expected to be experienced by the Fund. The table further reflects the use of Borrowings representing 28% of the Fund’s Managed Assets and the Fund’s currently projected annual dividend rate, borrowing interest rate or payment rate set by an interest rate transaction of 3.00%. See “Risk Factors—Leverage Risk” and “Use of Leverage.”

Assumed Portfolio Return	-10%	-5%	0%	5%	10%
Common Stock Total Return	-15.06%	-8.11%	-1.17%	5.78%	12.72%

Common Share total return is composed of two elements—the Common Share dividends paid by the Fund (the amount of which is largely determined by the net investment income of the Fund after paying interest on any borrowings) and gains or losses on the value of the securities the Fund owns. As required by SEC rules, the table assumes that the Fund is more likely to suffer capital losses than capital appreciation.

RISK FACTORS

Risk is inherent in all investing. Investing in any investment company security involves risk, including the risk that you may receive little or no return on your investment or even that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in Common Shares.

Investment and Market Risk

An investment in the Fund’s Common Shares is subject to investment risk, including the possible loss of the entire principal amount that you invest. Your investment in Common Shares represents an indirect investment in MLPs and other securities owned by the Fund, which could be purchased directly. Your Common Shares at any point in time may be worth less than your original investment, even after taking into account the reinvestment of Fund dividends and distributions.

Recent Market Circumstances

The financial crisis in the U.S. and global economies over the past several years, including the European sovereign debt crisis, has resulted, and may continue to result, in an unusually high degree of volatility in the financial markets, both domestic and foreign. Liquidity in some markets has decreased and credit has become scarcer worldwide. Recent regulatory changes, including the Dodd-Frank Act and the introduction of new international capital and liquidity requirements under Basel III, may cause lending activity within the financial services sector to be constrained for several years as Basel III rules phase in and rules and regulations are promulgated and interpreted under the Dodd-Frank Act. These market conditions may continue or deteriorate further and may add significantly to the risk of short-term volatility in the Fund. In response to the crisis, the U.S. and other governments and the Federal Reserve and certain foreign central banks have taken steps to support financial markets. Withdrawal of this support, failure of efforts in response to the crisis, or investor perception that such efforts are not succeeding, could adversely impact the value and liquidity of certain securities. Because the situation is widespread and largely unprecedented, it may be unusually difficult to identify both risks and opportunities using past models of the interplay of market forces, or to predict the duration of these market conditions. The severity or duration of these conditions may also be affected by policy changes made by governments or quasi-governmental organizations. Changes in market conditions will not have the same impact on all types of securities.

Since 2010, the risks of investing in certain foreign government debt have increased dramatically as a result of the ongoing European debt crisis, which began in Greece and has spread to varying degrees throughout various other European countries. These debt crises and the ongoing efforts of governments around the world to address these debt crises have also resulted in increased volatility and uncertainty in the global securities markets and it is impossible to predict the effects of these or similar events in the future on the Fund, though it is possible that these or similar events could have a significant adverse impact on the value and risk profile of the Fund. In the United States, on August 5, 2011, S&P lowered its long-term sovereign credit rating on the U.S. federal government debt to “AA+” from “AAA.” Any additional downgrade by S&P, or any other rating agency, could increase volatility in both stock and bond markets, result in higher interest rates and higher Treasury yields and increase the costs of all kinds of debt.

Global economies and financial markets are also becoming increasingly interconnected, which increases the possibilities that conditions in one country or region might adversely impact issuers in a different country or region. For example, during the summer of 2015, stock markets in China suffered a significant downturn, which continues to persist, and is expected to continue to slow economic growth in China. The slowdown in the Chinese economy could negatively affect the country’s major trading partners and could, in turn, widely affect the global financial markets. State involvement in the Chinese economy and stock markets is such that it may be difficult to predict or gauge the extent or duration of the slowdown. In addition, in a referendum held on June 23,

2016, citizens of the United Kingdom voted to leave the EU, creating economic and political uncertainty in its wake. The country’s departure from the EU (known as “Brexit”) sparked depreciation in the value of the British pound, short-term declines in the stock markets and heightened risk of continued economic volatility worldwide.

As a consequence of the United Kingdom’s vote to withdraw from the EU, the government of the United Kingdom has, pursuant to the Treaty, given notice of its withdrawal and the period to enter into negotiations with the EU Council to agree to terms for the United Kingdom’s withdrawal from the EU has commenced. The Treaty provides for a two year negotiation period, which may be shortened or extended by agreement of the parties. However, there is still considerable uncertainty relating to the potential consequences and precise timeframe for the exit, how the negotiations for the withdrawal and new trade agreements will be conducted, and whether the United Kingdom’s exit will increase the likelihood of other countries also departing the EU. During this period of uncertainty, the negative impact on not only the United Kingdom and European economies, but the broader global economy, could be significant, potentially resulting in increased volatility and illiquidity and lower economic growth for companies that rely significantly on Europe for their business activities and revenues. Any further exits from the EU, or the possibility of such exits, would likely cause additional market disruption globally and introduce new legal and regulatory uncertainties.

The impact of these developments in the near- and long-term is unknown and could have additional adverse effects on economies, financial markets and asset valuations around the world.

Market Disruption and Geopolitical Risk

The aftermath of the war in Iraq, instability in Afghanistan, Pakistan, Egypt, Libya, Syria, Russia, Ukraine and the Middle East, possible terrorist attacks in the United States and around the world, growing social and political discord in the United States, the European debt crisis, the response of the international community—through economic sanctions and otherwise—to Russia’s recent annexation of the Crimea region of Ukraine and posture vis-a-vis Ukraine, further downgrade of U.S. Government securities and other similar events, may have long-term effects on the U.S. and worldwide financial markets and may cause further economic uncertainties in the United States and worldwide. The Fund does not know and cannot predict how long the securities markets may be affected by these events and the effects of these and similar events in the future on the U.S. economy and securities markets. The Fund may be adversely affected by abrogation of international agreements and national laws which have created the market instruments in which the Fund may invest, failure of the designated national and international authorities to enforce compliance with the same laws and agreements, failure of local, national and international organization to carry out their duties prescribed to them under the relevant agreements, revisions of these laws and agreements which dilute their effectiveness or conflicting interpretation of provisions of the same laws and agreements. The Fund may be adversely affected by uncertainties such as terrorism, international political developments, and changes in government policies, taxation, restrictions on foreign investment and currency repatriation, currency fluctuations and other developments in the laws and regulations of the countries in which it is invested.

Legislation and Regulatory Risk

At any time after the date of this Prospectus, legislation or additional regulations may be enacted that could negatively affect the assets of the Fund, securities held by the Fund or the issuers of such securities. Changing approaches to regulation may have a negative impact on the entities and/or securities in which the Fund invests. Legislation or regulation may also change the way in which the Fund itself is regulated. Fund shareholders may incur increased costs resulting from such legislation or additional regulation. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Fund or will not impair the ability of the Fund to achieve its investment objectives.

For example, the Dodd-Frank Act is designed to impose stringent regulation on the over-the-counter derivatives market in an attempt to increase transparency and accountability and provides for, among other things, new clearing, execution, margin, reporting, recordkeeping, business conduct, disclosure, position limit, minimum net capital and registration requirements. Although the CFTC has released final rules under the Dodd- Frank Act, many of the provisions are subject to further final rulemaking, and thus the Dodd-Frank Act’s ultimate impact remains unclear.

The SEC also indicated that it may adopt new policies on the use of derivatives by registered investment companies. Such policies could affect the nature and extent of derivatives use by the Fund. While the nature of any such regulations is uncertain at this time, it is possible that such regulations could limit the implementation of the Fund’s use of derivatives, which could have an adverse impact on the Fund.

Additionally, the Fund is operated by persons who have claimed an exclusion, granted to operators of registered investment companies like the Fund, from registration as a “commodity pool operator” under Rule 4.5 promulgated by the CFTC pursuant to its authority under the CEA and, therefore, is not subject to registration or regulation as a “commodity pool operator.” As a result, the Fund is limited in its ability to use commodity futures (which include futures on broad-based securities indexes and interest rate futures) or options on commodity futures, engage in swaps transactions or make certain other investments (whether directly or indirectly through investments in other investment vehicles) for purposes other than bona fide hedging. With respect to transactions other than for bona fide hedging purposes, either: (1) the aggregate initial margin and premiums required to establish the Fund’s positions in such investments may not exceed 5% of the liquidation value of the Fund’s portfolio (after accounting for unrealized profits and unrealized losses on any such investments); or (2) the aggregate net notional value of such instruments, determined at the time the most recent position was established, may not exceed 100% of the liquidation value of the Fund’s portfolio (after accounting for unrealized profits and unrealized losses on any such positions). In addition to meeting one of the foregoing trading limitations, the Fund may not market itself as a commodity pool or otherwise as a vehicle for trading in the futures, options or swaps markets. If the Fund does not continue to claim the exclusion, it would likely become subject to registration and regulation as a commodity pool operator. The Fund may incur additional expenses as a result of the CFTC’s registration and regulatory requirements.

Economic and Political Events Risk

The Fund may be more sensitive to adverse economic, business or political developments if it invests a substantial portion of its assets in the bonds of similar industry (such as those relating to the energy sector). Such developments may adversely affect a specific industry or local or global political and economic conditions, and thus may lead to declines in the Fund’s investments.

Market Discount from Net Asset Value

Shares of closed-end investment companies like the Fund have during some periods traded at prices higher than NAV and have during other periods traded at prices lower than NAV. The Fund cannot predict whether Common Shares will trade at, above or below NAV. This characteristic is a risk separate and distinct from the risk that the Fund’s NAV could decrease as a result of investment activities. Investors bear a risk of loss to the extent that the price at which they sell their shares is lower in relation to the Fund’s NAV than at the time of purchase, assuming a stable NAV. Proceeds from the sale of Common Shares in this offering will be reduced by transaction costs (if applicable, which vary depending on the offering method used). The NAV per Common Share will also be reduced by costs associated with any future offerings of Common Shares or preferred shares. Depending on the premium of the Common Shares at the time of any offering of Common Shares hereunder, the Fund’s NAV may be reduced by an amount up to the offering costs. The Common Shares are designed primarily for long-term investors, and you should not view the Fund as a vehicle for short-term trading purposes.

Risks Related to Investments in MLP Units

An investment in MLP units involves risks that differ from a similar investment in equity securities, such as common stock, of a corporation. Holders of MLP units have the rights typically afforded to limited partners in a limited partnership. As compared to common stockholders of a corporation, holders of MLP units have more limited control and limited rights to vote on matters affecting the partnership. There are also certain tax risks associated with an investment in MLP units (described further below). Additionally, conflicts of interest may exist among common unit holders, subordinated unit holders, preferred unit holders and the general partner or managing member of an MLP; for example a conflict may arise as a result of incentive distribution payments.

Conflicts of interest may arise from incentive distribution payments paid to the general partner, or referral of business opportunities by the general partner or one of its affiliates to an entity other than the MLP. Holders of general partner or managing member interests typically receive incentive distribution rights, which provide them with an increasing share of the entity’s aggregate cash distributions upon the payment of per common unit quarterly distributions that exceed specified threshold levels above an established minimum amount. The ability of the limited partners or members to remove the general partner or managing member without cause is typically very limited. In addition, some MLPs permit the holder of incentive distribution rights to reset, under specified circumstances, the incentive distribution levels and receive compensation in exchange for the distribution rights given up in the reset. An MLP’s inability to maintain distributions may adversely affect the trading price of limited partner units and may incentivize MLPs to maintain a certain level of distributions, even if it requires borrowing or refraining from making capital expenditures.

MLPs may not have a majority of independent directors on their boards, or may be subject to a less stringent fiduciary standard of care than ordinary operating companies. That could influence the decisions made by the GP’s directors, possibly to the detriment of the limited partners of the MLP.

U.S. Federal Budget Risk

From year to year, the U.S. Federal Budget process may lead to the modification of certain tax incentives widely used by oil, gas and coal companies and result in the imposition of new fees on certain energy producers. Changes to such tax incentives and the imposition of such fees could adversely affect MLPs in which the Fund invests and the energy industries industry generally.

Tax Risks

Much of the benefit the Fund derives from its investment in equity securities of MLPs is a result of MLPs generally being treated as partnerships for U.S. federal income tax purposes. Partnerships do not pay U.S. federal income tax at the partnership level. Rather, each partner of a partnership, in computing its U.S. federal income tax liability, will include its allocable share of the partnership’s income, gains, losses, deductions, expenses and credits. A change in current tax law, or a change in the business of a given MLP, could result in an MLP being treated as a corporation for U.S. federal income tax purposes, which would result in such MLP being required to pay U.S. federal income tax on its taxable income. The classification of an MLP as a corporation for U.S. federal income tax purposes would have the effect of reducing the amount of cash available for distribution by the MLP and causing any such distributions received by the Fund to be taxed as dividend income to the extent of the MLP’s current or accumulated earnings and profits. Thus, if any of the MLPs owned by the Fund were treated as corporations for U.S. federal income tax purposes, the after-tax return to the Fund with respect to its investment in such MLPs would be materially reduced, which could cause a substantial decline in the value of the Common Shares.

To the extent that the Fund invests in the equity securities of an MLP, the Fund will be a partner in such MLP. Accordingly, the Fund will be required to include in its taxable income the Fund’s allocable share of the income, gains, losses, deductions, expenses and credits recognized by each such MLP, regardless of whether the MLP distributes cash to the Fund. Cash distributions from an MLP to the Fund (and, in certain cases, the value of marketable securities distributed by an MLP to the Fund) in excess of the Fund’s basis in the MLP will generally be taxable to the Fund as capital gain. The Fund will not benefit from current favorable federal income tax rates on long-term capital gains because it will be taxed as a corporation for federal income tax purposes.

Historically, MLPs have been able to offset a significant portion of their income with tax deductions. The Fund will incur a current tax liability on its allocable share of an MLP’s income and gains that is not offset by the MLP’s tax deductions, losses and credits, or by the Fund’s net operating loss carryforwards, if any. The portion, if any, of a distribution received by the Fund from an MLP that is offset by the MLP’s tax deductions, losses or credits is essentially treated as a return of capital. However, those distributions will reduce the Fund’s adjusted tax basis in the equity securities of the MLP, which will result in an increase in the amount of gain (or decrease in the amount of loss) that will be recognized by the Fund for tax purposes upon the sale of any such equity securities or upon subsequent distributions in respect of such equity securities. The percentage of an MLP’s income and gains that is offset by tax deductions, losses and credits will fluctuate over time for various reasons. A significant slowdown in acquisition activity or capital spending by MLPs held in the Fund’s portfolio could result in a reduction of accelerated depreciation generated by new acquisitions, which may result in increased current tax liability for the Fund.

The Fund may engage in hedges or similar transactions with respect to its MLP interests. The tax accounting for such transactions may not be clear, leaving the possibility that the IRS could disagree with the Fund’s treatment. If the IRS were to prevail in a challenge, the Fund might be exposed to a deferral of tax losses, acceleration of gain, changes in the character of income or gain, or other adverse consequences, including a change in the Fund’s determination of the amount of its earnings and profits for purposes of determining taxability of dividends.

The Fund will accrue deferred income taxes for its future tax liability associated with the difference between the tax basis of an MLP security and the fair market value of the MLP security. Upon the Fund’s sale of an MLP security, the Fund may be liable for previously deferred taxes. The Fund will rely to some extent on information provided by MLPs, which may not necessarily be timely, to estimate deferred tax liability for purposes of financial statement reporting and determining its NAV. From time to time, the Fund will modify its estimates or assumptions regarding its deferred tax liability as new information becomes available. Although the Fund’s NAV may take into account deferred tax liabilities, there can be no assurance that the purchase price you pay for Common Shares will take into account deferred tax liabilities. If you purchase Common Shares at a substantial premium to NAV, the value of the Common Shares may be adversely affected by an event that triggers a deferred tax liability not fully reflected in your purchase price.

Depreciation or other cost recovery deductions passed through to the Fund from investments in MLPs and used to reduce the Fund’s taxable income may be recaptured in the Fund’s taxable income (and earnings and profits) in subsequent years when the MLPs dispose of their assets or when the Fund disposes of its interests in the MLPs. When deductions are recaptured, the Fund will be subject to tax on the recapture income and distributions to the Fund’s shareholders may be taxable, even if those shareholders did not hold shares in the Fund at the time the deductions were taken by the Fund, and even though the shareholders will not have corresponding economic gains on their shares at the time of the distribution.

Because of the Fund’s status as a corporation for U.S. federal income tax purposes and its investments in equity securities of MLPs, the Fund’s earnings and profits may be calculated using accounting methods that are different from those used for calculating taxable income. Because of these differences, the Fund may make distributions out of its current or accumulated earnings and profits, which will be treated as dividends, in years in which the Fund’s distributions exceed its taxable income.

The tax treatment of all items allocated to the Fund each year by the MLPs will not be known until the Fund receives a schedule K-1 for that year with respect to each of its MLP investments. The Fund’s tax liability will not be known until the Fund completes its annual tax return. The Fund’s tax estimates could vary substantially from the actual liability and therefore the determination of the Fund’s actual tax liability may have a material adverse effect on the value of an investment in the Fund. The payment of corporate income taxes imposed on the Fund will decrease cash available for distribution to shareholders.

Recently enacted tax legislation generally requires that taxes, penalties, and interest associated with an audit of a partnership be assessed and collected at the partnership level. Accordingly, even if an MLP in which the Fund invests were to remain classified as a partnership, it could be required to pay additional taxes, interest and penalties as a result of an audit adjustment, and the Fund, as a direct or indirect partner of such MLP, could be required to bear the economic burden of those taxes, interest and penalties, which would reduce the value of the Common Shares.

Affiliated Party Risk

Certain MLPs in which the Fund may invest depend upon their parent or sponsor entities for the majority of their revenues. If their parent or sponsor entities fail to make such payments or satisfy their obligations, the revenues and cash flows of such MLPs and ability of such MLPs to make distributions to unit holders, such as the Fund, would be adversely affected.

Equity Securities Risk

A substantial percentage of the Fund’s assets will be invested in MLP equity securities, including MLP common units, MLP subordinated units, MLP preferred units, equity securities of MLP affiliates, including I-Shares, and common stocks of other issuers. Equity risk is the risk that MLP units or other equity securities held by the Fund will fall due to general market or economic conditions, perceptions regarding the industries in which the issuers of securities held by the Fund participate, changes in interest rates, and the particular circumstances and performance of particular companies whose securities the Fund holds. The price of an equity security of an issuer may be particularly sensitive to general movements in the stock market, and a drop in the stock market may depress the price of most or all of the equity securities held by the Fund. In addition, equity securities held by the Fund may decline in price if the issuer fails to make anticipated distributions or dividend payments because, among other reasons, the issuer experiences a decline in its financial conditions.

MLP subordinated units typically are convertible to MLP common units at a one-to-one ratio. The price of MLP subordinated units is typically tied to the price of the corresponding MLP common unit, less a discount. The size of the discount depends upon a variety of factors, including the likelihood of conversion, the length of time remaining until conversion and the size of the block of subordinated units being purchased or sold.

The Fund may invest in equity securities issued by affiliates of MLPs, including general partners of MLPs. Such issuers may be organized and/or taxed as corporations and, therefore these securities may not offer the advantageous tax characteristics of MLP units. Investments in such MLP affiliates would be expected by the MLP Team to provide economic exposure to the MLP asset class; however, such investments may not exhibit precise price correlation to any particular MLP or the MLP asset class generally.

I-Shares represent an indirect investment in MLP I-units. Prices and volatilities of I-Shares tend to correlate to the price of common units, although the price correlation may not be precise. I-Shares differ from MLP common units primarily in that instead of receiving cash distributions, holders of I-Shares will receive distributions of additional I-Shares, in an amount equal to the cash distributions received by common unit holders. I-Shares have limited voting rights. Holders of I-Shares are subject to the same risks as holders of MLP common units.

Energy Sector Risks

Concentration in the energy sector may present more risks than if the Fund were invested in numerous sectors of the economy. A downturn in the energy sector could have a larger impact on the Fund than on a fund that does not concentrate its investments in the sector. At times, the performance of securities in the energy sector may lag the performance of other sectors or the broader market as a whole. In addition, there are several specific risks associated with investments in the energy sector, including the following.

Commodity Price Risk.    MLPs and other entities operating in the energy sector may be affected by fluctuations in the prices of energy commodities, including, for example, natural gas, natural gas liquids

(including propane), crude oil and coal in the short- and long-term. Fluctuations in energy commodity prices would impact directly companies that own such energy commodities and could impact indirectly companies that engage in transportation, storage, processing, distribution or marketing of such energy commodities. Fluctuations in energy commodity prices can result from changes in general economic conditions or political circumstances (especially of key energy producing and consuming countries); market conditions; weather patterns; domestic production levels; volume of imports; energy conservation; domestic and foreign governmental regulation; international politics; policies of OPEC; taxation; tariffs; and the availability and costs of local, intrastate and interstate transportation methods. The energy sector as a whole may also be impacted by the perception that the performance of energy sector companies is directly linked to commodity prices. High commodity prices may drive further energy conservation efforts, and a slowing economy may adversely impact energy consumption, which may adversely affect the performance of MLPs and other companies operating in the energy sector. Recent economic and market events have fueled concerns regarding potential liquidations of commodity futures and options positions.

Depletion Risk.    MLPs and other entities engaged in the exploration, development, management or production of energy commodities face the risk that commodity reserves are depleted over time. Such companies seek to increase their reserves through expansion of their current businesses, acquisitions, further development of their existing sources of energy commodities, exploration of new sources of energy commodities or by entering into long-term contracts for additional reserves; however, there are risks associated with each of these potential strategies. If such companies fail to acquire additional reserves in a cost-effective manner and at a rate at least equal to the rate at which their existing reserves decline, their financial performance may suffer. Additionally, failure to replenish reserves could reduce the amount and affect the tax characterization of the distributions paid by such companies.

Supply and Demand Risk.    MLPs and other entities operating in the energy sector could be adversely affected by reductions in the supply of or demand for energy commodities. The volume of production of energy commodities and the volume of energy commodities available for transportation, storage, processing or distribution could be affected by a variety of factors, including depletion of resources; depressed commodity prices; catastrophic events; labor relations; increased environmental or other governmental regulation; equipment malfunctions and maintenance difficulties; import volumes; international politics; policies of OPEC; and increased competition from alternative energy sources. Alternatively, a decline in demand for energy commodities could result from factors such as adverse economic conditions (especially in key energy-consuming countries); increased taxation; increased environmental or other governmental regulation; increased fuel economy; increased energy conservation or use of alternative energy sources; legislation intended to promote the use of alternative energy sources; or increased commodity prices.

Regulatory Risk.    The energy sector is highly regulated. MLPs and other entities operating in the energy sector are subject to significant regulation of nearly every aspect of their operations by federal, state and local governmental agencies. Such regulation can change over time in both scope and intensity. For example, a particular by-product may be declared hazardous by a regulatory agency and unexpectedly increase production costs. Various governmental authorities have the power to enforce compliance with these regulations and the permits issued under them, and violators are subject to administrative, civil and criminal penalties, including fines, injunctions or both. Governmental agencies may in the future seek to limit or prohibit certain activities (i.e., hydraulic fracturing or “fracking”) that produce energy commodities, which could adversely affect the financial condition of the MLPs in which the Fund invests. Stricter laws, regulations or enforcement policies could be enacted in the future which would likely increase compliance costs and may adversely affect the financial performance of MLPs.

Specifically, the operations of wells, gathering systems, pipelines, refineries and other facilities are subject to stringent and complex federal, state and local environmental laws and regulations. These include, for example:

•	the federal Clean Air Act and comparable state laws and regulations that impose obligations related to air emissions;

•	the federal Clean Water Act and comparable state laws and regulations that impose obligations related to discharges of pollutants into regulated bodies of water;

•	the Resource Conservation and Recovery Act (“RCRA”) and comparable state laws and regulations that impose requirements for the handling and disposal of waste from facilities; and

•

the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”), also known as “Superfund,” and comparable state laws and regulations that regulate the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by MLPs or at locations to which they have sent waste for disposal.

Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations. Certain environmental statutes, including RCRA, CERCLA, the federal Oil Pollution Act and analogous state laws and regulations, impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed of or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances or other waste products into the environment.

There is an inherent risk that MLPs may incur environmental costs and liabilities due to the nature of their businesses and the substances they handle. For example, an accidental release from wells or energy infrastructure assets could subject them to substantial liabilities for environmental cleanup and restoration costs, claims made by neighboring landowners and other third parties for personal injury and property damage, and fines or penalties for related violations of environmental laws or regulations. Moreover, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase compliance costs and remediation costs. MLPs may not be able to recover these costs from insurance.

Voluntary initiatives and mandatory controls have been adopted or are being discussed both in the United States and worldwide to reduce emissions of “greenhouse gases” such as carbon dioxide, a by-product of burning fossil fuels, and methane, the major constituent of natural gas, which many scientists and policymakers believe contribute to global climate change. These measures and future measures could result in increased costs to certain companies in which the Fund may invest to operate and maintain facilities and administer and manage a greenhouse gas emissions program and may reduce demand for fuels that generate greenhouse gases and that are managed or produced by companies in which the Fund may invest.

In the wake of a Supreme Court decision holding that the Environmental Protection Agency (the “EPA”) has some legal authority to deal with climate change under the 1990 Clean Air Act, the EPA and the Department of Transportation jointly wrote regulations to cut gasoline use and control greenhouse gas emissions from cars and trucks. These measures, and other programs addressing greenhouse gas emissions, could reduce demand for energy or raise prices, which may adversely affect the total return of certain of the Fund’s investments.

Acquisition Risk.    MLP investments owned by the Fund may depend on their ability to make acquisitions that increase adjusted operating surplus per unit in order to increase distributions to unit holders. The ability of such MLPs to make future acquisitions is dependent on their ability to identify suitable targets, negotiate favorable purchase contracts, obtain acceptable financing and outbid competing potential acquirers. To the extent that such MLPs are unable to make future acquisitions, or such future acquisitions fail to increase the adjusted operating surplus per unit, their growth and ability to make distributions will be limited.

There are risks inherent in any acquisition, including erroneous assumptions regarding revenues, acquisition expenses, operating expenses, cost savings and synergies; assumption of unknown liabilities; indemnification; customer losses; key employee defections; distraction from other business operations; and unanticipated difficulties in operating or integrating new product areas and geographic regions.

Weather Risk.    Weather plays a role in the seasonality of some MLPs’ cash flows. MLPs in the propane industry, for example, rely on the winter season to generate almost all of their earnings. In an unusually warm winter season, propane MLPs experience decreased demand for their product. Although most MLPs can reasonably predict seasonal weather demand based on normal weather patterns, extreme weather conditions, such as the hurricanes that severely damaged cities along the U.S. Gulf Coast in recent years, demonstrate that no amount of preparation can protect an MLP from the unpredictability of the weather or possible climate change. The damage done by extreme weather also may serve to increase many MLPs’ insurance premiums and could adversely affect such companies’ financial condition and ability to pay distributions to shareholders.

Catastrophic Event Risk.    MLPs and other entities operating in the energy sector are subject to many dangers inherent in the production, exploration, management, transportation, processing and distribution of natural gas, natural gas liquids (including propane), crude oil, refined petroleum and petroleum products and other hydrocarbons. These dangers include leaks, fires, explosions, damage to facilities and equipment resulting from natural disasters, inadvertent damage to facilities and equipment and terrorist acts. Since the September 11th terrorist attacks, the U.S. government has issued warnings that energy assets, specifically U.S. pipeline infrastructure, may be targeted in future terrorist attacks. These dangers give rise to risks of substantial losses as a result of loss or destruction of commodity reserves; damage to or destruction of property, facilities and equipment; pollution and environmental damage; and personal injury or loss of life. Any occurrence of such catastrophic events could bring about a limitation, suspension or discontinuation of operations in the energy sector. MLPs and other entities operating in the energy sector may not be fully insured against all risks inherent in their business operations and therefore accidents and catastrophic events could adversely affect such companies’ financial condition and ability to pay distributions to shareholders.

Industry Specific Risks

MLPs and other entities operating in the energy sector are also subject to risks that are specific to the industry they serve.

Pipelines.     Pipeline companies are subject to the demand for natural gas, natural gas liquids (including propane), crude oil or refined products in the markets they serve, changes in the availability of products for gathering, transportation, processing or sale due to natural declines in reserves and production in the supply areas serviced by the companies’ facilities, sharp decreases in crude oil or natural gas prices that cause producers to curtail production or reduce capital spending for exploration activities, and environmental regulation. Demand for gasoline, which accounts for a substantial portion of refined product transportation, depends on price, prevailing economic conditions in the markets served, and demographic and seasonal factors. Companies that own interstate pipelines are subject to regulation by FERC with respect to the tariff rates they may charge for transportation services. An adverse determination by FERC with respect to the tariff rates of such companies could have a material adverse effect on its business, financial condition, results of operations and cash flows and its ability to pay cash distributions or dividends. In addition, FERC has a tax allowance policy, which permits such companies to include in their cost of service an income tax allowance to the extent that their owners have an actual or potential tax liability on the income generated by them. If FERC’s income tax allowance policy were to change in the future to disallow a material portion of the income tax allowance taken by such interstate pipeline companies, it would adversely impact the maximum tariff rates that such companies are permitted to charge for their transportation services, which in turn could adversely affect such companies’ financial condition and ability to pay distributions to shareholders.

Gathering and Processing.    Gathering and processing companies are subject to natural declines in the production of oil and natural gas fields, which utilize their gathering and processing facilities as a way to market their production, prolonged declines in the price of natural gas or crude oil, which curtails drilling activity and therefore production, and declines in the prices of natural gas liquids (including propane) and refined petroleum products, which cause lower processing margins. In addition, some gathering and processing contracts subject the gathering or processing company to direct commodities price risk.

Midstream.    Midstream MLPs gather, process, transport and store oil, natural gas, and refined petroleum products. Midstream MLPs and other entities that provide crude oil, refined product and natural gas services are subject to supply and demand fluctuations in the markets they serve which may be impacted by a wide range of factors including fluctuating commodity prices, weather, increased conservation or use of alternative fuel sources, increased governmental or environmental regulation, depletion, rising interest rates, declines in domestic or foreign production, accidents or catastrophic events, and economic conditions, among others.

Exploration and Production.    Exploration, development and production companies are particularly vulnerable to declines in the demand for and prices of crude oil and natural gas. Reductions in prices for crude oil and natural gas can cause a given reservoir to become uneconomic for continued production earlier than it would if prices were higher, resulting in the plugging and abandonment of, and cessation of production from, that reservoir. In addition, lower commodity prices not only reduce revenues but also can result in substantial downward adjustments in reserve estimates. The accuracy of any reserve estimate is a function of the quality of available data, the accuracy of assumptions regarding future commodity prices and future exploration and development costs and engineering and geological interpretations and judgments. Different reserve engineers may make different estimates of reserve quantities and related revenue based on the same data. Actual oil and gas prices, development expenditures and operating expenses will vary from those assumed in reserve estimates, and these variances may be significant. Any significant variance from the assumptions used could result in the actual quantity of reserves and future net cash flow being materially different from those estimated in reserve reports. In addition, results of drilling, testing and production and changes in prices after the date of reserve estimates may result in downward revisions to such estimates. Substantial downward adjustments in reserve estimates could have a material adverse effect on a given exploration and production company’s financial position and results of operations. In addition, due to natural declines in reserves and production, exploration and production companies must economically find or acquire and develop additional reserves in order to maintain and grow their revenues and distributions.

Propane.    Propane MLPs are subject to earnings variability based upon weather conditions in the markets they serve, fluctuating commodity prices, increased use of alternative fuels, increased governmental or environmental regulation, and accidents or catastrophic events, among others.

Coal.    MLP entities and other entities with coal assets are subject to supply and demand fluctuations in the markets they serve, which may be impacted by a wide range of factors including fluctuating commodity prices, the level of their customers’ coal stockpiles, weather, increased conservation or use of alternative fuel sources, increased governmental or environmental regulation, depletion, rising interest rates, declines in domestic or foreign production, mining accidents or catastrophic events, health claims and economic conditions, among others. MLP entities and other entities with coal assets are also subject to supply variability based on geological conditions that reduce the productivity of mining operations, the availability of regulatory permits for mining activities and the availability of coal that meets the standards of the 1990 Clean Air Act.

Marine Shipping.    Marine shipping (or “tanker” companies) are exposed to many of the same risks as other energy companies. In addition, the highly cyclical nature of the industry may lead to volatile changes in charter rates and vessel values, which may adversely affect the earnings of tanker companies in the Fund’s portfolio. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. Historically, the tanker markets have been volatile because of the many conditions and factors that can affect the supply and demand for tanker capacity. Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect revenues, profitability and cash flows of tanker companies. The successful operation of vessels in the charter market depends upon, among other things, obtaining profitable spot charters and minimizing time spent waiting for charters and traveling unladen to pick up cargo. The value of tanker vessels may fluctuate and could adversely affect the value of tanker company securities in the Fund’s portfolio. Declining tanker values could affect the ability of tanker companies to raise cash by limiting their ability to refinance their vessels, thereby adversely impacting tanker company liquidity. Tanker company vessels are at risk of damage or loss because of events such as mechanical failure, collision, human error, war, terrorism, piracy, cargo loss and bad weather. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes, boycotts and government requisitioning of vessels. These sorts of events could interfere with shipping lanes and result in market disruptions and a significant loss of tanker company earnings. Some marine shipping MLPs are organized and headquartered outside the United States and taxed as corporations in the United States. As a result, these non-U.S. MLPs may not offer the tax benefits typically associated with domestic MLPs.

Proceeds Risk

Although the Fund currently intends to invest the proceeds from any sale of the Common Shares offered hereby as soon as practicable following the completion of this offering, such investments may be delayed if suitable investments are unavailable at the time. The trading market and volumes for securities of MLPs and energy companies and for securities issued by small and mid cap companies may at times be less liquid than the market for other securities. Prior to the time the proceeds of this offering are invested, such proceeds may be invested in short-term money market instruments and U.S. government securities, pending investment in securities of MLPs or energy companies. Income received by the Fund from these securities would subject the Fund to corporate tax before any distributions to Common Shareholders. As a result, the return and yield on the Common Shares for the period immediately following any offering pursuant to this Prospectus may be lower than when the Fund is fully invested in accordance with its investment objective and policies. See “Use of Proceeds.”

Interest Rate Risk

Rising interest rates could increase the costs of capital thereby increasing operating costs and reducing the ability of MLPs and other entities to carry out acquisitions or expansions in a cost-effective manner. As a result, rising interest rates could negatively affect the financial performance of MLPs and other entities operating in the energy sector. Rising interest rates may also impact the price of the securities of MLPs as the yields on alternative investments increase.

Interest rate risk is the risk that certain securities, such as preferred and debt securities, and certain equity securities will decline in value because of a rise in market interest rates. When market interest rates rise, the market value of such securities generally will fall. These risks may be greater in the current market environment because interest rates are near historically low levels. Prevailing interest rates may be adversely impacted by market and economic factors. If interest rates rise the markets may experience increased volatility, which may adversely affect the value and/or liquidity of certain of the Fund’s investments and may adversely affect the Fund’s ability to achieve its investment objective.

In typical interest rate environments, prices of debt securities with longer maturities generally fluctuate more in response to changes in interest rates than do the prices of debt securities with shorter-term maturities. Because the Fund may invest a portion of its assets in debt securities without regard to their maturities, to the extent the Fund invests in debt securities with longer maturities, the NAV and market price of the Common Shares would fluctuate more in response to changes in interest rates than if the Fund were to invest such portion of its assets in shorter-term debt securities.

In comparison to maturity (which is the date on which a debt instrument ceases and the issuer is obligated to repay the principal amount), duration is a measure of the price volatility of a debt instrument as a result of changes in market rates of interest, based on the weighted average timing of the instrument’s expected principal and interest payments. Duration differs from maturity in that it considers a security’s yield, coupon payments, principal payments and call features, in addition to the amount of time until the security finally matures. As the value of a security changes over time, so will its duration.

Prices of securities with longer durations tend to be more sensitive to interest rate changes than securities with shorter durations. In general, a portfolio of securities with a longer duration can be expected to be more sensitive to interest rate changes than a portfolio with a shorter duration. For example, the price of a bond with an effective duration of two years will rise (fall) two percent for every one percent decrease (increase) in its yield, and the price of a five-year duration bond will rise (fall) five percent for a one percent decrease (increase) in its yield.

Inflation and Deflation Risk

Inflation risk is the risk that the value of assets or income from investment will be worth less in the future, as inflation decreases the value of money. As inflation increases, the real value of the Common Shares and distributions on those shares can decline. In addition, during any periods of rising inflation, interest rates on any borrowings by the Fund would likely increase, which would tend to further reduce returns to the holders of Common Shares. Deflation risk is the risk that prices throughout the economy decline over time, which may have an adverse effect on the market valuation of companies, their assets and revenues. In addition, deflation may have an adverse effect on the creditworthiness of issuers and may make issuer default more likely, which may result in a decline in the value of the Fund’s portfolio.

Liquidity Risk

Although the equity securities of the MLPs in which the Fund invests generally trade on major stock exchanges, certain securities owned by the Fund may trade less frequently, particularly those of MLPs and other issuers with smaller capitalizations. Securities with limited trading volumes may display volatile or erratic price movements. Also, the Fund may be one of the largest investors in certain sub-sectors of the energy or natural resource sectors. Thus, it may be more difficult for the Fund to buy and sell significant amounts of such securities without an unfavorable impact on prevailing market prices. Larger purchases or sales of these securities by the Fund in a short period of time may cause abnormal movements in the market price of these securities. As a result, these securities may be difficult to dispose of at a fair price at the times when the MLP Team believes it is desirable to do so. The Fund may invest in debt securities, including securities issued by Energy MLPs that, at the time of investment, are illiquid. Illiquid securities are securities that are not readily marketable and may include some restricted securities, which are securities that may not be resold to the public without an effective registration statement under the 1933 Act, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration. Illiquid securities involve the risk that the securities will not be able to be sold at the time desired by the Fund or at prices approximating the value at which the Fund is carrying the securities on its books.

Small and Mid-Capitalization Risk

The Fund may invest in securities of MLPs and other issuers that have comparatively smaller capitalizations relative to issuers whose securities are included in major equity benchmark indexes, which presents unique investment risks. These companies often have limited product lines, markets, distribution channels or financial resources, and the management of such companies may be dependent upon one or a few key people. The market movements of equity securities issued by MLPs with small and mid-capitalizations may be more abrupt or erratic than the market movements of equity securities of larger, more established companies or the stock market in general. Historically, small and mid-capitalization companies have sometimes gone through extended periods when such companies did not perform as well as larger companies. In addition, equity securities of small and mid-capitalization companies generally are less liquid than those of larger companies. This means that the Fund could have greater difficulty selling such securities at the time and price that the Fund would like.

Large Capitalization Risk

The Fund may invest in securities of MLPs and other issuers that have large capitalization, which presents unique investment risks. Although stocks issued by larger companies tend to have less overall volatility than stocks issued by smaller companies, larger companies may not be able to attain the high growth rates of successful smaller companies, especially during strong economic periods. In addition, larger companies may be less capable of responding quickly to competitive challenges and industry changes, such as changes in technology and consumer tastes, and may suffer sharper price declines as a result of earnings disappointments.

Competition Risk

A number of alternatives to the Fund as vehicles for investment in a portfolio of MLPs currently exist, including other publicly traded investment companies, structured notes and private funds. In addition, tax law changes in the last decade have increased the ability of regulated investment companies and other institutions to invest in MLPs. These competitive conditions may adversely impact the Fund’s ability to meet its investment objective, which in turn could adversely impact our ability to make distributions.

Contractual restrictions on the resale of securities result from negotiations between the issuer and purchaser of such securities and therefore vary substantially in length and scope. To dispose of a restricted security that the Fund has a contractual right to sell, the Fund may first be required to cause the security to be registered. A considerable period may elapse between a decision to sell the securities and the time when the Fund would be permitted to sell, during which time the Fund would bear market risks.

Restricted Securities Risk

The Fund may purchase securities that are not registered under the 1933 Act, which, therefore, are “restricted” and cannot be immediately resold by the Fund into the public markets. Restricted securities are often purchased at a discount from the market price of unrestricted securities of the same issuer reflecting the fact that such securities may not be readily marketable without some time delay. Such securities are often more difficult to value and the sale of such securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of liquid securities trading on national securities exchanges or in the over-the-counter markets. Until the Fund can sell such securities into the public markets, its holdings will be less liquid and any sales will need to be made pursuant to an exemption under the 1933 Act.

PIPEs Risk

The Fund may be involved in PIPEs or private financing of public companies. PIPE investors may purchase securities directly from a publicly traded company in a private placement transaction, typically at a discount to the market price of the company’s common stock. In a PIPE transaction, the Fund may bear the price risk from the time of pricing until the time of closing. In addition, the Fund may have to commit to purchase a specified number of shares at a fixed price, with the closing conditioned upon, among other things, the SEC’s preparedness to declare effective a resale registration statement covering the resale, from time to time, of the shares sold in the private financing. Because the sale of the securities is not registered under the 1933 Act, the securities are “restricted” and cannot be immediately resold by the investors into the public markets. Accordingly, the company typically agrees as part of the PIPE deal to register the restricted securities with the SEC. PIPE securities may be deemed illiquid.

Cash Flow Risk

The Fund expects that a substantial portion of the cash flow it receives will be derived from its investments in equity securities of MLPs. The amount and tax characterization of cash available for distribution by an MLP depends upon the amount of cash generated by such entity’s operations. Cash available for distribution by MLPs will vary widely from quarter to quarter due to various factors affecting the entity’s operations. In addition to the risks described herein, operating costs, capital expenditures, acquisition costs, construction costs, exploration costs and borrowing costs may reduce the amount of cash that an MLP has available for distribution in a given period.

Capital Markets Risk

Global financial markets and economic conditions have been, and continue to be, volatile due to a variety of factors, including significant write-offs in the financial services sector. As a result, the cost of raising capital in the debt and equity capital markets has increased substantially while the ability to raise capital from those markets has diminished significantly. In particular, as a result of concerns about the general stability of financial markets and specifically the solvency of lending counterparties, the cost of raising capital from the credit markets generally has increased as many lenders and institutional investors have increased interest rates, enacted tighter lending standards, refused to refinance debt on existing terms or at all and reduced, or in some cases ceased to provide, funding to borrowers. In addition, lending counterparties under existing revolving credit facilities and other debt instruments may be unwilling or unable to meet their funding obligations. MLPs may therefore be unable to obtain new debt or equity financing on acceptable terms or at all. If funding is not available when needed, or is available only on unfavorable terms, MLPs may not be able to meet their obligations as they come due. Moreover, without adequate funding, MLPs may be unable to execute their growth strategies, complete future acquisitions, take advantage of other business opportunities or respond to competitive pressures, any of which could have a material adverse effect on their revenues and results of operations.

Valuation Risk

The Fund is subject to valuation risk from its estimates of deferred tax assets and liabilities and from its investments in certain securities for which market prices may be unavailable.

As a limited partner in the MLPs, the Fund includes its allocable share of the MLP’s taxable income in computing its own taxable income. Deferred income taxes in the financial statements of the Fund reflect (i) taxes on unrealized gains/losses, which are attributable to the temporary difference between fair market value and the tax basis of the Fund’s assets, (ii) the net tax effects of temporary differences between the carrying amounts of such assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and (iii) the net tax benefit of accumulated net operating losses. To the extent the Fund has a deferred tax asset, consideration is given as to whether or not a valuation allowance is required. The need to establish a valuation allowance for deferred tax assets is assessed periodically by the Fund based on the criterion established by ASC Topic 740 that it is more likely than not that some portion or all of the deferred tax asset will not be realized. In the assessment for a valuation allowance, consideration is given to all positive and negative evidence related to the realization of the deferred tax asset. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability (which are highly dependent on future MLP cash distributions), the duration of statutory carryforward periods and the associated risk that operating loss carryforwards may expire unused.

The Fund may rely to some extent on information provided by the MLPs, which may not necessarily be timely, to estimate taxable income allocable to the MLP units held in the portfolio and to estimate the associated deferred tax asset or liability. Such estimates are made in good faith. From time to time, as new information becomes available, the Fund modifies its estimates or assumptions regarding the deferred tax asset or liability.

Deferred tax assets may constitute a relatively high percentage of the Fund’s NAV. Any valuation allowance required against such deferred tax assets or future adjustments to a valuation allowance may reduce the Fund’s deferred tax assets and could have a material impact on the Fund’s NAV and results of operations in the period the valuation allowance is recorded or adjusted.

The Fund may make investments in securities for which market prices may not be available, including restricted or unregistered securities of certain MLPs and private companies, MLP subordinated units and direct ownership of general partner or managing member interests. The value of such securities will be determined pursuant to fair valuation policies adopted by the Board. Proper valuation of such securities may require more reliance on the judgment of NFALLC and the MLP Team than valuation of securities for which an active trading market exists.

Structured Product Risk

The Fund may invest in structured products such as structured notes. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk. When investing in structured products, it is impossible to predict whether the underlying index or prices of the underlying securities will rise or fall, but prices of the underlying indices and securities (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect particular issuers of securities and capital markets generally. Certain structured products may be thinly traded or have a limited trading market and may have the effect of increasing the illiquidity of the Fund’s portfolio to the extent that the Fund, at a particular point in time, may be unable to find qualified buyers for these securities. Investments in structured notes involve risks including income risk, credit and market risk. Structured notes may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the note.

Below Investment Grade Risk

The Fund may invest in debt securities that are of below investment grade quality. Securities of below investment grade quality, commonly referred to as junk bonds, are regarded as having predominately speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal when due, and are more susceptible to default or decline in market value due to adverse economic and business developments than investment grade securities. Also, to the extent that the rating assigned to a security in the Fund’s portfolio is downgraded by any NRSRO, the market price and liquidity of such security may be adversely affected. The secondary market for high yield securities may not be as liquid as the secondary market for more highly rated securities, a factor which may have an adverse effect on the Fund’s ability to dispose of a particular security. The market values for securities of below investment grade quality tend to be volatile, and these securities are less liquid than investment grade securities. For these reasons, an investment in the Fund, compared with a portfolio consisting solely of investment grade securities, may experience the following:

•	increased price sensitivity resulting from a deteriorating economic environment and changing interest rates;

•	greater risk of loss due to default or declining credit quality;

•	adverse issuer specific events that are more likely to render the issuer unable to make interest and/or principal payments; and

•

the possibility that a negative perception of the below investment grade market develops, resulting in the price and liquidity of below investment grade securities becoming depressed, and this negative perception could last for a significant period of time.

To the extent the Fund may invest in distressed securities, it may do so without regard to such security’s ratings. Accordingly, the Fund may invest in the securities of an issuer which, at the time of investment, is in default on its obligations to pay principal or interest thereon when due or that is involved in a bankruptcy proceeding.

Extension Risk

Extension risk is the risk of loss on preferred securities due to a preferred security’s expected redemption and duration lengthening, thereby causing the interest rate risk it presents to increase, if and when market interest rates rise. Extension risk is caused by the fact that preferred securities are typically callable by the issuer, and callable fixed rate securities are more likely to be called in a lower market interest rate environment (because the issuer can refinance those securities at low current market rates); conversely, callable fixed rate securities become less likely to be called if market interest rates rise. Because rising market interest rates reduce the likelihood that an issuer will exercise its right to call a preferred security, such an interest rate rise causes the duration of that security, and therefore its interest rate risk going forward, to increase, thus increasing, in an accelerating manner, the degree to which any further interest rate rise will cause the security to lose value.

Issuer Credit Risk

Debt instruments in which the Fund may invest are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the NAV of the Fund. There can be no assurance that the liquidation of any collateral securing a debt obligation would satisfy the issuer’s obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated. In the event of bankruptcy of an issuer, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a debt obligation. The collateral securing a debt obligation may lose all or substantially all of its value in the event of bankruptcy of an issuer. Some debt obligations are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate such debt obligations to presently existing or future indebtedness of the issuer or take other action detrimental to the holders of debt obligations, including, in certain circumstances, invalidating such debt obligations or causing interest previously paid to be refunded to the issuer. If interest were required to be refunded, it would negatively affect the Fund’s performance.

Prepayment Risk

During periods of declining interest rates or for other purposes, issuers may exercise their option to prepay principal earlier than scheduled, forcing the Fund to reinvest in lower yielding instruments. This is known as call or prepayment risk. Prepayments cannot be predicted with accuracy. An issuer may redeem an instrument if, for example, the issuer can refinance the debt at a lower cost due to declining interest rates. For premium bonds (bonds acquired at prices that exceed their par or principal value) purchased by the Fund, prepayment risk may be increased.

Preferred Stock Risks.

The Fund may invest in preferred stock, which are junior and fully subordinated to the debt securities of an issuer, but have senior priority to corporate income and liquidation payments over the issuer’s common shares. In addition, preferred securities typically permit an issuer to defer the payment of income for eighteen months or more without triggering an event of default. Preferred securities have many of the key characteristics of equity due to their subordinated position in an issuer’s capital structure and because their quality and value are heavily dependent on the profitability of the issuer rather than on any legal claims to specific assets or cash flows. As such, preferred stock is inherently more risky than the bonds and other debt instruments of the issuer, particularly with respect to issuer’s credit risk, but less risky than its common stock. Preferred stocks may be significantly less liquid than many other securities, such as U.S. Government securities, corporate debt and common stock. While the Fund may invest in preferred stock in the future if the Fund’s MLP Team finds value in such investments, it has not done so historically, nor is it currently invested in such securities as of the date of this Prospectus.

See “Risk Factors—Market Discount From Net Asset Value.”

Leverage Risk

Leverage risk is the risk associated with the use of the Fund’s borrowings or outstanding preferred shares, if issued in the future, to leverage the Common Shares. There can be no assurance that the Fund’s leveraging strategy will be successful. Because the long-term interest securities in which the Fund invests generally pay fixed rates of interest while the Fund’s costs of leverage generally fluctuate with short- to intermediate-term yields, the incremental earnings from leverage will vary over time. However, the Fund may use derivatives, such as interest rate swaps, to fix the effective rate paid on all or a portion of the Fund’s leverage in an effort to lower leverage costs over an extended period. Accordingly, the Fund cannot assure you that the use of leverage will result in a higher yield or return to Common Shareholders. The income benefit from leverage will be reduced to the extent that the difference narrows between the net earnings on the Fund’s portfolio securities and its cost of leverage. The income benefit from leverage will increase to the extent that the difference widens between the net earnings on the Fund’s portfolio securities and its cost of leverage. If short- or intermediate-term rates rise, the Fund’s cost of leverage could exceed the fixed rate of return on longer-term bonds held by the Fund that were acquired during periods of lower interest rates, reducing returns to Common Shareholders. This could occur even if short- or intermediate-term and long-term interest rates rise. Because of the costs of leverage, the Fund may incur losses even if the Fund has positive returns, if they are not sufficient to cover the costs of leverage. The Fund’s cost of leverage includes expenses relating to the issuance and ongoing maintenance of any borrowings or the interest attributable to tender option bonds as well as any one-time costs (e.g., issuance costs) and ongoing fees and expenses associated with such leverage.

The risk of loss attributable to the Fund’s use of leverage is borne by Common Shareholders. The Fund’s use of regulatory leverage can result in a greater decrease in net asset values in declining markets. The Fund is required to maintain certain regulatory and rating agency asset coverage requirements in connection with its outstanding borrowings, in order to be able to maintain the ability to declare and pay Common Share distributions and to maintain the rating of preferred shares, if issued in the future. In order to maintain required asset coverage levels, the Fund may be required to alter the composition of its investment portfolio or take other actions, such as redeeming preferred shares, if any, or prepaying borrowings with the proceeds from portfolio transactions, at what might be an inopportune time in the market. Such actions could reduce the net earnings or returns to Common Shareholders over time.

The Fund pays a management fee to NFALLC (which in turn pays a portion of its fee to ARI) based on a percentage of Managed Assets. NFALLC will base its decision regarding whether and how much leverage to use for the Fund based on its assessment of whether such use of leverage is in the best interests of the Fund. However, the fact that a decision to employ or increase the Fund’s leverage will have the effect, all other things being equal, of increasing Managed Assets and therefore the amount of fees paid to NFALLC. This means that NFALLC may have a conflict of interest in determining whether to use or increase leverage. NFALLC will seek to manage that potential conflict by leveraging the Fund (or increasing such leverage) only when it determines that such action is in the best interests of the Fund, and by periodically reviewing the Fund’s performance and use of leverage with the Board.

Non-U.S. Issuers and Emerging Markets Risk

Investments in securities of non-U.S. companies involve special risks not presented by investments in securities of U.S. companies, including the following: potential adverse effects of fluctuations in controls on the value of the Fund’s investments; the economies of non-U.S. countries may grow at slower rates than expected or may experience a downturn or recession; the impact of economic, political, social or diplomatic events; possible seizure of a company’s assets; restrictions imposed by non-U.S. countries limiting the ability of non-U.S. issuers to make payments of principal and/or interest; and withholding and other non-U.S. taxes may decrease the Fund’s return. These risks are more pronounced to the extent that the Fund invests a significant amount of its assets in companies located in one region and to the extent that the Fund invests in securities of issuers in emerging markets. Investments in emerging markets may be considered speculative. Emerging markets are riskier because they develop unevenly and may never fully develop. They are more likely to experience hyperinflation and currency devaluations, including sudden, significant devaluations. In addition, many emerging markets countries have histories of political instability and abrupt changes in policies. Economies and social and political climates in individual countries may differ unfavorably from the United States. Non-U.S. economies may have less favorable rates of growth of gross domestic product, rates of inflation, currency valuation, capital reinvestment, resource self-sufficiency and balance of payments positions. Many countries have experienced substantial, and in some cases extremely high, rates of inflation for many years. Unanticipated economic, political and social developments also may affect the values of the Fund’s investments and the availability to the Fund of additional investments in such countries.

Other Investment Companies Risk

The Fund may, subject to the limitations of the 1940 Act, invest in the securities of other investment companies, including open-end and closed-end funds and ETFs. Such securities may be leveraged. As a result, the Fund may be indirectly exposed to leverage through an investment in such securities, which would magnify the Fund’s leverage risk. The Fund, as a holder of the securities of other investment companies, will bear its pro rata portion of the other investment companies’ expenses, including advisory fees. These expenses are in addition to the direct expenses of the Fund’s own operations. An ETF that is based on a specific index, whether stock or otherwise, may not be able to replicate and maintain exactly the composition and relative weighting of securities in the index. An ETF also incurs certain expenses not incurred by its applicable index. The market value of shares of ETFs and closed-end funds may differ from their NAV.

The Fund may invest in the securities of other investment companies, which may themselves be leveraged and therefore present similar risks to those described above.

Risks Associated with Options on Securities

There are several risks associated with transactions in options on securities. A decision as to whether, when and how to use options involves the exercise of skill and judgment, and even a well-conceived transaction may be unsuccessful to some degree because of market behavior or unexpected events. As the writer of a covered call option, the Fund forgoes, during the option’s life, the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the strike price of the call, but has retained the risk of loss should the price of the underlying security decline. The writer of an option has no control over the time when it may be required to fulfill its obligation as a writer of the option. Once an option writer has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. There can be no assurance that a liquid market will exist when the Fund seeks to close out an option position. If trading were suspended in an option purchased by the Fund, the Fund would not be able to close out the option. If the Fund were unable to close out a covered call option that it had written on a security, it would not be able to sell the underlying security unless the option expired without exercise.

ETNs Risk

ETNs are senior, unsecured, unsubordinated debt securities whose returns are linked to the performance of a particular market benchmark or strategy minus applicable fees. ETNs are traded on an exchange (e.g., the NYSE) during normal trading hours. ETNs are subject to credit risk, and the value of the ETN may drop due to a downgrade in the issuer’s credit rating, despite the underlying market benchmark or strategy remaining unchanged. The value of an ETN may also be influenced by time to maturity, level of supply and demand for the ETN, volatility and lack of liquidity in underlying assets, changes in the applicable interest rates, changes in the issuer’s credit rating and economic, legal, political or geographic events that affect the referenced underlying asset.

Derivatives Risk

The use of derivatives involves risks different from, and possibly greater than, the risks associated with investing directly in the investments underlying the derivatives. If the Fund invests in a derivative instrument, it can lose more than the principal amount invested. Whether the Fund’s use of derivatives is successful will depend on, among other things, if NFALLC and the MLP Team correctly forecast market values, interest rates and other applicable factors. If NFALLC and the MLP Team incorrectly forecast these and other factors, the investment performance of the Fund may be negatively affected. In addition, the derivatives market is largely unregulated. It is possible that developments in the derivatives market could adversely affect the Fund’s ability to successfully use derivative instruments.

The Fund may enter into debt-related derivatives instruments, including interest rate swaps. Like most derivative instruments, the use of swaps is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. In addition, the use of swaps requires an understanding by NFALLC and the MLP Team of not only the referenced asset, rate or index, but also of the swap itself. If the Fund implements an interest rate swap program, it will seek to achieve potentially lower leverage costs and thereby enhance distributions over an extended period. This strategy would enhance Common Shareholder returns if short-term interest rates were to rise over time to exceed on average the all-in fixed interest rate over the term of the swap. This strategy, however, will add to leverage costs initially (because the swap costs are likely to be higher than current benchmark adjustable short-term rates) and would increase overall leverage costs over the entirety of any such time period in the event that short-term interest rates do not rise sufficiently during that period to exceed on average the all-in fixed interest rate for that time period. The derivatives market is subject to a changing regulatory environment. It is possible that regulatory and other developments in the derivatives market could adversely affect the Fund’s ability to successfully use derivative instruments.

Derivative transactions may subject the Fund to increased risk of principal loss due to imperfect correlation between the values of the derivatives and the underlying securities or unexpected price or interest rate movements. The Fund also will be subject to credit risk with respect to the counterparties to the derivatives contracts purchased by the Fund. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Fund may experience significant delays in obtaining any recovery under the derivative contract in a bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances. Derivatives involve investment exposure that may exceed their original cost, and a small investment in derivatives could result in a potentially unlimited loss to the Fund under certain circumstances.

Counterparty Risk

Changes in the credit quality of the companies that serve as the Fund’s counterparties with respect to derivatives, and other transactions supported by another party’s credit may affect the value of those instruments. Certain entities that have served as counterparties in the markets for these transactions have in recent years incurred significant losses and financial hardships including bankruptcy as a result of exposure to sub-prime mortgages and other lower quality credit investments that have experienced recent defaults or otherwise suffered extreme credit deterioration. As a result, such hardships have reduced these entities’ capital and called into question their continued ability to perform their obligations under such transactions. By using derivatives or other transactions, the Fund assumes the risk that its counterparties could experience similar financial hardships. In the event of insolvency of a counterparty, the Fund may sustain losses or be unable to liquidate a derivatives position.

Risks Related to the Fund’s Clearing Broker and Central Clearing Counterparty

The CEA requires swaps and futures clearing brokers registered as “futures commission merchants” to segregate all funds received from customers with respect to any orders for the purchase or sale of U.S. domestic futures contracts and cleared swaps from the brokers’ proprietary assets. Similarly, the CEA requires each futures commission merchant to hold in separate secure accounts all funds received from customers with respect to any orders for the purchase or sale of foreign futures contracts and cleared swaps and segregate any such funds from the funds received with respect to domestic futures contracts. However, all funds and other property received by a clearing broker from its customers are held by the clearing broker on a commingled basis in an omnibus account and may be invested in certain instruments permitted under applicable regulations. There is a risk that assets deposited by the Fund with any swaps or futures clearing broker as margin for futures contracts or cleared swaps may, in certain circumstances, be used to satisfy losses of other clients of the Fund’s clearing broker. In addition, the assets of the Fund might not be fully protected in the event of the Fund’s clearing broker’s bankruptcy, as the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing broker’s customers for the relevant account class.

Similarly, the CEA requires a clearing organization approved by the CFTC as a derivatives clearing organization to segregate all funds and other property received from a clearing member’s clients in connection with domestic cleared derivative contracts from any funds held at the clearing organization to support the clearing member’s proprietary trading. Nevertheless, all customer funds held at a clearing organization in connection with any futures contracts are held in a commingled omnibus account and are not identified to the name of the clearing member’s individual customers. All customer funds held at a clearing organization with respect to cleared swaps of customers of a clearing broker are also held in an omnibus account, but CFTC rules require that the clearing broker notify the clearing organization of the amount of the initial margin provided by the clearing broker to the clearing organization that is attributable to each customer. With respect to futures and options contracts, a clearing organization may use assets of a nondefaulting customer held in an omnibus account at the clearing organization to satisfy payment obligations of a defaulting customer of the clearing member to the clearing organization. With respect to cleared swaps, a clearing organization generally cannot do so, but may do so if the clearing member does not provide accurate reporting to the clearing organization as to the attribution of margin among its clients. Also, since clearing brokers generally provide to clearing organizations the net amount of variation margin required for cleared swaps for all of its customers in the aggregate, rather than the gross amount of each customer, the Fund is subject to the risk that a clearing organization will not make variation margin payments owed to the Fund if another customer of the clearing member has suffered a loss and is in default. As a result, in the event of a default or the clearing broker’s other clients or the clearing broker’s failure to extend its own funds in connection with any such default, the Fund may not be able to recover the full amount of assets deposited by the clearing broker on behalf of the Fund with the clearing organization.

Impact of Offering Methods Risk

The issuance of Common Shares through the various methods described in this Prospectus may have an adverse effect on prices in the secondary market for the Fund’s Common Shares by increasing the number of Common Shares available for sale. In addition, the Common Shares may be issued at a discount to the market price for such Common Shares, which may put downward pressure on the market price for Common Shares of the Fund.

Reliance on Investment Adviser

The Fund is dependent upon services and resources provided by its investment adviser, NFALLC, and therefore the investment adviser’s parent, Nuveen Investments. Nuveen Investments has a substantial amount of indebtedness. Nuveen Investments, through its own business or the financial support of its affiliates, may not be able to generate sufficient cash flow from operations or ensure that future borrowings will be available in an amount sufficient to enable it to pay its indebtedness with scheduled maturities beginning in 2014 or to fund its other liquidity needs. Nuveen Investments’ failure to satisfy the terms of its indebtedness, including covenants therein, may generally have an adverse effect on the financial condition of Nuveen Investments. In addition, the Fund is dependent on the MLP Team’s expertise in managing the Fund’s portfolio, including MLPs.

Certain Affiliations

Certain broker-dealers may be considered to be affiliated persons of the Fund, NFALLC, ARI, TIAA and/or Nuveen Securities. Absent an exemption from the SEC or other regulatory relief, the Fund is generally precluded from effecting certain principal transactions with affiliated brokers, and its ability to purchase securities being underwritten by an affiliated broker or a syndicate including an affiliated broker, or to utilize affiliated brokers for agency transactions, is subject to restrictions. The Fund has applied for such relief to permit the Fund to effect certain principal transactions with a certain broker and its trading affiliates that may be deemed to be Fund affiliates. However, such relief would be limited to specific circumstances and would not extend to other affiliated brokers, and there is no guarantee that the relief will be granted. The Fund has not applied for and does not currently intend to apply for such relief. This could limit the Fund’s ability to engage in securities transactions and take advantage of market opportunities.

Non-Diversified

Because the Fund is classified as “non-diversified” under the 1940 Act, it can invest a greater portion of its assets in obligations of a single issuer than a “diversified” fund. As a result, the Fund may be more susceptible than a diversified fund to any single corporate, economic, political, geographic or regulatory occurrence. In addition, the Fund’s investments will be concentrated in the energy industry. The focus of the Fund’s portfolio on a specific group of largely interrelated sectors may present more risks than if its portfolio were broadly diversified over numerous industries and sectors of the economy. A downturn in the energy industry would have a larger impact on the Fund than on an investment company that does not concentrate in such industry. At times, the performance of securities of companies in the energy industry will lag the performance of other industries or the broader market as a whole.

Potential Conflicts of Interest Risk

NFALLC and the MLP Team provide a wide array of portfolio management and other asset management services to a mix of clients and may engage in ordinary course activities in which their interests or those of their clients may compete or conflict with those of the Fund. For example, NFALLC or the MLP Team may provide investment management services to other funds and accounts that follow investment objectives similar to that of the Fund. NFALLC and the MLP Team have adopted policies and procedures designed to address such situations and other potential conflicts of interests.

Initial Public Offering (“IPO”) Risk

IPO risk is the risk that the market value of shares sold in an IPO will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, a small number of shares available for trading, or limited information about the issuer. The purchase of shares in an IPO may involve high transaction costs. In addition, shares bought in an IPO may be subject to market risk or liquidity risk. The market for the shares of a company that has recently conducted its IPO can be speculative and/or inactive for extended periods of time. The limited number of shares available for trading in some IPOs may make it more difficult to buy or sell significant amounts of shares without an unfavorable impact on prevailing prices. Investors in an IPO can be affected by substantial dilution in the value of their shares, by sales of additional shares and by concentration of control in existing management and principal shareholders.

Unseasoned Companies Risk

The Fund may invest in companies that (together with their predecessors) have operated less than three years. The securities of such companies may have limited liquidity, which can result in their being priced higher or lower than might otherwise be the case. In addition, investments in unseasoned companies are more speculative and entail greater risk than investments in companies with an established operating record.

Debt Ceiling Risk

If, in the future, the debt ceiling is reached, the federal government may stop or delay making payments on its obligations. A failure by Congress, at that time, to raise the debt limit would increase the risk of default by the United States on its obligations, as well as the risk of other economic dislocations. If Congress fails to provide continuous funding through appropriations or continuing resolutions, another federal government shutdown may result. Such a failure or the perceived risk of such a failure consequently could have a material adverse effect on the financial markets and economic conditions in the United States and throughout the world. It could also limit the ability of Energy MLPs to obtain financing, and it could have a material adverse effect on the value of the Fund’s investments. Consequently, the continued uncertainty in the general economic environment, including the recent government shutdown and potential debt ceiling implications could adversely affect the Fund.

Cybersecurity Risk

Technology, such as the internet, has become more prevalent in the course of business, and as such, the Fund and its service providers are susceptible to operational and information security risk resulting from cyber incidents. Cyber incidents refer to both intentional attacks and unintentional events including: processing errors, human errors, technical errors including computer glitches and system malfunctions, inadequate or failed internal or external processes, market-wide technical-related disruptions, unauthorized access to digital systems (through “hacking” or malicious software coding), computer viruses, and cyber-attacks which shut down, disable, slow or otherwise disrupt operations, business processes or website access or functionality (including denial of service attacks). Cyber incidents could adversely impact the Fund and cause the Fund to incur financial loss and expense, as well as face exposure to regulatory penalties, reputational damage, and additional compliance costs associated with corrective measures. Cyber incidents may cause the Fund or its service providers to lose proprietary information, suffer data corruption, lose operational capacity or fail to comply with applicable privacy and other laws. Among other potentially harmful effects, cyber incidents also may result in theft, unauthorized monitoring and failures in the physical infrastructure or operating systems that support the Fund and its service providers. In addition, substantial costs may be incurred in order to prevent any cyber incidents in the future. While the Fund’s service providers have established business continuity plans in the event of, and risk management systems to prevent, such cyber incidents, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified. Furthermore, the Fund cannot control the cybersecurity plans and systems put in place by its service providers or any other third parties whose operations may affect the Fund.

Anti-Takeover Provisions

The Declaration and By-Laws include provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end status. These provisions could have the effect of depriving the Common Shareholders of opportunities to sell their Common Shares at a premium over the then current market price of the Common Shares. See “Certain Provisions in the Declaration of Trust and By-Laws.”

MANAGEMENT OF THE FUND

Trustees and Officers

The Board is responsible for the Fund’s management, including supervision of the duties performed by NFALLC and the MLP Team. The names and business addresses of the Fund’s trustees and officers and their principal occupations and other affiliations during the past five years are set forth under “Management of the Fund” in the SAI.

Investment Adviser, Sub-Adviser and Portfolio Managers

Investment Adviser.    Nuveen Fund Advisors, LLC (“NFALLC”), the Fund’s investment adviser, offers advisory and investment management services to a broad range of investment company clients. NFALLC has overall responsibility for management of the Fund, oversees the management of the Fund’s portfolio, and ongoing monitoring of the MLP Team. NFALLC also manages the Fund’s business affairs and provides certain clerical, bookkeeping and other administrative services. NFALLC is located at 333 West Wacker Drive, Chicago, Illinois 60606. NFALLC is an indirect subsidiary of Nuveen, LLC (“Nuveen”), the investment management arm of Teachers Insurance and Annuity Association of America (“TIAA”). TIAA is a life insurance company founded in 1918 by the Carnegie Foundation for the Advancement of Teaching and is the companion organization of College Retirement Equities Fund. As of December 31, 2017, Nuveen managed approximately $970 billion in assets, of which approximately $139 billion was managed by NFALLC.

Sub-Adviser.    Advisory Research, Inc. (“ARI”), a Delaware corporation and registered investment adviser, serves as the Fund’s sub-adviser pursuant to an investment sub-advisory agreement between NFALLC and ARI.

The MLP Team is responsible for investing the Fund’s Managed Assets. The MLP Team is located at 8235 Forsyth Boulevard, Suite 700, St. Louis, Missouri 63105. The MLP Team has approximately $3.8 billion in assets under management as of December 31, 2017, which includes the assets of three MLP closed-end funds.

ARI was founded in 1974 and the MLP Team has managed MLP portfolios for clients since 1995. Since March 2010, ARI has been a wholly owned subsidiary of Piper Jaffray Companies. Piper Jaffray Companies is a leading, international middle-market investment bank and institutional securities firm, serving the needs of middle market corporations, private equity groups, public entities, nonprofit clients and institutional investors. Founded in 1895, Piper Jaffray Companies provides a comprehensive set of products and services, including equity and debt capital markets products; public finance services; mergers and acquisitions advisory services; high-yield and structured products; institutional equity and fixed-income sales and trading; and equity and high-yield research. With headquarters in Minneapolis, Piper Jaffray Companies has 46 offices across the United States and international locations in Aberdeen, Hong Kong, London and Zurich.

The MLP Team has day-to-day responsibility for managing the Fund’s direct investments in MLPs and other permitted investments.

NFALLC and ARI are not affiliated with each other.

Portfolio Managers.    James J. Cunnane, Jr. and Quinn T. Kiley serve as the Fund’s portfolio managers and are primarily responsible for the day-to-day management of the Fund’s portfolio.

James J. Cunnane Jr., CFA | Managing Director, Chief Investment Officer

Mr. Cunnane is the Managing Director and Chief Investment Officer of the MLP Team. He oversees the firm’s MLP and energy infrastructure product lines and chairs the Risk Management Committee. He joined the MLP Team in 1996 and currently serves as a portfolio manager for three closed-end mutual funds: the Fiduciary/Claymore MLP Opportunity Fund, the Nuveen Energy MLP Total Return Fund and the Nuveen All Cap Energy MLP Opportunities Fund. He also serves as a portfolio manager for three open-end funds: the Advisory Research MLP & Energy Income Fund, the Advisory Research MLP & Energy Infrastructure Fund and the Advisory Research MLP & Equity Fund. Mr. Cunnane holds a B.S. in finance from Indiana University and is a Chartered Financial Analyst (CFA) charterholder. He serves on the finance council and investment committee of the Archdiocese of St. Louis, the investment committee of Mercy Health, and on the Board of Directors of St. Patrick’s Center.

Quinn T. Kiley | Managing Director, Senior Portfolio Manager

Mr. Kiley is the Managing Director and Senior Portfolio Manager of the MLP Team and his responsibilities include portfolio management of various energy infrastructure assets and oversight of the energy infrastructure research process. He joined the MLP Team in 2005. Prior to joining the MLP Team, Mr. Kiley served as Vice President of Corporate & Investment Banking at Banc of America Securities in New York. He was responsible for executing strategic advisory and financing transactions for clients in the Energy & Power sectors. Mr. Kiley serves as a portfolio manager for three closed-end mutual funds: the Fiduciary/Claymore MLP Opportunity Fund, the Nuveen Energy MLP Total Return Fund and the Nuveen All Cap Energy MLP Opportunities Fund. He also serves as a portfolio manager for three open-end funds: the Advisory Research MLP & Energy Income Fund, the Advisory Research MLP & Energy Infrastructure Fund and the Advisory Research MLP & Equity Fund. Mr. Kiley holds a B.S. with Honors in Geology from Washington & Lee University, a M.S. in Geology from the University of Montana, a Juris Doctorate from Indiana University School of Law, and a M.B.A. from the Kelley School of Business at Indiana University. Mr. Kiley has been admitted to the New York State Bar. He serves on the finance committee of Rossman School and The Magic House.

Additional information about the Portfolio Managers’ compensation, other accounts managed by the Portfolio Managers and the Portfolio Managers’ ownership of the securities in the Fund is provided in the SAI.

Shares of the funds referred to above, other than the Fund, are not offered pursuant to this Prospectus.

The SAI is available free of charge by calling (800) 257-8787 or by visiting the Fund’s website at www.nuveen.com. The information contained in, or that can be accessed through, the Fund’s website is not part of this Prospectus or the SAI.

Investment Management and Sub-Advisory Agreements

Investment Management Agreement.    Pursuant to an investment management agreement between NFALLC and the Fund (the “Investment Management Agreement”), the Fund has agreed to pay an annual management fee for the services and facilities provided by NFALLC, payable on a monthly basis, based on the sum of a fund-level fee and a complex-level fee, as described below.

Fund-Level Fee.    The annual fund-level fee for the Fund, payable monthly, is calculated according to the following schedule:

Average Daily Managed Assets*	Fund-Level Fee Rate
For the first $500 million	0.9000%
For the next $500 million	0.8750%
For the next $500 million	0.8500%
For the next $500 million	0.8250%
For managed assets over $2 billion	0.8000%

Complex-Level Fee.    The annual complex-level fee for the Fund, payable monthly, is calculated by multiplying the current complex-wide fee rate, determined according to the following schedule, by the Fund’s daily managed assets:

Complex-Level Eligible Asset Breakpoint Level*	Effective Complex-Level Fee Rate at Breakpoint Level
$55 billion	0.2000%
$56 billion	0.1996%
$57 billion	0.1989%
$60 billion	0.1961%
$63 billion	0.1931%
$66 billion	0.1900%
$71 billion	0.1851%
$76 billion	0.1806%
$80 billion	0.1773%
$91 billion	0.1691%
$125 billion	0.1599%
$200 billion	0.1505%
$250 billion	0.1469%
$300 billion	0.1445%

*

For the complex-level fees, managed assets include closed-end fund assets managed by NFALLC that are attributable to certain types of leverage. For these purposes, leverage includes the funds’ use of preferred stock and borrowings and certain investments in the residual interest certificates (also called inverse floating rate securities) in tender option bond (TOB) trusts, including the portion of assets held by a TOB trust that has been effectively financed by the trust’s issuance of floating rate securities, subject to an agreement by

NFALLC as to certain funds to limit the amount of such assets for determining managed assets in certain circumstances. The complex level fee is calculated based upon the aggregate daily managed assets of all Nuveen open-end and closed-end funds that constitute “eligible assets.” Eligible assets do not include assets attributable to investments in other Nuveen funds or assets in excess of a determined amount (originally $2 billion) added to the Nuveen fund complex in connection with NFALLC’s assumption of the management of the former First American Funds effective January 1, 2011. As of November 30, 2017, the complex-level fee rate for the Fund was 0.1595%.

In addition to the fee of NFALLC, the Fund pays all other costs and expenses of its operations, including compensation of its trustees (other than those affiliated with NFALLC or ARI), custodian, transfer agency and dividend disbursing expenses, legal fees, expenses of independent auditors, expenses of repurchasing shares, expenses associated with any borrowings, expenses of preparing, printing and distributing shareholder reports, notices, proxy statements and reports to governmental agencies, and taxes, if any. All fees and expenses are accrued daily and deducted before payment of dividends to investors.

The basis for the Board’s decision to renew the Investment Management Agreement for the Fund is available in the Fund’s semi-annual report to shareholders dated May 31 of each year.

Sub-Advisory Agreement.    Pursuant to an investment sub-advisory agreement between NFALLC and ARI (the “Sub Advisory Agreement”), NFALLC pays ARI a portfolio management fee equal to 0.50% of the Fund’s Managed Assets.

NFALLC and ARI retain the right to reallocate investment advisory responsibilities and fees between themselves in the future.

A discussion regarding the basis for the Board’s decision to renew the Sub-Advisory Agreement is available in the Fund’s semi-annual report to shareholders dated May 31 of each year.

NET ASSET VALUE

The Fund’s NAV per share is determined as of the close of regular session trading (normally 4:00 p.m., Eastern Time) on each day the NYSE is open for business. NAV is computed by dividing the value of all assets of the Fund (including accrued interest and dividends), less all liabilities (including accrued expenses and dividends declared but unpaid), by the total number of shares outstanding. In determining NAV, expenses are accrued and applied daily and securities and other assets for which market quotations are available are valued at market value. Exchange-listed securities are generally valued at the last sales price on the securities exchange on which such securities are primarily traded. Securities traded on a securities exchange for which there are no transactions on a given day or securities not listed on a securities exchange are valued at the closing bid prices. Securities reported on NASDAQ are valued at the NASDAQ Official Closing Price. Temporary investments in securities that have variable rate and demand features qualifying them as short-term investments are valued at amortized cost, which approximates market value.

The Fund’s securities are valued in accordance with procedures approved by the Board. Under the procedures, equity securities and certain derivative instruments that are traded on an exchange are generally valued at the last sale price or, if that price is unavailable or deemed not representative of market value, the closing bid price. Where a security is traded on more than one exchange, the security is generally valued at the price on the exchange considered to be the primary exchange. In the case of securities not traded on an exchange, or if exchange prices are not otherwise available, the prices are typically determined by independent third party pricing services that use a variety of techniques and methodologies.

The valuations for fixed income securities and certain derivative instruments are typically the prices supplied by independent third party pricing services, which may use market prices or broker/dealer quotations or a variety of fair valuation techniques and methodologies. Short-term fixed income securities that will mature in 60 days or less are valued at amortized cost, unless it is determined that using this method would not reflect an investment’s fair value.

The valuations of certain fixed income securities will generally be based on prices determined as of the earlier closing time of the markets on which they primarily trade, unless a significant event has occurred.

If independent third party pricing services are unable to supply prices for a portfolio investment, or if the prices supplied are deemed to be unreliable, the market price may be determined by using quotations from one or more broker/dealers. When such prices or quotations are not available, or when believed to be unreliable, securities may be priced using fair value procedures approved by the Board. These procedures permit, among other things, the use of a matrix, formula or other method that takes into consideration market indexes, yield curves and other specific adjustments to determine fair value. The Fund may also use fair value procedures if it is determined that a significant event has occurred between the time at which a market price is determined and the time at which the fund’s NAV is calculated. The effect of using fair value pricing is that the Common Share NAV will be subject to the judgment of the Board or its designee instead of being determined by the market.

As a limited partner in the MLPs, the Fund includes its allocable share of the MLP’s taxable income in computing its own taxable income. Deferred income taxes in the financial statements of the Fund will reflect (i) taxes on unrealized gains/(losses), which are attributable to the temporary difference between the fair market value and the tax basis of the Fund’s assets, (ii) the net tax effects of temporary differences between the carrying amounts of such assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and (iii) the net tax benefit of accumulated net operating losses. To the extent the Fund has a deferred tax asset, consideration is given as to whether or not a valuation allowance is required. The need to establish a valuation allowance for deferred tax assets is assessed periodically by the Fund based on the criterion established by ASC Topic 740 that it is more likely than not that some portion or all of the deferred tax asset will not be realized. In the assessment for a valuation allowance, consideration is given to all positive and negative evidence related to the realization of the deferred tax asset. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability (which are highly dependent on future MLP cash distributions), the duration of statutory carryforward periods and the associated risk that operating loss carryforwards may expire unused.

The Fund may rely to some extent on information provided by the MLPs, which may not necessarily be timely, to estimate taxable income allocable to the MLP units held in the portfolio and to estimate the associated deferred tax asset or liability. Such estimates are made in good faith. From time to time, as new information becomes available, the Fund will modify its estimates or assumptions regarding the deferred tax asset or liability.

Deferred tax assets may constitute a relatively high percentage of the Fund’s NAV. Any valuation allowance required against such deferred tax assets or future adjustments to a valuation allowance may reduce the Fund’s deferred tax assets and could have a material impact on the Fund’s NAV and results of operations in the period the valuation allowance is recorded or adjusted.

DISTRIBUTIONS

Under normal circumstances, the Fund intends to distribute substantially all of the cash flow received as distributions from MLPs, interest payments received on debt securities owned by the Fund and other payments on securities owned by the Fund, less payments on any borrowings or preferred shares and other Fund expenses.

The Fund intends to make quarterly distributions. The Fund reserves the right to change its distribution policy and the basis for establishing the rate of its quarterly distributions at any time, subject to a finding by the Fund’s Board that such change is in the best interests of the Fund and its Common Shareholders, and may do so without prior notice to Common Shareholders.

DIVIDEND REINVESTMENT PLAN

If your Common Shares are registered directly with the Fund or if you hold your Common Shares with a brokerage firm that participates in the Fund’s Dividend Reinvestment Plan (the “Plan”), your distributions, including any capital gain distributions, will automatically be reinvested in additional Common Shares under the Plan unless you request otherwise. If you elect not to participate in the Plan, or are not eligible to participate because your brokerage firm does not participate in the Plan, you will receive all distributions in cash paid by check mailed directly to you or your brokerage firm by Computershare Trust Company, N.A. and Computershare Inc., collectively (“Computershare”), as dividend paying agent (the “Plan Agent”). The tax consequences of a distribution are the same regardless of whether such distribution is reinvested or received in cash. See “Tax Matters” below.

Under the Plan, the number of Common Shares you will receive will be determined as follows:

(1) If Common Shares are trading at or above NAV at the time of valuation, the Fund will issue new shares at the then current market price;

(2) If Common Shares are trading below NAV at the time of valuation, the Plan Agent will receive the dividend or distribution in cash and will purchase Common Shares in the open market, on the NYSE or elsewhere, for the participants’ accounts. It is possible that the market price for the Common Shares may increase before the Plan Agent has completed its purchases. Therefore, the average purchase price per share paid by the Plan Agent may exceed the market price at the time of valuation, resulting in the purchase of fewer shares than if the dividend or distribution had been paid in Common Shares issued by the Fund. The Plan Agent will use all dividends and distributions received in cash to purchase Common Shares in the open market within 30 days of the valuation date. Interest will not be paid on any uninvested cash payments; or

(3) If the Plan Agent begins purchasing Fund shares on the open market while shares are trading below NAV, but the Fund’s shares subsequently trade at or above their NAV before the Plan Agent is able to complete its purchases, the Plan Agent may cease open-market purchases and may invest the uninvested portion of the distribution in newly-issued Fund shares at a price equal to the greater of the shares’ NAV or 95% of the shares’ market value.

You may withdraw from the Plan at any time by giving written notice to the Plan Agent. If you withdraw or the Plan is terminated, you will receive whole shares in your account under the Plan and you will receive a cash payment for any fraction of a share in your account. If you wish, the Plan Agent will sell your shares and send you the proceeds, minus brokerage commissions and a $2.50 service fee.

The Plan Agent maintains all shareholders’ accounts in the Plan and gives written confirmation of all transactions in the accounts, including information you may need for tax records. Upon a repurchase of your shares, the Fund (or its administrative agent) may be generally required to report to the Internal Revenue Service (“IRS”) and furnish to you cost basis and holding period information for Fund shares that you purchased on or after January 1, 2012 (“covered shares”).

For shares of the Fund held in the Plan, you are permitted to elect from among several permitted cost basis methods. In the absence of an election, the Plan will use first-in first-out (“FIFO”) methodology for tracking and reporting your cost basis on covered shares as its default cost basis method. The cost basis method you use may not be changed with respect to a repurchase of shares after the settlement date of the repurchase. You should consult with your tax advisors to determine the best permitted cost basis method for your tax situation and to obtain more information about how the new cost basis reporting rules apply to you.

Common Shares in your account will be held by the Plan Agent in non-certificated form. Any proxy you receive will include all Common Shares you have received under the Plan.

There is no brokerage charge for reinvestment of your dividends or distributions in Common Shares. However, all participants will pay a pro rata share of brokerage commissions incurred by the Plan Agent when it makes open market purchases.

Automatically reinvesting dividends and distributions does not mean that you do not have to pay income taxes due upon receiving dividends and distributions.

If you hold your Common Shares with a brokerage firm that does not participate in the Plan, you will not be able to participate in the Plan and any dividend reinvestment may be effected on different terms than those described above. Consult your financial advisor for more information.

The Fund reserves the right to amend or terminate the Plan if in the judgment of the Board the change is warranted. There is no direct service charge to participants in the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the participants. Additional information about the Plan may be obtained by writing to Computershare, P.O. Box 505000, Louisville Kentucky 40233-5000.

PLAN OF DISTRIBUTION

The Fund may sell the Common Shares offered under this Prospectus through

•	at-the-market transactions;

•	underwriting syndicates; and

•	privately negotiated transactions.

The Fund will bear the expenses of the offering, including but not limited to, the expenses of preparation of the Prospectus and SAI for the offering and the expense of counsel and auditors in connection with the offering.

Distribution Through At-The-Market Transactions

The Fund has entered into a distribution agreement with Nuveen Securities (“Distribution Agreement”), which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The summary of the Distribution Agreement contained herein is qualified by reference to the Distribution Agreement. Subject to the terms and conditions of the Distribution Agreement, the Fund may from time to time issue and sell its Common Shares through Nuveen Securities to certain broker-dealers which have entered into selected dealer agreements with Nuveen Securities. Currently, Nuveen Securities has entered into a selected dealer agreement with BB&T Capital Markets (“BB&T”), a division of BB&T Securities, LLC, pursuant to which BB&T will act as the exclusive sub-placement agent with respect to at-the-market offerings of Common Shares. The selected dealer agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The summary of the selected dealer agreement contained herein is qualified by reference to the selected dealer agreement.

Common Shares will only be sold on such days as shall be agreed to by the Fund, Nuveen Securities and BB&T. Common Shares will be sold at market prices, which shall be determined with reference to trades on the NYSE, subject to a minimum price to be established each day by Nuveen Securities. The minimum price on any day will not be less than the current NAV per Common Share plus the per share amount of the commission to be paid to Nuveen Securities. The Fund and Nuveen Securities will suspend the sale of Common Shares if the per share price of the shares is less than the minimum price.

The Fund will compensate Nuveen Securities with respect to sales of the Common Shares at a commission rate of up to 1.0% of the gross proceeds of the sale of Common Shares. Nuveen Securities will compensate sub-placement agents or other broker-dealers at a rate of up to 0.8% of the gross proceeds of the sale of Common Shares sold by that sub-placement agent or broker-dealer. Settlements of sales of Common Shares will occur on the third business day following the date on which any such sales are made.

In connection with the sale of the Common Shares on behalf of the Fund, Nuveen Securities may be deemed to be an underwriter within the meaning of the 1933 Act, and the compensation of Nuveen Securities may be deemed to be underwriting commissions or discounts. Unless otherwise indicated in a Prospectus supplement, Nuveen Securities will act as underwriter on a reasonable efforts basis.

The offering of Common Shares pursuant to the Distribution Agreement will terminate upon the earlier of (i) the sale of all Common Shares subject thereto or (ii) termination of the Distribution Agreement. The Fund and Nuveen Securities each have the right to terminate the Distribution Agreement in its discretion at any time.

The Fund currently intends to distribute the shares offered pursuant to this Prospectus primarily through at-the-market transactions, although from time to time it may also distribute shares through an underwriting syndicate or a privately negotiated transaction. To the extent shares are distributed other than through at-the-market transactions, the Fund will file a supplement to this Prospectus describing such transactions.

As of April 5, 2018, the Fund has sold an aggregate of 655,200 Common Shares, representing net proceeds to the Fund of $5,627,937, after payment of commissions of $56,981 in the aggregate.

The Fund’s closing price on the NYSE on April 5, 2018 was $7.36.

Distribution Through Underwriting Syndicates

The Fund from time to time may issue additional Common Shares through a syndicated secondary offering. In order to limit the impact on the market price of the Fund’s Common Shares, underwriters will market and price the offering on an expedited basis (e.g., overnight or similarly abbreviated offering period). The Fund will launch a syndicated offering on a day, and upon terms, mutually agreed upon between the Fund, Nuveen Securities, one of the Fund’s underwriters, and the underwriting syndicate.

The Fund will offer its shares at a price equal to a specified discount of up to 5% from the closing market price of the Fund’s Common Shares on the day prior to the offering date. The applicable discount will be negotiated by the Fund and Nuveen Securities in consultation with the underwriting syndicate on a transaction-by-transaction basis. The Fund will compensate the underwriting syndicate out of the proceeds of the offering based upon a sales load of up to 4% of the gross proceeds of the sale of Common Shares. The minimum net proceeds per share to the Fund will not be less than the greater of (i) the Fund’s latest NAV per Common Share or (ii) 91% of the closing market price of the Fund’s Common Shares on the day prior to the offering date.

Distribution Through Privately Negotiated Transactions

The Fund, through Nuveen Securities, from time to time may sell directly to, and solicit offers from, institutional and other sophisticated investors, who may be deemed to be underwriters as defined in the 1933 Act for any resale of Common Shares. No sales commission or other compensation will be paid to Nuveen Securities or any other FINRA member in connection with such transactions.

The terms of such privately negotiated transactions will be subject to the discretion of the management of the Fund. In determining whether to sell Common Shares through a privately negotiated transaction, the Fund will consider relevant factors, including, but not limited to, the attractiveness of obtaining additional funds through the sale of Common Shares, the purchase price to apply to any such sale of Common Shares and the person seeking to purchase the Common Shares.

Common Shares issued by the Fund through privately negotiated transactions will be issued at a price equal to the greater of (i) the NAV per Common Share of the Fund’s Common Shares or (ii) at a discount ranging from 0% to 5% of the average daily closing market price of the Fund’s Common Shares at the close of business on the two business days preceding the date upon which Common Shares are sold pursuant to the privately negotiated transaction. The applicable discount will be determined by the Fund on a transaction-by-transaction basis.

The principal business address of Nuveen Securities is 333 West Wacker Drive, Chicago, Illinois 60606.

DESCRIPTION OF SHARES

Common Shares

The Declaration authorizes the issuance of an unlimited number of Common Shares. The Common Shares being offered have a par value of $0.01 per share and, subject to the rights of holders of preferred shares, if issued, and Borrowings, if incurred, have equal rights to the payment of dividends and the distribution of assets upon liquidation. The Common Shares being offered will, when issued, be fully paid and, subject to matters discussed under “Certain Provisions in the Declaration of Trust and By-Laws,” non-assessable, and will have no preemptive or conversion rights or rights to cumulative voting. Each Common Share has one vote with respect to matters upon which a shareholder vote is required, consistent with the requirements of the 1940 Act and the rules promulgated thereunder, and will vote together as a single class. The Declaration provides that each whole Common Share shall be entitled to one vote as to any matter on which it is entitled to vote and each fractional Common Share shall be entitled to a proportionate fractional vote consistent with the requirements of the 1940 Act and the rules promulgated thereunder, and will vote as a single class. If the Fund issues preferred shares and/or incurs Borrowings, the Common Shareholders will not be entitled to receive any cash distributions from the Fund unless all interest on such Borrowings has been paid and all accrued dividends on preferred shares have been paid, and unless asset coverage (as defined in the 1940 Act) with respect to any Borrowings would be at least 300% after giving effect to the distributions and asset coverage (as defined in the 1940 Act) with respect to preferred shares would be at least 200% after giving effect to the distributions. See “Description of Shares—Preferred Shares” below.

The Common Shares are listed on the NYSE and trade under the symbol “JMLP.” The Fund intends to hold annual meetings of shareholders so long as the Common Shares are listed on a national securities exchange and such meetings are required as a condition to such listing. The Fund will not issue share certificates.

Unlike open-end funds, closed-end funds like the Fund do not continuously offer shares and do not provide daily redemptions. Rather, if a Common Shareholder determines to buy additional Common Shares or sell shares already held, the Common Shareholder may conveniently do so by trading on the exchange through a broker or otherwise. Shares of closed-end investment companies may frequently trade on an exchange at prices lower than NAV. Shares of closed-end investment companies like the Fund, during some periods, have traded at prices higher than NAV and, during other periods, have traded at prices lower than NAV. Because the market value of the Common Shares may be influenced by such factors as distribution levels (which are in turn affected by expenses), dividend stability, NAV, relative demand for and supply of such shares in the market, general market and economic conditions, and other factors beyond the Fund’s control, the Fund cannot guarantee you that Common Shares will trade at a price equal to or higher than NAV in the future. The Common Shares are designed primarily for long-term investors, and investors in the Common Shares should not view the Fund as a vehicle for trading purposes. See “Repurchase of Fund Shares; Conversion to Open-End Fund” in this Prospectus and in the SAI.

Borrowing

The Declaration authorizes the Fund, without approval of the Common Shareholders, to borrow money. In this connection, the Fund may issue notes or other evidence of indebtedness (including bank borrowings or commercial paper) and may secure any such debt by mortgaging, pledging or otherwise subjecting as security the Fund’s assets.

The Fund borrows money at rates generally available to institutional investors. In connection with such Borrowings, the Fund may be required to maintain minimum average balances with the lender or to pay a commitment or other fee to maintain a line of credit. Any such requirements will increase the cost of any such Borrowings over the stated interest rate. Under the requirements of the 1940 Act, the Fund, immediately after issuing any such debt, must have an “asset coverage” of at least 300%. With respect to any such debt, asset coverage means the ratio that the value of the total assets of the Fund, less all liabilities and indebtedness not represented by senior securities (as defined in the 1940 Act), bears to the aggregate amount of such Borrowings represented by senior securities issued by the Fund. Certain types of debt may result in the Fund being subject to covenants in credit agreements relating to asset coverages or portfolio composition or otherwise. In addition, as with the issuance of preferred shares, certain types of Borrowings may result in the Fund being subject to certain restrictions imposed by guidelines of one or more rating agencies that may issue ratings for commercial paper or notes issued by the Fund. Such restrictions may be more stringent than those imposed by the 1940 Act.

The rights of lenders to the Fund to receive interest on and repayment of principal of any such Borrowings will be senior to those of the Common Shareholders, and the terms of any such Borrowings may contain provisions which limit certain activities of the Fund, including the payment of dividends to Common Shareholders in certain circumstances. Furthermore, the 1940 Act does (in certain circumstances) grant to the lenders to the Fund certain voting rights in the event of default in the payment of interest on or repayment of principal. In the event that such provisions would impair the Fund’s eligibility for treatment as a regulated investment company under the Internal Revenue Code, the Fund will attempt to repay or restructure the Borrowings to preserve that eligibility. Any debt will likely be ranked senior or equal to all other existing and future Borrowings of the Fund. The Fund may also borrow money for repurchase of its shares or as a temporary measure for extraordinary or emergency situations. See “Investment Restrictions” in the SAI.

Preferred Shares

The Declaration authorizes the issuance of an unlimited number of preferred shares in one or more classes or series, with rights as determined by the Board, by action of the Board without the approval of the Common Shareholders. The terms of any preferred shares that may be issued by the Fund may be the same as, or different from, the terms described below, subject to applicable law and the Declaration.

Limited Issuance of Preferred Shares. Under the 1940 Act, the Fund could issue preferred shares with an aggregate liquidation value of up to one-half of the value of the Fund’s total net assets, measured immediately after issuance of the preferred shares. “Liquidation value” means the original purchase price of the shares being liquidated plus any accrued and unpaid dividends. In addition, the Fund is not permitted to declare any cash dividend or other distribution on its Common Shares unless the liquidation value of the preferred shares is less than one-half of the value of the Fund’s total net assets (determined after deducting the amount of such dividend or distribution) immediately after the distribution.

Distribution Preference. If issued in the future, any preferred shares would have complete priority over the Common Shares as to distribution of assets.

Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Fund, holders of preferred shares would be entitled to receive a preferential liquidating distribution (expected to equal the original purchase price per share plus accumulated and unpaid dividends thereon, whether or not earned or declared) before any distribution of assets is made to Common Shareholders. After payment of the full amount of the liquidating distribution to which they are entitled, holders of preferred shares will not be entitled to any further participation in any distribution of assets by the Fund. A consolidation or merger of the Fund with or into any Massachusetts business trust or corporation or a sale of all or substantially all of the assets of the Fund shall not be deemed to be a liquidation, dissolution or winding up of the Fund.

Voting Rights. Preferred shares are required to be voting shares and to have equal voting rights with Common Shares. Except as otherwise indicated in the SAI and except as otherwise required by applicable law, holders of preferred shares would vote together with Common Shareholders as a single class.

Holders of preferred shares, if issued in the future, voting as a separate class, would be entitled to elect two of the Fund’s trustees, and the remaining trustees would be elected by Common Shareholders and holders of preferred shares, voting together as a single class. In addition, if at any time dividends on the Fund’s outstanding preferred shares would be unpaid in an amount equal to two full years’ dividends thereon, the holders of all outstanding preferred shares, voting as a separate class, would be entitled to elect a majority of the Fund’s trustees until all dividends in arrears have been paid or declared and set apart for payment. In order for the Fund to take certain actions or enter into certain transactions, a separate class vote of holders of preferred shares, if issued in the future, would be required, in addition to the single class vote of the holders of preferred shares, if issued in the future, and Common Shares. See “Certain Provisions in the Declaration of Trust” and the SAI under “Description of Shares—Preferred Shares—Voting Rights.”

The affirmative vote of the holders of a majority of the Fund’s outstanding preferred shares of any class or series, as the case may be, voting as a separate class, would be required to, among other things, (1) take certain actions that would affect the preferences, rights, or powers of such class or series or (2) authorize or issue any class or series ranking prior to the preferred shares. Except as may otherwise be required by law, (1) the affirmative vote of the holders of at least two-thirds of the Fund’s preferred shares outstanding at the time, voting as a separate class, would be required to approve any conversion of the Fund from a closed-end to an open-end investment company and (2) the affirmative vote of the holders of at least two-thirds of the outstanding preferred shares, voting as a separate class, would be required to approve any plan of reorganization (as such term is used in the 1940 Act) adversely affecting such shares; provided however, that such separate class vote would be a majority vote if the action in question has previously been approved, adopted or authorized by the affirmative vote of two-thirds of the total number of trustees fixed in accordance with the Declaration or the By-Laws. The affirmative vote of the holders of a majority of the outstanding preferred shares, voting as a separate class, would be required to approve any action not described in the preceding sentence requiring a vote of security holders under Section 13(a) of the 1940 Act including, among other things, changes in a Fund’s investment objectives or changes in the investment restrictions described as fundamental policies under “Investment Restrictions” in the SAI. The class or series vote of holders of preferred shares described above would in each case be in addition to any separate vote of the requisite percentage of Common Shares and preferred shares necessary to authorize the action in question.

The foregoing voting provisions would not apply with respect to the Fund’s preferred shares if, at or prior to the time when a vote was required, such shares would have been (1) redeemed or (2) called for redemption and sufficient funds would have been deposited in trust to effect such redemption.

Redemption, Purchase and Sale of Preferred Shares. The terms of the preferred shares may provide that they are redeemable by the Fund at certain times, in whole or in part, at the original purchase price per share plus accumulated dividends, that the Fund may tender for or purchase preferred shares and that the Fund may subsequently resell any shares so tendered for or purchased. Any redemption or purchase of preferred shares by the Fund would reduce the leverage applicable to Common Shares, while any resale of such shares by the Fund would increase such leverage.

For more information on Preferred Shares, see “Description of Shares—Preferred Shares” in the SAI.

CERTAIN PROVISIONS IN THE DECLARATION OF TRUST AND BY-LAWS

Shareholder and Trustee Liability. Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the Fund’s obligations. However, the Declaration contains an express disclaimer of shareholder liability for the Fund’s debts or obligations and requires that notice of such limited liability be given in each agreement, obligation or instrument entered into or executed by the Fund or the trustees. The Declaration further provides for indemnification out of the Fund’s assets and property for all loss and expense of any shareholder held personally liable for the Fund’s obligations. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund would be unable to meet its obligations. The Fund believes that the likelihood of such circumstances is remote.

The Declaration provides that the Fund’s obligations are not binding upon the Fund’s trustees individually, but only upon the Fund’s assets and property, and that the trustees shall not be liable for errors of judgment or mistakes of fact or law. Nothing in the Declaration, however, protects a trustee against any liability to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Anti-Takeover Provisions. The Declaration and By-Laws include provisions that could limit the ability of other entities or persons to acquire control of the Fund or to convert the Fund to open-end status. The By-Laws require the Board be divided into three classes with staggered terms. See the SAI under “Management of the Fund.” This provision of the By-Laws could delay for up to two years the replacement of a majority of the Board. If preferred shares are issued, holders of preferred shares, voting as a separate class, will be entitled to elect two of the Fund’s trustees. In addition, the Declaration requires a vote by holders of at least two-thirds of the Common Shares and, if issued, preferred shares, voting together as a single class, except as described below, to authorize (1) a conversion of the Fund from a closed-end to an open-end investment company, (2) a merger or consolidation of the Fund, or a series or class of the Fund, with any corporation, association, trust or other organization or a reorganization of the Fund, or a series or class of the Fund, (3) a sale, lease or transfer of all or substantially all of the Fund’s assets (other than in the regular course of the Fund’s investment activities), (4) in certain circumstances, a termination of the Fund, or a series or class of the Fund or (5) a removal of trustees by shareholders, and then only for cause, unless, with respect to (1) through (4), such transaction has already been authorized by the affirmative vote of two-thirds of the total number of trustees fixed in accordance with the Declaration or the By-Laws, in which case the affirmative vote of the holders of at least a majority of the Fund’s Common Shares and, if issued, preferred shares outstanding at the time, voting together as a single class, would be required; provided, however, that where only a particular class or series is affected (or, in the case of removing a trustee, when the trustee has been elected by only one class), only the required vote by the applicable class or series will be required. Approval of shareholders would not be required, however, for any transaction, whether deemed a merger, consolidation, reorganization or otherwise whereby the Fund issues shares in connection with the acquisition of assets (including those subject to liabilities) from any other investment company or similar entity. In the case of the conversion of the Fund to an open-end investment company, or in the case of any of the foregoing transactions constituting a plan of reorganization that adversely affects the holders of any outstanding preferred shares, the action in question also would require the affirmative vote of the holders of at least two-thirds of the preferred shares outstanding at the time, voting as a separate class, or, if such action has been authorized by the affirmative vote of two-thirds of the total number of trustees fixed in accordance with the Declaration or the By-Laws, the affirmative vote of the holders of at least a majority of the preferred shares outstanding at the time, voting as a separate class. None of the foregoing provisions may be amended except by the vote of at least two-thirds of the Common Shares and, if issued, preferred shares, voting together as a single class. The votes required to approve the conversion of the Fund from a closed-end to an open-end investment company or to approve transactions constituting a plan of reorganization that adversely affects the holders of any outstanding preferred shares are higher than those required by the 1940 Act. The Board believes that the provisions of the Declaration relating to such higher votes are in the best interest of the Fund and its shareholders. In addition to removal by shareholders for cause, a trustee may also be removed for cause by action of the Board, may be removed as required by the 1940 Act or may no longer serve as trustee once a successor is elected and qualified.

The provisions of the Declaration and By-Laws described above could have the effect of depriving the Common Shareholders of opportunities to sell their Common Shares at a premium over the then current market price of the Common Shares by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. The overall effect of these provisions is to render more difficult the accomplishment of a merger or the assumption of control by a third party. They provide, however, the advantage of potentially requiring persons seeking control of the Fund to negotiate with its management regarding the price to be paid and facilitating the continuity of the Fund’s investment objectives and policies. The Fund’s Board has considered the foregoing anti-takeover provisions and concluded that they are in the best interests of the Fund and its Common Shareholders.

Preemptive Rights. The Declaration provides that Common Shareholders shall have no right to acquire, purchase or subscribe for any shares or securities of the Fund, other than such right, if any, as the Fund’s Board in its discretion may determine. As of the date of this Prospectus, no preemptive rights have been granted by the Board.

Reference should be made to the Declaration and By-Laws on file with the SEC for the full text of these provisions.

REPURCHASE OF FUND SHARES; CONVERSION TO OPEN-END FUND

The Fund is a closed-end investment company and as such its shareholders do not have the right to cause the Fund to redeem their shares. Instead, the Common Shares trade in the open market at a price that is a function of several factors, including dividend levels (which are in turn affected by expenses), NAV, dividend stability, relative demand for and supply of such shares in the market, general market and economic conditions and other factors. Because shares of closed-end investment companies frequently may trade at prices lower than NAV, the Fund’s Board has currently determined that, at least annually, it will consider action that might be taken to reduce or eliminate any material discount from NAV in respect of Common Shares, which may include the repurchase of such shares in the open market or in private transactions, the making of a tender offer for such shares at NAV, or the conversion of the Fund to an open-end investment company. The Fund cannot assure you that its Board will decide to take any of these actions, or that share repurchases or tender offers will actually reduce market discount. On August 1, 2017, the Fund’s Board renewed the Fund’s open market share repurchase program under which the Fund may repurchase up to 10% of its Common Shares. Since the inception of the Fund’s share repurchase program through April 5, 2018, the Fund has not repurchased any Common Shares under the program.

If the Fund converted to an open-end investment company, the Common Shares would no longer be listed on the NYSE or elsewhere. In contrast to a closed-end investment company, shareholders of an open-end investment company may require the company to redeem their shares at any time (except in certain circumstances as authorized by the 1940 Act or the rules thereunder) at their NAV, less any redemption charge that is in effect at the time of redemption. As a result, conversion to open-end status may require changes in the management of the Fund’s portfolio in order to meet the liquidity requirements applicable to open-end funds. Because portfolio securities may have to be liquidated to meet redemptions, conversion could affect the Fund’s ability to meet its investment objective or to use certain investment policies and techniques described above. If converted to an open-end fund, the Fund expects to pay all redemptions in cash, but intends to reserve the right to pay redemption requests in a combination of cash or securities. If such partial payment in securities were made, investors may incur brokerage costs in converting such securities to cash. If the Fund were converted to an open-end fund, it is likely that new Common Stock would be sold at NAV plus a sales load. See “Repurchase of Fund Shares; Conversion to Open-End Fund” in the SAI for a discussion of the voting requirements applicable to the conversion of the Fund to an open-end investment company.

Before deciding whether to take any action if the Common Shares trade below NAV, the Board would consider all relevant factors, including the extent and duration of the discount, the liquidity of the Fund’s portfolio, the impact of any action that might be taken on the Fund or its shareholders, and market considerations. Based on these considerations, even if the Fund’s shares should trade at a discount, the Board may determine that, in the interest of the Fund and its shareholders, no action should be taken. See “Repurchase of Fund Shares; Conversion to Open-End Fund” in the SAI for a further discussion of possible action to reduce or eliminate such discount to NAV.

TAX MATTERS

The discussion below and disclosure in the SAI provide a summary of certain United States federal income tax considerations relating to the Fund and the purchase, ownership and disposition of Common Shares as of the date hereof. Except where noted, this summary deals only with Common Shares purchased in this offering and held as a capital asset. This summary does not represent a detailed description of the United States federal income tax consequences applicable to a Common Shareholder if such holder is subject to special treatment under the United States federal income tax laws, including if the holder is:

•	a dealer in securities or currencies or other person subject to mark-to-market treatment;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding Common Shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for its securities;

•	a person liable for alternative minimum tax;

•	a partnership or other pass-through entity for United States federal income tax purposes;

•	an S corporation;

•	a holder receiving Common Shares as compensation for services; or

•	a U.S. Holder (as defined below) whose “functional currency” is not the United States dollar.

As used herein, the term “U.S. Holder” means a beneficial owner of Common Shares that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

As used herein, the term “non-U.S. Holder” means a beneficial owner of Common Shares that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership or disregarded entity for United States federal income tax purposes).

The discussion below is based upon the provisions of the Internal Revenue Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, possibly with retroactive effect, so as to result in United States federal income tax consequences different from those discussed below.

If a partnership holds Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Investors that are partners in a partnership holding Common Shares should consult their tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences applicable to the Fund or to investors in light of their particular circumstances, and does not address the effects of any state, local or non-United States tax laws. Investors considering the purchase, ownership or disposition of Common Shares should consult their own tax advisors concerning the United States federal income tax consequences to them in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

The recently enacted tax legislation commonly referred to as the Tax Cuts and Jobs Act (the ‘‘Tax Act’’) makes significant changes to the U.S. federal income tax rules for taxation of individuals and corporations, generally effective for taxable years beginning after December 31, 2017. Many of the changes applicable to individuals are temporary and would apply only to taxable years beginning after December 31, 2017 and before January 1, 2026. Among those changes are a significant permanent reduction in the generally applicable corporate tax rate, changes in the taxation of individuals and other non-corporate taxpayers that generally but not universally reduce their taxes on a temporary basis, the elimination or modification of various previously allowed deductions (including changes to the manner in which depreciation deductions are calculated and substantial limitations on the deductibility of interest and, in the case of individuals, the deduction for personal state and local taxes), certain additional limitations on the deduction of net operating losses, and changes that affect the timing of the recognition of certain items of income. The effect of these, and the many other, changes made in the Tax Act is uncertain, both in terms of their direct effect on the taxation of an investment in Common Shares or the Fund’s investments in MLP interests and their indirect effect on the value of the Fund’s assets or Common Shares or market conditions generally. Furthermore, many of the provisions of the Tax Act will require guidance through the issuance of Treasury regulations in order to assess their effect. There may be a substantial delay before such regulations are promulgated, increasing the uncertainty as to the ultimate effect of the statutory amendments on the Fund. It is uncertain how future technical corrections or administrative guidance with respect to the Tax Act will impact the Fund or persons holding Common Shares.

Taxation of the Fund

The Fund is treated as a regular corporation, or a “C” corporation, for United States federal income tax purposes. Accordingly, the Fund generally is subject to United States federal income tax on its taxable income at the graduated rates applicable to corporations (generally 35% for taxable years beginning on or before December 31, 2017, and 21% for taxable years beginning after December 31, 2017). Such taxable income generally includes, among other items, all of the Fund’s net income and gain from its investments in and dispositions of the equity securities of MLPs, other types of equity securities, derivatives, debt securities, royalty trusts and foreign securities less Fund expenses. For taxable years beginning before January 1, 2018, the Fund may be subject to a 20% alternative minimum tax on its alternative minimum taxable income to the extent that the alternative minimum tax exceeds the Fund’s regular income tax liability. The Fund’s payment of corporate income tax or alternative minimum tax could materially reduce the amount of cash available for the Fund to make distributions on the Common Shares. In addition, distributions to Common Shareholders of the Fund are taxed under United States federal income tax laws applicable to corporate distributions, and thus the Fund’s taxable income will be subject to a double layer of taxation. As a regular corporation, the Fund may also be subject to state income tax or, possibly, foreign tax by reason of its investments in equity securities of MLPs. In addition, because the Fund is a corporation, it is not eligible for the new 20% deduction for “qualified business income” generally available to non-corporate taxpayers with respect to income from investments in MLPs.

If the Fund determines that doing so is in the best interest of its shareholders, the Fund may in the future elect to be treated as a RIC under Subchapter M of the Internal Revenue Code for federal income tax purposes. The Fund may make such an election, for example, if changes to the Internal Revenue Code made it possible for the Fund to qualify as a RIC despite its concentration in MLP securities and disadvantageous to continue to be treated as a “C” corporation for federal income tax purposes. Making such an election would generally, among other things, require that the Fund either (i) be subject to corporate level taxes on any net built-in gains actually recognized over a five-year period or (ii) recognize and pay tax on unrealized gains as of the last day of the Fund’s last taxable year as a “C” corporation.

MLP Equity Securities

MLPs are generally characterized as “publicly traded partnerships” for United States federal income tax purposes because MLPs are typically organized as limited partnerships or limited liability companies that are publicly traded. The Internal Revenue Code generally requires all publicly traded partnerships to be treated as corporations for United States federal income tax purposes. If, however, a publicly traded partnership derives at least 90% of its gross income from qualifying sources as described in Section 7704 of the Internal Revenue Code, the publicly traded partnership will be treated as a partnership for United States federal income tax purposes. These qualifying sources include interest, dividends, real estate rents, gain from the sale or disposition of real property, income and gain from mineral or natural resources activities, income and gain from the transportation or storage of certain fuels, and, in certain circumstances, income and gain from commodities or futures, forwards and options with respect to commodities. Mineral or natural resources activities include exploration, development, production, processing, mining, refining, marketing and transportation (including pipelines) of oil and gas, minerals, geothermal energy, fertilizer, timber or industrial source carbon dioxide. The Fund intends to invest primarily in MLPs that are treated as partnerships for U.S. federal income tax purposes, but it may also invest in MLPs that are taxed as corporations.

When the Fund invests in the equity securities of an MLP, the Fund is a partner in such MLP. Accordingly, the Fund is required to include in its taxable income the Fund’s allocable share of the income, gains, losses and deductions recognized by each such MLP, whether or not the MLP distributes cash to the Fund. A distribution from an MLP is treated as a tax-free return of capital to the extent of the Fund’s tax basis in its MLP interest and as gain from the sale or exchange of the MLP interest to the extent the distribution exceeds the Fund’s tax basis in its MLP interest. Based upon a review of the historic results of the type of MLPs in which the Fund invests, the Fund expects that the cash distributions it will receive with respect its investments in equity securities of MLPs will exceed the net taxable income allocated to the Fund from such MLPs because of non-cash tax deductions such as depreciation, amortization and depletion that will be allocated to the Fund from the MLPs. No assurance, however, can be given in this regard. If this expectation is not realized, the Fund will have a larger corporate income tax expense than expected, which will result in less cash available to distribute to Common Shareholders.

In addition, as described above, for taxable years beginning before January 1, 2018, the Fund may be subject to an alternative minimum tax on its alternative minimum taxable income to the extent that the alternative minimum tax exceeds the Fund’s regular income tax liability. For purposes of calculating the Fund’s alternative minimum taxable income, the Fund’s allocable share of certain percentage-depletion deductions and intangible drilling costs of the MLPs in which the Fund invests may be treated as items of tax preference. Such items will increase the Fund’s alternative minimum taxable income and increase the likelihood that the Fund may be subject to the alternative minimum tax.

U.S. Holders

Taxation of Dividends

The gross amount of distributions by the Fund in respect of Common Shares will be taxable to a U.S. Holder as dividend income to the extent the distributions are paid out of the Fund’s current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be included in a U.S. Holder’s gross income on the day actually or constructively received by such holder. Subject to certain holding period and other requirements, such dividend income will generally be eligible for the dividends received deduction in the case of corporate U.S. Holders and will generally be treated as “qualified dividend income” eligible for reduced rates of taxation at the rates applicable to long-term capital gains for non-corporate U.S. Holders (including individuals).

To the extent that the amount of any distribution by the Fund exceeds the Fund’s current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of Common Shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by a U.S. Holder on a subsequent disposition of the Common Shares), and the balance in excess of adjusted basis will be taxed as capital gain. Any such capital gain will be long-term capital gain if such U.S. Holder has held the applicable Common Shares for more than one year.

A corporation’s earnings and profits are generally calculated by making certain adjustments to the corporation’s reported taxable income. Based upon the historic performance of similar MLPs in which the Fund invests, the Fund anticipates that the distributed cash from the MLPs in its portfolio will exceed its earnings and profits. Thus, the Fund anticipates that only a portion of its distributions will be treated as dividends to its Common Shareholders for United States federal income tax purposes, although no assurance can be given in this regard.

Because of the Fund’s status as a corporation for United States federal income tax purposes and its investments in equity securities of MLPs, the Fund’s earnings and profits may be calculated using accounting methods that are different from those used for calculating taxable income. For instance, the Fund may use a slower method of depreciation and depletion for purposes of computing its earnings and profits than the method used for purposes of calculating the taxable income of an MLP. In that case, the Fund’s earnings and profits would not be increased solely by its allocable share of the MLP’s taxable income, but would also have to be adjusted to reflect the impact of the slower depreciation and depletion methods. Because of these differences, the Fund may make distributions out of its current or accumulated earnings and profits, treated as dividends, in years in which the Fund’s distributions exceed its taxable income.

Taxation of Sales, Exchanges or Other Dispositions

A U.S. Holder will recognize taxable gain or loss on any sale, exchange or other disposition of Common Shares in an amount equal to the difference between the amount realized for the Common Shares and the holder’s adjusted tax basis in such Common Shares. Generally, a U.S. Holder’s adjusted tax basis in the Common Shares will be equal to the cost of the holder’s Common Shares, reduced by adjustments for distributions paid by the Fund in excess of its earnings and profits (i.e., returns of capital). Such gain or loss will generally be capital gain or loss. It is possible that a return of capital could cause a shareholder to pay a tax on capital gains with respect to shares that are sold for an amount less than the price originally paid for them. Capital gains of non-corporate U.S. Holders (including individuals) derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Tax on Net Investment Income

A 3.8% Medicare contribution tax generally applies to all or a portion of the “net investment income” of a Common Shareholder who is an individual and not a nonresident alien for federal income tax purposes and who has adjusted gross income (subject to certain adjustments) that exceeds a threshold amount ($250,000 if married filing jointly or if considered a “surviving spouse” for federal income tax purposes, $125,000 if married filing separately, and $200,000 in other cases). This 3.8% tax will also apply to all or a portion of the undistributed net investment income of certain U.S. Shareholders that are estates and trusts. For these purposes, dividend and capital gain income are generally taken into account in computing net investment income. Common Shareholders are advised to consult their own tax advisors regarding additional taxation of net investment income.

Information Reporting and Backup Withholding

In general, information reporting will apply to distributions in respect of Common Shares and the proceeds from the sale, exchange or other disposition of Common Shares that are paid to a U.S. Holder within the United States (and in certain cases, outside the United States), unless the holder is an exempt recipient. A backup withholding tax (at a maximum rate of 24%) may apply to such payments if the holder fails to provide a taxpayer identification number (generally on a Form W-9) or certification of other exempt status or fails to report in full dividend and interest income. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or as a credit against a U.S. Holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders

The following discussion is a summary of certain United States federal income tax consequences that will apply to non-U.S. Holders. Special rules may apply to certain non-U.S. Holders, such as “controlled foreign corporations,” “passive foreign investment companies” and certain expatriates, among others, that are subject to special treatment under the Internal Revenue Code. Such non-U.S. Holders should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Taxation of Dividends

The gross amount of distributions by the Fund in respect of Common Shares will be treated as dividends to the extent paid out of the Fund’s current or accumulated earnings and profits, as determined under United States federal income tax principles. Dividends paid to a non-U.S. Holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by a non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements (generally on a Form W-8ECI) are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. Holder were a United States person as defined under the Internal Revenue Code. Any such effectively connected dividends received by a foreign corporation may also be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. Holder who wishes to claim the benefits of an applicable income tax treaty (and avoid backup withholding, as discussed below) for dividends will be required (a) to complete a Form W-8BEN or W-8BEN-E (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Internal Revenue Code and is eligible for treaty benefits or (b) if Common Shares are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. Holders that are pass-through entities rather than corporations or individuals.

A non-U.S. Holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

If the amount of a distribution to a non-U.S. Holder exceeds the Fund’s current and accumulated earnings and profits, such excess will be treated first as a tax-free return of capital to the extent of the non-U.S. Holder’s tax basis in the Common Shares, and then as capital gain. As discussed above under the caption “—U.S. Holders—Taxation of Dividends,” the Fund expects that only a portion of its distributions to its Common Shareholders with respect to the Common Shares will be treated as dividends for United States federal income tax purposes, although no assurance can be given in this regard. Capital gain recognized by a non-U.S. Holder as a consequence of a distribution by the Fund in excess of its current and accumulated earnings and profits will generally not be subject to United States federal income tax, except as described below under the caption “—Taxation of Sales, Exchanges or Other Dispositions.”

Taxation of Sales, Exchanges or Other Dispositions

A non-U.S. Holder generally will not be subject to United States federal income tax on any gain realized on the disposition of Common Shares unless:

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the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. Holder);

•	the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	the Fund is or has been a “United States real property holding corporation” for United States federal income tax purposes.

An individual non-U.S. Holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. Holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. Holder that is a foreign corporation falls under the first bullet point immediately above, the holder will be subject to tax on its net gain in the same manner as if the holder were a United States person as defined under the Internal Revenue Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

The Fund may be a “United States real property holding corporation” for United States federal income tax purposes. With respect to the third bullet point above, if the Fund is or becomes a “United States real property holding corporation,” so long as the Fund’s Common Shares are regularly traded on an established securities market (such as the NYSE), only a non-U.S. Holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% (directly or indirectly as determined under applicable attribution rules of the Internal Revenue Code) of the Fund’s Common Shares will be subject to United States federal income tax on the disposition of Common Shares.

Information Reporting and Backup Withholding

The Fund must report annually to the IRS and to each non-U.S. Holder the amount of distributions paid to such holder (whether treated as dividends or a return of capital) and the tax withheld with respect to such distributions. Copies of the information returns reporting such distributions and withholding may also be made available to the tax authorities in the country in which the non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A non-U.S. Holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Internal Revenue Code), or such holder otherwise establishes an exemption. Dividends subject to withholding of United States federal income tax as described under the caption “—Non-U.S. Holders—Taxation of Dividends” above will not be subject to backup withholding.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of Common Shares within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Internal Revenue Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or as a credit against a non-U.S. Holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders should consult their tax advisor regarding the application of the information reporting and backup withholding rules to them.

Additional Withholding Requirements

Unless certain non-U.S. entities that hold Fund shares comply with IRS requirements that will generally require them to report information regarding U.S. persons investing in, or holding accounts with, such entities, the Fund is required to withhold 30% of the dividends it pays to such entities and gross proceeds on the sale or disposition of Common Shares payable to such entities after December 31, 2018. A non-U.S. Holder may be exempt from the withholding described in this paragraph under an applicable intergovernmental agreement between the U.S. and a foreign government, provided that the shareholder and the applicable foreign government comply with the terms of such agreement.

Investment by Tax-Exempt Investors

Employee benefit plans and most other organizations exempt from United States federal income tax, including individual retirement accounts and other retirement plans, are subject to United States federal income tax on UBTI. Because the Fund is a corporation for United States federal income tax purposes, an owner of Common Shares will not report on its federal income tax return any of the Fund’s items of income, gain, loss and deduction. Therefore, a tax-exempt investor generally will not have UBTI attributable to its ownership or sale of Common Shares unless its ownership of Common Shares is debt-financed. In general, Common Shares would be debt-financed if the tax-exempt owner of Common Shares incurs debt to acquire Common Shares or otherwise incurs or maintains a debt that would not have been incurred or maintained if the Common Shares had not been acquired.

Other Taxation

The Fund’s Common Shareholders may be subject to state, local and foreign taxes on its distributions. Common Shareholders are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the Fund.

CUSTODIAN AND TRANSFER AGENT

The custodian of the assets of the Fund is State Street Bank and Trust Company, One Lincoln Street, Boston, Massachusetts 02111 (the “Custodian”). The Custodian performs custodial, fund accounting and portfolio accounting services. The Fund’s transfer, shareholder services and dividend paying agent is ComputerShare Inc. and ComputerShare Trust Company, N.A. (the “Transfer Agent”). The Transfer Agent is located at 250 Royall Street, Canton, Massachusetts 02021.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP, an independent registered public accounting firm, provides auditing services to the Fund. The principal business address of PricewaterhouseCoopers LLP is located at 1 North Wacker Drive, Chicago, Illinois, 60606.

LEGAL OPINION

Certain legal matters in connection with the Common Shares will be passed upon for the Fund by Morgan, Lewis & Bockius LLP, Washington, D.C.

AVAILABLE INFORMATION

The Fund is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the 1940 Act and is required to file reports, proxy statements and other information with the SEC. These documents can be inspected and copied for a fee at the SEC’s public reference room, 100 F Street, NE, Washington, D.C. 20549-0102, and Northeast Regional Office, Woolworth Building, 233 Broadway, New York, New York 10013-2409. Reports, proxy statements, and other information about the Fund can be inspected at the offices of the NYSE.

This Prospectus does not contain all of the information in the Fund’s Registration Statement, including amendments, exhibits, and schedules. Statements in this Prospectus about the contents of any contract or other document are not necessarily complete and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by this reference.

Additional information about the Fund and Common Shares can be found in the Fund’s Registration Statement (including amendments, exhibits, and schedules) on Form N-2 filed with the SEC. The SEC maintains a web site (http://www.sec.gov) that contains the Fund’s Registration Statement, other documents incorporated by reference, and other information the Fund has filed electronically with the SEC, including proxy statements and reports file under the Exchange Act.

TABLE OF CONTENTS FOR THE

STATEMENT OF ADDITIONAL INFORMATION

3.1 Million Shares

Nuveen All Cap Energy MLP Opportunities Fund

PROSPECTUS

April 12, 2018

EPR-JMLP-0418

NUVEEN ALL CAP ENERGY MLP OPPORTUNITIES FUND

3.1 Million Common Shares

333 West Wacker Drive

Chicago, Illinois 60606

STATEMENT OF ADDITIONAL INFORMATION

April 12, 2018

Nuveen All Cap Energy MLP Opportunities Fund (the “Fund”) is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund was organized on July 25, 2013.

This Statement of Additional Information (the “SAI”) relating to common shares of the Fund (“Common Shares”) does not constitute a prospectus, but should be read in conjunction with the Fund’s prospectus relating thereto dated April 12, 2018 (the “Prospectus”). This SAI does not include all information that a prospective investor should consider before purchasing Common Shares. Investors should obtain and read the Prospectus prior to purchasing such shares. In addition, the Fund’s financial statements and the independent registered public accounting firm’s report therein included in the Fund’s annual report dated November 30, 2017, are incorporated herein by reference. A copy of the Prospectus may be obtained without charge by calling (800) 257-8787. You may also obtain a copy of the Prospectus on the U.S. Securities and Exchange Commission’s (the “SEC”) website (http://www.sec.gov). Capitalized terms used but not defined in this SAI have the meanings ascribed to them in the Prospectus.

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USE OF PROCEEDS

The net proceeds from the issuance of Common Shares hereunder will be used by the Fund to invest in securities in accordance with the Fund’s investment objective and policies as stated below. Pending investment, the timing of which may vary depending on the size of the investment but in no case is expected to exceed 30 days, it is anticipated that the proceeds will be invested in high-quality, short-term investments.

INVESTMENT OBJECTIVE, POLICIES AND TECHNIQUES

The Fund’s investment objective is to provide a high level of total return including current distributions and capital appreciation. The Fund cannot assure you that it will achieve its investment objective.

FUND STRATEGY

The Fund seeks to achieve its investment objective by investing primarily in master limited partnerships or other entities that offer economic exposure to master limited partnerships (collectively, “MLPs”) in the energy sector (“Energy MLPs”) of any capitalization, with a focus on small and mid cap Energy MLPs. To implement its strategy, the Fund’s portfolio management team combines its top-down strategic investment technique, determining which sub-sectors of the Energy MLP market provide the most attractive investment opportunities in the current environment, with its rigorous, bottom up, company-by-company investment process. The Fund will seek to invest in Energy MLPs that the portfolio management team believes have the most attractive current yields and growth potential.

INVESTMENT POLICIES

Under normal market circumstances, the Fund will invest subject to the following policies:

•	at least 80% of its Managed Assets in Energy MLPs of any market capitalization;

•	at least 60% of its Managed Assets in small and mid cap Energy MLPs;

•	up to 30% of its Managed Assets in restricted securities;

•	up to 30% of its Managed Assets in U.S. dollar denominated securities of non-U.S. issuers, including investments in securities of issuers in emerging markets;

•	up to 20% of its Managed Assets in debt securities of any maturity issued by Energy MLPs, all of which may be below investment grade quality;

•	up to 20% of its Managed Assets in equity securities of non-MLP issuers;

•	up to 10% of its Managed Assets in securities of any single issuer;

•	up to 10% of its total assets in other investment companies that primarily hold MLP interests in the energy sector;

•	up to 10% of its Managed Assets in structured notes or exchange-traded notes that are designed to provide exposure to the Energy MLP market; and

•	100% of its Managed Assets in U.S. dollar denominated investments.

The Fund may invest in Energy MLPs of any size or market capitalization range and at times might increase its emphasis on Energy MLPs in a particular capitalization range, subject to the foregoing investment policies. Over time, there may be periods when the Fund may not hold any large cap Energy MLPs.

For purposes of the investment policies provided above: (1) such policies apply only at the time of investment; and (2) the Fund is under no obligation to sell a security as a result of subsequent changes in market values or ratings.

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For purposes of its policy of investing at least 80% of its Managed Assets in Energy MLPs of any market capitalization, the Fund considers investments in MLPs to include investments that offer economic exposure to both publicly traded MLPs and private investments that have MLP characteristics, but are not publicly traded. These investments generally take the form of equity securities of MLPs, securities of entities holding primarily general partner or managing member interests in MLPs, securities that represent indirect investments in MLPs, including I-Shares and collective investment vehicles (i.e., exchange-traded funds (“ETFs”) and other registered funds) that primarily hold MLP interests, and debt securities of MLPs. The Fund considers an MLP to be part of the energy sector if it derives at least 50% of its revenues from the business of exploring, developing, producing, transporting, gathering and processing, storing, refining, distributing, mining or marketing natural gas, natural gas liquids (including propane), crude oil, refined petroleum products or coal. For as long as “Energy MLP” is in the name of the Fund, the Fund will invest at least 80% of its Managed Assets in Energy MLPs of any market capitalization. The Fund may not change its policy to invest at least 80% of its Managed Assets in Energy MLPs of any market capitalization unless it provides shareholders with at least 60 days’ written notice of such change.

For purposes of its policy of investing up to 20% of its Managed Assets in non-MLP issuers, this allocation may be in any of the securities described in the Prospectus and this SAI, including securities of non-MLP companies engaged primarily in the energy sector. Such issuers may be treated as corporations for U.S. federal income tax purposes and, therefore, may not offer the tax benefits of investing in MLPs.

At times the MLP Team may judge that conditions in the markets for securities of MLP entities make pursuing the Fund’s primary investment strategy inconsistent with the best interests of its shareholders. At such times the MLP Team may, temporarily, use alternative strategies primarily designed to reduce fluctuations in the value of the Fund’s assets. During temporary defensive periods or in order to keep the Fund’s cash fully invested, including during the period when the net proceeds of this offering of Common Shares are first being invested, the Fund may deviate from its investment policies and objective. During such periods, the Fund may invest up to 100% of its Managed Assets in cash or high quality, short-term investments. There can be no assurance that such strategies will be successful.

The Fund’s investment objective and, unless otherwise specified, the investment policies and limitations of the Fund, are not considered to be fundamental by the Fund and can be changed without a vote of the Common Shareholders.

Certain investment policies specifically identified as such in this SAI are considered fundamental and may not be changed without the approval of the holders of a majority of the outstanding Common Shares (and preferred shares, if any). A “majority of the outstanding” shares means (i) 67% or more of the shares present at a meeting, if the holders of more than 50% of the shares outstanding are present or represented by proxy or (ii) more than 50% of the shares outstanding, whichever of (i) or (ii) is less. See “Investment Restrictions” for a complete list of the fundamental and non-fundamental investment policies of the Fund.

FUND BENCHMARKS

For comparative purposes, the Fund utilizes the Alerian MLP Index as its primary benchmark. The Alerian MLP Index is a composite of the 50 most prominent Energy MLPs calculated using a float-adjusted, capitalization-weighted methodology. Since the Fund will be actively managed and will focus on small and mid cap Energy MLPs, the Fund may use the Solactive Junior MLP Composite Index as an additional index to analyze certain aspects of the Fund’s performance. The Solactive Junior MLP Composite Index is a composite of 25 small cap Energy MLPs calculated using a free float market capitalization weighting methodology.

Investment Philosophy

The Fund’s investment adviser, Nuveen Fund Advisors, LLC (“NFALLC”), and the Fund’s sub-adviser, Advisory Research, Inc. (“ARI”), and its MLP & Energy Infrastructure Team (the “MLP Team”), believe that MLPs represent an attractive investment opportunity for total return given both their historically attractive cash distributions and the potential capital appreciation over time. The types of MLPs in which the Fund intends to invest historically have made high levels of cash distributions. The MLP Team believes that MLPs have

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historically demonstrated the ability to grow over time, and that this growth has resulted in rising cash distributions and capital appreciation benefiting MLP investors. The MLP Team anticipates further comparable growth in the foreseeable future.

The MLP Team’s investment philosophy and top-down strategic investment style are rooted in its long-held belief that strategy dominates tactics and in its experience managing MLP investments for over 17 years and through multiple MLP investment cycles. The MLP Team believes that a MLP portfolio that combines a top-down strategy, rigorous quantitative valuations, and strong fundamental research increases the probability of outperformance.

Investment Process

The MLP Team’s investment management process examines strategic industry and market themes and conducts a bottom-up analysis of company fundamentals, including cash flow models, valuation, credit analysis, asset level analysis, management review, and fiscal controls for each MLP in their research universe. The ultimate goal of the process is to identify those MLPs that the MLP Team believes will generate sustainable distributions throughout a cycle, capitalize on key investment themes that they believe will provide growth opportunities, and have the necessary access to capital required to realize that growth. The MLP Team’s process includes consideration of qualitative, quantitative and relative value factors. Additionally, the MLP Team evaluates and manages portfolios with consideration to other qualitative assessments of MLP issuers, securities and market dynamics. The MLP Team employs a proprietary modeling system that provides multiple sectorspecific valuation metrics for every publicly traded MLP in its coverage universe. The MLP Team’s valuation metrics include discounted cash flow, dividend discount model, comparable company analysis and other sectorspecific metrics.

The MLP Team’s proprietary quality scorecard process ranks each constituent of the investable Energy MLP universe based on five fundamental metrics. The MLP Team believes that this should allow the Fund to avoid investments in more volatile (in terms of cash flow) Energy MLPs. The factors used in the process, listed top to bottom in the order of relative importance are: asset quality, financial strength, management, corporate parent/sponsor strength and business segment/geographic diversification.

INVESTMENT RESTRICTIONS

Except as described below, the Fund, as a fundamental policy, may not, without the approval of the holders of a majority of the outstanding Common Shares and, if issued, preferred shares voting together as a single class, and of the holders of a majority of the outstanding preferred shares voting as a separate class:

(1) Issue senior securities, as defined in the Investment Company Act of 1940, as amended (“1940 Act”), except as permitted by the 1940 Act;1

(2) Borrow money, except as permitted by the 1940 Act and exemptive orders granted under the 1940 Act;1,2

1	Section 18(c) of the 1940 Act generally limits a registered closed-end investment company to issuing one class of senior securities representing indebtedness and one class of senior securities representing stock, except that the class of indebtedness or stock may be issued in one or more series, and promissory notes or other evidences of indebtedness issued in consideration of any loan, extension, or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed, are not deemed a separate class of senior securities. The Fund has not applied for, and currently does not intend to apply for, any related exemptive relief, but reserves the right to do so in the future.
2	Section 18(a) of the 1940 Act generally prohibits a registered closed-end fund from incurring borrowings if, immediately thereafter, the aggregate amount of its borrowings exceeds 33 1/3% of its total assets. The Fund has not applied for, and currently does not intend to apply for, any exemptive relief that would allow it to borrow outside of the limits of the 1940 Act.

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(3) Act as underwriter of another issuer’s securities, except to the extent that the Fund may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended (the “1933 Act”), in connection with the purchase and sale of portfolio securities;

(4) Invest more than 25% of its total assets in securities of issuers in any one industry except that the Fund will invest at least 25% of its total assets in securities of issuers in the energy industry;

(5) Purchase or sell real estate, except to the extent that interests in securities the Fund may invest in are considered to be interests in real estate, and this shall not prevent the Fund from investing in securities of companies that deal in real estate or are engaged in the real estate business, including real estate investment trusts, and securities secured by real estate or interests therein and the Fund may hold and sell real estate or mortgages on real estate acquired through default, liquidation, or other distributions of an interest in real estate as a result of the Fund’s ownership of such securities;

(6) Purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments except to the extent that interests in securities the Fund may invest in are considered to be interests in commodities and this shall not prevent the Fund from purchasing or selling options, futures contracts, swaps, or other derivative instruments or from investing in securities or other instruments backed by physical commodities; and

(7) Make loans, except as permitted by the 1940 Act and exemptive orders granted under the 1940 Act.3

The Fund is non-diversified for purposes of the 1940 Act.

For purposes of the foregoing and “Description of Shares—Preferred Shares—Voting Rights” below, “majority of the outstanding,” when used with respect to particular shares of the Fund, means (i) 67% or more of the shares present at a meeting, if the holders of more than 50% of the shares are present or represented by proxy, or (ii) more than 50% of the shares, whichever is less.

For the purpose of applying the limitation set forth in subparagraph (1) above, the Fund may not issue senior securities not permitted by the 1940 Act simply by describing such securities in the Prospectus.

For the purpose of applying the limitation set forth in subparagraph (2) above, under the 1940 Act, the Fund generally is not permitted to issue commercial paper or notes or borrow unless immediately after the borrowing or commercial paper or note issuance the value of the Fund’s total assets less liabilities other than the principal amount represented by the commercial paper, notes or borrowings, is at least 300% of such principal amount. The Fund does not currently have or have pending any exemptive relief with the SEC that would allow it to borrow outside of the limits of the 1940 Act.

The Fund will consider the investments of underlying investment companies when determining compliance with its own concentration policy, to the extent the Fund has sufficient information about such investments.

In addition to the foregoing fundamental investment policies, the Fund is also subject to the following non-fundamental restrictions and policies, which may be changed by the Funds Board of Trustees (the “Board”). The Fund may not:

(1) sell securities short, unless the Fund owns or has the right to obtain securities equivalent in kind and amount to the securities sold at no added cost, and provided that transactions in options, futures contracts, options on futures contracts, or other derivative instruments are not deemed to constitute selling securities short;

3	Section 21 of the 1940 Act makes it unlawful for a registered investment company, like the Fund, to lend money or other property if (i) the investment company’s policies set forth in its registration statement do not permit such a loan or (ii) the borrower controls or is under common control with the investment company. The Fund has not applied for, and currently does not intend to apply for, any exemptive relief that would allow it to make loans outside of the limits of the 1940 Act.

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(2) purchase securities of open-end or closed-end investment companies except in compliance with the 1940 Act or any exemptive relief obtained thereunder;4 and

(3) purchase securities of companies for the purpose of exercising control, except to the extent that exercise by the Fund of its rights under loan agreements would be deemed to constitute exercising control.

The restrictions and other limitations set forth above will apply only at the time of purchase of securities and will not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of an acquisition of securities.

Under the 1940 Act, the Fund may invest only up to 10% of its total assets in the aggregate in shares of other investment companies and only up to 5% of its total assets in any one investment company, provided the investment does not represent more than 3% of the voting stock of the acquired investment company at the time such shares are purchased. As a stockholder in any investment company, the Fund will bear its ratable share of that investment company’s expenses, and will remain subject to payment of the Fund’s management, advisory and administrative fees with respect to assets so invested. Holders of Common Shares would therefore be subject to duplicative expenses to the extent the Fund invests in other investment companies. In addition, the securities of other investment companies may also be leveraged and will therefore be subject to the same leverage risks described herein. As described in the Prospectus in the section entitled “Risk Factors,” the net asset value (“NAV”) and market value of leveraged shares will be more volatile and the yield to shareholders will tend to fluctuate more than the yield generated by unleveraged shares.

The Fund may issue senior securities, including preferred shares, and debt. If it does so, the Fund may be subject to certain restrictions imposed by either guidelines of one or more nationally recognized statistical rating organizations (“NRSROs”) that may issue ratings for preferred shares, commercial paper or notes, or, if the Fund borrows from a lender, by the lender. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed on the Fund by the 1940 Act. It is not anticipated that these covenants or guidelines will impede NFALLC and the MLP Team from managing the Fund’s portfolio in accordance with the Fund’s investment objective and policies. In addition to other considerations, to the extent that the Fund believes that the covenants and guidelines required by the NRSROs or lenders would impede its ability to meet its investment objective, or if the Fund is unable to obtain the rating on preferred shares (expected to be at least AA/Aa), the Fund will not issue preferred shares.

PORTFOLIO COMPOSITION

The Fund’s portfolio will be composed principally of the following investments.

Master Limited Partnerships

Entities commonly referred to as “MLPs” are generally organized under state law as limited partnerships or limited liability companies, but in some cases may be organized and headquartered outside the United States. The securities issued by many MLPs are listed and traded on a securities exchange. If publicly traded, to be treated as a partnership for U.S. federal income tax purposes, an MLP must derive at least 90% of its gross income for each taxable year from specified qualifying sources as described in Section 7704 of the Internal Revenue Code of 1986, as amended (“Internal Revenue Code”). These qualifying sources include interest, dividends, real estate rents, gain from the sale or disposition of real property, income and gain from mineral or natural resources activities, income and gain from the transportation or storage of certain fuels, and, in certain circumstances, income and gain from commodities or futures, forwards and options with respect to commodities. Mineral or

4	The Fund has not applied for, and currently does not intend to apply for, any related exemptive relief, but reserves the right to do so in the future.

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natural resources activities include exploration, development, production, processing, mining, refining, marketing and transportation (including pipelines) of oil and gas, minerals, geothermal energy, fertilizer, timber or industrial source carbon dioxide. Currently, most MLPs operate in the energy, natural resources or real estate sectors.

Due to their structure as partnerships for U.S. federal income tax purposes and the expected character of their income, MLPs generally do not pay federal income taxes. Instead, the Fund itself will be subject to tax on its allocable share of the MLP’s net income. Thus, unlike investors in corporate securities, direct MLP investors are generally not subject to double taxation (i.e., corporate level tax and tax on corporate dividends). A distribution received by the Fund from MLPs taxed as partnerships will be treated as a tax-free return of capital to the extent of the Fund’s tax basis in its MLP interest and as gain from the sale or exchange of the MLP interest to the extent the distribution exceeds the Fund’s tax basis in its MLP interest. See “Tax Matters—MLP Equity Securities.” Non-U.S. MLPs, although organized as partnerships, may be taxed as corporations in the United States and therefore may not offer the tax benefits typically associated with U.S. MLPs. As a result of the tax characterization of cash distributions made by most MLPs to their investors (such as the Fund), a significant portion of the Fund’s income is expected to be tax-deferred, which would allow distributions by the Fund to its Common Shareholders to include high levels of tax-deferred income. However, the Fund itself is a “C” corporation and will therefore be subject to federal income taxation to the extent it reports net taxable income. The Fund’s classification as a “C” corporation also means it is not eligible for the 20% deduction available to non-corporate taxpayers for “qualified publicly traded partnership income” within the meaning of Section 199A(e)(5) of the Code, see “Tax Matters.” For more information on the taxation of the Fund itself, see “Tax Matters—Taxation of the Fund.” For information on taxation of Common Shareholders, see “Tax Matters—U.S. Holders” and “Tax Matters—Non-U.S. Holders.” For a further discussion of the U.S. federal income tax consequences relating to the MLPs, see “Tax Matters.”

MLPs are typically structured such that common units and general partner or managing member interests have first priority to receive the minimum quarterly distributions (“MQD”). Common and general partner or managing member interests also accrue arrearages in distributions to the extent the MQD is not paid. Once common units and general partner or managing member interests have been paid, subordinated units generally receive distributions; however, subordinated units generally do not accrue arrearages. The subordinated units are normally owned by the owners or affiliates of the general partner or managing member and convert on a one for one basis into common units, generally in three to five years after the MLP’s initial public offering or after certain distribution levels have been exceeded. Distributable cash in excess of the MQD is distributed to both common and subordinated units generally on a pro rata basis. The general partner or managing member is also normally eligible to receive incentive distributions if the general partner or managing member operates the business in a manner which results in payment of per unit distributions that exceed threshold levels above the MQD. As the general partner or managing member increases cash distributions to the limited partners or members, the general partner or managing member receives an increasingly higher percentage of the incremental cash distributions. A common arrangement provides that the general partner or managing member can reach a tier where it receives 50% of every incremental dollar distributed by the MLP. These incentive distributions encourage the general partner or managing member to increase the partnership’s cash flow and raise the quarterly cash distribution by pursuing steady cash flow investment opportunities, streamlining costs and acquiring assets. Such results benefit all security holders of the MLP.

Securities

MLP Equity Securities

Equity securities issued by MLPs currently consist of general partner or managing member interests, common units, subordinated units and preferred units as described more fully below.

MLP General Partner or Managing Member Interests. The general partner or managing member interest in MLPs is typically retained by the original sponsors of an MLP, such as its founders, corporate partners and

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entities that sell assets to the MLP. The holder of the general partner or managing member interest can be liable in certain circumstances for amounts greater than the amount of the holder’s investment in the general partner or managing member. General partner or managing member interests often confer direct board participation rights in, and in many cases control over the operations of, the MLP. General partner or managing member interests can be privately held or owned by publicly traded entities. General partner or managing member interests receive cash distributions, typically in an amount of up to 2% of available cash, which is contractually defined in the partnership or limited liability company agreement. In addition, holders of general partner or managing member interests typically receive incentive distribution rights (“IDRs”), which provide them with an increasing share of the entity’s aggregate cash distributions upon the payment of per common unit distributions that exceed specified threshold levels above the MQD. Due to the IDRs, general partners of MLPs have higher distribution growth prospects than their underlying MLPs, but quarterly incentive distribution payments would also decline at a greater rate than the decline rate in quarterly distributions to common, preferred and subordinated unit holders in the event of a reduction in the MLP’s quarterly distribution. The ability of the limited partners or members to remove the general partner or managing member without cause is typically very limited. In addition, some MLPs permit the holder of IDRs to reset, under specified circumstances, the incentive distribution levels and receive compensation in exchange for the distribution rights given up in the reset.

MLP Common Units. MLP common units are typically listed and traded on U.S. securities exchanges, including the New York Stock Exchange (the “NYSE”) and the NASDAQ Stock Market (the “NASDAQ”). The Fund will purchase MLP common units through open market transactions and underwritten offerings, but may also acquire common units through direct placements and privately negotiated transactions. Holders of MLP common units typically have limited control and voting rights and such common units are typically entitled to receive the MQD, including arrearage rights, from the issuer. Generally, an MLP must pay (or set aside for payment) the MQD to holders of common units before any distributions may be paid to subordinated unit holders. In addition, incentive distributions are typically not paid to the general partner or managing member unless the quarterly distributions on the common units after any distributions have been paid to preferred unit holders but before any distributions paid to subordinate holders exceed specified threshold levels above the MQD. In the event of a liquidation, common unit holders are intended to have a preference to the remaining assets of the issuer over holders of subordinated units. Master limited partnerships also issue different classes of common units that may have different voting, trading, and distribution rights. The Fund may invest in different classes of common units.

MLP Subordinated Units. Subordinated units, which, like common units, represent limited partner or member interests, are not typically listed on an exchange or publicly traded. The Fund will typically purchase outstanding subordinated units through negotiated transactions directly with holders of such units or newly-issued subordinated units directly from the issuer. Holders of such subordinated units are generally entitled to receive a distribution only after the MQD and any arrearages from prior quarters have been paid to holders of common units. Holders of subordinated units typically have the right to receive distributions before any incentive distributions are payable to the general partner or managing member. Subordinated units generally do not provide arrearage rights. Most MLP subordinated units are convertible into common units after the passage of a specified period of time or upon the achievement by the issuer of specified financial goals. Master limited partnerships also issue different classes of subordinated units that may have different voting, trading, and distribution rights. The Fund may invest in different classes of subordinated units.

MLP Preferred Units. MLP preferred units may be traded on an exchange or unlisted, in which case the Fund may purchase MLP preferred units through negotiated transactions directly with MLPs, affiliates of MLPs and institutional holders of such units. Holders of MLP preferred units can be entitled to a wide range of voting and other rights, depending on the structure of each separate security. In most cases, holders of preferred units are entitled to receive distributions before distributions are made to common unitholders that are either equal to the MQD, or set at a fixed rate that is above the MLP’s current distribution. Preferred units are senior in the capital structure to common units, but are subordinate to debt holders.

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Other MLP Equity Securities

The Fund may invest in equity securities, including I-Shares, issued by affiliates of MLPs, including the general partners or managing members of MLPs. Such issuers may be organized and/or taxed as corporations and therefore may not offer the advantageous tax characteristics of MLP units. The Fund intends to purchase MLP equity securities through open market transactions, but may also do so through direct placements.

I-Shares. I-Shares represent an ownership interest issued by an MLP affiliate. The MLP affiliate uses the proceeds from the sale of I-Shares to purchase limited partnership interests in the MLP in the form of I-units. Thus, I-Shares represent an indirect interest in a MLP limited partnership interest. I-units have similar features as MLP common units in terms of voting rights, liquidation preference and distribution. I-Shares themselves have limited voting rights and are similar in that respect to MLP common units. I-Shares differ from MLP common units primarily in that instead of receiving cash distributions, holders of I-Shares will receive distributions of additional I-Shares in an amount equal to the cash distributions received by common unit holders. I-Shares are traded on the NYSE and NASDAQ. For purposes of the Fund’s 80% policy, securities that represent indirect investments in MLPs include I-Shares and other derivative securities that have economic characteristics of MLP securities.

MLP Industries

MLPs in the energy sector can generally be classified into the following industries:

Pipeline MLPs. Pipeline MLPs are common carrier transporters of natural gas, natural gas liquids (primarily propane, ethane, butane and natural gasoline), crude oil or refined petroleum products (gasoline, diesel fuel and jet fuel). Pipeline MLPs also may operate ancillary businesses such as storage and marketing of such products. Pipeline MLPs derive revenue from capacity and transportation fees. Historically, pipeline output has been less exposed to cyclical economic forces due to its contract structure and government-regulated nature. In addition, most pipeline MLPs have limited direct commodity price exposure because they do not own the product being shipped.

Gathering and Processing MLPs. Gathering and processing MLPs are gatherers and processors of natural gas as well as providers of transportation, fractionation and storage of natural gas liquids (“NGLs”). Gathering and processing MLPs derive revenue from providing services to natural gas producers, which require treatment or processing before their natural gas commodity can be marketed to utilities and other end user markets. Revenue for the processor is fee based, although it is not uncommon to have some participation in the prices of the natural gas and NGL commodities for a portion of revenue.

Midstream MLPs. Midstream MLPs gather, process, transport and store oil, natural gas, and refined petroleum products. Midstream MLPs and energy companies that provide crude oil, refined product and natural gas services are subject to supply and demand fluctuations in the markets they serve which will be impacted by a wide range of factors including, fluctuating commodity prices, weather, increased conservation or use of alternative fuel sources, increased governmental or environmental regulation, depletion, rising interest rates, declines in domestic or foreign production, accidents or catastrophic events, and economic conditions, among others.

Propane MLPs. Propane MLPs are distributors of propane to homeowners for space and water heating. Propane MLPs derive revenue from the resale of the commodity on a margin over wholesale cost. The ability to maintain margin is a key to profitability. Propane serves a small portion of the household energy needs in the United States, largely for homes beyond the geographic reach of natural gas distribution pipelines. A majority of annual cash flow is earned during the winter heating season (October through March). Accordingly, volumes are weather dependent, but have utility type functions similar to electricity and natural gas.

Exploration and Production MLPs (“E&P MLPs”). E&P MLPs include MLPs that are engaged in the exploration, development, production and acquisition of crude oil and natural gas properties. E&P MLP cash flows generally depend on the volume of crude oil and natural gas produced and the realized prices received for crude oil and natural gas sales.

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Coal MLPs. Coal MLPs own, lease and manage coal reserves. Coal MLPs derive revenue from production and sale of coal, or from royalty payments related to leases to coal producers. Electricity generation is the primary use of coal in the United States. Demand for electricity and supply of alternative fuels to generators are the primary drivers of coal demand. Coal MLPs are subject to operating and production risks, such as: the MLP or a lessee meeting necessary production volumes; federal, state and local laws and regulations which may limit the ability to produce coal; the MLP’s ability to manage production costs and pay mining reclamation costs; and the effect on demand that the Environmental Protection Agency’s standards set in the 1990 Clean Air Act or other laws, regulations or trends have on coal end-users.

Marine Shipping MLPs. Marine shipping MLPs are primarily marine transporters of natural gas, crude oil or refined petroleum products. Marine shipping MLPs derive revenue from charging customers for the transportation of these products utilizing the MLPs’ vessels. Transportation services are typically provided pursuant to a charter or contract, the terms of which vary depending on, for example, the length of use of a particular vessel, the amount of cargo transported, the number of voyages made, the parties operating a vessel or other factors. Some marine shipping MLPs in which the Fund may invest may be organized and headquartered outside the U.S., which may subject them to special risks not presented by investments in securities of U.S. MLPs. See, “Risk Factors—Non-U.S. Issuers and Emerging Markets Risk.” In addition, marine shipping MLPs typically elect to be taxed as corporations in the U.S. and are not expected to offer the same tax benefits of investing in MLPs that are taxed as partnerships.

MLPs typically achieve distribution growth by internal and external means. MLPs achieve growth internally by experiencing higher commodity volume driven by the economy and population, and through the expansion of existing operations including increasing the use of underutilized capacity, pursuing projects that can leverage and gain synergies with existing infrastructure and pursuing so called “greenfield projects.” External growth is achieved by making accretive acquisitions. MLPs also may achieve external growth due to higher commodity prices.

MLPs are subject to various federal, state and local environmental laws and health and safety laws as well as laws and regulations specific to their particular activities. These laws and regulations address: health and safety standards for the operation of facilities, transportation systems and the handling of materials; air and water pollution requirements and standards; solid waste disposal requirements; land reclamation requirements; and requirements relating to the handling and disposition of hazardous materials. MLPs are subject to the costs of compliance with such laws applicable to them, and changes in such laws and regulations may adversely affect their results of operations.

MLPs operating interstate pipelines and storage facilities are subject to substantial regulation by the Federal Energy Regulatory Commission (the “FERC”), which regulates interstate transportation rates, services and other matters regarding natural gas pipelines including: the establishment of rates for service; regulation of pipeline storage and liquified natural gas facility construction; issuing certificates of need for companies intending to provide energy services or constructing and operating interstate pipeline and storage facilities; and certain other matters. FERC also regulates the interstate transportation of crude oil, including: regulation of rates and practices of oil pipeline companies; establishing equal service conditions to provide shippers with equal access to pipeline transportation; and establishment of reasonable rates for transporting petroleum and petroleum products by pipeline.

MLPs may be subject to liability relating to the release of substances into the environment, including liability under federal “Superfund” and similar state laws for investigation and remediation of releases and threatened releases of hazardous materials, as well as liability for injury and property damage for accidental events, such as explosions or discharges of materials causing personal injury and damage to property. Such potential liabilities could have a material adverse effect upon the financial condition and results of operations of MLPs.

MLPs are subject to numerous business related risks, including: deterioration of business fundamentals reducing profitability due to development of alternative energy sources, consumer sentiment with respect to

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global warming, changing demographics in the markets served, unexpectedly prolonged and precipitous changes in commodity prices and increased competition that reduces the MLP’s market share; the lack of growth of markets requiring growth through acquisitions; disruptions in transportation systems; the dependence of certain MLPs upon the energy exploration and development activities of unrelated third parties; availability of capital for expansion and construction of needed facilities; a significant decrease in natural gas production due to depressed commodity prices or otherwise; the inability of MLPs to successfully integrate recent or future acquisitions; and the general level of the economy.

Restricted Securities and Securities with Limited Trading Markets

The Fund may invest in restricted securities, including private investments in public equities (commonly known as PIPEs). PIPE investors purchase securities directly from a publicly traded company in a private placement transaction, typically at a discount to the market price of the company’s common stock. Because the sale of the securities is not pre-registered with the SEC, the securities are “restricted” and cannot be immediately resold by the investors into the public markets. Accordingly, the company will agree as part of the PIPE deal promptly to register the restricted securities with the SEC. PIPE investments may be deemed illiquid. The MLP Team expects such securities to be liquid within nine to twelve months of investment, but the Fund may also invest in restricted securities with significantly longer or shorter restricted periods. Although issuers typically bear the costs of registration, the Fund may in some cases be required to pay the expenses of registering restricted securities it holds with the SEC.

If the Fund were to assume substantial positions in securities with limited trading markets, the trading activities of the Fund could have an adverse effect upon the liquidity and marketability of such securities and the Fund might not be able to dispose of its holdings in those securities at then current market prices. Circumstances could also exist when portfolio securities might have to be sold by the Fund at times which otherwise might be considered to be disadvantageous so that the Fund might receive lower proceeds from such sales than it had expected to realize. The Fund could also be delayed in disposing of such securities which might have an adverse effect upon the price and timing of sales and the liquidity of the Fund. Restricted securities and securities for which there is a limited trading market may be significantly more difficult to value due to the unavailability of reliable market quotations for such securities, and investment in such securities may have an adverse impact on NAV. As more fully described below, the Fund may purchase Rule 144A securities for which there may be a secondary market of qualified institutional buyers as contemplated by Rule 144A under the 1933 Act.

Rule 144A Securities

The Fund may purchase Rule 144A securities for which there is a secondary market of qualified institutional buyers, as defined in Rule 144A promulgated under the 1933 Act. Rule 144A provides an exemption from the registration requirements of the 1933 Act for the resale of certain restricted securities to qualified institutional buyers.

The Board of the Fund has determined that Rule 144A securities may be considered liquid securities if so determined by NFALLC and the MLP Team. NFALLC and the MLP Team have adopted policies and procedures for the purpose of determining whether securities that are eligible for resales under Rule 144A are liquid or illiquid. Pursuant to those policies and procedures, NFALLC and the MLP Team may make the determination as to whether a particular security is liquid or illiquid with consideration to be given to, among other things, the frequency of trades and quotes for the security, the number of dealers willing to sell the security, the number of potential purchasers, dealer undertakings to make a market in the security, the nature of the security and the time needed to dispose of the security.

To the extent that liquid Rule 144A securities that the Fund holds become illiquid, due to the lack of sufficient qualified institutional buyers or market or other conditions, the percentage of the Fund’s assets invested in illiquid assets would increase. NFALLC and the MLP Team will monitor Fund investments in Rule 144A securities and will consider appropriate measures to enable the Fund to meet any investment limitations and to maintain sufficient liquidity for operating purposes.

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Non-MLPs

The Fund may invest in companies that are not organized as MLPs. Non-MLP companies may include companies that operate energy assets but which are organized as corporations or limited liability companies rather than in partnership form. Generally, the partnership form is more suitable for companies that operate assets which generate more stable cash flows. Companies that operate “midstream” assets (e.g., transporting, processing, storing, distributing and marketing) tend to generate more stable cash flows than those that engage in exploration and development or delivery of products to the end consumer. Non-MLP companies also may include companies that provide services directly related to the generation of income from energy-related assets, such as oil drilling services, pipeline construction and maintenance, and compression services.

The energy industry and particular energy infrastructure companies may be adversely affected by possible terrorist attacks, such as the attacks that occurred on September 11, 2001. It is possible that facilities of energy infrastructure companies, due to the critical nature of their energy businesses to the United States, could be direct targets of terrorist attacks or be indirectly affected by attacks on others. They may have to incur significant additional costs in the future to safeguard their assets. In addition, changes in the insurance markets after September 11, 2001 may make certain types of insurance more difficult to obtain or obtainable only at significant additional cost. To the extent terrorism results in a lower level of economic activity, energy consumption could be adversely affected, which would reduce revenues and impede growth. Terrorist or war related disruption of the capital markets could also affect the ability of energy infrastructure companies to raise needed capital.

Non-MLP Equity Securities

The Fund may invest in common and preferred stock, convertible securities, warrants and depositary receipts of companies that are organized as corporations, limited liability companies or limited partnerships (other than Energy MLPs). The Fund’s use of non-Energy MLP investments will be opportunistic and market driven and based on the MLP Team’s assessment of various factors, including valuation, total return potential and tax considerations.

Common Stock. Common stock generally represents an equity ownership interest in an issuer. Although common stocks have historically generated higher average total returns than fixed-income securities over the long term, common stocks also have experienced significantly more volatility in those returns and may under-perform relative to fixed-income securities during certain periods. An adverse event, such as an unfavorable earnings report, may depress the value of a particular common stock held by the Fund. Also, prices of common stocks are sensitive to general movements in the stock market and a drop in the stock market may depress the price of common stocks to which the Fund has exposure. Common stock prices fluctuate for several reasons including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or the occurrence of political or economic events which effect the issuers. In addition, common stock prices may be particularly sensitive to rising interest rates, which increases borrowing costs and the costs of capital.

Preferred Stock. Preferred stock has a preference over common stock in liquidation (and generally as to dividends as well) but is subordinated to the liabilities of the issuer in all respects. As a general rule, the market value of preferred stock with a fixed dividend rate and no conversion element varies inversely with interest rates and perceived credit risk, while the market price of convertible preferred stock generally also reflects some element of conversion value. Because preferred stock is junior to debt securities and other obligations of the issuer, deterioration in the credit quality of the issuer will cause greater changes in the value of a preferred stock than in a more senior debt security with similarly stated yield characteristics. The market value of preferred stock will also generally reflect whether (and if so when) the issuer may force holders to sell their preferred shares back to the issuer and whether (and if so when) the holders may force the issuer to buy back their preferred shares. Generally, the right of the issuer to repurchase the preferred stock tends to reduce any premium that the preferred stock might otherwise trade at due to interest rate or credit factors, while the right of the holders to require the issuer to repurchase the preferred stock tends to reduce any discount that the preferred stock might otherwise trade at due to interest rate or credit factors. In addition, some preferred stocks are non-cumulative,

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meaning that the dividends do not accumulate and need not ever be paid. A portion of the portfolio may include investments in non-cumulative preferred securities, whereby the issuer does not have an obligation to make up any arrearages to its shareholders. There is no assurance that dividends or distributions on non-cumulative preferred stocks in which the Fund invests will be declared or otherwise paid. Preferred stock of certain companies offers the opportunity for capital appreciation as well as periodic income. This may be particularly true in the case of companies that have performed below expectations. If a company’s performance has been poor enough, its preferred stock may trade more like common stock than like other fixed income securities, which may result in above average appreciation if the company’s performance improves.

Convertible Securities. A convertible security is a preferred stock, warrant or other security that may be converted into or exchanged for a prescribed amount of common stock or other security of the same or a different issuer or into cash within a particular period of time at a specified price or formula. A convertible security generally entitles the holder to receive the dividend paid on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities generally have characteristics similar to both fixed income and equity securities. The value of convertible securities tends to decline as interest rates rise and, because of the conversion feature, tends to vary with fluctuations in the market value of the underlying securities. Convertible securities ordinarily provide a stream of income with generally higher yields than those of common stock of the same or similar issuers. Convertible securities generally rank senior to common stock in a corporation’s capital structure but are usually subordinated to comparable non-convertible securities. Convertible securities generally do not participate directly in any dividend increases or decreases of the underlying securities although the market prices of convertible securities may be affected by any dividend changes or other changes in the underlying securities.

Warrants and Rights. The Fund may invest in warrants or rights (including those acquired in units or attached to other securities) that entitle the holder to buy equity securities at a specific price for a specific period of time but will do so only if such equity securities are deemed appropriate by the MLP Team for inclusion in the Fund’s portfolio.

Royalty Trusts

The Fund may invest in royalty trusts. However, such investments do not count towards the Fund’s 80% policy. In many circumstances, the royalty trusts in which the Fund may invest have limited operating histories. Royalty trusts are publicly traded investment vehicles that gather income on royalties and pay out almost all cash flows to stockholders as distributions. The value of the equity securities of the royalty trusts in which the Fund invests may fluctuate in accordance with changes in the financial condition of those royalty trusts, the condition of equity markets generally, commodity prices, and other factors. Distributions on royalty trusts in which the Fund may invest will depend upon the declaration of distributions from the constituent royalty trusts, but there can be no assurance that those royalty trusts will pay distributions. Royalty trusts typically have no physical operations and no management or employees. Typically royalty trusts own the rights to royalties on the production and sales of a natural resource, including oil, gas, minerals and timber. As these deplete, production and cash flows steadily decline, which may decrease distributions. The declaration of such distributions generally depends upon various factors, including the operating performance and financial condition of the royalty trust and general economic conditions. In addition, the value of royalty trust securities depends on factors that are not within the Fund’s control, including the financial performance of the respective issuers, interest rates, exchange rates and commodity prices (which will vary and are determined by supply and demand factors including weather and general economic and political conditions), the hedging policies employed by such issuers, issues relating to the regulation of the energy industry and operational risks relating to the energy industry.

MLP Debt Securities

The Fund may invest in debt securities. Debt securities may have fixed or variable principal payments and all types of interest rate and dividend payment and reset terms, including fixed rate, adjustable rate, zero coupon,

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contingent, deferred, payment in kind and auction rate features. The Fund may make limited investments in debt securities such as structured notes or exchange-traded notes that are designed to provide exposure to the MLP market. To the extent the Fund invests in auction rate securities, the Fund will be subject to certain risks associated with participating in an auction, including the risk that an auction may fail and the Fund may lose its investment. The Fund has the flexibility to invest in debt securities that are below investment grade quality (that is, rated Ba or lower by Moody’s Investors Service, Inc. (“Moody’s”), BB+ or lower by S&P Global Ratings (“S&P”) or Fitch Ratings, Inc. (“Fitch”), or comparably rated by another NSRSO). These debt securities are commonly referred to as “junk” or high yield securities. The Fund may invest in debt securities without regard for their ratings. Issuers of securities rated Ba1/BB+ are regarded as having current capacity to make principal and interest payments but are subject to business, financial or economic conditions which could adversely affect such payment capacity. Debt securities rated Baa3 or BBB- or above are considered “investment grade” securities. Debt securities rated below investment grade quality are obligations of issuers that are considered predominately speculative with respect to the issuer’s capacity to pay interest and repay principal according to the terms of the obligation and, therefore, carry greater investment risk, including the possibility of issuer default and bankruptcy and increased market price volatility. Debt securities rated below investment grade tend to be less marketable than higher-quality securities because the market for them is less broad.

A general description of Moody’s, S&P’s and Fitch’s ratings of bonds is set forth in Appendix A hereto. The ratings of Moody’s, S&P and Fitch generally represent their opinions as to the quality of the bonds they rate. It should be emphasized, however, that such ratings are relative and subjective, are not absolute standards of quality, are subject to change and do not evaluate the market risk and liquidity of the securities. Consequently, bonds with the same maturity, coupon and rating may have different yields while obligations of the same maturity and coupon with different ratings may have the same yield.

If a security satisfies the Fund’s minimum rating criteria at the time of purchase and is subsequently downgraded below such rating, the Fund will not be required to dispose of such security. If a downgrade occurs, the MLP Team will consider what action, including the sale of such security, is in the best interest of us and our shareholders.

Securities Rated Below Investment Grade

Under rating agency guidelines, medium- and lower-rated securities and comparable unrated securities will likely have some quality and protective characteristics that are outweighed by large uncertainties or major risk exposures to adverse conditions. Medium- and lower-rated securities may have poor prospects of ever attaining any real investment standing, may have a current identifiable vulnerability to default or be in default, may be unlikely to have the capacity to pay interest and repay principal when due in the event of adverse business, financial or economic conditions, and/or may be likely to be in default or not current in the payment of interest or principal. Such securities are considered speculative with respect to the issuer’s capacity to pay interest and repay principal in accordance with the terms of the obligations. Accordingly, it is possible that these types of factors could reduce the value of securities held by the Fund with a commensurate effect on the value of the Fund’s shares.

The secondary markets for high yield securities are generally not as liquid as the secondary markets for higher rated securities. The secondary markets for high yield securities are concentrated in relatively few market makers and the participants in the market are mostly institutional investors, including insurance companies, banks, other financial institutions and mutual funds. In addition, the trading volume for high yield securities is generally lower than that for higher-rated securities, and the secondary markets could contract under adverse market or economic conditions independent of any specific adverse changes in the condition of a particular issuer. These factors may have an adverse effect on the ability of the Fund to dispose of particular portfolio investments, may adversely affect the Fund’s NAV per share and may limit the ability of the Fund to obtain accurate market quotations for purposes of valuing securities and calculating NAV. If the Fund is not able to obtain precise or accurate market quotations for a particular security, it will become more difficult to value the

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Fund’s portfolio securities, and a greater degree of judgment may be necessary in making such valuations. Less liquid secondary markets may also affect the ability of the Fund to sell securities at their fair value. If the secondary markets for high yield securities contract due to adverse economic conditions or for other reasons, certain liquid securities in the Fund’s portfolio may become illiquid and the proportion of the Fund’s assets invested in illiquid securities may significantly increase.

Prices for high yield securities may be affected by legislative and regulatory developments. These laws could adversely affect the Fund’s NAV and investment practices, the secondary market for high yield securities, the financial condition of issuers of these securities and the value of outstanding high yield securities. For example, federal legislation requiring the divestiture by federally insured savings and loan associations of their investments in high yield bonds and limiting the deductibility of interest by certain corporate issuers of high yield bonds adversely affected the market in the past. See “Risks—Below Investment Grade Risk” in the Prospectus.

To the extent the Fund may invest in distressed securities, it may do so without regard to such security’s ratings. Accordingly, the Fund may invest in the securities of an issuer which, at the time of investment, is in default on its obligations to pay principal or interest thereon when due or that is involved in a bankruptcy proceeding.

Zero Coupon Securities

The Fund’s investments in debt securities may be in the form of a zero coupon bond. Zero coupon bonds are debt obligations that do not entitle the holder to any periodic payments of interest for the entire life of the obligation. When held to its maturity, its return comes from the difference between the purchase price and its maturity value. These instruments are typically issued and traded at a deep discount from their face amounts. The amount of the discount varies depending on such factors as the time remaining until maturity of the securities, prevailing interest rates, the liquidity of the security and the perceived credit quality of the issuer. The market prices of zero coupon bonds generally are more volatile than the market prices of debt instruments that pay interest currently and in cash and are likely to respond to changes in interest rates to a greater degree than do other types of securities having similar maturities and credit quality. Under many market conditions, investments in zero coupon bonds may be illiquid, making it difficult for the Fund to dispose of them or determine their current value.

Structured Notes

The Fund may utilize structured notes and similar instruments for investment purposes and also for hedging purposes. Structured notes are privately negotiated debt obligations where the principal and/or interest is determined by reference to the performance of a benchmark asset, market or interest rate (an “embedded index”), such as selected securities, an index of securities or specified interest rates, or the differential performance of two assets or markets. The terms of such structured instruments normally provide that their principal and/or interest payments are to be adjusted upwards or downwards (but not ordinarily below zero) to reflect changes in the embedded index while the structured instruments are outstanding. As a result, the interest and/or principal payments that may be made on a structured product may vary widely, depending upon a variety of factors, including the volatility of the embedded index and the effect of changes in the embedded index on principal and/or interest payments. The rate of return on structured notes may be determined by applying a multiplier to the performance or differential performance of the referenced index or indices or other assets. Application of a multiplier involves leverage that will serve to magnify the potential for gain and the risk of loss.

Exchange-Traded Notes

Exchange-traded Notes (“ETNs”) are a type of senior, unsecured, unsubordinated debt security issued by financial institutions that combines both aspects of bonds and ETFs. An ETN’s returns are based on the performance of a market index minus fees and expenses. Similar to ETFs, ETNs are listed on an exchange and traded in the secondary market. However, unlike an ETF, an ETN can be held until the ETN’s maturity, at which

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time the issuer will pay a return linked to the performance of the market index to which the ETN is linked minus certain fees. Unlike regular bonds, ETNs do not make periodic interest payments and principal is not protected. ETNs are subject to credit risk and the value of an ETN may drop due to a downgrade in the issuer’s credit rating, despite the underlying market benchmark or strategy remaining unchanged. The value of an ETN may also be influenced by time to maturity, level of supply and demand for the ETN, volatility and lack of liquidity in underlying assets, changes in the applicable interest rates, changes in the issuer’s credit rating, and economic, legal, political, or geographic events that affect the referenced underlying asset. When the Fund invests in ETNs it will bear its proportionate share of any fees and expenses borne by the ETN. The Fund’s decision to sell its ETN holdings may be limited by the availability of a secondary market. In addition, although an ETN may be listed on an exchange, the issuer may not be required to maintain the listing and there can be no assurance that a secondary market will exist for an ETN.

Variable Rate Obligations

The Fund may invest in variable rate obligations. Variable rate obligations bear interest at rates that are not fixed, but vary with changes in specified market rates or indexes, such as the prime rate, and at specified intervals. Such obligations include, but are not limited to, variable rate master demand notes, which are unsecured instruments issued pursuant to an agreement between the issuer and the holder that permit the indebtedness thereunder to vary and provide for periodic adjustments in the interest rate.

Certain of the variable rate obligations that may be purchased by the Fund may carry a demand feature that would permit the holder to tender them back to the issuer of the instrument or to a third party at par value prior to maturity. Some of the demand instruments that may be purchased by the Fund may not trade in a secondary market and would derive their liquidity solely from the ability of the holder to demand repayment from the issuer or third party providing credit support. If a demand instrument is not traded in a secondary market, the Fund will nonetheless treat the instrument as “readily marketable” for the purposes of determining whether the instrument is an illiquid security unless the demand feature has a notice period of more than seven days in which case the instrument will be characterized as “not readily marketable” and therefore illiquid. The MLP Team will monitor on an ongoing basis the ability of an issuer of a demand instrument to pay principal and interest on demand.

The Fund’s right to obtain payment at par on a demand instrument could be affected by events occurring between the date the Fund elects to demand payment and the date payment is due that may affect the ability of the issuer of the instrument or the third party providing credit support to make payment when due, except when such demand instruments permit same day settlement. To facilitate settlement, these same day demand instruments may be held in book entry form at a bank other than the Fund’s custodian subject to a sub-custodian agreement approved by the Fund between that bank and the Fund’s custodian.

U.S. Government Obligations

Securities issued or guaranteed by U.S. Government agencies and instrumentalities include obligations that are supported by: (a) the full faith and credit of the U.S. Treasury (e.g., direct pass-through certificates of the Government National Mortgage Association (“Ginnie Maes”)); (b) the limited authority of the issuer or guarantor to borrow from the U.S. Treasury (e.g., obligations of Federal Home Loan Banks); or (c) only the credit of the issuer or guarantor (e.g., obligations of the Federal Home Loan Mortgage Corporation). In the case of obligations not backed by the full faith and credit of the U.S. Treasury, the agency issuing or guaranteeing the obligation is principally responsible for ultimate repayment.

Agencies and instrumentalities that issue or guarantee debt securities and that have been established or sponsored by the U.S. Government include, in addition to those identified above, the Bank for Cooperatives, the Export-Import Bank, the Federal Farm Credit System, the Federal Intermediate Credit Banks, the Federal Land Banks, the Federal National Mortgage Association and the Student Loan Marketing Association.

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Loans of Portfolio Securities

The Fund may lend portfolio securities to brokers or dealers or other financial institutions although it has no current intention to do so. The procedure for the lending of securities will include the following features and conditions. The borrower of the securities will deposit cash or liquid securities with the Fund in an amount equal to a minimum of 100% of the market value of the securities lent. The Fund will invest the cash collateral in short-term debt securities or cash equivalents and earn the interest thereon. A negotiated portion of the income so earned may be paid to the borrower and/or the broker who arranged the loan. If the Fund receives securities as collateral, the Fund will receive a fee from the borrower. If the value of the collateral drops below the required minimum at any time, the borrower may be called upon to post additional collateral. If the additional collateral is not paid, the loan will be immediately due and the Fund may use the collateral or its own cash to replace the securities by purchase in the open market charging any loss to the borrower. These will be “demand” loans and may be terminated by the Fund at any time. The Fund will receive any dividends and interest paid on the securities lent and the loans will be structured to assure that the Fund will be able to exercise its voting rights on the securities.

Derivatives

From time to time, the Fund may invest in certain derivative instruments in pursuit of its investment objective, to hedge some of the risk of the Fund’s investments or as a substitute for a position in the underlying asset. The Fund may also use derivative transactions to increase leverage or create investment exposure. The Fund may use any or all of these techniques at any time, and the use of any particular derivative transaction will depend on market conditions. To the extent that the security or index underlying the derivative or synthetic instrument is or is composed of securities of MLPs in the energy sector, the Fund will include such derivative and synthetic instruments in the definition of MLPs as used in the Prospectus.

The Fund may use various investment strategies described below to hedge market risks (such as broad or specific market movements), to manage the effective maturity or duration of debt instruments held by the Fund, or to seek to increase the Fund’s income or gain.

The Fund may purchase and sell stock or bond index futures contracts; purchase and sell (or write) exchange listed and over-the-counter (“OTC”) put and call options on securities, futures contracts, indexes and other financial instruments; enter into forward transactions, equity or debt swaps and related transactions; and invest in indexed securities and other similar transactions, which may be developed to the extent that the MLP Team determines that they are consistent with the Fund’s investment objective and policies and applicable regulatory requirements (collectively, these transactions are referred to as “Derivatives”). The Fund’s interest rate transactions may take the form of swaps, caps, floors, collars and other combinations of options, forwards, swaps and/or futures.

Additionally, the Fund is operated by persons who have claimed an exclusion, granted to operators of registered investment companies like the Fund, from registration as a “commodity pool operator” under Rule 4.5 promulgated by the Commodity Futures Trading Commission (the “CFTC”) pursuant to its authority under the Commodity Exchange Act (the “CEA”) and, therefore, is not subject to registration or regulation as a “commodity pool operator.” As a result, the Fund is limited in its ability to use commodity futures (which include futures on broad-based securities indexes and interest rate futures) or options on commodity futures, engage in swaps transactions or make certain other investments (whether directly or indirectly through investments in other investment vehicles) for purposes other than bona fide hedging. With respect to transactions other than for bona fide hedging purposes, either: (1) the aggregate initial margin and premiums required to establish the fund’s positions in such investments may not exceed 5% of the liquidation value of the fund’s portfolio (after accounting for unrealized profits and unrealized losses on any such investments); or (2) the aggregate net notional value of such instruments, determined at the time the most recent position was established, may not exceed 100% of the liquidation value of the fund’s portfolio (after accounting for unrealized profits and unrealized losses on any such positions). In addition to meeting one of the foregoing trading limitations, the Fund

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may not market itself as a commodity pool or otherwise as a vehicle for trading in the futures, options or swaps markets. If the Fund does not continue to claim the exclusion, it would likely become subject to registration and regulation as a commodity pool operator. The Fund may incur additional expenses as a result of the CFTC’s registration and regulatory requirements. The requirements for qualification as a regulated investment company may also limit the Fund may invest in futures, options on futures and swaps.

NFALLC and the MLP Team may use derivative instruments to seek to enhance returns, to hedge some of the risk of the Fund’s investments or its leverage to serve as a substitute for a position in the underlying asset, to reduce transaction costs, to manage the Fund’s effective interest rate exposure, to maintain fill market disclosure, to manage cash flows or to preserve capital. These types of strategies may generate taxable income.

Derivatives involve special risks, including possible default by the other party to the transaction, illiquidity and, to the extent NFALLC’s and the MLP Team’s views as to certain market movements are incorrect, the risk that the use of Derivatives could result in significantly greater losses than if they had not been used. There is no assurance that these derivative strategies will be available at anytime or that NFALLC or the MLP Team will determine to use them for the Fund or, if used, that the strategies will be successful.

Futures Contracts. The Fund may trade futures contracts: (1) on domestic and foreign exchanges on bond indexes; and (2) on domestic and, to the extent permitted by the CFTC, foreign exchanges on single stocks and stock indexes. Futures contracts are generally bought and sold on the commodities exchanges on which they are listed with payment of initial and variation margin as described below. The sale of a futures contract creates a firm obligation by the Fund, as seller, to deliver to the buyer the specific type of financial instrument called for in the contract at a specific future time for a specified price (or with respect to certain instruments, the net cash amount). The Fund’s use of financial futures contracts and options thereon will in all cases be consistent with applicable regulatory requirements and in particular the rules and regulations of the CFTC. Maintaining a futures contract or selling an option on a futures contract will typically require the Fund to deposit with a financial intermediary, as security for its obligations, an amount of cash or other specified assets (“initial margin”) that initially is from 1% to 10% of the face amount of the contract (but may be higher in some circumstances). Additional cash or assets (“variation margin”) may be required to be deposited thereafter daily as the mark-to-market value of the futures contract fluctuates. In addition, the value of all futures contracts sold by the Fund (adjusted for the historical volatility relationship between the Fund and the contracts) will not exceed the total market value of the Fund’s securities. In addition, the value of the Fund’s long futures and options positions (futures contracts on stock or bond indexes, and call options on such futures contracts) will not exceed the sum of: (a) liquid assets segregated for this purpose; (b) cash proceeds on existing investments due within thirty days; and (c) accrued profits on the particular futures or options positions.

Options. In order to hedge against adverse market shifts or to increase income or gain, the Fund may purchase put and call options or write “covered” put and call options on securities or fixed income instruments or on futures contracts on securities or stock indexes. A call option is “covered” if, so long as the Fund is obligated as the writer of the option, it will: (i) own the underlying investment subject to the option; (ii) own securities convertible or exchangeable without the payment of any consideration into the securities subject to the option; (iii) own a call option on the relevant security with an exercise price no higher than the exercise price on the call option written or (iv) deposit with its custodian in a segregated account liquid assets having a value equal to the excess of the value of the security or index that is the subject of the call over the exercise price. A put option is “covered” if, to support its obligation to purchase the underlying investment if a put option that the Fund writes is exercised, the Fund will either (a) deposit with its custodian in a segregated account liquid assets having a value at least equal to the exercise price of the underlying investment or (b) continue to own an equivalent number of puts of the same “series” (that is, puts on the same underlying investment having the same exercise prices and expiration dates as those written by the Fund), or an equivalent number of puts of the same “class” (that is, puts on the same underlying investment) with exercise prices greater than those that it has written (or, if the exercise prices of the puts it holds are less than the exercise prices of those it has written, it will deposit the difference with its custodian in a segregated account). Parties to options transactions must make certain payments and/or set aside certain amounts of assets in connection with each transaction, as described below.

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In all cases, except for certain options on interest rate futures contracts, by writing a call, the Fund will limit its opportunity to profit from an increase in the market value of the underlying investment above the exercise price of the option for as long as the Fund’s obligation as writer of the option continues. By writing a put, the Fund will limit its opportunity to profit from a decrease in the market value of the underlying investment below the exercise price of the option for as long as the Fund’s obligation as writer of the option continues. Upon the exercise of a put option written by the Fund, the Fund may suffer an economic loss equal to the difference between the price at which the Fund is required to purchase the underlying investment and its market value at the time of the option exercise, less the premium received for writing the option. Upon the exercise of a call option written by the Fund, the Fund may suffer an economic loss equal to an amount not less than the excess of the investment’s market value at the time of the option exercise over the Fund’s acquisition cost of the investment, less the sum of the premium received for writing the option and the positive difference, if any, between the call price paid to the Fund and the Fund’s acquisition cost of the investment.

In all cases except for certain options on interest rate futures contracts, in purchasing a put option, the Fund will seek to benefit from a decline in the market price of the underlying investment, while in purchasing a call option, the Fund will seek to benefit from an increase in the market price of the underlying investment. If an option purchased is not sold or exercised when it has remaining value, or if the market price of the underlying investment remains equal to or greater than the exercise price, in the case of a put, or remains equal to or below the exercise price, in the case of a call, during the life of the option, the Fund will lose its investment in the option. For the purchase of an option to be profitable, the market price of the underlying investment must decline sufficiently below the exercise price, in the case of a put, and must increase sufficiently above the exercise price, in the case of a call, to cover the premium and transaction costs.

In the case of certain options on interest rate futures contracts, the Fund may purchase a put option in anticipation of a rise in interest rates, and purchase a call option in anticipation of a fall in interest rates. By writing a covered call option on interest rate futures contracts, the Fund will limit its opportunity to profit from a fall in interest rates. By writing a covered put option on interest rate futures contracts, the Fund will limit its opportunity to profit from a rise in interest rates.

The Fund may choose to exercise the options it holds, permit them to expire or terminate them prior to their expiration by entering into closing transactions. The Fund may enter into a closing purchase transaction in which the Fund purchases an option having the same terms as the option it had written or a closing sale transaction in which the Fund sells an option having the same terms as the option it had purchased. A covered option writer unable to effect a closing purchase transaction will not be able to sell the underlying security until the option expires or the underlying security is delivered upon exercise, with the result that the writer will be subject to the risk of market decline in the underlying security during such period. Should the Fund choose to exercise an option, the Fund will purchase in the open market the securities, commodities or commodity futures contracts underlying the exercised option.

Exchange-listed options on securities and currencies, with certain exceptions, generally settle by physical delivery of the underlying security or currency, although in the future, cash settlement may become available. Frequently, rather than taking or making delivery of the underlying instrument through the process of exercising the option, listed options are closed by entering into offsetting purchase or sale transactions that do not result in ownership of the new option. Index options are cash settled for the net amount, if any, by which the option is “in-the-money” (that is, the amount by which the value of the underlying instrument exceeds, in the case of a call option, or is less than, in the case of a put option, the exercise price of the option) at the time the option is exercised.

Put options and call options typically have similar structural characteristics and operational mechanics regardless of the underlying instrument on which they are purchased or sold. Thus, the following general discussion relates to each of the particular types of options discussed in greater detail below. In addition, many Derivatives involving options require segregation of Fund assets in special accounts.

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A put option gives the purchaser of the option, upon payment of a premium, the right to sell, and the writer of the option the obligation to buy, the underlying security, index, currency or other instrument at the exercise price. The Fund’s purchase of a put option on a security, for example, might be designed to protect its holdings in the underlying instrument (or, in some cases, a similar instrument) against a substantial decline in the market value of such instrument by giving the Fund the right to sell the instrument at the option exercise price. A call option, upon payment of a premium, gives the purchaser of the option the right to buy, and the seller the obligation to sell, the underlying instrument at the exercise price. The Fund’s purchase of a call option on a security, financial futures contract, index, currency or other instrument might be intended to protect the Fund against an increase in the price of the underlying instrument that it intends to purchase in the future by fixing the price at which it may purchase the instrument. An “American” style put or call option may be exercised at any time during the option exercised period. A “European” style put or call option may be exercised only upon expiration. A “Bermudan” style put or call option may be exercised at any time on fixed dates occurring during the term of the option. Exchange-listed options are issued by a regulated intermediary such as the Options Clearing Corporation (“OCC”), which guarantees the performance of the obligations of the parties to the options. The discussion below uses the OCC as an example, but is also applicable to other similar financial intermediaries.

Index options are cash settled for the net amount, if any, by which the option is “in-the-money” (that is, the amount by which the value of the underlying instrument exceeds, in the case of a call option, or is less than, in the case of a put option, the exercise price of the option) at the time the option is exercised. Frequently, rather than taking or making delivery of the underlying instrument through the process of exercising the option, listed options are closed by entering into offsetting purchase or sale transactions that do not result in ownership of the new option.

The Fund’s ability to close out its position as a purchaser or seller of an OCC-issued or exchange-listed put or call option is dependent, in part, upon the liquidity of the particular option market. Among the possible reasons for the absence of a liquid option market on an exchange are: (1) insufficient trading interest in certain options, (2) restrictions on transactions imposed by an exchange, (3) trading halts, suspensions or other restrictions imposed with respect to particular classes or series of options or underlying securities, including reaching daily price limits, (4) interruption of the normal operations of the OCC or an exchange, (5) inadequacy of the facilities of an exchange or the OCC to handle current trading volume, or (6) a decision by one or more exchanges to discontinue the trading of options (or a particular class or series of options), in which event the relevant market for that option on that exchange would cease to exist, although any such outstanding options on that exchange would continue to be exercisable in accordance with their terms.

The hours of trading for listed options may not coincide with the hours during which the underlying financial instruments are traded. To the extent that the option markets close before the markets for the underlying financial instruments, significant price and rate movements can take place in the underlying markets that would not be reflected in the corresponding option markets.

OTC options are purchased from or sold to securities dealers, financial institutions or other parties (collectively referred to as “Counterparties” and individually referred to as a “Counterparty”) through a direct bilateral agreement with the Counterparty. In contrast to exchange-listed options, which generally have standardized terms and performance mechanics, all of the terms of an OTC option, including such terms as method of settlement, term, exercise price, premium, guaranties and security, are determined by negotiation of the parties. It is anticipated that the Fund will generally only enter into OTC options that have cash settlement provisions, although it will not be required to do so.

Unless the parties provide for it, no central clearing or guaranty function is currently expected to be involved in an OTC option. As a result, if a Counterparty fails to make or take delivery of the security, currency or other instrument underlying an OTC option it has entered into with the Fund or fails to make a cash settlement payment due in accordance with the terms of that option, the Fund will lose any premium it paid for the option as

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well as any anticipated benefit of the transaction. Thus, the MLP Team must assess the creditworthiness of each such Counterparty or any guarantor or credit enhancement of the Counterparty’s credit to determine the likelihood that the terms of the OTC option will be met. The Fund will enter into OTC option transactions only with U.S. government securities dealers recognized by the Federal Reserve Bank of New York as “primary dealers,” or broker-dealers, domestic or foreign banks, or other financial institutions that the MLP Team deems to be creditworthy. In the absence of a change in the current position of the SEC, OTC options purchased by the Fund and the amount of the Fund’s obligation pursuant to an OTC option sold by the Fund (the cost of the sell-back plus the in-the-money amount, if any) or the value of the assets held to cover such options will be deemed illiquid.

If the Fund sells a call option, it is foregoing its participation in the appreciation in the value of the underlying asset; however, the premium that it receives may serve as a partial hedge, to the extent of the option premium, against an increase in the value of the underlying securities or instruments held by the Fund and may increase the Fund’s income. Similarly, the sale of put options can also provide gains for the Fund.

The Fund may purchase and sell call options on securities that are traded on U.S. and foreign securities exchanges and in the OTC markets, and on securities indexes, currencies and futures contracts. All calls sold by the Fund must be “covered” (that is, the Fund must own the securities or futures contract subject to the call), or must otherwise meet the asset segregation requirements described below for so long as the call is outstanding. Even though the Fund will receive the option premium to help protect it against loss, a call sold by the Fund will expose the Fund during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or instrument and may require the Fund to hold a security or instrument that it might otherwise have sold.

The Fund reserves the right to purchase or sell options on instruments and indexes which may be developed in the future to the extent consistent with applicable law and the Fund’s investment objective and the restrictions set forth herein.

The Fund may purchase and sell put options on securities (whether or not it holds the securities in its portfolio) and on securities indexes, currencies and futures contracts. In selling put options, the Fund faces the risk that it may be required to buy the underlying security at a disadvantageous price above the market price.

Options on Futures Contracts. The Fund may purchase put and call options and write covered put and call options on futures contracts on stock indexes traded on domestic and, to the extent permitted by the CFTC, foreign exchanges, in order to hedge all or a portion of its investments or to increase income or gain and may enter into closing transactions in order to terminate existing positions. There is no guarantee that such closing transactions can be effected. An option on a stock index futures contract, as contrasted with the direct investment in such a contract, gives the purchaser the right, in return for the premium paid, to assume a position in the underlying contract at a specified exercise price at any time on or before the expiration date of the option. Upon exercise of an option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer’s futures margin account. The potential loss related to the purchase of an option on a futures contract is limited to the premium paid for the option (plus transaction costs). While the price of the option is fixed at the point of sale, the value of the option does change daily and the change would be reflected in the NAV of the Fund.

The purchase of an option on a financial futures contract involves payment of a premium for the option without any further obligation on the part of the Fund. If the Fund exercises an option on a futures contract it will be obligated to post initial margin (and potentially variation margin) for the resulting futures position just as it would for any futures position. Futures contracts and options thereon are generally settled by entering into an offsetting transaction, but no assurance can be given that a position can be offset prior to settlement or that delivery will occur.

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Risk Factors. Derivatives have special risks associated with them, including possible default by the counterparty to the transaction, illiquidity and, to the extent NFALLC’s and the MLP Team’s views as to certain market movements are incorrect, the risk that the use of the Derivatives could result in losses greater than if they had not been used. Use of put and call options could result in losses to the Fund, force the purchase or sale, as the case may be, of written portfolio securities at inopportune times or for prices higher than (in the case of written put options) or lower than (in the case of written call options) current market values, or cause the Fund to hold a security it might otherwise sell.

The use of futures and options transactions entails certain special risks. In particular, the variable degree of correlation between price movements of futures contracts and price movements in the related securities position of the Fund could create the possibility that losses on the hedging instrument are greater than gains in the value of the Fund’s position. In addition, futures and options markets could be illiquid in some circumstances and certain OTC options could have no markets. As a result, in certain markets, the Fund might not be able to close out a transaction without incurring substantial losses. Although the Fund’s use of futures and options transactions for hedging should tend to minimize the risk of loss due to a decline in the value of the hedged position, at the same time it will tend to limit any potential gain to the Fund that might result from an increase in value of the position. There is also the risk of loss by the Fund of margin deposits in the event of bankruptcy of a broker with whom the Fund has an open position in a futures contract or option thereon. Finally, the daily variation margin requirements for futures contracts create a greater ongoing potential financial risk than would purchases of options, in which case the exposure is limited to the cost of the initial premium. However, because option premiums paid by the Fund are small in relation to the market value of the investments underlying the options, buying options can result in large amounts of leverage. This leverage offered by trading in options could cause the Fund’s NAV to be subject to more frequent and wider fluctuation than would be the case if the Fund did not invest in options.

Because the amount of interest and/or principal payments which the issuer of indexed securities is obligated to make is linked to the prices of other securities, securities indexes, currencies, or other financial indicators, such payments may be significantly greater or less than payment obligations in respect of other types of debt securities. As a result, an investment in indexed securities may be considered speculative. Moreover, the performance of indexed securities depends to a great extent on the performance of, and may be more volatile than, the security, currency, or other instrument to which they are indexed, and may also be influenced by interest rate changes in the United States and abroad. At the same time, indexed securities are subject to the credit risks associated with the issuer of the security, and their values may decline substantially if the issuer’s creditworthiness deteriorates.

Losses resulting from the use of Derivatives will reduce the Fund’s NAV, and possibly income, and the losses can be greater than if Derivatives had not been used. See “Risk Factors—Derivatives Risk” in the Prospectus.

Use of Segregated and Other Special Accounts. Use of many Derivatives by the Fund will require, among other things, that the Fund segregate liquid assets with its custodian, or a designated sub-custodian, to the extent the Fund’s obligations are not otherwise “covered” through ownership of the underlying security or financial instrument. In general, either the full amount of any obligation by the Fund to pay or deliver securities or assets must be covered at all times by the securities or instruments required to be delivered, or, subject to any regulatory restrictions, an amount of liquid assets at least equal to the current amount of the obligation must be segregated with the custodian or subcustodian in accordance with established procedures. The segregated assets cannot be sold or transferred unless equivalent assets are substituted in their place or it is no longer necessary to segregate them. A call option on securities written by the Fund, for example, will require the Fund to hold the securities subject to the call (or securities convertible into the needed securities without additional consideration) or to segregate liquid high grade debt obligations sufficient to purchase and deliver the securities if the call is exercised. A call option sold by the Fund on an index will require the Fund to own portfolio securities that correlate with the index or to segregate liquid high grade debt obligations equal to the excess of the index value

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over the exercise price on a current basis. A put option on securities written by the Fund will require the Fund to segregate liquid high grade debt obligations equal to the exercise price.

OTC options entered into by the Fund, including those on securities, financial instruments or indexes, and OCC-issued and exchange-listed index options will generally provide for cash settlement, although the Fund will not be required to do so. As a result, when the Fund sells these instruments it will segregate an amount of assets equal to its obligations under the options. OCC-issued and exchange-listed options sold by the Fund other than those described above generally settle with physical delivery, and the Fund will segregate an amount of assets equal to the full value of the option. OTC options settling with physical delivery or with an election of either physical delivery or cash settlement will be treated the same as other options settling with physical delivery.

In the case of a futures contract or an option on a futures contract, the Fund must deposit the initial margin and, in some instances, the daily variation margin in addition to segregating liquid assets sufficient to meet its obligations to purchase or provide securities or currencies, or to pay the amount owed at the expiration of an index-based futures contract. The Fund will accrue the net amount of the excess, if any, of its obligations relating to swaps over its entitlements with respect to each swap on a daily basis and will segregate with its custodian, or designated sub-custodian, an amount of liquid assets having an aggregate value equal to at least the accrued excess. Caps, floors and collars require segregation of liquid assets with a value equal to the Fund’s net obligation, if any.

Derivatives may be covered by means other than those described above when consistent with applicable regulatory policies. The Fund may also enter into offsetting transactions so that its combined position, coupled with any segregated assets, equals its net outstanding obligation in related Derivatives. The Fund could purchase a put option, for example, if the strike price of that option is the same or higher than the strike price of a put option sold by the Fund. Moreover, instead of segregating assets if it holds a futures contract or forward contract, the Fund could purchase a put option on the same futures contract or forward contract with a strike price as high or higher than the price of the contract held. Other derivatives may also be offset in combinations. If the offsetting transaction terminates at the time of or after the primary transaction, no segregation is required, but if it terminates prior to that time, assets equal to any remaining obligation would need to be segregated.

Other Investment Companies

The Fund may invest in other investment companies, the assets of which consist primarily of securities issued by MLPs in the energy sector. Such investments are not expected to offer the same tax benefits of directly investing in MLPs. The Fund will consider its investment in underlying investment companies when determining its compliance with its policy to invest at least 80% of its Managed Assets in Energy MLPs of any market capitalization.

The Fund may invest in securities of other open- or closed-end investment companies, including ETFs that invest primarily in MLP entities in which the Fund may invest directly, to the extent that such investments are consistent with the Fund’s investment objective and policies and are permissible under the 1940 Act. The 1940 Act imposes the following restrictions on investments in other investment companies: (i) the Fund may not purchase more than 3% of the total outstanding voting stock of another investment company; (ii) the Fund may not invest more than 5% of its total assets in securities issued by another investment company; and (iii) the Fund may not invest more than 10% of its total assets in securities issued by other investment companies. These limitations do not apply to the purchase of shares of any investment company (i) in connection with a merger, consolidation, reorganization or acquisition of substantially all the assets of another investment company or (ii) pursuant to any exemption granted under the 1940 Act.

The Fund may invest in other investment companies either during periods when it has large amounts of uninvested cash, such as the period shortly after the Fund receives the proceeds of the offering of its Common Shares, during periods when there is a shortage of attractive MLP securities available in the market, or when the

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MLP Team believes share prices of other investment companies offer attractive values. The Fund may invest in investment companies that are advised by the MLP Team or its affiliates to the extent permitted by applicable law and/or pursuant to exemptive relief from the SEC. The Fund has not applied for, and currently does not intend to apply for, such exemptive relief, but reserves the right to do so in the future. As a stockholder in an investment company, the Fund would indirectly bear its proportionate share of the advisory fees and other operating expenses of such investment company, and would remain subject to payment of the Fund’s management fees and other expenses with respect to assets so invested. Stockholders would therefore be subject to duplicative expenses to the extent the Fund invests in other investment companies. The MLP Team will take expenses into account when evaluating the investment merits of an investment in an investment company relative to available investments in other securities. In addition, the securities of other investment companies may also be leveraged and will therefore be subject to the same leverage risks described in the Prospectus and herein. The NAV and market value of leveraged shares will be more volatile and the yield to stockholders will tend to fluctuate more than the yield generated by unleveraged shares. Other investment companies may have investment policies that differ from those of the Fund. In addition, to the extent the Fund invests in other investment companies, the Fund will be dependent upon the investment and research abilities of persons other than NFALLC and the MLP Team.

Non-U.S. Issuers

Investing in the securities of foreign issuers involves special considerations which are not typically associated with investing in the securities of U.S. issuers. Investments in securities of foreign issuers may involve risks arising from differences between U.S. and foreign securities markets, including less volume, much greater price volatility in and illiquidity of certain foreign securities markets, different trading and settlement practices and less governmental supervision and regulation, from changes in currency exchange rates, from high and volatile rates of inflation, from economic, social and political conditions such as wars, terrorism, civil unrest and uprisings, and, as with domestic multinational corporations, from fluctuating interest rates.

There may be less publicly-available information about a foreign issuer than about a U.S. issuer, and foreign issuers may not be subject to the same accounting, auditing and financial record-keeping standards and requirements as U.S. issuers. In particular, the assets and profits appearing on the financial statements of an emerging market country issuer may not reflect its financial position or results of operations in the way they would be reflected had the financial statements been prepared in accordance with U.S. generally accepted accounting principles. In addition, for an issuer that keeps accounting records in local currency, inflation accounting rules may require, for both tax and accounting purposes, that certain assets and liabilities be restated on the issuer’s balance sheet in order to express items in terms of currency of constant purchasing power. Inflation accounting may indirectly generate losses or profits. Consequently, financial data may be materially affected by restatements for inflation and may not accurately reflect the real condition of those issuers and securities markets. Finally, in the event of a default in any such foreign obligations, it may be more difficult for the Fund to obtain or enforce a judgment against the issuers of such obligations.

Other investment risks include the possible imposition of foreign withholding taxes on certain amounts of the Fund’s income, the possible seizure or nationalization of foreign assets and the possible establishment of exchange controls, expropriation, confiscatory taxation, other foreign governmental laws or restrictions which might affect adversely payments due on securities held by the Fund, the lack of extensive operating experience of eligible foreign subcustodians and legal limitations on the ability of the Fund to recover assets held in custody by a foreign subcustodian in the event of the subcustodian’s bankruptcy.

There generally is less governmental supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. For example, there may be no comparable provisions under certain foreign laws to insider trading and similar investor protection securities laws that apply with respect to securities transactions consummated in the United States. Further, brokerage commissions and other transaction costs on foreign securities exchanges generally are higher than in the United States.

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In some countries, banks or other financial institutions may constitute a substantial number of the leading companies or companies with the most actively traded securities. The 1940 Act limits the Fund’s ability to invest in any equity security of an issuer which, in its most recent fiscal year, derived more than 15% of its revenues from “securities related activities,” as defined by the rules thereunder. These provisions may also restrict the Fund’s investments in certain foreign banks and other financial institutions.

Foreign markets have different clearance and settlement procedures, and in certain markets there have been times when settlements have failed to keep pace with the volume of securities transactions, making it difficult to conduct such transactions. Further, satisfactory custodial services for investment securities may not be available in some countries having smaller, emerging capital markets, which may result in the Fund incurring additional costs and delays in transporting such securities outside such countries. Delays in settlement or other problems could result in periods when assets of the Fund are uninvested and no return is earned thereon. The inability of the Fund to make intended security purchases due to settlement problems or the risk of intermediary counterparty failures could cause the Fund to forego attractive investment opportunities. The inability to dispose of a portfolio security due to settlement problems could result either in losses to the Fund due to subsequent declines in the value of such portfolio security or, if the Fund has entered into a contract to sell the security, could result in possible liability to the purchaser.

Rules adopted under the 1940 Act permit the Fund to maintain its foreign securities and cash in the custody of certain eligible non-U.S. banks and securities depositories. Certain banks in foreign countries may not be “eligible sub-custodians,” as defined in the 1940 Act, for the Fund, in which event the Fund may be precluded from purchasing securities in certain foreign countries in which it otherwise would invest or which may result in the Fund’s incurring additional costs and delays in providing transportation and custody services for such securities outside of such countries. The Fund may encounter difficulties in effecting on a timely basis portfolio transactions with respect to any securities of issuers held outside their countries. Other banks that are eligible foreign sub-custodians may be recently organized or otherwise lack extensive operating experience. In addition, in certain countries there may be legal restrictions or limitations on the ability of the Fund to recover assets held in custody by foreign sub-custodians in the event of the bankruptcy of the sub-custodian.

Certain of the risks associated with international investments and investing in smaller capital markets are heightened for investments in emerging market countries. For example, some of the currencies of emerging market countries have experienced devaluation relative to the U.S. dollar, and major adjustments have been made periodically in certain of such currencies. Certain of such countries face serious exchange constraints. In addition, governments of many emerging market countries have exercised and continue to exercise substantial influence over many aspects of the private sector. In certain cases, the government owns or controls many companies. Accordingly, government actions in the future could have a significant effect on economic conditions in developing countries which could affect private sector companies and consequently, the value of certain securities held in the Fund’s portfolio.

Investment in certain emerging market securities is restricted or controlled to varying degrees which may at times limit or preclude investment in certain emerging market securities and increase the costs and expenses of the Fund. Certain emerging market countries require governmental approval prior to investments by foreign persons, limit the amount of investment by foreign persons in a particular issuer, limit the investment by foreign persons only to a specific class of securities of an issuer that may have less advantageous rights than other classes, restrict investment opportunities in issuers in industries deemed important to national interests and/or impose additional taxes on foreign investors. For a discussion of the U.S. federal income tax consequences applicable to foreign investors, see “Tax Matters.”

The manner in which foreign investors may invest in companies in certain emerging market countries, as well as limitations on such investments, also may have an adverse impact on the operations of the Fund. For example, the Fund may be required in some countries to invest initially through a local broker or other entity and then have

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the shares purchased re-registered in the name of the Fund. Re-registration may in some instances not occur on a timely basis, resulting in a delay during which the Fund may be denied certain of its rights as an investor.

Certain emerging market countries may require governmental approval for the repatriation of investment income, capital or the proceeds of sales of securities by foreign investors which could adversely affect the Fund. In addition, if a deterioration occurs in the country’s balance of payments, it could impose temporary restrictions on foreign capital remittances. Investing in local markets in emerging market countries may require the Fund to adopt special procedures, seek local government approvals or take other actions, each of which may involve additional costs to the Fund.

With respect to investments in certain emerging market countries, different legal standards may have an adverse impact on the Fund. For example, while the potential liability of a shareholder in a U.S. corporation with respect to acts of the corporation is generally limited to the amount of the shareholder’s investment, the notion of limited liability is less clear in certain emerging market countries. Similarly, the rights of investors in emerging market companies may be more limited than those of shareholders of U.S. corporations.

Certain markets are in only the earliest stages of development. There is also a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries, as well as a high concentration of investors and financial intermediaries. Many of such markets also may be affected by developments with respect to more established markets in the region. Brokers in emerging market countries typically are fewer in number and less capitalized than brokers in the United States. These factors, combined with the U.S. regulatory requirements for investment companies and the restrictions on foreign investment, result in potentially fewer investment opportunities for the Fund and may have an adverse impact on the investment performance of the Fund.

Depositary Receipts

The Fund’s investments in non-U.S. issuers may include investment in depositary receipts, including American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”), and Global Depositary Receipts (“GDRs”). U.S. dollar-denominated ADRs, which are traded in the United States on exchanges or over-the-counter, are issued by domestic banks. ADRs represent the right to receive securities of foreign issuers deposited in a domestic bank or a correspondent bank. ADRs do not eliminate all the risk inherent in investing in the securities of foreign issuers. However, by investing in ADRs rather than directly in foreign issuers’ stock, the Fund can avoid currency risks during the settlement period for either purchases or sales. In general, there is a large, liquid market in the United States for many ADRs. The information available for ADRs is subject to the accounting, auditing and financial reporting standards of the domestic market or exchange on which they are traded, which standards are more uniform and more exacting than those to which many foreign issuers may be subject. The Fund also may invest in EDRs, GDRs, and in other similar instruments representing securities of foreign companies. EDRs and GDRs are securities that are typically issued by foreign banks or foreign trust companies, although U.S. banks or U.S. trust companies may issue them. EDRs and GDRs are structured similarly to the arrangements of ADRs. EDRs, in bearer form, are designed for use in European securities markets and are not necessarily denominated in the currency of the underlying security.

Certain depositary receipts, typically those denominated as unsponsored, require the holders thereof to bear most of the costs of the facilities while issuers of sponsored facilities normally pay more of the costs thereof. The depository of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited securities or to pass through the voting rights to facility holders in respect to the deposited securities, whereas the depository of a sponsored facility typically distributes shareholder communications and passes through voting rights.

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Hedging Techniques

In certain market environments, the Fund anticipates it will use various hedging techniques consistent with its top-down investment style with the goal of enhancing its total return over the longer term. In those circumstances, the Fund will seek to mitigate key risks associated with investments in MLPs including equity securities risk, interest rate risk, commodity price risk and regulatory risk, which, among other factors, could adversely affect market valuations of specific securities or certain sectors of the energy MLP market place, or the overall portfolio. In turn, such risks could adversely effect the secondary market price of the Fund’s shares. To execute its hedging operations, the Fund may sell call options, buy call or put options, invest in structured notes or exchange-traded notes or use other derivatives developed in the future. Certain of the potential hedging techniques are discussed in the following paragraphs. The Fund’s use of hedging techniques will be market driven and discretionary, based primarily upon the proprietary analytical methods and qualitative judgments of the MLP Team coupled with the oversight of NFALLC. There can be no assurance that the hedging techniques, as they may be developed and implemented by the Fund, will be successful in mitigating risk or achieving the goal of enhancing the Fund’s risk-adjusted total return over the longer term.

The Fund may sell call options on a portion of the Fund’s portfolio of equity securities and on MLP-based securities indices or certain exchange-traded notes. The extent of the Fund’s equity call option selling activity (which may at times be little or none, and at other times, may be on a substantial portion of the Fund’s Managed Assets) will depend on market conditions and an ongoing assessment of the attractiveness (from a risk-adjusted total return standpoint) of selling call options. Generally, the Fund does not intend to sell call options for the express purpose of generating option premiums to enhance distributions to shareholders. To seek to hedge a portion of the Fund’s equity securities risk or individual security price risk, the Fund may buy call or put options on a portion of the Fund’s portfolio of equity securities and on MLP-based securities indices or certain exchange-traded notes. To seek to hedge a portion of the Fund’s commodity market risk, the Fund may buy put or call options on energy commodity futures.

The Fund’s use of derivatives such as the purchase of put or call options may generate costs that would reduce the Fund’s NAV. These capital costs may be offset over time by gains generated from hedging. The potential to achieve such gains will depend largely on the MLP Team’s investment capabilities in executing the Fund’s hedging techniques.

New Securities and Other Investment Techniques

New types of securities and other investment and hedging practices are developed from time to time. The MLP Team expects, consistent with the Fund’s investment objective and policies, to invest in such new types of securities and to engage in such new types of investment practices if the MLP Team believes that these investments and investment techniques may assist the Fund in achieving its investment objective. In addition, the MLP Team may use investment techniques and instruments that are not specifically described herein.

Short-Term Debt Securities; Temporary Defensive Position; Invest-Up Period

During the period in which the net proceeds of the offering of Common Shares are being invested, the proceeds from the issuance of preferred shares, if any, commercial paper or notes and/or other borrowings are being invested, or during periods in which NFALLC or the MLP Team determines that it is temporarily unable to follow the Fund’s investment strategy or that it is impractical to do so, the Fund may deviate from its investment strategy and invest all or any portion of its Managed Assets in cash and cash equivalents. NFALLC or the MLP Team’s determination that it is temporarily unable to follow the Fund’s investment strategy or that it is impracticable to do so will generally occur only in situations in which a market disruption event has occurred and where trading in the securities selected through application of the Fund’s investment strategy is extremely limited or absent. In such a case, the Fund may not pursue or achieve its investment objective.

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Cash and cash equivalents are defined to include, without limitation, the following:

(1) Non-U.S. government securities which have received the highest investment-grade credit rating and U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the U.S. Treasury or by U.S. Government agencies or instrumentalities. U.S. government agency securities include securities issued by (a) the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration and the Government National Mortgage Association, whose securities are supported by the full faith and credit of the United States; (b) the Federal Home Loan Banks, Federal Intermediate Credit Banks, and the Tennessee Valley Authority, whose securities are supported by the right of the agency to borrow from the U.S. Treasury; (c) the Federal National Mortgage Association, whose securities are supported by the discretionary authority of the U.S. Government to purchase certain obligations of the agency or instrumentality; and (d) the Student Loan Marketing Association, whose securities are supported only by its credit. While the U.S. Government provides financial support to such U.S. Government-sponsored agencies or instrumentalities, no assurance can be given that it always will do so since it is not so obligated by law. The U.S. Government, its agencies and instrumentalities do not guarantee the market value of their securities. Consequently, the value of such securities may fluctuate.

(2) Certificates of deposit issued against funds deposited in a bank or a savings and loan association. Such certificates are for a definite period of time, earn a specified rate of return, and are normally negotiable. The issuer of a certificate of deposit agrees to pay the amount deposited plus interest to the bearer of the certificate on the date specified thereon. Under current Federal Deposit Insurance Corporation regulations, the maximum insurance payable as to any one certificate of deposit is $250,000; therefore, certificates of deposit purchased by the Fund may not be fully insured.

(3) Commercial paper, which consists of short-term unsecured promissory notes, including variable rate master demand notes issued by corporations to finance their current operations. Investments in commercial paper will be limited to commercial paper rated in the highest categories by an NRSRO and which mature within one year of the date of purchase or carry a variable rate of interest. Master demand notes are direct lending arrangements between the Fund and a corporation. There is no secondary market for such notes. However, they are redeemable by the Fund at any time. The MLP Team will consider the financial condition of the corporation (e.g., earning power, cash flow, and other liquidity measures) and will continuously monitor the corporation’s ability to meet all of its financial obligations, because the Fund’s liquidity might be impaired if the corporation were unable to pay principal and interest on demand.

(4) The Fund may invest in bankers’ acceptances, which are short-term credit instruments used to finance commercial transactions. Generally, an acceptance is a time draft drawn on a bank by an exporter or an importer to obtain a stated amount of funds to pay for specific merchandise. The draft is then “accepted” by a bank that, in effect, unconditionally guarantees to pay the face value of the instrument on its maturity date. The acceptance may then be held by the accepting bank as an asset or it may be sold in the secondary market at the going rate of interest for a specific maturity.

(5) The Fund may invest in bank time deposits, which are monies kept on deposit with banks or savings and loan associations for a stated period of time at a fixed rate of interest. There may be penalties for the early withdrawal of such time deposits, in which case the yields of these investments will be reduced.

(6) The Fund may invest in shares of money market funds in accordance with the provisions of the 1940 Act, the rules thereunder and interpretations thereof.

SEGREGATION OF ASSETS

As a closed-end investment company registered with the SEC, the Fund is subject to the federal securities laws, including the 1940 Act, the rules thereunder, and various interpretive provisions of the SEC and its staff. In accordance with these laws, rules and positions, the Fund must “set aside” (often referred to as “asset

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segregation”) liquid assets, or engage in other SEC or staff-approved measures, to “cover” open positions with respect to certain kinds of derivatives instruments. In the case of forward currency contracts that are not contractually required to cash settle, for example, the Fund must set aside liquid assets equal to such contracts’ full notional value while the positions are open. With respect to forward currency contracts that are contractually required to cash settle, however, the Fund is permitted to set aside liquid assets in an amount equal to the Fund’s daily marked-to-market net obligations (i.e., the Fund’s daily net liability) under the contracts, if any, rather than such contracts’ full notional value. The Fund reserves the right to modify its asset segregation policies in the future to comply with any changes in the positions from time to time articulated by the SEC or its staff regarding asset segregation.

To the extent that the Fund uses its assets to cover its obligations as required by the 1940 Act, the rules thereunder, and applicable positions of the SEC and its staff, such assets may not be used to cover other obligations. As a result of their segregation, such assets may not be used for other operational purposes. NFALLC will monitor the Fund’s use of derivatives and will take action as necessary for the purpose of complying with the asset segregation policy stated above. Such actions may include the sale of the Fund’s portfolio investments.

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MANAGEMENT OF THE FUND

Trustees and Officers

The management of the Fund, including general supervision of the duties performed for the Fund under the Investment Management Agreement (as defined under “Investment Adviser, Sub-Adviser and Portfolio Managers—Investment Management Agreement and Related Fees”), is the responsibility of the Board. The number of trustees of the Fund is eleven, one of whom is an “interested person” (as the term “interested person” is defined in the 1940 Act) and ten of whom are not interested persons (referred to herein as “independent trustees”). None of the independent trustees has ever been a director, trustee or employee of, or consultant to, Nuveen Investments, NFALLC, ARI, or their affiliates. The Board is divided into three classes, Class I, Class II and Class III, the Class I trustees serving until the 2021 annual meeting, the Class II trustees serving until the 2020 annual meeting and the Class III trustees serving until the 2018 annual meeting, in each case until their respective successors are elected and qualified, as described below. Currently, William C. Hunter, Judith M. Stockdale, Carole E. Stone and Margaret L. Wolff are slated in Class I, John K. Nelson, Terence J. Toth and Robert L. Young are slated in Class II, and Margo L. Cook, Jack B. Evans, Albin F. Moschner and William J. Schneider are slated in Class III. If the Fund has preferred shares outstanding, two of the Fund’s trustees will be elected by the holders of such preferred shares, voting separately as a class. The remaining trustees of the Fund are elected by holders of Common Shares and preferred shares, voting separately as a class. In the event that the Fund fails to pay dividends on outstanding preferred shares for two years, holders of preferred shares are entitled to elect a majority of trustees of the Fund. The officers of the Fund serve annual terms through August of each year and are elected on an annual basis. The names, business addresses and years of birth of the trustees and officers of the Fund, their principal occupations and other affiliations during the past five years, the number of portfolios each oversees and other directorships they hold are set forth below. Except as noted in the table below, the trustees of the Fund are directors or trustees, as the case may be, of 175 Nuveen-sponsored registered investment companies (the “Nuveen Funds”), which includes 89 open-end mutual funds (the “Nuveen Mutual Funds”), 75 closed-end funds and 11 NuShares ETFs.

Name, Business Address and Year of Birth	Position(s) Held with Fund	Term of Office and Length of Time Served with Funds in the Fund Complex	Principal Occupation(s) During Past Five Years	Number of Portfolios in Fund Complex Overseen By Trustee	Other Directorships Held by Trustee During Past Five Years
Independent Trustees:
William J. Schneider 333 West Wacker Drive Chicago, IL 60606 (1944)	Chairman of the Board* and Trustee	Term—Class III Length of Service— Since 1996	Chairman of Miller-Valentine Partners, a real estate investment company; Board Member, WDPR Public Radio; formerly, Senior Partner and Chief Operating Officer (retired 2004) of Miller-Valentine Group; formerly, Director Dayton Development Coalition; formerly, Board Member, Business Advisory Council, Cleveland Federal Reserve Bank and University or Dayton Business School Advisory Council.	175	None

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Name, Business Address and Year of Birth	Position(s) Held with Fund	Term of Office and Length of Time Served with Funds in the Fund Complex	Principal Occupation(s) During Past Five Years	Number of Portfolios in Fund Complex Overseen By Trustee	Other Directorships Held by Trustee During Past Five Years
Jack B. Evans 333 West Wacker Drive Chicago, IL 60606 (1948)	Trustee	Term—Class III Length of Service— Since 1999	President, The Hall- Perrine Foundation, a private philanthropic corporation (since 1996); Director, Public Member, American Board of Orthopaedic Surgery (since 2015); Life Trustee of Coe College and the Iowa College Foundation; formerly, Director, Federal Reserve Bank of Chicago; formerly, President and Chief Operating Officer, SCI Financial Group, Inc., a regional financial services firm; formerly, Member and President Pro Tem of the Board of Regents for the State of Iowa University System; formerly, Director, The Gazette Company.	175	Director and Chairman, United Fire Group, a publicly held company; formerly, Director, Alliant Energy.

William C. Hunter 333 West Wacker Drive Chicago, IL 60606 (1948)	Trustee	Term—Class I Length of Service— Since 2003	Dean Emeritus, formerly, Dean (2006-2012), Tippie College of Business, University of Iowa; past Director (2005-2015) and past President (2010-2014) of Beta Gamma Sigma, Inc., The International Business Honor Society; formerly, Director (1997-2007), Credit Research Center at Georgetown University; formerly, Dean and Distinguished Professor of Finance (2003-2006), School of Business at the University of Connecticut; previously, Senior Vice President and Director of Research (1995-2003) at the Federal Reserve Bank of Chicago.	175	Director of Wellmark, Inc. (since 2009); Director (since 2004) of Xerox Corporation.

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Name, Business Address and Year of Birth	Position(s) Held with Fund	Term of Office and Length of Time Served with Funds in the Fund Complex	Principal Occupation(s) During Past Five Years	Number of Portfolios in Fund Complex Overseen By Trustee	Other Directorships Held by Trustee During Past Five Years
Albin F. Moschner 333 West Wacker Drive Chicago, IL 60606 (1952)	Trustee	Term—Class III Length of Service— Since 2016	Founder and Chief Executive Officer, Northcroft Partners, LLC, a management consulting firm (since 2012); previously, held positions at Leap Wireless International, Inc., including Consultant (2011-2012), Chief Operating Officer (2008-2011) and Chief Marketing Officer (2004-2008); formerly, President, Verizon Card Services division of Verizon Communications, Inc. (2000-2003); formerly, President, One Point Services at One Point Communications (1999-2000); formerly, Vice Chairman of the Board, Diba, Incorporated (1996-1997); formerly, various executive positions with Zenith Electronics Corporation (1991-1996).	175	Director, USA Technologies, Inc., a provider of solutions and services to facilitate electronic payment transactions (since 2012); formerly, Director, Wintrust Financial Corporation (1996-2016).

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Name, Business Address and Year of Birth	Position(s) Held with Fund	Term of Office and Length of Time Served with Funds in the Fund Complex	Principal Occupation(s) During Past Five Years	Number of Portfolios in Fund Complex Overseen By Trustee	Other Directorships Held by Trustee During Past Five Years
John K. Nelson 333 West Wacker Drive Chicago, IL 60606 (1962)	Trustee	Term—Class II Length of Service— Since 2013	Member of Board of Directors of Core12 LLC (since 2008), a private firm which develops branding, marketing and communications strategies for clients; Director of The Curran Center for Catholic American Studies (since 2009) and The President’s Council, Fordham University (since 2010); formerly, senior external advisor to the financial services practice of Deloitte Consulting LLP (2012- 2014); former Chairman of the Board of Trustees of Marian University (2010-2014 as trustee, 2011-2014 as Chairman); formerly, Chief Executive Officer of ABN AMRO N.V. North America, and Global Head of its Financial Markets Division (2007-2008); prior senior positions held at ABN AMRO include Corporate Executive Vice President and Head of Global Markets—the Americas (2006-2007), CEO of Wholesale Banking—North America and Global Head of Foreign Exchange and Futures Markets (2001-2006), and Regional Commercial Treasurer and Senior Vice President Trading—North America (1996- 2001); formerly, Trustee at St. Edmund Preparatory School in New York City.	175	None

Judith M. Stockdale 333 West Wacker Drive Chicago, IL 60606 (1947)	Trustee	Term—Class I Length of Service— Since 1997	Board Member of the U.S. Endowment for Forestry and Communities (since 2013); Board Member of the Land Trust Alliance; formerly, Executive Director (1994-2012), Gaylord and Dorothy Donnelley Foundation; prior thereto, Executive Director, Great Lakes Protection Fund (1990-1994).	175	None

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Name, Business Address and Year of Birth	Position(s) Held with Fund	Term of Office and Length of Time Served with Funds in the Fund Complex	Principal Occupation(s) During Past Five Years	Number of Portfolios in Fund Complex Overseen By Trustee	Other Directorships Held by Trustee During Past Five Years
Carole E. Stone 333 West Wacker Drive Chicago, IL 60606 (1947)	Trustee	Term—Class I Length of Service— Since 2007	Former Director, Chicago Board Options Exchange (2006-2017); and C2 Options Exchange, Incorporated (2009-2017); formerly, Commissioner, New York State Commission on Public Authority Reform (2005-2010).	175	Director, CBOE Global Markets, Inc., formerly, CBOE Holdings, Inc. (since 2010).

Terence J. Toth 333 West Wacker Drive Chicago, IL 60606 (1959)	Trustee	Term—Class II Length of Service— Since 2008	Formerly, Co-Founding Partner, Promus Capital (2008-2017); Director of Fulcrum IT Service LLC (since 2010) and Quality Control Corporation (since 2012); formerly, Director, LogicMark LLC (2012-2016); formerly, Director, Legal & General Investment Management America, Inc. (2008-2013); formerly, CEO and President, Northern Trust Global Investments (2004-2007); Executive Vice President, Quantitative Management & Securities Lending (2000-2004); prior thereto, various positions with Northern Trust Company (since 1994); Member of Catalyst Schools of Chicago Board (since 2008) and Mather Foundation Board (since 2012) and is Chair of its Investment Committee; formerly, Member, Chicago Fellowship Board (2005-2016); formerly, Member, Northern Trust Mutual Funds Board (2005-2007), Northern Trust Global Investments Board (2004-2007), Northern Trust Japan Board (2004-2007), Northern Trust Securities Inc. Board (2003-2007) and Northern Trust Hong Kong Board (1997-2004).	175	None

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Name, Business Address and Year of Birth	Position(s) Held with Fund	Term of Office and Length of Time Served with Funds in the Fund Complex	Principal Occupation(s) During Past Five Years	Number of Portfolios in Fund Complex Overseen By Trustee	Other Directorships Held by Trustee During Past Five Years
Margaret L. Wolff 333 West Wacker Drive Chicago, IL 60606 (1955)	Trustee	Term—Class I Length of Service— Since 2016	Formerly, Of Counsel (2005-2014), Skadden, Arps, Slate, Meagher & Flom LLP (Mergers & Acquisitions Group); Member of the Board of Trustees of New York-Presbyterian Hospital (since 2005); Member (since 2004) and Chair (since 2015) of the Board of Trustees of The John A. Hartford Foundation (a philanthropy dedicated to improving the care of older adults); formerly, Member (2005-2015) and Vice Chair (2011- 2015) of the Board of Trustees of Mt. Holyoke College.	175	Formerly Member of the Board of Directors (2013-2017) of Travelers Insurance Company of Canada and The Dominion of Canada General Insurance Company (each, a part of Travelers Canada, the Canadian operation of The Travelers Companies, Inc.).

Robert L. Young** 333 West Wacker Drive Chicago, IL 60606 (1963)	Trustee	Term—Class II Length of Service— Since 2017	Formerly, Chief Operating Officer and Director, J.P. Morgan Investment Management Inc. (2010-2016); formerly, President and Principal Executive Officer (2013-2016), and Senior Vice President and Chief Operating Officer (2005-2010), of J.P. Morgan Funds; formerly, Director and various officer positions for J.P. Morgan Investment Management Inc. (formerly, JPMorgan Funds Management, Inc. and formerly, One Group Administrative Services) and JPMorgan Distribution Services, Inc. (formerly, One Group Dealer Services, Inc.) (1999-2017).	173	None

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Name, Business Address and Year of Birth	Position(s) Held with Fund	Term of Office and Length of Time Served with Funds in the Fund Complex	Principal Occupation(s) During Past Five Years	Number of Portfolios in Fund Complex Overseen By Trustee	Other Directorships Held by Trustee During Past Five Years
Interested Trustee:
Margo L. Cook*** 333 West Wacker Drive Chicago, IL 60606 (1964)	Trustee	Term—Class III Length of Service— Since 2016	President (since 2017), formerly, Co-President (2016-2017), formerly, Senior Executive Vice President of Nuveen Investments, Inc.; Executive Vice President (since February 2017) of Nuveen, LLC; President (since August 2017), formerly, Co-President (October 2016-August 2017), formerly, Senior Executive Vice President (2015-2016), and formerly, Executive Vice President (2011-2015) of Nuveen Fund Advisors, LLC; President, Global Products and Solutions (since July 2017), and Co-Chief Executive Officer (since 2015), formerly, Co-President, and formerly, Executive Vice President (2013-2015), of Nuveen Securities, LLC; President (since 2017), Nuveen Alternative Investments, LLC; Chartered Financial Analyst.	175	None

*	Terence J. Toth has been appointed Chairman of the Board, to take effect July 1, 2018.
**	Effective July 1, 2017, Mr. Young was appointed as a director or trustee, as the case may be, of each of the Nuveen Funds except the Nuveen Diversified Dividend and Income Fund and Nuveen Real Estate Income Fund.
***	Ms. Cook is an “interested person” of the Fund, as defined in the 1940 Act, by reason of her positions with Nuveen, LLC and certain of its subsidiaries.

OFFICERS OF THE FUND:

Name, Business Address and Year of Birth	Position(s) Held with Fund	Term of Office and Length of Time Served with Funds in the Fund Complex	Principal Occupations Including Other Directorships During Past Five Years	Number of Portfolios in Fund Complex Overseen by Officer
Cedric H. Antosiewicz 333 West Wacker Drive Chicago, IL 60606 (1962)	Chief Administrative Officer	Term—Until August 2018— Length of Service— Since 2007	Senior Managing Director (since January 2017), formerly, Managing Director (2004-2017) of Nuveen Securities LLC; Senior Managing Director (since January 2017), formerly, Managing Director (2014-2017) of Nuveen Fund Advisors, LLC.	75

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Name, Business Address and Year of Birth	Position(s) Held with Fund	Term of Office and Length of Time Served with Funds in the Fund Complex	Principal Occupations Including Other Directorships During Past Five Years	Number of Portfolios in Fund Complex Overseen by Officer
Stephen D. Foy 333 West Wacker Drive Chicago, IL 60606 (1954)	Vice President and Controller	Term—Until August 2018— Length of Service— Since 1993	Managing Director (since 2014), formerly, Senior Vice President (2013-2014) and Vice President (2005-2013) of Nuveen Fund Advisors, LLC; Managing Director (since 2016) of Nuveen Securities, LLC; Managing Director (since 2016) of Nuveen Alternative Investments, LLC; Certified Public Accountant.	175

Nathaniel T. Jones 333 West Wacker Drive Chicago, IL 60606 (1979)	Vice President and Treasurer	Term—Until August 2018— Length of Service— Since 2016	Managing Director (since January 2017), formerly, Senior Vice President (2016-2017), formerly, Vice President (2011-2016) of Nuveen; Chartered Financial Analyst.	175

Walter M. Kelly 333 West Wacker Drive Chicago, IL 60606 (1970)	Vice President and Chief Compliance Officer	Term—Until August 2018— Length of Service— Since 2003	Managing Director (since January 2017), formerly, Senior Vice President (2008-2017) of Nuveen.	175

David J. Lamb 333 West Wacker Drive Chicago, IL 60606 (1963)	Vice President	Term—Until August 2018— Length of Service— Since 2015	Managing Director (since January 2017), formerly, Senior Vice President of Nuveen (2006-2017), Vice President prior to 2006.	75

Tina M. Lazar 333 West Wacker Drive Chicago, IL 60606 (1961)	Vice President	Term—Until August 2018— Length of Service— Since 2002	Managing Director (since January 2017), formerly, Senior Vice President (2014-2017) of Nuveen Securities, LLC.	175

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Name, Business Address and Year of Birth	Position(s) Held with Fund	Term of Office and Length of Time Served with Funds in the Fund Complex	Principal Occupations Including Other Directorships During Past Five Years	Number of Portfolios in Fund Complex Overseen by Officer
Kevin J. McCarthy 333 West Wacker Drive Chicago, IL 60606 (1966)	Vice President and Assistant Secretary	Term—Until August 2018— Length of Service— Since 2007	Senior Managing Director (since February 2017) and Secretary and General Counsel (since 2016) of Nuveen Investments, Inc., formerly, Executive Vice President (2016-2017) and Managing Director and Assistant Secretary (2008-2016); Senior Managing Director (since January 2017) and Assistant Secretary (since 2008) of Nuveen Securities, LLC, formerly Executive Vice President (2016-2017) and Managing Director (2008-2016); Senior Managing Director (since February 2017), Secretary (since 2016) and Co-General Counsel (since 2011) of Nuveen Fund Advisors, LLC, formerly, Executive Vice President (2016-2017), Managing Director, (2008-2016) and Assistant Secretary (2007-2016); Senior Managing Director (since February 2017), Secretary (since 2016) and Associate General Counsel (since 2011) of Nuveen Asset Management, LLC, formerly Executive Vice President (2016-2017) and Managing Director and Assistant Secretary (2011-2016); Senior Managing Director (since February 2017) and Secretary (since 2016) of Nuveen Investments Advisers, LLC, formerly Executive Vice President (2016-2017); Vice President (since 2007) and Secretary (since 2016), formerly, Assistant Secretary, of NWQ Investment Management Company, LLC, Symphony Asset Management LLC, Santa Barbara Asset Management, LLC and Winslow Capital Management, LLC (since 2010); Senior Managing Director (since 2017) and Secretary (since 2016) of Nuveen Alternative Investments, LLC.	175

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Name, Business Address and Year of Birth	Position(s) Held with Fund	Term of Office and Length of Time Served with Funds in the Fund Complex	Principal Occupations Including Other Directorships During Past Five Years	Number of Portfolios in Fund Complex Overseen by Officer
William T. Meyers 333 West Wacker Drive Chicago, IL 60606 (1966)	Vice President	Term—Until August 2018 Length of Service— Since 2018	Senior Managing Director (since 2017), formerly, Managing Director (2016-2017), Senior Vice President (2010-2016) of Nuveen Securities, LLC; Senior Managing Director (since 2017), formerly, Managing Director (2016-2017), Senior Vice President (2010-2016) of Nuveen, has held various positions with Nuveen since 1991.	75

Michael A. Perry 333 West Wacker Drive Chicago, IL 60606 (1967)	Vice President	Term—Until August 2018— Length of Service— Since 2017	Executive Vice President (since February 2017), previously, Managing Director (October 2016-2017), of Nuveen Fund Advisors, LLC; Executive Vice President (since 2017), formerly, Managing Director (2015-2017) of Nuveen Securities and Nuveen Alternative Investments, LLC; formerly, Managing Director (2010-2015) of UBS Securities, LLC.	75

Christopher M. Rohrbacher 333 West Wacker Drive Chicago, IL 60606 (1971)	Vice President and Assistant Secretary	Term—Until August 2018 Length of Service— Since 2008	Managing Director (since February 2017), formerly, Senior Vice President (October 2016-February 2017) and Assistant Secretary (since October 2016) of Nuveen Fund Advisors, LLC; Managing Director (since January 2017) of Nuveen Securities, LLC.	175

William A. Siffermann 333 West Wacker Drive Chicago, IL 60606 (1975)	Vice President	Term—Until August 2018— Length of Service— Since 2017	Managing Director (since February 2017), formerly Senior Vice President (2016-2017) and Vice President (2011-2016) of Nuveen.	175

Joel T. Slager 333 West Wacker Drive Chicago, IL 60606 (1978)	Vice President and Assistant Secretary	Term—Until August 2018 Length of Service— Since 2013	Fund Tax Director for Nuveen Funds (since May, 2013); previously, Vice President of Morgan Stanley Investment Management, Inc., Assistant Treasurer of the Morgan Stanley Funds (2010-2013).	175

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Name, Business Address and Year of Birth	Position(s) Held with Fund	Term of Office and Length of Time Served with Funds in the Fund Complex	Principal Occupations Including Other Directorships During Past Five Years	Number of Portfolios in Fund Complex Overseen by Officer
Mark L. Winget 333 West Wacker Drive Chicago, IL 60606 (1968)	Vice President and Assistant Secretary	Term—Until August 2018 Length of Service— Since 2008	Vice President and Assistant Secretary of Nuveen Securities, LLC (since 2008); Vice President (since 2010) and Associate General Counsel (since 2008) of Nuveen.	175

Gifford R. Zimmerman 333 West Wacker Drive Chicago, IL 60606 (1956)	Vice President and Secretary	Term—Until August 2018 Length of Service— Since 1988	Managing Director (since 2002) and Assistant Secretary of Nuveen Securities, LLC; Managing Director (since 2002), Assistant Secretary (since 1997) and Co-General Counsel (since 2011) of Nuveen Fund Advisors, LLC; Managing Director (since 2004) and Assistant Secretary (since 1994) of Nuveen Investments, Inc.; Managing Director, Assistant Secretary and Associate General Counsel of Nuveen Asset Management, LLC (since 2011); Vice President (since February 2017) Managing Director (2003-2017) and Assistant Secretary (since 2003) of Symphony Asset Management LLC; Managing Director and Assistant Secretary (since 2002) of Nuveen Investments Advisers, LLC; Vice President and Assistant Secretary of NWQ Investment Management Company, LLC, Santa Barbara Asset Management, LLC (since 2006) and of Winslow Capital Management, LLC (since 2010); Chartered Financial Analyst.	175

Board Leadership Structure and Risk Oversight

The Board of Directors or the Board of Trustees (as the case may be, each is referred to hereafter as the “Board” and the trustees or directors of the Nuveen Funds, as applicable, are referred to herein as “Trustees”) oversees the operations and management of the Nuveen Funds, including the duties performed for the Nuveen Funds by NFALLC and each Nuveen Fund’s sub-adviser, as applicable. The Board has adopted a unitary board structure. A unitary board consists of one group of trustees who serve on the board of every Nuveen Fund in the fund complex. In adopting a unitary board structure, the Trustees seek to provide effective governance through establishing a board, the overall composition of which, will, as a body, possess the appropriate skills, independence and experience to oversee the Nuveen Funds’ business. With this overall framework in mind, when the Board, through its Nominating and Governance Committee discussed below, seeks

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nominees for the Board, the Trustees consider, not only the candidate’s particular background, skills and experience, among other things, but also whether such background, skills and experience enhance the Board’s diversity and at the same time complement the Board given its current composition and the mix of skills and experiences of the incumbent Trustees.

The Board believes the unitary board structure enhances good and effective governance, particularly given the nature of the structure of the investment company complex. Funds in the same complex generally are served by the same service providers and personnel and are governed by the same regulatory scheme which raises common issues that must be addressed by the trustees across the fund complex (such as compliance, valuation, liquidity, brokerage, trade allocation or risk management). The Board believes it is more efficient to have a single board review and oversee common policies and procedures which increases the Board’s knowledge and expertise with respect to the many aspects of fund operations that are complex-wide in nature. The unitary structure also enhances the Board’s influence and oversight over NFALLC, ARI and other service providers.

In an effort to enhance the independence of the Board, the Board also has a Chairman that is an independent trustee. The Board recognizes that a chairman can perform an important role in setting the agenda for the Board, establishing the boardroom culture, establishing a point person on behalf of the Board for fund management, and reinforcing the Board’s focus on the long-term interests of shareholders. The Board recognizes that a chairman may be able to better perform these functions without any conflicts of interests arising from a position with fund management. William J. Schneider currently serves as the Independent Chairman of the Board. Effective July 1, 2018, Terence J. Toth will replace Mr. Schneider as the Independent Chairman of the Board. Specific responsibilities of the Chairman include: (i) presiding at all meetings of the Board and of the shareholders; (ii) seeing that all orders and resolutions of the Trustees are carried into effect; and (iii) maintaining records of and, whenever necessary, certifying all proceedings of the Trustees and the shareholders.

Although the Board has direct responsibility over various matters (such as advisory contracts, underwriting contracts and Fund performance), the Board also exercises certain of its oversight responsibilities through several committees that it has established and which report back to the full Board. The Board believes that a committee structure is an effective means to permit Trustees to focus on particular operations or issues affecting the Nuveen Funds, including risk oversight. More specifically, with respect to risk oversight, the Board has delegated matters relating to valuation and compliance to certain committees (as summarized below) as well as certain aspects of investment risk. In addition, the Board believes that the periodic rotation of Trustees among the different committees allows the Trustees to gain additional and different perspectives of the Fund’s operations. The Board has established six standing committees: the Executive Committee, the Dividend Committee, the Closed-End Funds Committee, the Audit Committee, the Compliance, Risk Management and Regulatory Oversight Committee, and the Nominating and Governance Committee. The Board also may from time to time create ad hoc committees to focus on particular issues as the need arises. The membership and functions of the standing committees are summarized below.

The Executive Committee, which meets between regular meetings of the Board, is authorized to exercise all of the powers of the Board. The members of the Executive Committee are William J. Schneider (Chair), Margo L. Cook and Terence J. Toth. During the fiscal year ended November 30, 2017, the Executive Committee did not meet.

The Dividend Committee is authorized to declare distributions on each Nuveen Fund’s shares including, but not limited to, regular and special dividends, capital gains and ordinary income distributions. The members of the Dividend Committee are William C. Hunter (Chair), Albin F. Moschner, Margaret L. Wolff and Terence J. Toth. During the fiscal year ended November 30, 2017, the Dividend Committee met four (4) times.

The Compliance, Risk Management and Regulatory Oversight Committee (the “Compliance Committee”) is responsible for the oversight of compliance issues, risk management and other regulatory matters affecting the Nuveen Funds that are not otherwise the jurisdiction of the other committees. The Board has adopted and periodically reviews policies and procedures designed to address the Nuveen Funds’ compliance and risk matters.

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As part of its duties, the Compliance Committee reviews the policies and procedures relating to compliance matters and recommends modifications thereto as necessary or appropriate to the full Board; develops new policies and procedures as new regulatory matters affecting the Nuveen Funds arise from time to time; evaluates or considers any comments or reports from examinations from regulatory authorities and responses thereto; and performs any special reviews, investigations or other oversight responsibilities relating to risk management, compliance and/or regulatory matters as requested by the Board.

In addition, the Compliance Committee is responsible for risk oversight, including, but not limited to, the oversight of risks related to investments and operations. Such risks include, among other things, exposures to particular issuers, market sectors, or types of securities; risks related to product structure elements, such as leverage; and techniques that may be used to address those risks, such as hedging and swaps. In assessing issues brought to the committee’s attention or in reviewing a particular policy, procedure, investment technique or strategy, the Compliance Committee evaluates the risks to the Nuveen Funds in adopting a particular approach or resolution compared to the anticipated benefits to the Nuveen Funds and their shareholders. In fulfilling its obligations, the Compliance Committee meets on a quarterly basis, and at least once a year in person. The Compliance Committee receives written and oral reports from the Nuveen Funds’ Chief Compliance Officer (“CCO”) and meets privately with the CCO at each of its quarterly meetings. The CCO also provides an annual report to the full Board regarding the operations of the Nuveen Funds’ and other service providers’ compliance programs as well as any recommendations for modifications thereto. The Compliance Committee also receives reports from the investment services group of Nuveen Investments regarding various investment risks. Notwithstanding the foregoing, the full Board also participates in discussions with management regarding certain matters relating to investment risk, such as the use of leverage and hedging. The investment services group therefore also reports to the full Board at its quarterly meetings regarding, among other things, Fund performance and the various drivers of such performance. Accordingly, the Board directly and/or in conjunction with the Compliance Committee oversees matters relating to investment risks. Matters not addressed at the committee level are addressed directly by the full Board. The committee operates under a written charter adopted and approved by the Board. The members of the Compliance Committee are Albin F. Moschner, John K. Nelson (Chair), Judith M. Stockdale, Margaret L. Wolff and Robert L. Young. During the fiscal year ended November 30, 2017, the Compliance Committee met seven (7) times.

The Audit Committee assists the Board in the oversight and monitoring of the accounting and reporting policies, processes and practices of the Nuveen Funds, and the audits of the financial statements of the Nuveen Funds; the quality and integrity of the financial statements of the Nuveen Funds; the Nuveen Funds’ compliance with legal and regulatory requirements relating to the Nuveen Funds’ financial statements; the independent auditors’ qualifications, performance and independence; and the pricing procedures of the Nuveen Funds and the internal valuation group of Nuveen. It is the responsibility of the Audit Committee to select, evaluate and replace any independent auditors (subject only to Board and, if applicable, shareholder ratification) and to determine their compensation. The Audit Committee is also responsible for, among other things, overseeing the valuation of securities comprising the Nuveen Funds’ portfolios. Subject to the Board’s general supervision of such actions, the Audit Committee addresses any valuation issues, oversees the Nuveen Funds’ pricing procedures and actions taken by Nuveen’s internal valuation group which provides regular reports to the committee, reviews any issues relating to the valuation of the Nuveen Funds’ securities brought to its attention and considers the risks to the Nuveen Funds in assessing the possible resolutions to these matters. The Audit Committee also may consider any financial risk exposures for the Nuveen Funds in conjunction with performing its functions.

To fulfill its oversight duties, the Audit Committee receives annual and semi-annual reports and has regular meetings with the external auditors for the Nuveen Funds and NFALLC’s internal audit group at Nuveen Investments. The Audit Committee also may review in a general manner the processes the Board or other Board committees have in place with respect to risk assessment and risk management as well as compliance with legal and regulatory matters relating to the Nuveen Funds’ financial statements. The committee operates under a written charter adopted and approved by the Board. Members of the Audit Committee shall be independent (as set forth in the charter) and free of any relationship that, in the opinion of the Trustees, would interfere with their

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exercise of independent judgment as an Audit Committee member. The members of the Audit Committee are Jack B. Evans (Chair), William C. Hunter, John K. Nelson, Carole E. Stone and Terence J. Toth, each of whom is an Independent Trustee of the Nuveen Funds. During the fiscal year ended November 30, 2017, the Audit Committee met four (4) times.

The Nominating and Governance Committee is responsible for seeking, identifying and recommending to the Board qualified candidates for election or appointment to the Board. In addition, the Nominating and Governance Committee oversees matters of corporate governance, including the evaluation of Board performance and processes, the assignment and rotation of committee members, and the establishment of corporate governance guidelines and procedures, to the extent necessary or desirable, and matters related thereto. Although the unitary and committee structure has been developed over the years and the Nominating and Governance Committee believes the structure has provided efficient and effective governance, the committee recognizes that as demands on the Board evolve over time (such as through an increase in the number of funds overseen or an increase in the complexity of the issues raised), the committee must continue to evaluate the Board and committee structures and their processes and modify the foregoing as may be necessary or appropriate to continue to provide effective governance. Accordingly, the Nominating and Governance Committee has a separate meeting each year to, among other things, review the Board and committee structures, their performance and functions, and recommend any modifications thereto or alternative structures or processes that would enhance the Board’s governance over the Nuveen Funds’ business.

In addition, the Nominating and Governance Committee, among other things, makes recommendations concerning the continuing education of Trustees; monitors performance of legal counsel and other service providers; establishes and monitors a process by which security holders are able to communicate in writing with members of the Board; and periodically reviews and makes recommendations about any appropriate changes to Trustee compensation. In the event of a vacancy on the Board, the Nominating and Governance Committee receives suggestions from various sources, including suggestions from fund security holders, as to suitable candidates. Suggestions should be sent in writing to Lorna Ferguson, Manager of Fund Board Relations, Nuveen LLC, 333 West Wacker Drive, Chicago, IL 60606. The Nominating and Governance Committee sets appropriate standards and requirements for nominations for new Trustees and reserves the right to interview any and all candidates and to make the final selection of any new Trustees. In considering a candidate’s qualifications, each candidate must meet certain basic requirements, including relevant skills and experience, time availability (including the time requirements for due diligence site visits to internal and external sub-advisers and service providers) and, if qualifying as an independent trustee candidate, independence from NFALLC, subadvisors, underwriters or other service providers, including any affiliates of these entities. These skill and experience requirements may vary depending on the current composition of the Board, since the goal is to ensure an appropriate range of skills, diversity and experience, in the aggregate. Accordingly, the particular factors considered and weight given to these factors will depend on the composition of the Board and the skills and backgrounds of the incumbent Trustees at the time of consideration of the nominees. All candidates, however, must meet high expectations of personal integrity, independence, governance experience and professional competence. All candidates must be willing to be critical within the Board and with management and yet maintain a collegial and collaborative manner toward other Board members. The committee operates under a written charter adopted and approved by the Board. This committee is composed of the Independent Trustees of the Nuveen Funds. The members of the Nominating and Governance Committee are William J. Schneider (Chair), Jack B. Evans, William C. Hunter, Albin F. Moschner, John K. Nelson, Judith M. Stockdale, Carole E. Stone, Terence J. Toth, Margaret L. Wolff and Robert L. Young. During the fiscal year ended November 30, 2017, the Nominating and Governance Committee met four (4) times.

The Closed-End Funds Committee is responsible for assisting the Board in the oversight and monitoring of the Nuveen Funds that are registered as closed-end management investment companies (the “Closed-End Funds”). The committee may review and evaluate matters related to the formation and the initial presentation to the Board of new Closed-End Funds and may review and evaluate any matters relating to existing Closed-End Funds. The committee operates under a written charter adopted and approved by the Board. The members of the Closed-End Funds Committee are Carole E. Stone (Chair), Margo L. Cook, Jack B. Evans, Albin F. Moschner,

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William J. Schneider, Terence J. Toth and Robert L. Young. During the fiscal year ended November 30, 2017, the Closed-End Funds Committee met four (4) times.

Board Diversification and Trustee Qualifications

In determining that a particular Trustee was qualified to serve on the Board, the Board has considered each Trustee’s background, skills, experience and other attributes in light of the composition of the Board with no particular factor controlling. The Board believes that Trustees need to have the ability to critically review, evaluate, question and discuss information provided to them, and to interact effectively with Fund management, service providers and counsel, in order to exercise effective business judgment in the performance of their duties, and the Board believes each Trustee satisfies this standard. An effective Trustee may achieve this ability through his or her educational background; business, professional training or practice; public service or academic positions; experience from service as a board member or executive of investment funds, public companies or significant private or not-for-profit entities or other organizations; and/or other life experiences. Accordingly, set forth below is a summary of the experiences, qualifications, attributes, and skills that led to the conclusion, as of the date of this document, that each Trustee should continue to serve in that capacity. References to the experiences, qualifications, attributes and skills of Trustees are pursuant to requirements of the SEC, do not constitute holding out of the Board or any Trustee as having any special expertise or experience and shall not impose any greater responsibility or liability on any such person or on the Board by reason thereof.

Margo L. Cook. Ms. Cook, an interested Trustee of the Nuveen Funds, is President (since 2017), formerly, Co-President of Nuveen Investments (2016-2017), prior to which she had been Senior Executive Vice President of Nuveen Investments since (2015-2016). Ms. Cook is a member of the Senior Leadership Team and Executive Vice President (since February 2017) of Nuveen, LLC, as well as co-chair of Nuveen Investment’s Management and Operating Committees. She is President (since August 2017), formerly, Co-president, prior to which she had been Senior Executive Vice President (2015-2016) of NFALLC and President Global Products and Solutions, and Co-Chief Executive Officer of Nuveen Securities, LLC (“Nuveen Securities”). Since joining in 2008, she has held various leadership roles at Nuveen Investments, including as Head of Investment Services, responsible for investment-related efforts across the firm. Ms. Cook also serves on the Board of Nuveen Global Fund Investors. Before joining Nuveen Investments, she was the Global Head of Bear Stearns Asset Management’s institutional business. Prior to that, she spent over 20 years within BNY Mellon’s asset management business; including as Chief Investment Officer for Institutional Asset Management and Head of Institutional Fixed Income. Ms. Cook earned her bachelor’s degree in finance from the University of Rhode Island, her Executive MBA from Columbia University, and is a Chartered Financial Analyst. She serves as Vice Chair of The University of Rhode Island Foundation Board of Trustees and Chair of the All Stars Project of Chicago Board.

Jack B. Evans. Mr. Evans has served as President of the Hall-Perrine Foundation, a private philanthropic corporation, since 1996. Mr. Evans was formerly President and Chief Operating Officer of the SCI Financial Group, Inc., a regional financial services firm headquartered in Cedar Rapids, Iowa. He was a member of the Board of the Federal Reserve Bank of Chicago as well as a Director of Alliant Energy and President Pro Tem of the Board of Regents for the State of Iowa University System. Mr. Evans is Chairman of the Board of United Fire Group, sits on the Board as a Public Member of the American Board of Orthopaedic Surgery and is a Life Trustee of Coe College. He has a Bachelor of Arts from Coe College and a M.B.A. from the University of Iowa.

William C. Hunter. Mr. Hunter became Dean Emeritus of the Henry B. Tippie College of Business at the University of Iowa on June 30, 2012. He was appointed Dean of the College on July 1, 2006. He had been Dean and Distinguished Professor of Finance at the University of Connecticut School of Business since 2003-2006. From 1995 to 2003, he was the Senior Vice President and Director of Research at the Federal Reserve Bank of Chicago. While there he served as the Bank’s Chief Economist and was an Associate Economist on the Federal Reserve System’s Federal Open Market Committee (FOMC). In addition to serving as a Vice President in charge of financial markets and basic research at the Federal Reserve Bank in Atlanta, he held faculty positions at Emory University, Atlanta University, the University of Georgia and Northwestern University. A past Director of

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the Credit Research Center at Georgetown University, SS&C Technologies, Inc. (2005) and past President of the Financial Management Association International, he has consulted with numerous foreign central banks and official agencies in Western Europe, Central and Eastern Europe, Asia, Central America and South America. From 1990 to 1995, he was a U.S. Treasury Advisor to Central and Eastern Europe. He has been a Director of the Xerox Corporation since 2004 and Wellmark, Inc. since 2009. He is a past Director and a past President of Beta Gamma Sigma, Inc., the International Business Honor Society.

Albin F. Moschner. Mr. Moschner is a consultant in the wireless industry and, in July 2012, founded Northcroft Partners, LLC, a management consulting firm that provides operational, management and governance solutions. Prior to founding Northcroft Partners, LLC, Mr. Moschner held various positions at Leap Wireless International, Inc., a provider of wireless services, where he was a consultant from February 2011 to July 2012, Chief Operating Officer from July 2008 to February 2011, and Chief Marketing Officer from August 2004 to June 2008. Before he joined Leap Wireless International, Inc., Mr. Moschner was President of the Verizon Card Services division of Verizon Communications, Inc. from 2000 to 2003, and President of One Point Services at One Point Communications from 1999 to 2000. Mr. Moschner also served at Zenith Electronics Corporation as Director, President and Chief Executive Officer from 1995 to 1996, and as Director, President and Chief Operating Officer from 1994 to 1995. Since 2012, Mr. Moschner has been a member of the Board of Directors of USA Technologies, Inc. and, from 1996 until 2016, he was a member of the Board of Directors of Wintrust Financial Corporation. In addition, he currently serves on the Advisory Boards of the Kellogg School of Management (since 1995) and the Archdiocese of Chicago Financial Council (since May 2012). Mr. Moschner received a Bachelor of Engineering degree in Electrical Engineering from The City College of New York in 1974 and a Master of Science degree in Electrical Engineering from Syracuse University in 1979.

John K. Nelson. Mr. Nelson is currently on the Board of Directors of Core12 LLC (since 2008), a private firm which develops branding, marketing, and communications strategies for clients. Mr. Nelson has served in several senior executive positions with ABN AMRO Holdings N.V. and its affiliated entities and predecessors, including LaSalle Bank Corporation from 1996 to 2008. From 2007 to 2008, Mr. Nelson was Chief Executive Officer of ABN AMRO N.V. North America, and Global Head of its Financial Markets Division. He was a member of the Foreign Exchange Committee of the Federal Reserve Bank of the United States, and during his tenure with ABN AMRO, served as the bank’s representative on various committees of the Bank of Canada, European Central Bank, and the Bank of England. At Fordham University, he currently serves as a director of The Curran Center for Catholic American Studies, and The President’s Council. He is also a member of The Economic Club of Chicago. He was formerly a senior external advisor to the financial services practice of Deloitte Consulting LLP, formerly a member of the Hyde Park Angels, and was formerly a Trustee at St. Edmund Preparatory School in New York City. He formerly served as the Chairman of The Board of Trustees of Marian University. Mr. Nelson graduated and received his MBA from Fordham University.

William J. Schneider. Mr. Schneider, the Nuveen Funds’ Independent Chairman, is currently Chairman, formerly Senior Partner and Chief Operating Officer (retired, December 2004) of Miller-Valentine Partners, a real estate investment company. He is an owner in several other Miller-Valentine Group entities. He is currently a member of the board of WDPR Public radio station. He is formerly a Director and Past Chair of the Dayton Development Coalition. He was formerly a member of the Community Advisory Board of the National City Bank in Dayton as well as a former member of the Business Advisory Council of the Cleveland Federal Reserve Bank. Mr. Schneider was also a member of the Business Advisory Council for the University of Dayton College of Business. He also served as Chair of the Miami Valley Hospital and as Chair of the Finance Committee of its parent holding company. Mr. Schneider was an independent Trustee of the Flagship Funds, a group of municipal open-end funds. Mr. Schneider has a Bachelor of Science in Community Planning from the University of Cincinnati and a Masters of Public Administration from the University of Dayton.

Judith M. Stockdale. Ms. Stockdale retired in 2012 as Executive Director of the Gaylord and Dorothy Donnelley Foundation, a private foundation working in land conservation and artistic vitality in the Chicago region and the Low Country of South Carolina. She is currently a board member of the U.S. Endowment for

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Forestry and Communities (since November 2013) and rejoined the board of the Land Trust Alliance in June 2013. Her previous positions include Executive Director of the Great Lakes Protection Fund, Executive Director of Openlands, and Senior Staff Associate at the Chicago Community Trust. She has served on the Advisory Councils of the National Zoological Park, the Governor’s Science Advisory Council (Illinois) and the Nancy Ryerson Ranney Leadership Grants Program. She has served on the boards of Brushwood Center and the Donors Forum. Ms. Stockdale, a native of the United Kingdom, has a Bachelor of Science degree in geography from the University of Durham (UK) and a Master of Forest Science degree from Yale University.

Carole E. Stone. Ms. Stone is currently on the Board of Directors of the CBOE Global Markets, Inc. (formerly, CBOE Holdings, Inc.), having previously served on the Boards of the Chicago Board Options Exchange, and C2 Options Exchange, Incorporated. Ms. Stone retired from the New York State Division of the Budget in 2004, having served as its Director for nearly five years and as Deputy Director from 1995 through 1999. She has also served as the Chair of the New York Racing Association Oversight Board, as a Commissioner on the New York State Commission on Public Authority Reform and as a member of the Boards of Directors of several New York State public authorities. Ms. Stone has a Bachelor of Arts from Skidmore College in Business Administration.

Terence J. Toth. Mr. Toth was a Co-Founding Partner of Promus Capital (2008-2017). From 2012 to 2016, he was a Director of LogicMark LLC. From 2008 to 2013, he was a Director of Legal & General Investment Management America, Inc. From 2004 to 2007, he was Chief Executive Officer and President of Northern Trust Global Investments, and Executive Vice President of Quantitative Management & Securities Lending from 2000 to 2004. He also formerly served on the Board of the Northern Trust Mutual Funds. He joined Northern Trust in 1994 after serving as Managing Director and Head of Global Securities Lending at Bankers Trust (1986 to 1994) and Head of Government Trading and Cash Collateral Investment at Northern Trust from 1982 to 1986. He currently serves on the Board of Fulcrum IT Service LLC (since 2010), Quality Control Corporation (since 2012) and Catalyst Schools of Chicago. He is on the Mather Foundation Board (since 2012) and is the Chair of its Investment Committee. Mr. Toth graduated with a Bachelor of Science degree from the University of Illinois, and received his M.B.A. from New York University. In 2005, he graduated from the CEO Perspectives Program at Northwestern University.

Margaret L. Wolff. Ms. Wolff retired from Skadden, Arps, Slate, Meagher & Flom LLP in 2014 after more than 30 years of providing client service in the Mergers & Acquisitions Group. During her legal career, Ms. Wolff devoted significant time to advising boards and senior management on U.S. and international corporate, securities, regulatory and strategic matters, including governance, shareholder, fiduciary, operational and management issues. Ms. Wolff has been a trustee of New York-Presbyterian Hospital since 2005 and, since 2004, she has served as a trustee of The John A. Hartford Foundation (a philanthropy dedicated to improving the care of older adults) where she currently is the Chair. From 2013-2017, she was a Board member of Travelers Insurance Company of Canada and The Dominion of Canada General Insurance Company (each of which is a part of Travelers Canada, the Canadian operation of The Travelers Companies, Inc.). From 2005 to 2015, she was a trustee of Mt. Holyoke College and served as Vice Chair of the Board from 2011 to 2015. Ms. Wolff received her Bachelor of Arts from Mt. Holyoke College and her Juris Doctor from Case Western Reserve University School of Law.

Robert L. Young. Mr. Young has more than 30 years of experience in the investment management industry. From 1997 to 2017, he held various positions with J.P. Morgan Investment Management Inc. (“J.P. Morgan Investment”) and its affiliates (collectively, “J.P. Morgan”). Most recently, he served as Chief Operating Officer and Director of J.P. Morgan Investment (from 2010 to 2016) and as President and Principal Executive Officer of the J.P. Morgan Funds (from 2013 to 2016). As Chief Operating Officer of J.P. Morgan Investment, Mr. Young led service, administration and business platform support activities for J.P. Morgan’s domestic retail mutual fund and institutional commingled and separate account businesses, and co-led these activities for J.P. Morgan’s global retail and institutional investment management businesses. As President of the J.P. Morgan Funds, Mr. Young interacted with various service providers to these funds, facilitated the relationship between such funds and their boards, and was directly involved in establishing board agendas, addressing regulatory matters, and

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establishing policies and procedures. Before joining J.P. Morgan, Mr. Young, a former Certified Public Accountant (CPA), was a Senior Manager (Audit) with Deloitte & Touche LLP (formerly, Touche Ross LLP), where he was employed from 1985 to 1996. During his tenure there, he actively participated in creating, and ultimately led, the firm’s midwestern mutual fund practice. Mr. Young holds a Bachelor of Business Administration degree in Accounting from the University of Dayton and, from 2008 to 2011, he served on the Investment Committee of its Board of Trustees.

Independent Chairman

Currently, William J. Schneider serves as the independent Chairman of the Board. Effective July 1, 2018, Mr. Terence J. Toth will replace Mr. Schneider as the Independent Chairman of the Board. Specific responsibilities of the Chairman include (a) presiding at all meetings of the Board and of the shareholders; (b) seeing that all orders and resolutions of the trustees are carried into effect; and (c) maintaining records of and, whenever necessary, certifying all proceedings of the trustees and the shareholders.

Class I Trustees will serve until the annual meeting of shareholders in 2019; Class II Trustees will serve until the annual meeting of shareholders in 2020; and Class III Trustees will serve until the annual meeting of shareholders in 2021. As each Trustee’s term expires, shareholders will be asked to elect trustees and such trustees shall be elected for a term expiring at the time of the third succeeding annual meeting subsequent to their election or thereafter in each case when their respective successors are duly elected and qualified. These provisions could delay for up to two years the replacement of a majority of the Board. See “Certain Provisions in the Declaration of Trust and By-Laws” in the Prospectus.

SHARE OWNERSHIP

The following table sets forth the dollar range of equity securities beneficially owned by each trustee as of December 31, 2017:

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Margo L. Cook	None	Over $100,000
Jack B. Evans	None	Over $100,000
William C. Hunter	None	Over $100,000
Albin F. Moschner	None	Over $100,000
John K. Nelson	None	Over $100,000
William J. Schneider	None	Over $100,000
Judith M. Stockdale	None	Over $100,000
Carole E. Stone	None	Over $100,000
Terence J. Toth	None	Over $100,000
Margaret L. Wolff	None	Over $100,000
Robert L. Young	None	$50,001 – $100,000

As of March 1, 2018, the officers and Trustees as a group beneficially owned less than 1% of any class of the Fund’s outstanding securities. As of March 1, 2018, none of the disinterested Trustees or their immediate family members owned, beneficially, or of record, any securities in (i) an investment adviser or principal underwriter of the Fund or (ii) a person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with an investment adviser or principal underwriter of the Fund.

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5% Shareholders

The following table sets forth the percentage ownership of each person who, as of April 10, 2018, owned of record, or was known by the Fund to own of record beneficially, 5% or more of any class of the Fund’s equity securities:*

Name of Equity Security	Name and Address of Owner	% of Record Ownership
Common Shares	First Trust Portfolios L.P. First Trust Advisors L.P. The Charger Corporation 120 East Liberty Drive, Suite 400 Wheaton, Illinois 60187	20.23%

*	The information contained in this table is based on a Schedule 13G filing made January 12, 2018.

COMPENSATION

The following table shows, for each independent trustee, (1) the aggregate compensation paid to each Trustee by the Fund for its fiscal year ended November 30, 2017, (2) the amount of total compensation paid to each Trustee by the Fund that has been deferred, and (3) the total compensation paid to each Trustee by the Nuveen Funds during the calendar year ended December 31, 2017. The Fund does not have a retirement or pension plan. The officers and Trustees affiliated with Nuveen Investments serve without any compensation from the Fund. Certain of the Nuveen Funds have a deferred compensation plan (the “Compensation Plan”) that permits any Trustee who is not an “interested person” of certain funds to elect to defer receipt of all or a portion of his or her compensation as a Trustee. The deferred compensation of a participating Trustee is credited to the book reserve account of a fund when the compensation would otherwise have been paid to the Trustee. The value of the Trustee’s deferral account at any time is equal to the value that the account would have had if contributions to the account had been invested and reinvested in shares of one or more of the eligible Nuveen Funds. At the time for commencing distributions from a Trustee’s deferral account, the Trustee may elect to receive distributions in a lump sum or over a period of five years. The Fund will not be liable for any other fund’s obligations to make distributions under the Compensation Plan.

	Aggregate Compensation from Fund(1)	Amount of Total Compensation From the Fund That Has Been Deferred(2)	Total Compensation from Fund and Fund Complex(3)
Jack B. Evans	$444	$44	$352,156
William C. Hunter	981	—	337,875
Albin F. Moschner	401	—	318,125
John K. Nelson	461	—	366,125
William J. Schneider	541	541	420,018
Judith M. Stockdale	689	67	329,708
Carole E. Stone	464	241	358,638
Terence J. Toth	1,002	—	355,825
Margaret L. Wolff	698	240	329,503
Robert L. Young(4)	99	99	82,707

(1)	The compensation paid, including deferred amounts, to the independent trustees for the fiscal year ended November 30, 2017 for services to the Fund.
(2)	Pursuant to a deferred compensation agreement with certain of the Nuveen Funds, deferred amounts are treated as though an equivalent dollar amount has been invested in shares of one or more eligible Nuveen Funds. Total deferred fees for the Fund (including the return from the assumed investment in the eligible Nuveen Funds) payable are stated above.

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(3)	Based on the compensation paid (including any amounts deferred) for the calendar year ended December 31, 2017 for services to the Nuveen open-end and closed-end funds. Because the funds in the Fund Complex have different fiscal year ends, the amounts shown in this column are presented on a calendar year basis.
(4)	Mr. Young was appointed to the Board effective July 1, 2017.

Effective January 1, 2018, Independent Trustees recieve a $185,000 annual retainer, increased from $177,500 as of January 1, 2017 and $170,000 as of January 1, 2016, plus (a) a fee of $6,000 per day, which was increased from $5,750 per day as of January 1, 2017, for attendance in-person or by telephone at regularly scheduled meetings of the Board; (b) a fee of $3,000 per meeting for attendance in-person or by telephone at special, non-regularly scheduled Board Meetings where in-person attendance is required and $2,000 per meeting for attendance by telephone or in-person at such meetings where in-person attendance is not required; (c) a fee of $2,500 per meeting for attendance in-person or by telephone at Audit Committee meetings where in-person attendance is required and $2,000 per meeting for attendance by telephone or in-person at such meetings where in-person attendance is not required; (d) a fee of $2,500 per meeting for attendance in-person or by telephone at Compliance, Risk Management and Regulatory Oversight Committee meetings where in-person attendance is required and $2,000 per meeting for attendance by telephone or in-person at such meetings where in-person attendance is not required; (e) a fee of $1,000 per meeting for attendance in-person or by telephone at Dividend Committee meetings; (f) a fee of $500 per meeting for attendance in-person or by telephone at all other committee meetings ($1,000 for shareholder meetings) where in-person attendance is required and $250 per meeting for attendance by telephone or in-person at such committee meetings (excluding shareholder meetings) where in-person attendance is not required and $100 per meeting when the Executive Committee acts as pricing committee for IPOs, plus, in each case, expenses incurred in attending such meetings, provided that no fees are received for meetings held on days on which regularly scheduled Board meetings are held; and (g) a fee of $2,500 per meeting for attendance in-person or by telephone at Closed-End Funds Committee meetings where in-person attendance is required and $2,000 per meeting for attendance by telephone or in-person at such meetings where in-person attendance is not required; provided that no fees are received for meetings held on days on which regularly scheduled Board meetings are held. In addition to the payments described above, the Chairman of the Board receives $90,000, increased from $80,000 as of January 1, 2017, and the chairpersons of the Audit Committee, the Dividend Committee, the Compliance, Risk Management and Regulatory Oversight Committee, the Nominating and Governance Committee and the Closed-End Funds Committee receive $12,500 each as additional retainers. Independent trustees also receive a fee of $3,000 per day for site visits to entities that provide services to the Nuveen Funds on days on which no Board Meeting is held. When ad hoc committees are organized, the Nominating and Governance Committee will at the time of formation determine compensation to be paid to the members of such committee; however, in general, such fees will be $1,000 per meeting for attendance in-person or by telephone at ad hoc committee meetings where in-person attendance is required and $500 per meeting for attendance by telephone or in-person at such meetings where in-person attendance is not required. The annual retainer, fees and expenses are allocated among the Nuveen Funds on the basis of relative net assets, although management may, in its discretion, establish a minimum amount to be allocated to each fund. In certain instances fees and expenses will be allocated only to those Nuveen Funds that are discussed at a given meeting.

The Fund has no employees. The officers of the Fund and the trustees of the Fund who are not independent trustees serve without any compensation from the Fund.

INVESTMENT ADVISER, SUB-ADVISER AND PORTFOLIO MANAGERS

Investment Adviser. Nuveen Fund Advisors, LLC (“NFALLC”), a registered investment adviser, is responsible for determining the Fund’s overall investment strategy and its implementation and ongoing monitoring of the MLP Team. NFALLC also is responsible for managing the Fund’s business affairs and

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providing certain clerical, bookkeeping and other administrative services. NFALLC is a wholly owned subsidiary of Nuveen Investments. As of December 31, 2017, Nuveen managed approximately $970 billion in assets, of which approximately $139 billion was managed by NFALLC and other subsidiaries of Nuveen Investments.

Investment Management Agreement and Related Fees. Pursuant to an investment management agreement between NFALLC and the Fund (the “Investment Management Agreement”), the Fund has agreed to pay an annual management fee for the overall advisory and administrative services and general office facilities provided by NFALLC. The Fund’s management fee is separated into two components—a complex-level component, based on the aggregate amount of all fund assets managed by NFALLC, and a specific fund-level component, based only on the amount of assets within the Fund. This pricing structure enables Nuveen fund shareholders to benefit from growth in the assets within each individual fund as well as from growth in the amount of complex-wide assets managed by NFALLC.

Fund-Level Fee. The annual fund-level fee for the Fund, payable monthly, is calculated according to the following schedule:

Average Daily Managed Assets*	Fund-Level Fee Rate
For the first $500 million	0.9000%
For the next $500 million	0.8750%
For the next $500 million	0.8500%
For the next $500 million	0.8250%
For managed assets over $2 billion	0.8000%

Complex-Level Fee. The annual complex-level fee for the Fund, payable monthly, is calculated by multiplying the current complex-wide fee rate, determined according to the following schedule by the Fund’s daily managed assets:

Complex-Level Eligible Asset Breakpoint Level*	Effective Complex-Level Fee Rate at Breakpoint Level
$55 billion	0.2000%
$56 billion	0.1996%
$57 billion	0.1989%
$60 billion	0.1961%
$63 billion	0.1931%
$66 billion	0.1900%
$71 billion	0.1851%
$76 billion	0.1806%
$80 billion	0.1773%
$91 billion	0.1691%
$125 billion	0.1599%
$200 billion	0.1505%
$250 billion	0.1469%
$300 billion	0.1445%

*

For the complex-level fees, managed assets include closed-end fund assets managed by NFALLC that are attributable to certain types of leverage. For these purposes, leverage includes the funds’ use of preferred stock and borrowings and certain investments in the residual interest certificates (also called inverse floating rate securities) in tender option bond (TOB) trusts, including the portion of assets held by a TOB trust that has been effectively financed by the trust’s issuance of floating rate securities, subject to an agreement by NFALLC as to certain funds to limit the amount of such assets for determining managed assets in certain circumstances. The complex level fee is calculated based upon the aggregate daily managed assets of all

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Nuveen open-end and closed-end funds that constitute “eligible assets.” Eligible assets do not include assets attributable to investments in other Nuveen funds or assets in excess of a determined amount (originally $2 billion) added to the Nuveen fund complex in connection with NFALLC’s assumption of the management of the former First American Funds effective January 1, 2011. As of November 30, 2017, the complex-level fee rate for the Fund was 0.1595%.

The following table sets forth the management fee paid by the Fund for the last three fiscal years:

	Management Fee Net of Expense Reimbursement for the Fiscal Year Ended	Expense Reimbursement for the Fiscal Year Ended
Fiscal year ended November 30, 2015	$2,636,102	$—
Fiscal year ended November 30, 2016	$1,428,314	$—
Fiscal year ended November 30, 2017	$1,730,436	$—

In addition to the fee of NFALLC, the Fund pays all other costs and expenses of its operations, including compensation of its trustees (other than those affiliated with NFALLC), custodian, transfer agency and dividend disbursing expenses, legal fees, expenses of independent auditors, expenses of repurchasing shares, expenses associated with any Borrowings, expenses of issuing any preferred shares, expenses of preparing, printing and distributing shareholder reports, notices, proxy statements and reports to governmental agencies, and taxes, if any. All fees and expenses are accrued daily and deducted before payment of dividends to investors.

A discussion regarding the Board’s decision to renew the Investment Management Agreement is available in the Fund’s semi-annual report to shareholders dated May 31 of each year.

Sub-Adviser. Pursuant to an investment sub-advisory agreement between NFALLC and ARI (the “Sub-Advisory Agreement”), ARI serves as the sub-adviser for the Fund. ARI was founded in 1974 and is a wholly-owned subsidiary of Piper Jaffray Companies, a publicly traded company listed on the NYSE, trading under the symbol “PJC.” ARI’s MLP Team is responsible for investing the Fund’s Managed Assets. The MLP Team is dedicated to managing MLPs and energy infrastructure strategies for open-end and closed-end management investment companies, public and corporate pension plans, endowments and foundations and wealthy individuals. The MLP Team manages approximately $3.8 billion of MLP and energy infrastructure assets, which includes the assets of three MLP closed-end funds as of December 31, 2017.

Sub-Advisory Agreement and Related Fees. Pursuant to the Sub-Advisory Agreement, NFALLC pays ARI a portfolio management fee equal to 0.5000% of the Fund’s Managed Assets.

The following table sets forth the management fee paid by NFALLC to ARI for the last three fiscal years:

Sub-Advisory Fee Paid by NFALLC to ARI
Fiscal year ended November 30, 2015	$1,238,804
Fiscal year ended November 30, 2016	$672,323
Fiscal year ended November 30, 2017	$815,593

A discussion regarding the basis for the Board’s decision to renew the Sub-Advisory Agreement is available in the Fund’s semi-annual report to shareholders dated May 31 of each year.

Portfolio Managers. James J. Cunnane, Jr. and Quinn T. Kiley will serve as the Fund’s portfolio managers and are primarily responsible for the day-to-day management of the Fund’s portfolio.

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James J. Cunnane Jr., CFA | Managing Director, Chief Investment Officer

Mr. Cunnane is the Managing Director and Chief Investment Officer of the MLP Team. He oversees the firm’s MLP and energy infrastructure product lines and chairs the Risk Management Committee. He joined the MLP Team in 1996 and currently serves as a portfolio manager for three closed-end mutual funds: the Fiduciary/Claymore MLP Opportunity Fund, the Nuveen Energy MLP Total Return Fund and the Nuveen All Cap Energy MLP Opportunities Fund. He also serves as a portfolio manager for three open-end funds: the Advisory Research MLP & Energy Income Fund, the Advisory Research MLP & Energy Infrastructure Fund and the Advisory Research MLP & Equity Fund. Mr. Cunnane holds a B.S. in finance from Indiana University and is a Chartered Financial Analyst (CFA) charterholder. He serves on the finance council and investment committee of the Archdiocese of St. Louis, the investment committee of Mercy Health, and on the Board of Directors of St. Patrick’s Center.

Quinn T. Kiley | Managing Director, Senior Portfolio Manager

Mr. Kiley is the Managing Director and Senior Portfolio Manager of the MLP Team and his responsibilities include portfolio management of various energy infrastructure assets and oversight of the energy infrastructure research process. He joined the MLP Team in 2005. Prior to joining the MLP Team, Mr. Kiley served as Vice President of Corporate & Investment Banking at Banc of America Securities in New York. He was responsible for executing strategic advisory and financing transactions for clients in the Energy & Power sectors. Mr. Kiley serves as a portfolio manager for three closed-end mutual funds: the Fiduciary/Claymore MLP Opportunity Fund, the Nuveen Energy MLP Total Return Fund and the Nuveen All Cap Energy MLP Opportunities Fund. He also serves as a portfolio manager for three open-end funds: the Advisory Research MLP & Energy Income Fund, the Advisory Research MLP & Energy Infrastructure Fund and the Advisory Research MLP & Equity Fund. Mr. Kiley holds a B.S. with Honors in Geology from Washington & Lee University, a M.S. in Geology from the University of Montana, a Juris Doctorate from Indiana University School of Law, and a M.B.A. from the Kelley School of Business at Indiana University. Mr. Kiley has been admitted to the New York State Bar. He serves on the finance committee of Rossman School and The Magic House.

Other Accounts Managed by the Portfolio Managers. Each portfolio manager also has responsibility for the day-to-day management of accounts other than the Fund. Information regarding these other accounts is set forth below.

NUMBER OF OTHER ACCOUNTS MANAGED AND ASSETS BY ACCOUNT TYPE AS OF NOVEMBER 30, 2017

In addition to serving as a portfolio manager to the Fund, Mr. Cunnane is also primarily responsible for the day-to-day portfolio management of the following accounts.

Type of Account Managed	Number of Accounts (Total)	Assets (Total)
Registered Investment Company	5	$2,556,945,846
Other Pooled Investment Vehicles	0	$0
Other Accounts	421	$984,072,857

Type of Account Managed	Number of Accounts with Performance-based Fees	Assets (Accounts with Performance-based Fees)
Registered Investment Company	0	$0
Other Pooled Investment Vehicles	0	$0
Other Accounts	0	$0

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In addition to serving as a portfolio manager to the Fund, Mr. Kiley is also primarily responsible for the day-to-day portfolio management of the following accounts.

Type of Account Managed	Number of Accounts (Total)	Assets (Total)
Registered Investment Company	5	$2,556,945,845
Other Pooled Investment Vehicles	0	$0
Other Accounts	421	$984,072,857

Type of Account Managed	Number of Accounts with Performance-based Fees	Assets (Accounts with Performance-based Fees)
Registered Investment Company	0	$0
Other Pooled Investment Vehicles	0	$0
Other Accounts	0	$0

Portfolio Manager Compensation

As of December 31, 2017, the portfolio managers’ compensation consisted of the following elements:

Base Salary. The primary portfolio managers are paid a base salary which is set at a level determined to be appropriate based upon the portfolio managers’ experience and responsibilities.

Annual Bonus. The portfolio managers’ annual bonuses are determined by the CEO of ARI pursuant to a specific company formula. The bonuses are not based on the performance of the registrant or other managed accounts. The monies paid are directly derived from a “pool” created from the MLP Team’s earnings. The bonus may be payable in a combination of cash and restricted Piper Jaffray Companies stock.

Potential Conflicts of Interest

NFALLC, the MLP Team and the portfolio managers have interests which may conflict with the interests of the Fund. There is no guarantee that the policies and procedures adopted by NFALLC, the MLP Team and the Fund will be able to identify or mitigate these conflicts of interest.

Some examples of material conflicts of interest include:

Allocation of Limited Time and Attention. A portfolio manager who is responsible for managing multiple funds and/or accounts may devote unequal time and attention to the management of those funds and/or accounts. A portfolio manager may not be able to formulate as complete a strategy or identify equally attractive investment opportunities for each of those funds and accounts as might be the case if he or she were to devote substantially more attention to the management of a single fund. Such a portfolio manager may make general determinations across multiple funds, rather than tailoring a unique approach for each fund. The effects of this conflict may be more pronounced where funds and/or accounts overseen by a particular portfolio manager have different investment strategies.

Allocation of Limited Investment Opportunities; Aggregation of Orders. If a portfolio manager identifies a limited investment opportunity that may be suitable for multiple funds and/or accounts, the opportunity may be allocated among these several funds or accounts, which may limit the Fund’s ability to take full advantage of the investment opportunity. Additionally, the MLP Team may aggregate transaction orders for multiple accounts for purpose of execution. Such aggregation may cause the price or brokerage costs to be less favorable to a particular client than if similar transactions were not being executed concurrently for other accounts. In addition, the MLP Team’s trade allocation policies may result in the Fund’s orders not being fully executed or being delayed in execution.

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Pursuit of Differing Strategies. At times, a portfolio manager may determine that an investment opportunity may be appropriate for only some of the funds and/or accounts for which he or she exercises investment responsibility, or may decide that certain of the funds and/or accounts should take differing positions with respect to a particular security. In these cases, the portfolio manager may place separate transactions for one or more funds or accounts which may affect the market price of the security or the execution of the transaction, or both, to the detriment or benefit of one or more other funds and/or accounts. For example, a portfolio manager may determine that it would be in the interest of another account to sell a security that the Fund holds long, potentially resulting in a decrease in the market value of the security held by the Fund.

Cross Trades. Portfolio managers may manage funds that engage in cross trades, where one of the manager’s funds or accounts sells a particular security to another fund or account managed by the same manager. Cross trades may pose conflicts of interest because of, for example, the possibility that one account sells a security to another account at a higher price than an independent third party would pay or otherwise enters into a transaction that it would not enter into with an independent party, such as the sale of a difficult-to-obtain security.

Selection of Broker/Dealers. Portfolio managers may select or influence the selection of the brokers and dealers that are used to execute securities transactions for the funds and/or accounts that they supervise. In addition to executing trades, some brokers and dealers provide the MLP Team with brokerage and research services. These services may be taken into account in the selection of brokers and dealers whether a broker is being selected to effect a trade on an agency basis for a commission or whether a dealer is being selected to effect a trade on a principal basis. This may result in the payment of higher brokerage fees and/or execution at a less favorable price than might have otherwise been available. The services obtained may ultimately be more beneficial to certain of the manager’s funds or accounts than to others (but not necessarily to the funds that pay the increased commission or incur the less favorable execution). A decision as to the selection of brokers and dealers could therefore yield disproportionate costs and benefits among the funds and/or accounts managed.

Variation in Financial and Other Benefits. A conflict of interest arises where the financial or other benefits available to a portfolio manager differ among the funds and/or accounts that he or she manages. If the amount or structure of the investment manager’s management fee and/or a portfolio manager’s compensation differs among funds and/or accounts (such as where certain funds or accounts pay higher management fees or performance-based management fees), the portfolio manager might be motivated to help certain funds and/or accounts over others. Similarly, the desire to maintain assets under management or to enhance the portfolio manager’s performance record or to derive other rewards, financial or otherwise, could influence the portfolio manager in affording preferential treatment to those funds and/or accounts that could most significantly benefit the portfolio manager. A portfolio manager may, for example, have an incentive to allocate favorable or limited opportunity investments or structure the timing of investments to favor such funds and/or accounts. Also, a portfolio manager’s or NFALLC or the MLP Team’s desire to increase assets under management could influence the portfolio manager to keep a fund open for new investors without regard to potential benefits of closing the fund to new investors. Additionally, the portfolio manager might be motivated to favor funds and/or accounts in which he or she has an ownership interest or in which the investment manager and/or its affiliates have ownership interests. Conversely, if a portfolio manager does not personally hold an investment in the fund, the portfolio manager’s conflicts of interest with respect to the Fund may be more acute.

Related Business Opportunities. NFALLC or its affiliates may provide more services (such as distribution or recordkeeping) for some types of funds or accounts than for others. In such cases, a portfolio manager may benefit, either directly or indirectly, by devoting disproportionate attention to the management of funds and/or accounts that provide greater overall returns to the investment manager and its affiliates.

A portfolio manager may also face other potential conflicts of interest in managing the Fund, and the description above is not a complete description of every conflict of interest that could be deemed to exist in managing both a Fund and the other accounts listed above.

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Code of Ethics

The Fund, NFALLC, ARI, Nuveen Investments and other related entities have adopted codes of ethics under Rule 17j-1 under the 1940 Act that essentially prohibit certain of their personnel, including the Fund’s portfolio managers, from engaging in personal investments that compete or interfere with, or attempt to take advantage of a client’s, including the Fund’s, anticipated or actual portfolio transactions, and are designed to assure that the interests of clients, including Fund shareholders, are placed before the interests of personnel in connection with personal investment transactions. Personnel subject to a code of ethics may invest in securities for their personnel investment accounts, including securities that may be purchased or held by the Fund, but only so long as such investments are made in accordance with a code’s requirements. Text-only versions of the codes of ethics of the Fund, NFALLC and ARI can be viewed online or downloaded from the EDGAR Database on the Securities and Exchange Commission’s internet web site at www.sec.gov. You may also review and copy those documents by visiting the Securities and Exchange Commission’s Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 202-942-8090. In addition, copies of those codes of ethics may be obtained, after mailing the appropriate duplicating fee, by writing to the Securities and Exchange Commission’s Public Reference Section, 100 F Street, N.E., Washington, DC 20549-0102 or by e-mail request at publicinfo@sec.gov.

Portfolio Manager Securities Ownership

The following table discloses the dollar range of equity securities of the Fund beneficially owned by the portfolio managers as of November 30, 2017:

Portfolio Manager	Dollar Range of Securities Beneficially Owned
James J. Cunnane, Jr.	$10,001 – $50,000
Quinn T. Kiley	$50,001 – $100,000

PROXY VOTING POLICIES AND PROCEDURES

NFALLC has delegated to the MLP Team the authority to vote all proxies relating to the Fund’s portfolio securities pursuant to the proxy voting policies and procedures set out in Appendix B hereto. Information regarding how the Fund voted proxies (for periods subsequent to the Fund commencing operations) relating to portfolio securities during the most recent 12-month period ending June 30 (or any lesser period of time ending June 30 if the Fund has not been operating for that long) of each year is available starting August 31 of that year without charge, upon request, by calling toll free 1-877-449-4742 or through the SEC’s website at http://www.sec.gov. This reference to the website does not incorporate the contents of the website into this SAI.

PORTFOLIO TRANSACTIONS AND BROKERAGE

Subject to the supervision of the Board, the MLP Team is primarily responsible for the Fund’s portfolio decisions and the placing of the Fund’s portfolio transactions. Commissions are negotiated with broker/dealers on all transactions.

Pursuant to the Investment Management Agreement and the Sub-Advisory Agreement, each of NFALLC and the MLP Team is authorized to place orders pursuant to its investment determinations for the Fund either directly with the issuer or with any broker or dealer, foreign currency dealer, futures commission merchant or others selected by it. The general policy of NFALLC and the MLP Team in selecting brokers and dealers is to obtain the best results achievable in the context of a number of factors which are considered both in relation to individual trades and broader trading patterns, including the reliability of the broker/dealer, the competitiveness of the price and the commission, the research services received and whether the broker/dealer commits its own capital.

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In connection with the selection of such brokers or dealers and the placing of such orders, subject to applicable law, brokers or dealers may be selected who also provide brokerage and research services (as those terms are defined in Section 28(e) of the Securities Exchange Act of 1934, as amended (the “1934 Act”)) to the Fund and/or the other accounts over which NFALLC, the MLP Team or their affiliates exercise investment discretion. NFALLC and the MLP Team are authorized to pay a broker or dealer who provides such brokerage and research services a commission for executing a portfolio transaction for the Fund which is in excess of the amount of commission another broker or dealer would have charged for effecting that transaction if NFALLC or the MLP Team, as applicable, determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage and research services provided by such broker or dealer. Investment research services include information and analysis on particular companies and industries as well as market or economic trends and portfolio strategy, market quotations for portfolio evaluations, analytical software and similar products and services. If a research service also assists NFALLC or the MLP Team in a non-research capacity (such as bookkeeping or other administrative functions), then only the percentage or component that provides assistance to NFALLC or the MLP Team in the investment decision making process may be paid in commission dollars. This determination may be viewed in terms of either that particular transaction or the overall responsibilities that NFALLC or the MLP Team, as applicable, and its affiliates have with respect to accounts over which they exercise investment discretion. NFALLC and the MLP Team may also have arrangements with brokers pursuant to which such brokers provide research services to NFALLC or the MLP Team, as applicable, in exchange for a certain volume of brokerage transactions to be executed by such brokers. While the payment of higher commissions increases the Fund’s costs, NFALLC and the MLP Team do not believe that the receipt of such brokerage and research services significantly reduces its expenses as NFALLC or the MLP Team, as applicable. Arrangements for the receipt of research services from brokers may create conflicts of interest.

Research services furnished to NFALLC or the MLP Team by brokers that effect securities transactions for the fund may be used by NFALLC or the MLP Team, as applicable, in servicing other investment companies and accounts which it manages. Similarly, research services furnished to NFALLC or the MLP Team by brokers who effect securities transactions for other investment companies and accounts which NFALLC or the MLP Team manages may be used by NFALLC or the MLP Team, as applicable, in servicing the Fund. Not all of these research services are used by the NFALLC or the MLP Team in managing any particular account, including the Fund.

The Fund contemplates that, consistent with the policy of obtaining the best net results, brokerage transactions may be conducted through “affiliated broker/dealers,” as defined in the 1940 Act. The Board has adopted procedures in accordance with Rule 17e-1 under the 1940 Act to ensure that all brokerage commissions paid to such affiliates are reasonable and fair in the context of the market in which such affiliates operate.

In certain instances there may be securities that are suitable as an investment for the Fund as well as for one or more of NFALLC’ or the MLP Team’s other clients. Investment decisions for the Fund and for NFALLC’ or the MLP Team’s other clients are made with a view to achieving their respective investment objectives. It may develop that a particular security is bought or sold for only one client even though it might be held by, or bought or sold for, other clients. Likewise, a particular security may be bought for one or more clients when one or more clients are selling the same security. Some simultaneous transactions are inevitable when several clients receive investment advice from the same investment adviser, particularly when the same security is suitable for the investment objectives of more than one client. When two or more clients are simultaneously engaged in the purchase or sale of the same security, the securities are allocated among clients in a manner believed to be equitable to each. It is recognized that in some cases this system could adversely affect the price of or the size of the position obtainable in a security for the fund. When purchases or sales of the same security for the Fund and for other portfolios managed by NFALLC or the MLP Team, as applicable, occur contemporaneously, the purchase or sale orders may be aggregated in order to obtain any price advantages available to large volume purchases or sales.

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Substantially all of the Fund’s trades are effected on a principal basis. The following table sets forth the aggregate amount of brokerage commissions paid by the Fund for the last three fiscal years:

Brokerage Commissions Paid
Fiscal year ended November 30, 2015	$170,649
Fiscal year ended November 30, 2016	$135,836
Fiscal year ended November 30, 2017	$93,233

During the fiscal year ended November 30, 2017, the Fund did not pay commissions to brokers in return for research services or hold any securities of its regular broker-dealers.

Although the Fund does not have any restrictions on portfolio turnover, it is not the Fund’s policy to engage in transactions with the objective of seeking profits from short-term trading. It is expected that the annual portfolio turnover rate of the Fund will be in the range of 15-40%. The portfolio turnover rate is calculated by dividing the lesser of sales or purchases of portfolio securities by the average monthly value of the Fund’s portfolio securities. For purposes of this calculation, portfolio securities exclude all securities having a maturity when purchased of one year or less. A high rate of portfolio turnover involves correspondingly greater transaction costs than a lower rate, which costs are borne by the Fund and its shareholders. For the fiscal year ended November 30, 2017, the Fund’s portfolio turnover rate was 24%.

NET ASSET VALUE

The Fund’s NAV per share is determined as of the close of regular session trading (normally 4:00 p.m., Eastern Time) on each day the NYSE is open for business. NAV is computed by dividing the value of all assets of the Fund (including accrued interest and dividends), less all liabilities (including accrued expenses and dividends declared but unpaid), by the total number of shares outstanding. In determining NAV, expenses are accrued and applied daily and securities and other assets for which market quotations are available are valued at market value. Exchange-listed securities are generally valued at the last sales price on the securities exchange on which such securities are primarily traded. Securities traded on a securities exchange for which there are no transactions on a given day or securities not listed on a securities exchange are valued at the closing bid prices. Securities reported on NASDAQ are valued at the NASDAQ Official Closing Price. Temporary investments in securities that have variable rate and demand features qualifying them as short-term investments are valued at amortized cost, which approximates market value.

The Fund’s securities are valued in accordance with procedures approved by the Board. Under the procedures, equity securities and certain derivative instruments that are traded on an exchange are generally valued at the last sale price or, if that price is unavailable or deemed not representative of market value, the closing bid price. Where a security is traded on more than one exchange, the security is generally valued at the price on the exchange considered to be the primary exchange. In the case of securities not traded on an exchange, or if exchange prices are not otherwise available, the prices are typically determined by independent third party pricing services that use a variety of techniques and methodologies.

The valuations for fixed income securities and certain derivative instruments are typically the prices supplied by independent third party pricing services, which may use market prices or broker/dealer quotations or a variety of fair valuation techniques and methodologies. Short-term fixed income securities that will mature in 60 days or less are valued at amortized cost, unless it is determined that using this method would not reflect an investment’s fair value.

The valuations of certain fixed income securities will generally be based on prices determined as of the earlier closing time of the markets on which they primarily trade, unless a significant event has occurred.

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If independent third party pricing services are unable to supply prices for a portfolio investment, or if the prices supplied are deemed to be unreliable, the market price may be determined by using quotations from one or more broker/dealers. When such prices or quotations are not available, or when believed to be unreliable, securities may be priced using fair value procedures approved by the Board. These procedures permit, among other things, the use of a matrix, formula or other method that takes into consideration market indexes, yield curves and other specific adjustments to determine fair value. The Fund may also use fair value procedures if it is determined that a significant event has occurred between the time at which a market price is determined and the time at which the Fund’s NAV is calculated. The effect of using fair value pricing is that the Common Share NAV will be subject to the judgment of the Board or its designee instead of being determined by the market.

As a limited partner in the MLPs, the Fund includes its allocable share of the MLP’s taxable income in computing its own taxable income. Deferred income taxes in the financial statements of the Fund will reflect (i) taxes on unrealized gains/(losses), which are attributable to the temporary difference between the fair market value and the tax basis of the Fund’s assets, (ii) the net tax effects of temporary differences between the carrying amounts of such assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and (iii) the net tax benefit of accumulated net operating losses. To the extent the Fund has a deferred tax asset, consideration is given as to whether or not a valuation allowance is required. The need to establish a valuation allowance for deferred tax assets is assessed periodically by the Fund based on the criterion established by ASC Topic 740 that it is more likely than not that some portion or all of the deferred tax asset will not be realized. In the assessment for a valuation allowance, consideration is given to all positive and negative evidence related to the realization of the deferred tax asset. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability (which are highly dependent on future MLP cash distributions), the duration of statutory carryforward periods and the associated risk that operating loss carryforwards may expire unused.

As of November 30, 2017, the Fund’s tax year end, the Fund had unused capital loss carryforwards available for federal tax purposes to be applied against future capital gains, if any. If not applied, the carryforwards will expire as shown in the table below.

Expiration:
November 30, 2020	$18,438,620
November 30, 2021	34,789,250
November 30, 2022	8,436,325

Total	$61,664,195

The Fund may rely to some extent on information provided by the MLPs, which may not necessarily be timely, to estimate taxable income allocable to the MLP units held in the portfolio and to estimate the associated deferred tax asset or liability. Such estimates are made in good faith. From time to time, as new information becomes available, the Fund will modify its estimates or assumptions regarding the deferred tax asset or liability.

Deferred tax assets may constitute a relatively high percentage of the Fund’s NAV. Any valuation allowance required against such deferred tax assets or future adjustments to a valuation allowance may reduce the Fund’s deferred tax assets and could have a material impact on the Fund’s NAV and results of operations in the period the valuation allowance is recorded or adjusted.

DISTRIBUTIONS

Under normal circumstances, the Fund intends to distribute substantially all of the cash flow received as distributions from MLPs, interest payments received on debt securities owned by the Fund and other payments on securities owned by the Fund, less payments on any borrowings or preferred shares and other Fund expenses.

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The Fund intends to make quarterly distributions. The Fund reserves the right to change its distribution policy and the basis for establishing the rate of its quarterly distributions at any time and may do so without prior notice to Common Shareholders, subject to a finding by the Fund’s Board of Directors that such change is in the best interests of the Shareholders.

DIVIDEND REINVESTMENT PLAN

If your Common Shares are registered directly with the Fund or if you hold your Common Shares with a brokerage firm that participates in the Fund’s Dividend Reinvestment Plan (the “Plan”), your distributions, including any capital gain distributions, will automatically be reinvested in additional Common Shares under the Plan unless you request otherwise. If you elect not to participate in the Plan, or are not eligible to participate because your brokerage firm does not participate in the Plan, you will receive all distributions in cash paid by check mailed directly to you or your brokerage firm by Computershare Trust Company, N.A. and Computershare Inc., collectively (“Computershare”), as dividend paying agent (the “Plan Agent”). The tax consequences of a distribution are the same regardless of whether such distribution is reinvested or received in cash. See “Tax Matters” below.

Under the Plan, the number of Common Shares you will receive will be determined as follows:

(1) If Common Shares are trading at or above NAV at the time of valuation, the Fund will issue new shares at the then current market price;

(2) If Common Shares are trading below NAV at the time of valuation, the Plan Agent will receive the dividend or distribution in cash and will purchase Common Shares in the open market, on the NYSE or elsewhere, for the participants’ accounts. It is possible that the market price for the Common Shares may increase before the Plan Agent has completed its purchases. Therefore, the average purchase price per share paid by the Plan Agent may exceed the market price at the time of valuation, resulting in the purchase of fewer shares than if the dividend or distribution had been paid in Common Shares issued by the Fund. The Plan Agent will use all dividends and distributions received in cash to purchase Common Shares in the open market within 30 days of the valuation date. Interest will not be paid on any uninvested cash payments; or

(3) If the Plan Agent begins purchasing Fund shares on the open market while shares are trading below NAV, but the Fund’s shares subsequently trade at or above their NAV before the Plan Agent is able to complete its purchases, the Plan Agent may cease open-market purchases and may invest the uninvested portion of the distribution in newly-issued Fund shares at a price equal to the greater of the shares’ NAV or 95% of the shares’ market value.

You may withdraw from the Plan at any time by giving written notice to the Plan Agent. If you withdraw or the Plan is terminated, you will receive whole shares in your account under the Plan and you will receive a cash payment for any fraction of a share in your account. If you wish, the Plan Agent will sell your shares and send you the proceeds, minus brokerage commissions and a $2.50 service fee.

The Plan Agent maintains all shareholders’ accounts in the Plan and gives written confirmation of all transactions in the accounts, including information you may need for tax records. Upon a repurchase of your shares, the Fund (or its administrative agent) may be generally required to report to the Internal Revenue Service (“IRS”) and furnish to you cost basis and holding period information for Fund shares that you purchased on or after January 1, 2012 (“covered shares”).

For shares of the Fund held in the Plan, you are permitted to elect from among several permitted cost basis methods. In the absence of an election, the Plan will use first-in first-out (“FIFO”) methodology for tracking and reporting your cost basis on covered shares as its default cost basis method. The cost basis method you use may not be changed with respect to a repurchase of shares after the settlement date of the repurchase. You should

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consult with your tax advisors to determine the best permitted cost basis method for your tax situation and to obtain more information about how the new cost basis reporting rules apply to you.

Common Shares in your account will be held by the Plan Agent in non-certificated form. Any proxy you receive will include all Common Shares you have received under the Plan.

There is no brokerage charge for reinvestment of your dividends or distributions in Common Shares. However, all participants will pay a pro rata share of brokerage commissions incurred by the Plan Agent when it makes open market purchases.

Automatically reinvesting dividends and distributions does not mean that you do not have to pay income taxes due upon receiving dividends and distributions.

If you hold your Common Shares with a brokerage firm that does not participate in the Plan, you will not be able to participate in the Plan and any dividend reinvestment may be effected on different terms than those described above. Consult your financial advisor for more information.

The Fund reserves the right to amend or terminate the Plan if in the judgment of the Board the change is warranted. There is no direct service charge to participants in the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the participants. Additional information about the Plan may be obtained by writing to ComputerShare, P.O. Box 505000, Louisville, Kentucky, 40233-5000 or by calling (800) 257-8787.

PLAN OF DISTRIBUTION

The Fund may sell the Common Shares offered under the Prospectus and this SAI through

•	at-the-market transactions;

•	underwriting syndicates; and

•	privately negotiated transactions.

The Fund will bear the expenses of the offering, including but not limited to, the expenses of preparation of the Prospectus and SAI for the offering and the expense of counsel and auditors in connection with the offering.

Distribution Through At-The-Market Transactions

The Fund has entered into a distribution agreement with Nuveen Securities (“Distribution Agreement”), which has been filed as an exhibit to the Registration Statement of which this SAI is a part. The summary of the Distribution Agreement contained herein is qualified by reference to the Distribution Agreement. Subject to the terms and conditions of the Distribution Agreement, the Fund may from time to time issue and sell its Common Shares through Nuveen Securities to certain broker-dealers which have entered into selected dealer agreements with Nuveen Securities. Currently, Nuveen Securities has entered into a selected dealer agreement with BB&T Capital Markets pursuant to which BB&T Capital Markets will act as exclusive sub-placement agent with respect to at-the-market offerings of Common Shares. The selected dealer agreement has been filed as an exhibit to the Registration Statement of which this SAI is a part. The summary of the selected dealer agreement contained herein is qualified by reference to the selected dealer agreement.

Common Shares will only be sold on such days as shall be agreed to by the Fund, Nuveen Securities and BB&T Capital Markets. Common Shares will be sold at market prices, which shall be determined with reference to trades on the NYSE, subject to a minimum price to be established each day by Nuveen Securities. The

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minimum price on any day will not be less than the current NAV per Common Share plus the per share amount of the commission to be paid to Nuveen Securities. The Fund and Nuveen Securities will suspend the sale of Common Shares if the per share price of the shares is less than the minimum price.

The Fund will compensate Nuveen Securities with respect to sales of the Common Shares at a commission rate of up to 1.0% of the gross proceeds of the sale of Common Shares. Nuveen Securities will compensate sub-placement agents or other broker-dealers at a rate of up to 0.8% of the gross proceeds of the sale of Common Shares sold by that sub-placement agent or other broker-dealer. Settlements of sales of Common Shares will occur on the third business day following the date on which any such sales are made.

In connection with the sale of the Common Shares on behalf of the Fund, Nuveen Securities may be deemed to be an underwriter within the meaning of the 1933 Act, and the compensation of Nuveen Securities may be deemed to be underwriting commissions or discounts. Unless otherwise indicated in a Prospectus supplement, Nuveen Securities will act as underwriter on a reasonable efforts basis.

The offering of Common Shares pursuant to the Distribution Agreement will terminate upon the earlier of (i) the sale of all Common Shares subject thereto or (ii) termination of the Distribution Agreement. The Fund and Nuveen Securities each have the right to terminate the Distribution Agreement in its discretion at any time.

The Fund currently intends to distribute the shares offered pursuant to this SAI primarily through at-the-market transactions, although from time to time it may also distribute shares through an underwriting syndicate or a privately negotiated transaction. To the extent shares are distributed other than through at-the-market transactions, the Fund will file a supplement to the Prospectus and this SAI describing such transactions.

BB&T Capital Markets, its affiliates and their respective employees hold or may hold in the future, directly or indirectly, investment interests in Nuveen Investments, Inc. and its funds. The interests held by employees of BB&T Capital Markets or its affiliates are not attributable to, and no investment discretion is held by, BB&T Capital Markets or its affiliates.

As of April 5, 2018, the Fund has sold an aggregate of 655,200 Common Shares, representing net proceeds to the Fund of $5,627,937, after payment of commissions of $56,981 in the aggregate.

The Fund’s closing price on the NYSE on April 5, 2018 was $7.36.

Distribution Through Underwriting Syndicates

The Fund from time to time may issue additional Common Shares through a syndicated secondary offering. In order to limit the impact on the market price of the Fund’s Common Shares, underwriters will market and price the offering on an expedited basis (e.g., overnight or similarly abbreviated offering period). The Fund will launch a syndicated offering on a day, and upon terms, mutually agreed upon between the Fund, Nuveen Securities, one of the Fund’s underwriters, and the underwriting syndicate.

The Fund will offer its shares at a price equal to a specified discount of up to 5% from the closing market price of the Fund’s Common Shares on the day prior to the offering date. The applicable discount will be negotiated by the Fund and Nuveen Securities in consultation with the underwriting syndicate on a transaction-by-transaction basis. The Fund will compensate the underwriting syndicate out of the proceeds of the offering based upon a sales load of up to 4% of the gross proceeds of the sale of Common Shares. The minimum net proceeds per share to the Fund will not be less than the greater of (i) the Fund’s latest NAV per Common Share or (ii) 91% of the closing market price of the Fund’s Common Shares on the day prior to the offering date.

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Distribution Through Privately Negotiated Transactions

The Fund, through Nuveen Securities, from time to time may sell directly to, and solicit offers from, institutional and other sophisticated investors, who may be deemed to be underwriters as defined in the 1933 Act for any resale of Common Shares. No sales commission or other compensation will be paid to Nuveen Securities or any other FINRA member in connection with such transactions.

The terms of such privately negotiated transactions will be subject to the discretion of the management of the Fund. In determining whether to sell Common Shares through a privately negotiated transaction, the Fund will consider relevant factors, including, but not limited to, the attractiveness of obtaining additional funds through the sale of Common Shares, the purchase price to apply to any such sale of Common Shares and the person seeking to purchase the Common Shares.

Common Shares issued by the Fund through privately negotiated transactions will be issued at a price equal to the greater of (i) the NAV per Common Share of the Fund’s Common Shares or (ii) at a discount ranging from 0% to 5% of the average daily closing market price of the Fund’s Common Shares at the close of business on the two business days preceding the date upon which Common Shares are sold pursuant to the privately negotiated transaction. The applicable discount will be determined by the Fund on a transaction-by-transaction basis.

The principal business address of Nuveen Securities is 333 West Wacker Drive, Chicago, Illinois 60606.

DESCRIPTION OF SHARES

Common Shares

The Declaration of Trust (“Declaration”) authorizes the issuance of an unlimited number of Common Shares. The Common Shares being offered have a par value of $0.01 per share subject to the rights of preferred shares, if issued, and borrowings, if incurred, and have equal rights to the payment of dividends and the distribution of assets upon liquidation of the Fund. The Common Shares being offered will, when issued, be fully paid and, subject to matters discussed under “Certain Provisions in the Declaration of Trust and By-Laws” in the Prospectus, non-assessable, and will have no preemptive or conversion rights or rights to cumulative voting. The Declaration provides that each whole Common Share shall be entitled to one vote as to any matter on which it is entitled to vote and each fractional Common Share shall be entitled to a proportionate fractional vote consistent with the requirements of the 1940 Act and the rules promulgated thereunder, and will vote as a single class. If the Fund incurs borrowings and/or issues preferred shares, the Common Shareholders will not be entitled to receive any cash distributions from the Fund unless all interest on such borrowings has been paid and all accrued dividends on preferred shares have been paid, and unless asset coverage (as defined in the 1940 Act) with respect to preferred shares would be at least 200% after giving effect to the distributions. See “—Preferred Shares” below.

The Common Shares are listed on the NYSE and trade under the symbol “JMLP.” The Fund intends to hold annual meetings of shareholders so long as the Common Shares are listed on a national securities exchange and such meetings are required as a condition to such listing. The Fund will not issue share certificates.

Unlike open-end funds, closed-end funds like the Fund do not continuously offer shares and do not provide daily redemptions. Rather, if a Common Shareholder determines to buy additional Common Shares or sell shares already held, the Common Shareholder may conveniently do so by trading on the exchange through a broker or otherwise. Shares of closed-end investment companies may frequently trade on an exchange at prices lower than NAV. Shares of closed-end investment companies like the Fund have, during some periods, traded at prices higher than NAV and, during other periods, have traded at prices lower than NAV. Because the market value of the Common Shares may be influenced by such factors as dividend levels (which are in turn affected by expenses), dividend stability, NAV, relative demand for and supply of such shares in the market, general market and economic conditions, and other factors beyond the Fund’s control, the Fund cannot guarantee you that

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Common Shares will trade at a price equal to or higher than NAV in the future. The Common Shares are designed primarily for long-term investors, and investors in the Common Shares should not view the Fund as a vehicle for trading purposes. See “Repurchase of Fund Shares; Conversion to Open-End Fund.”

Preferred Shares

The Declaration authorizes the issuance of an unlimited number of preferred shares in one or more classes or series, with rights as determined by the Board of the Fund, by action of the Board without the approval of the Common Shareholders. The terms of any preferred shares that may be issued by the Fund may be the same as, or different from, the terms described below, subject to applicable law and the Declaration.

Limited Issuance of Preferred Shares. Under the 1940 Act, the Fund could issue preferred shares with an aggregate liquidation value of up to one-half of the value of the Fund’s total net assets, measured immediately after issuance of the preferred shares. “Liquidation value” means the original purchase price of the shares being liquidated plus any accrued and unpaid dividends. In addition, the Fund is not permitted to declare any cash dividend or other distribution on its Common Shares unless the liquidation value of the preferred shares is less than one-half of the value of the Fund’s total net assets (determined after deducting the amount of such dividend or distribution) immediately after the distribution.

Distribution Preference. Any preferred shares would have complete priority over the Common Shares as to distribution of assets.

Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Fund, holders of preferred shares would be entitled to receive a preferential liquidating distribution (expected to equal the original purchase price per share plus accumulated and unpaid dividends thereon, whether or not earned or declared) before any distribution of assets is made to Common Shareholders. After payment of the full amount of the liquidating distribution to which they are entitled, holders of preferred shares will not be entitled to any further participation in any distribution of assets by the Fund. A consolidation or merger of the Fund with or into any Massachusetts business trust or corporation or a sale of all or substantially all of the assets of the Fund shall not be deemed to be a liquidation, dissolution or winding up of the Fund.

Voting Rights. In connection with any issuance of preferred shares, the Fund must comply with Section 18(i) of the 1940 Act, which requires, among other things, that preferred shares be voting shares and have equal voting rights with Common Shares. Except as otherwise indicated in this SAI and except as otherwise required by applicable law, holders of preferred shares would vote together with Common Shareholders as a single class.

In connection with the election of the Fund’s trustees, holders of preferred shares, voting as a separate class, would be entitled to elect two of the Fund’s trustees, and the remaining trustees would be elected by Common Shareholders and holders of preferred shares, voting together as a single class. In addition, if at any time dividends on the Fund’s outstanding preferred shares would be unpaid in an amount equal to two full years’ dividends thereon, the holders of all outstanding preferred shares, voting as a separate class, would be entitled to elect a majority of the Fund’s trustees until all dividends in arrears have been paid or declared and set apart for payment.

The affirmative vote of the holders of a majority of the Fund’s outstanding preferred shares of any class or series, as the case may be, voting as a separate class, would be required to, among other things, (1) take certain actions that would affect the preferences, rights, or powers of such class or series or (2) authorize or issue any class or series ranking prior to the preferred shares. Except as may otherwise be required by law, (1) the affirmative vote of the holders of at least two-thirds of the Fund’s preferred shares outstanding at the time, voting as a separate class, would be required to approve any conversion of the Fund from a closed-end to an open-end investment company and (2) the affirmative vote of the holders of at least two-thirds of the outstanding preferred shares, voting as a separate class, would be required to approve any plan of reorganization (as such term is used

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in the 1940 Act) adversely affecting such shares; provided however, that such separate class vote would be a majority vote if the action in question has previously been approved, adopted or authorized by the affirmative vote of two-thirds of the total number of trustees fixed in accordance with the Declaration or the By-Laws. The affirmative vote of the holders of a majority of the outstanding preferred shares, voting as a separate class, would be required to approve any action not described in the preceding sentence requiring a vote of security holders under Section 13(a) of the 1940 Act including, among other things, changes in a Fund’s investment objectives or changes in the investment restrictions described as fundamental policies under “Investment Restrictions” in this SAI. The class or series vote of holders of preferred shares described above would in each case be in addition to any separate vote of the requisite percentage of Common Shares and preferred shares necessary to authorize the action in question.

The foregoing voting provisions would not apply with respect to the Fund’s preferred shares if, at or prior to the time when a vote was required, such shares would have been (1) redeemed or (2) called for redemption and sufficient funds would have been deposited in trust to effect such redemption.

Redemption, Purchase and Sale of Preferred Shares. The terms of the preferred shares may provide that they are redeemable by the Fund at certain times, in whole or in part, at the original purchase price per share plus accumulated dividends, that the Fund may tender for or purchase preferred shares and that the Fund may subsequently resell any shares so tendered for or purchased. Any redemption or purchase of preferred shares by the Fund would reduce the leverage applicable to Common Shares, while any resale of such shares by the Fund would increase such leverage.

In the event of any future issuance of preferred shares, the Fund likely would apply for ratings from an NRSRO. In such event, as long as preferred shares are outstanding, the composition of the Fund’s portfolio would reflect guidelines established by such NRSRO. Based on previous guidelines established by such NRSROs for the securities of other issuers, the Fund anticipates that the guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed on the Fund by the 1940 Act. However, at this time, no assurance can be given as to the nature or extent of the guidelines that may be imposed in connection with obtaining a rating of any preferred shares.

BORROWINGS

The Declaration authorizes the Fund, without prior approval of the Common Shareholders, to borrow money. In this connection, the Fund may issue notes or other evidence of indebtedness (including bank borrowings or commercial paper) and may secure any such debt by mortgaging, pledging or otherwise subjecting as security the Fund’s assets. In connection with such borrowing, the Fund may be required to maintain minimum average balances with the lender or to pay a commitment or other fee to maintain a line of credit. Any such requirements will increase the cost of any such borrowing over the stated interest rate. Under the requirements of the 1940 Act, the Fund, immediately after issuing any debt, must have an asset coverage of at least 300%. With respect to any such debt, asset coverage means the ratio that the value of the total assets of the Fund, less all liabilities and indebtedness not represented by senior securities (as defined in the 1940 Act), bears to the aggregate amount of such borrowing represented by senior securities issued by the Fund. Certain types of debt may result in the Fund being subject to covenants in credit agreements relating to asset coverages or portfolio composition or otherwise. In addition, the Fund may be subject to certain restrictions imposed by guidelines of one or more rating agencies that may issue ratings on commercial paper or notes issued by the Fund. Such restrictions may be more stringent than those imposed by the 1940 Act.

The rights of lenders to the Fund to receive interest on and repayment of principal of any such debt would be senior to those of the Common Shareholders, and the terms of any such debt may contain provisions that limit certain activities of the Fund, including the payment of dividends to Common Shareholders in certain circumstances. Further, the 1940 Act would (in certain circumstances) grant to the lenders to the Fund certain voting rights in the event of default in the payment of interest on or repayment of principal. Any debt will likely

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be ranked senior or equal to all other existing and future debt of the Fund. In addition to debt, the Fund also may borrow up to an additional 5% of its total assets for temporary emergency purposes.

CERTAIN PROVISIONS IN THE DECLARATION OF TRUST AND BY-LAWS

Shareholder and Trustee Liability. Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the Fund’s obligations. However, the Declaration contains an express disclaimer of shareholder liability for the Fund’s debts or obligations and requires that notice of such limited liability be given in each agreement, obligation or instrument entered into or executed by the Fund or the trustees. The Declaration further provides for indemnification out of the Fund’s assets and property for all loss and expense of any shareholder held personally liable for the Fund’s obligations. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund would be unable to meet its obligations. The Fund believes that the likelihood of such circumstances is remote.

The Declaration provides that the Fund’s obligations are not binding upon the Fund’s trustees individually, but only upon the Fund’s assets and property, and that the trustees shall not be liable for errors of judgment or mistakes of fact or law. Nothing in the Declaration, however, protects a trustee against any liability to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Anti-Takeover Provisions. The Declaration and By-Laws include provisions that could limit the ability of other entities or persons to acquire control of the Fund or to convert the Fund to open-end status. The By-Laws require the Board be divided into three classes with staggered terms. See the “Management of the Fund” in this SAI. This provision of the By-Laws could delay for up to two years the replacement of a majority of the Board. If preferred shares are issued, holders of preferred shares, voting as a separate class, will be entitled to elect two of the Fund’s trustees. In addition, the Declaration requires a vote by holders of at least two-thirds of the Common Shares and, if issued, preferred shares, voting together as a single class, except as described below, to authorize (1) a conversion of the Fund from a closed-end to an open-end investment company, (2) a merger or consolidation of the Fund, or a series or class of the Fund, with any corporation, association, trust or other organization or a reorganization of the Fund, or a series or class of the Fund, (3) a sale, lease or transfer of all or substantially all of the Fund’s assets (other than in the regular course of the Fund’s investment activities), (4) in certain circumstances, a termination of the Fund, or a series or class of the Fund or (5) a removal of trustees by shareholders, and then only for cause, unless, with respect to (1) through (4), such transaction has already been authorized by the affirmative vote of two-thirds of the total number of trustees fixed in accordance with the Declaration or the By-Laws, in which case the affirmative vote of the holders of at least a majority of the Fund’s Common Shares and, if issued, preferred shares outstanding at the time, voting together as a single class, would be required; provided, however, that where only a particular class or series is affected (or, in the case of removing a trustee, when the trustee has been elected by only one class), only the required vote by the applicable class or series will be required. Approval of shareholders would not be required, however, for any transaction, whether deemed a merger, consolidation, reorganization or otherwise whereby the Fund issues shares in connection with the acquisition of assets (including those subject to liabilities) from any other investment company or similar entity. In the case of the conversion of the Fund to an open-end investment company, or in the case of any of the foregoing transactions constituting a plan of reorganization that adversely affects the holders of any outstanding preferred shares, the action in question also would require the affirmative vote of the holders of at least two-thirds of the preferred shares outstanding at the time, voting as a separate class, or, if such action has been authorized by the affirmative vote of two-thirds of the total number of trustees fixed in accordance with the Declaration or the By-Laws, the affirmative vote of the holders of at least a majority of the preferred shares outstanding at the time, voting as a separate class. None of the foregoing provisions may be amended except by the vote of at least two-thirds of the Common Shares and, if issued, preferred shares, voting together as a single class. The votes required to approve the conversion of the Fund from a closed-end to an open-end investment company or to approve transactions constituting a plan of reorganization that adversely

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affects the holders of any outstanding preferred shares are higher than those required by the 1940 Act. The Board believes that the provisions of the Declaration relating to such higher votes are in the best interest of the Fund and its shareholders. In addition to removal by shareholders for cause, a trustee may also be removed for cause by action of the Board, may be removed as required by the 1940 Act or may no longer serve as trustee once a successor is elected and qualified.

The provisions of the Declaration and By-Laws described above could have the effect of depriving the Common Shareholders of opportunities to sell their Common Shares at a premium over the then current market price of the Common Shares by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. The overall effect of these provisions is to render more difficult the accomplishment of a merger or the assumption of control by a third party. They provide, however, the advantage of potentially requiring persons seeking control of the Fund to negotiate with its management regarding the price to be paid and facilitating the continuity of the Fund’s investment objectives and policies. The Fund’s Board has considered the foregoing anti-takeover provisions and concluded that they are in the best interests of the Fund and its Common Shareholders.

Preemptive Rights. The Declaration provides that Common Shareholders shall have no right to acquire, purchase or subscribe for any shares or securities of the Fund, other than such right, if any, as the Fund’s Board in its discretion may determine. As of the date of this SAI, no preemptive rights have been granted by the Board.

Reference should be made to the Declaration and By-Laws on file with the SEC for the full text of these provisions.

REPURCHASE OF FUND SHARES; CONVERSION TO OPEN-END FUND

The Fund is a closed-end investment company and as such its shareholders will not have the right to cause the Fund to redeem their shares. Instead, the Fund’s Common Shares will trade in the open market at a price that will be a function of several factors, including dividend levels (which are in turn affected by expenses), NAV, call protection, price, dividend stability, relative demand for and supply of such shares in the market, general market and economic conditions and other factors. Because shares of a closed-end investment company may frequently trade at prices lower than NAV, the Fund’s Board has currently determined that, at least annually, it will consider action that might be taken to reduce or eliminate any material discount from NAV in respect of common shares, which may include the repurchase of such shares in the open market or in private transactions, the making of a tender offer for such shares at NAV, or the conversion of the Fund to an open-end investment company. There can be no assurance, however, that the Board will decide to take any of these actions, or that share repurchases or tender offers, if undertaken, will reduce market discount. On August 1, 2017, the Fund’s Board renewed the Fund’s open market share repurchase program under which the Fund may repurchase up to 10% of its Common Shares. Since the inception of the Fund’s share repurchase program through April 5, 2018, the Fund has not repurchased any Common Shares under the program.

Notwithstanding the foregoing, at any time if the Fund has preferred shares outstanding, the Fund may not purchase, redeem or otherwise acquire any of its Common Shares unless (1) all accrued preferred shares dividends have been paid and (2) at the time of such purchase, redemption or acquisition, the NAV of the Fund’s portfolio (determined after deducting the acquisition price of the Common Shares) is at least 200% of the liquidation value of the outstanding preferred shares (expected to equal the original purchase price per share plus any accrued and unpaid dividends thereon). The staff of the U.S. Securities and Exchange Commission currently requires that any tender offer made by a closed-end investment company for its shares must be at a price equal to the NAV of such shares at the close of business on the last day of the tender offer. Any service fees incurred in connection with any tender offer made by the Fund will not reduce the stated consideration to be paid to tendering shareholders.

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Subject to its investment limitations, the Fund may borrow to finance the repurchase of shares or to make a tender offer. Interest on any borrowings to finance share repurchase transactions or the accumulation of cash by the Fund in anticipation of share repurchases or tenders will reduce the Fund’s net income. Any share repurchase, tender offer or borrowing that might be approved by the Board would have to comply with the Securities Exchange Act of 1934, as amended, and the 1940 Act and the rules and regulations thereunder.

Although the decision to take action in response to a discount from NAV will be made by the Board of the Fund at the time it considers such issue, it is the Board’s present policy, which may be changed by the Board, not to authorize repurchases of Common Shares or a tender offer for such shares if (1) such transactions, if consummated, would (a) result in the delisting of the Common Shares from the NYSE, or (b) impair the Fund’s eligibility for treatment as a regulated investment company under the Internal Revenue Code or impair the Fund’s status as a registered closed-end investment company under the 1940 Act; (2) the Fund would not be able to liquidate portfolio securities in an orderly manner and consistent with the Fund’s investment objective and policies in order to repurchase shares; or (3) there is, in the Board’s judgment, any (a) material legal action or proceeding instituted or threatened challenging such transactions or otherwise materially adversely affecting the Fund, (b) general suspension of or limitation on prices for trading securities on the NYSE, (c) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by United States or state banks in which the Fund invests, (d) material limitation affecting the Fund or the issuers of its portfolio securities by federal or state authorities on the extension of credit by lending institutions or on the exchange of foreign currency, (e) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States, or (f) other event or condition which would have a material adverse effect (including any adverse tax effect) on the Fund or its shareholders if shares were repurchased. The Board of the Fund may in the future modify these conditions in light of experience.

Conversion to an open-end company would require the approval of the holders of at least two-thirds of the Fund’s common shares and preferred shares, if issued in the future, outstanding at the time, voting together as a single class, and of the holders of at least two-thirds of the Fund’s preferred shares, if issued in the future, outstanding at the time, voting as a separate class, provided, however, that such separate class vote shall be a majority vote if the action in question has previously been approved, adopted or authorized by the affirmative vote of two-thirds of the total number of trustees fixed in accordance with the Declaration or By-Laws. See the Prospectus under “Certain Provisions in the Declaration of Trust” for a discussion of voting requirements applicable to conversion of the Fund to an open-end company. If the Fund converted to an open-end company, it would be required to redeem all preferred shares then outstanding, and the Fund’s Common Shares would no longer be listed on the NYSE. Shareholders of an open-end investment company may require the company to redeem their shares on any business day (except in certain circumstances as authorized by or under the 1940 Act) at their NAV, less such redemption charge, if any, as might be in effect at the time of redemption. In order to avoid maintaining large cash positions or liquidating favorable investments to meet redemptions, open-end companies typically engage in a continuous offering of their shares. Open-end companies are thus subject to periodic asset in-flows and out-flows that can complicate portfolio management. The Board of the Fund may at any time propose conversion of the Fund to an open-end company depending upon their judgment as to the advisability of such action in light of circumstances then prevailing.

The repurchase by the Fund of its shares at prices below NAV would result in an increase in the NAV of those shares that remain outstanding. However, there can be no assurance that share repurchases or tenders at or below NAV would result in the Fund’s shares trading at a price equal to their NAV. Nevertheless, the fact that the Fund’s shares may be the subject of repurchase or tender offers at NAV from time to time, or that the Fund may be converted to an open-end company, may reduce any spread between market price and NAV that might otherwise exist.

In addition, a purchase by the Fund of its Common Shares would decrease the Fund’s total assets which would likely have the effect of increasing the Fund’s expense ratio. Any purchase by the Fund of its Common Shares at a time when preferred shares are outstanding will increase the leverage applicable to the outstanding Common Shares then remaining.

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Before deciding whether to take any action if the Fund’s common shares trade below NAV, the Board of the Fund would consider all relevant factors, including the extent and duration of the discount, the liquidity of the Fund’s portfolio, the impact of any action that might be taken on the Fund or its shareholders and market considerations. Based on these considerations, even if the Fund’s shares should trade at a discount, the Board may determine that, in the interest of the Fund and its shareholders, no action should be taken.

TAX MATTERS

The following is a summary of certain United States federal income tax considerations relating to the Fund and the purchase, ownership and disposition of Common Shares as of the date hereof. Except where noted, this summary deals only with Common Shares purchased in this offering and held as a capital asset. This summary does not represent a detailed description of the United States federal income tax consequences applicable to a Common Shareholder if such holder is subject to special treatment under the United States federal income tax laws, including if the holder is:

•	a dealer in securities or currencies or other person subject to mark-to-market treatment;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding Common Shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for its securities;

•	a person liable for alternative minimum tax;

•	a partnership or other pass-through entity for United States federal income tax purposes;

•	an S corporation;

•	a holder receiving Common Shares as compensation for services; or

•	a U.S. Holder (as defined below) whose “functional currency” is not the United States dollar.

As used herein, the term “U.S. Holder” means a beneficial owner of Common Shares that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

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As used herein, the term “non-U.S. Holder” means a beneficial owner of Common Shares that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for United States federal income tax purposes).

The discussion below is based upon the provisions of the Internal Revenue Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, possibly with retroactive effect, so as to result in United States federal income tax consequences different from those discussed below.

If a partnership holds Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Investors that are partners in a partnership holding Common Shares should consult their tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences applicable to the Fund or to investors in light of their particular circumstances, and does not address the effects of any state, local or non-United States tax laws. Investors considering the purchase, ownership or disposition of Common Shares should consult their own tax advisors concerning the United States federal income tax consequences to them in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Taxation of the Fund

The Fund is treated as a regular corporation, or a “C” corporation, for United States federal income tax purposes. Accordingly, the Fund generally is subject to United States federal income tax on its taxable income at the graduated rates applicable to corporations (generally 35% for taxable years beginning on or before December 31, 2017, and 21% for taxable years beginning after December 31, 2017). Such taxable income generally includes, among other items, all of the Fund’s net income and gain from its investments in and dispositions of the equity securities of MLPs, other types of equity securities, derivatives, debt securities, royalty trusts and foreign securities less Fund expenses. For taxable years beginning on or before December 31, 2017, the Fund may be subject to a 20% alternative minimum tax on its alternative minimum taxable income to the extent that the alternative minimum tax exceeds the Fund’s regular income tax liability. The Fund’s payment of corporate income tax or alternative minimum tax could materially reduce the amount of cash available for the Fund to make distributions on the Common Shares. In addition, distributions to Common Shareholders of the Fund are taxed under United States federal income tax laws applicable to corporate distributions, and thus the Fund’s taxable income will be subject to a double layer of taxation. As a regular corporation, the Fund may also be subject to state income tax or, possibly, foreign tax by reason of its investments in equity securities of MLPs.

The income from equity securities of certain MLPs is treated as qualifying income for purposes of qualifying as a regulated investment company under the Internal Revenue Code. However, a regulated investment company may not invest more than 25% of its assets in the equity securities of certain MLPs. Thus, the Fund does not expect that it will be eligible to elect to be treated as a regulated investment company because the Fund intends to invest more than 25% of its assets in the equity securities of certain MLPs. In addition, because the Fund is a corporation, it is not eligible for the new 20% deduction for “qualified business income” generally available to non-corporate taxpayers with respect to income from investments in MLPs.

Certain of the Fund’s Investments

MLP Equity Securities

The MLPs whose tax treatment is described in this section, and in which the Fund will primarily invest, are MLPs that are treated as partnerships for U.S. federal income tax purposes.

MLPs are generally characterized as “publicly traded partnerships” for United States federal income tax purposes because MLPs are typically organized as limited partnerships or limited liability companies that are

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publicly traded. The Internal Revenue Code generally requires all publicly traded partnerships to be treated as corporations for United States federal income tax purposes. If, however, a publicly traded partnership satisfies specific requirements, the publicly traded partnership will be treated as a partnership for United States federal income tax purposes. The Fund intends to invest in MLPs that satisfy (and references in this discussion to MLPs include only those MLPs that satisfy) these requirements. Under these requirements, an MLP is required to derive at least 90% of its gross income for each taxable year from specified sources of qualifying income, such as interest, dividends, real property rents, gain from the sale or disposition of real property, gains on sales of certain capital assets, and in certain limited circumstances, income and gain from commodities or futures, forwards and options with respect to commodities. Qualifying income also includes income and gains derived from mineral or natural resources (including energy related) activities, including the exploration, development, mining or production, processing, refining, transportation (including pipelines transporting gas, oil, or products thereof), or the marketing of any mineral or natural resource (including fertilizer, geothermal energy, and timber), industrial source carbon dioxide, or the transportation or storage of certain fuels (including alcohol, biodiesel and alternative fuels).

If the MLPs are taxed as partnerships, the MLPs will be taxed differently from corporations for United States federal income tax purposes. A corporation is required to pay United States federal income tax on its income, and, to the extent the corporation makes distributions to its stockholders in the form of dividends from current or accumulated earnings and profits, its stockholders are required to pay United States federal income tax on such dividends. For this reason, it is said that corporate income is taxed at two levels. In contrast, no United States federal income tax would be imposed at the MLP entity level for an MLP taxed as a partnership. Instead, a partnership’s items of taxable income, gain, loss, deductions, and credits are generally allocated among all the partners in proportion to their interests in the partnership. Each partner is required to take into account its allocable shares of these tax items in computing its taxable income and tax liabilities and to adjust its basis in its partnership interest correspondingly. Partnership income is said to be taxed only at one level—at the partner level.

Although distributions from MLPs resemble corporate dividends, they are treated differently for United States federal income tax purposes. A distribution from an MLP is treated as a tax-free return of capital to the extent of, and in reduction of, the partner’s tax basis in its MLP interest and as gain from the sale or exchange of the MLP interest to the extent the distribution exceeds the partner’s tax basis in its MLP interest. When the Fund invests in the equity securities of an MLP, the Fund will be a partner in such MLP. Accordingly, the Fund will be required to take into account the Fund’s allocable share of the income, gains, losses, deductions and credits recognized by each such MLP, whether or not the MLP distributes cash to the Fund. Based upon a review of the historic results of the type of MLPs in which the Fund invests, the Fund expects that the cash distributions it will receive with respect its investments in equity securities of MLPs will exceed the taxable income allocated to the Fund from such MLPs because of non-cash tax deductions such as depreciation, amortization and depletion that will be allocated to the Fund from the MLPs. No assurance, however, can be given in this regard. If this expectation is not realized, the Fund will have more corporate income tax expense than expected, which will result in less cash available to distribute to Common Shareholders.

The Fund will recognize gain or loss on the sale, exchange or other taxable disposition of an equity security of an MLP equal to the difference between the amount realized by the Fund on the sale, exchange or other taxable disposition and the Fund’s adjusted tax basis in such equity security. Any such gain will be subject to United States federal income tax at the regular graduated corporate rates (currently at a maximum rate of 21%). Because the Fund will be taxed as a regular corporation it will not be eligible for reduced rates of taxation with respect to such gain, even if such gain is long-term capital gain. The amount realized by the Fund generally will be the amount paid by the purchaser of the equity security plus the portion of the Fund’s allocable share, if any, of the MLP’s debt that will be allocated to the purchaser as a result of the sale, exchange or other taxable disposition. The Fund’s adjusted tax basis in its equity securities in an MLP is generally equal to the amount the Fund paid for the equity securities, (x) increased by the Fund’s allocable share of the MLP’s net taxable income and the Fund’s allocable share of the MLP’s debt, if any, and (y) decreased by the Fund’s allocable share of the MLP’s net losses, reductions in the Fund’s allocable share of the MLP’s debt, if any, and any distributions

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received by the Fund from the MLP. Although any distribution by an MLP to the Fund in excess of the Fund’s allocable share of such MLP’s net taxable income generally will not be taxable to the extent the distribution does not exceed the Fund’s tax basis in the MLP, such distribution will reduce the Fund’s tax basis and thus increase the amount of gain (or decrease the amount of loss) that will be recognized on the sale of an equity security in the MLP by the Fund or on a subsequent distribution by the MLP to the Fund. A portion of any gain or loss recognized by the Fund on a disposition of an MLP equity security (or by an MLP on a disposition of an underlying asset) may be separately computed and taxed as ordinary income or loss under the Internal Revenue Code to the extent attributable to assets of the MLP that give rise to depreciation recapture, intangible drilling and development cost recapture, or other “unrealized receivables” or “inventory items” under the Internal Revenue Code. Any such gain may exceed net taxable gain realized on the disposition and will be recognized even if there is a net taxable loss on the disposition. As a corporation, the Fund’s capital gains will be taxed at ordinary income rates, so treatment of gains as ordinary income will not cause the gains to be taxed at a higher rate. Nevertheless, the Fund’s net capital losses may only be used to offset capital gains and therefore could not be used to offset gains that are treated as ordinary income. Thus, the Fund could recognize both gain that is treated as ordinary income and capital loss on a disposition of an MLP equity security (or on an MLP’s disposition of an underlying asset) and would not be able to use the capital loss to offset that gain.

Any capital losses that the Fund recognizes on a disposition of an equity security of an MLP can only be used to offset capital gains that the Fund recognizes. Any capital losses that the Fund is unable to use may be carried back for three taxable years and forward for five taxable years to reduce the Fund’s capital gains in such years. Because (i) the periods for which capital losses may be carried back and forward are limited and (ii) the disposition of an equity security of an MLP may be treated, in significant part, as ordinary income, capital losses incurred by the Fund may expire without being utilized.

As described above, for taxable years beginning before January 1, 2018, the Fund may be subject to an alternative minimum tax on its alternative minimum taxable income to the extent that the alternative minimum tax exceeds the Fund’s regular income tax liability. The Fund’s allocable share of certain percentage-depletion deductions and intangible drilling costs of the MLPs in which the Fund invests may be treated as items of tax preference for purposes of calculating the Fund’s alternative minimum taxable income. Such items will increase the Fund’s alternative minimum taxable income and increase the likelihood that the Fund may be subject to the alternative minimum tax.

Corporate Investments

The Fund may invest in entities that are taxed as corporations for United States federal income tax purposes, including certain MLPs that elect corporate treatment. Distributions that the Fund receives from such corporations will generally be taxable to the extent of the corporations current or accumulated earnings and profits. Investment by the Fund in “passive foreign investment companies” (“PFICs”) could subject the Fund to U.S. federal income tax (including interest charges) on distributions received from such a company or on the proceeds from the sale of its investment in such a company. A “passive foreign investment company” is any foreign corporation: (i) 75% or more of the income of which for the taxable year is passive income, or (ii) the average percentage of the assets of which (generally by value, but by adjusted tax basis in certain cases) that produce or are held for the production of passive income is at least 50%. The Fund may avoid the tax on PFIC distributions and the sale of interests in PFICs by making an election to mark such investments to market annually, treating gains as ordinary income. In so doing, the Fund would be required to include its share of the PFIC’s income and net capital gains annually, if the Fund is eligible to do so, and regardless of whether it receives any distribution from the PFIC. The mark-to-market election may accelerate the recognition of income without the receipt of cash. Making this election therefore may require the Fund to liquidate other investments (including when it is not advantageous to do so), which also may accelerate the recognition of gain and affect the Fund’s total return.

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Other Investments

The Fund’s transactions in foreign currencies, forward contracts, options and futures contracts (including options and futures contracts on foreign currencies), to the extent permitted, will be subject to special provisions of the Internal Revenue Code (including provisions relating to “hedging transactions” and “straddles”) that, among other things, may affect the character of gains and losses realized by the Fund (i.e., may affect whether gains or losses are ordinary or capital or short-term versus long-term), accelerate recognition of income to the Fund and defer Fund losses. These provisions also (a) will require the Fund to mark-to-market certain types of the positions in its portfolio (i.e., treat them as if they were closed out at the end of each year) and (b) may cause the Fund to recognize income without receiving a corresponding amount of cash. If the Fund invests in debt obligations having original issue discount, the Fund may recognize taxable income from such investments in excess of any cash received from the investments.

Foreign Investments

Dividends or other income (including, in some cases, capital gains) received by the Fund from investments in non-United States securities may be subject to withholding and other taxes imposed by foreign countries. Tax conventions between certain countries and the United States may reduce or eliminate such taxes in some cases. Foreign taxes paid by the Fund will reduce the return from the Fund’s investments. Common Shareholders will not be entitled to claim credits or deductions on their own tax returns for foreign taxes paid by the Fund.

U.S. Holders

Taxation of Dividends

The gross amount of distributions by the Fund in respect of Common Shares will be taxable to a U.S. Holder as dividend income to the extent the distributions are paid out of the Fund’s current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be included in a U.S. Holder’s gross income on the day actually or constructively received by such holder. Subject to certain holding period and other requirements, such dividend income will generally be eligible for the dividends received deduction in the case of corporate U.S. Holders and will generally be treated as “qualified dividend income” for non-corporate U.S. Holders (including individuals) and will be eligible for reduced rates of taxation.

To the extent that the amount of any distribution exceeds the Fund’s current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of Common Shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by a U.S. Holder on a subsequent disposition of the Common Shares), and the balance in excess of adjusted basis will be taxed as capital gain. Any such capital gain will be long-term capital gain if such U.S. Holder has held the applicable Common Shares for more than one year.

A corporation’s earnings and profits are generally calculated by making certain adjustments to the corporation’s reported taxable income. Based upon the historic performance of similar MLPs, the Fund anticipates that the distributed cash from the MLPs in its portfolio will exceed its earnings and profits. Thus, the Fund anticipates that only a portion of its distributions will be treated as dividends to its Common Shareholders for United States federal income tax purposes, although no assurance can be given in this regard.

Because of the Fund’s status as a corporation for United States federal income tax purposes and its investments in equity securities of MLPs, the Fund’s earnings and profits may be calculated using accounting methods that are different from those used for calculating taxable income. For instance, the Fund may use a slower method of depreciation and depletion for purposes of computing its earnings and profits than the method used for purposes of calculating the taxable income of an MLP. In that case, the Fund’s earnings and profits would not be increased solely by its allocable share of the MLP’s taxable income, but would also have to be

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adjusted to reflect the impact of the slower depreciation and depletion methods. Because of these differences, the Fund may make distributions out of its current or accumulated earnings and profits, treated as dividends, in years in which the Fund’s distributions exceed its taxable income.

Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional Common Shares of the Fund. Common Shareholders receiving distributions in the form of additional Common Shares of the Fund will be treated as receiving a distribution in the amount of cash that they would have received if they had elected to receive the distribution in cash.

Taxation of Sales, Exchanges or Other Dispositions

A U.S. Holder will recognize taxable gain or loss on any sale, exchange or other disposition of Common Shares in an amount equal to the difference between the amount realized for the Common Shares and the holder’s adjusted tax basis in such Common Shares. Generally, a U.S. Holder’s adjusted tax basis in the Common Shares will be equal to the cost of the holder’s Common Shares, reduced by adjustments for distributions paid by the Fund in excess of its earnings and profits (i.e., returns of capital). Such gain or loss will generally be capital gain or loss. It is possible that a return of capital could cause a shareholder to pay a tax on capital gains with respect to shares that are sold for an amount less than the price originally paid for them. Capital gains of non-corporate U.S. Holders (including individuals) derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Tax on Net Investment Income

A 3.8% Medicare contribution tax generally applies to all or a portion of the “net investment income” of a Common Shareholder who is an individual and not a nonresident alien for federal income tax purposes and who has adjusted gross income (subject to certain adjustments) that exceeds a threshold amount ($250,000 if married filing jointly or if considered a “surviving spouse” for federal income tax purposes, $125,000 if married filing separately, and $200,000 in other cases). This 3.8% tax will also apply to all or a portion of the undistributed net investment income of certain U.S. Shareholders that are estates and trusts. For these purposes, dividend and capital gain income are generally taken into account in computing net investment income. Common Shareholders are advised to consult their own tax advisors regarding additional taxation of net investment income.

Non-U.S. Holders

The following discussion is a summary of certain United States federal income tax consequences that will apply to non-U.S. Holders. Special rules may apply to certain non-U.S. Holders, such as “controlled foreign corporations,” “passive foreign investment companies” and certain expatriates, among others, that are subject to special treatment under the Internal Revenue Code. Such non-U.S. Holders should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Taxation of Dividends

The gross amount of distributions by the Fund in respect of Common Shares is treated as dividends to the extent paid out of the Fund’s current or accumulated earnings and profits, as determined under United States federal income tax principles. Dividends paid to a non-U.S. Holder generally are subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by a non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements (generally on a Form W-8ECI) are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. Holder were a United States person as defined under the Internal Revenue Code. Any such effectively connected dividends received by a

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foreign corporation may also be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. Holder who wishes to claim the benefits of an applicable income tax treaty (and avoid backup withholding, as discussed below) for dividends will be required (a) to complete a Form W-8BEN or W-8BEN-E (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Internal Revenue Code and is eligible for treaty benefits or (b) if Common Shares are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. Holders that are pass-through entities rather than corporations or individuals.

A non-U.S. Holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

If the amount of a distribution to a non-U.S. Holder exceeds the Fund’s current and accumulated earnings and profits, such excess will be treated first as a tax-free return of capital to the extent of the non-U.S. Holder’s tax basis in the Common Shares, and then as capital gain. As discussed above under the caption “—U.S. Holders—Taxation of Dividends,” the Fund expects that only a portion of its distributions to its Common Shareholders with respect to the Common Shares will be treated as dividends for United States federal income tax purposes, although no assurance can be given in this regard. Capital gain recognized by a non-U.S. Holder as a consequence of a distribution by the Fund in excess of its current and accumulated earnings and profits will generally not be subject to United States federal income tax, except as described below under the caption “—Taxation of Sales, Exchanges or Other Dispositions.”

Taxation of Sales, Exchanges or Other Dispositions

A non-U.S. Holder generally will not be subject to United States federal income tax on any gain realized on the disposition of Common Shares unless:

•

the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. Holder);

•	the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	the Fund is or has been a “United States real property holding corporation” for United States federal income tax purposes.

An individual non-U.S. Holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. Holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. Holder that is a foreign corporation falls under the first bullet point immediately above, the holder will be subject to tax on its net gain in the same manner as if the holder were a United States person as defined under the Internal Revenue Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

The Fund may be a “United States real property holding corporation” for United States federal income tax purposes. With respect to the third bullet point above, if the Fund is or becomes a “United States real property holding corporation,” so long as the Fund’s Common Shares are regularly traded on an established securities market (such as the NYSE), only a non-U.S. Holder who holds or held (at any time during the shorter of the five

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year period preceding the date of disposition or the holder’s holding period) more than 5% (directly or indirectly as determined under applicable attribution rules of the Internal Revenue Code) of the Fund’s Common Shares will be subject to United States federal income tax on the disposition of Common Shares.

Information Reporting and Backup Withholding

U.S. Holders

In general, information reporting will apply to distributions in respect of Common Shares and the proceeds from the sale, exchange or other disposition of Common Shares that are paid to a U.S. Holder within the United States (and in certain cases, outside the United States), unless the holder is an exempt recipient. A backup withholding tax (at a maximum rate of 24%) may apply to such payments if the holder fails to provide a taxpayer identification number (generally on a Form W-9) or certification of other exempt status or fails to report in full dividend and interest income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or as a credit against a U.S. Holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders

The Fund must report annually to the IRS and to each non-U.S. Holder the amount of distributions paid to such holder (whether treated as dividends or a return of capital) and the tax withheld with respect to such distributions. Copies of the information returns reporting such distributions and withholding may also be made available to the tax authorities in the country in which the non-U.S. Holder resides under the provisions of an applicable income tax treaty. A distribution that is a tax-free return of capital will generally not be subject to United States withholding tax.

A non-U.S. Holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Internal Revenue Code), or such holder otherwise establishes an exemption. Dividends subject to withholding of United States federal income tax as described under the caption “—Non-U.S. Holders—Taxation of Dividends” above will not be subject to backup withholding.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of Common Shares within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Internal Revenue Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or as a credit against a non-U.S. Holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders should consult their tax advisor regarding the application of the information reporting and backup withholding rules to them.

Additional Withholding Requirements

Unless certain non-U.S. entities that hold Fund shares comply with IRS requirements that will generally require them to report information regarding U.S. persons investing in, or holding accounts with, such entities,

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the Fund is required to withhold 30% of the dividends it pays to such entities and gross proceeds on the sale or disposition of Common Shares payable to such entities after December 31, 2018. A non-U.S. Holder may be exempt from the withholding described in this paragraph under an applicable intergovernmental agreement between the U.S. and a foreign government, provided that the shareholder and the applicable foreign government comply with the terms of such agreement.

Investment by Tax-Exempt Investors

Employee benefit plans and most other organizations exempt from United States federal income tax, including individual retirement accounts and other retirement plans, are subject to United States federal income tax on unrelated business taxable income (“UBTI”). Because the Fund is a corporation for United States federal income tax purposes, an owner of Common Shares will not report on its federal income tax return any of the Fund’s items of income, gain, loss and deduction. Therefore, a tax-exempt investor generally will not have UBTI attributable to its ownership or sale of Common Shares unless its ownership of Common Shares is debt-financed. In general, Common Shares would be debt-financed if the tax-exempt owner of Common Shares incurs debt to acquire Common Shares or otherwise incurs or maintains a debt that would not have been incurred or maintained if the Common Shares had not been acquired.

Other Taxation

The Fund’s Common Shareholders may be subject to state, local and foreign taxes on its distributions. Common Shareholders are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the Fund.

FINANCIAL STATEMENTS

The Financial Statements and the independent registered public accounting firm’s report thereon, appearing in the Fund’s annual shareholder report for the fiscal year ended November 30, 2017, are incorporated herein by reference in this SAI. The Fund’s annual shareholder report may be obtained without charge by calling (800)  257-8787.

CUSTODIAN AND TRANSFER AGENT

The custodian of the assets of the Fund is State Street Bank and Trust Company, One Lincoln Street, Boston, Massachusetts 02111 (the “Custodian”). The Custodian performs custodial, fund accounting and portfolio accounting services. The Fund’s transfer, shareholder services and dividend paying agent is ComputerShare Inc. and ComputerShare Trust Company, N.A. (the “Transfer Agent”). The Transfer Agent is located at 250 Royall Street, Canton, Massachusetts 02021.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP, an independent registered public accounting firm, provides auditing services to the Fund. The principal business address of PricewaterhouseCoopers LLP is located at 1 North Wacker Drive, Chicago, Illinois, 60606.

LEGAL OPINION

Certain legal matters in connection with the Common Shares will be passed upon for the Fund by Morgan, Lewis & Bockius LLP, Washington, D.C.

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ADDITIONAL INFORMATION

A Registration Statement on Form N-2, including amendments thereto, relating to the shares of the Fund offered hereby, has been filed by the Fund with the SEC in Washington, D.C. The Fund’s Prospectus and this SAI do not contain all of the information set forth in the Registration Statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the shares offered hereby, reference is made to the Fund’s Registration Statement. Statements contained in the Fund’s Prospectus and this SAI as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement may be inspected without charge at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the SEC upon the payment of certain fees prescribed by the SEC or on the SEC’s website at http://www.sec.gov.

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APPENDIX A

Ratings of Investments

S&P Global Ratings

The following rating definitions are for long-term and short-term credit ratings for both issuer and issue ratings. These types of credit ratings cover the broadest set of credit risk factors and are not limited in scope. Some refer to these as the “traditional” credit ratings.

A. Issue Credit Ratings

An S&P Global Ratings issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P Global Ratings’ view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and this opinion may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

Issue credit ratings can be either long-term or short-term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. Medium-term notes are assigned long-term ratings.

LONG-TERM ISSUE CREDIT RATINGS

Long-term issue credit ratings are based, in varying degrees, on S&P Global Ratings’ analysis of the following considerations:

•    The likelihood of payment—the capacity and willingness of the obligor to meet its financial commitments on an obligation in accordance with the terms of the obligation;

•    The nature and provisions of the financial obligation, and the promise we impute; and

•    The protection afforded by, and relative position of, the financial obligation in the event of a bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

Issue ratings are an assessment of default risk but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

AAA

An obligation rated ‘AAA’ has the highest rating assigned by S&P Global Ratings. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.

AA

An obligation rated ‘AA’ differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.

A

An obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

BBB

An obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitment on the obligation.

BB, B, CCC, CC, and C

Obligations rated ‘BB’, ‘B’, ‘CCC’, ‘CC’, and ‘C’ are regarded as having significant speculative characteristics. ‘BB’ indicates the least degree of speculation and ‘C’ the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB

An obligation rated ‘BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitments on the obligation.

B

An obligation rated ‘B’ is more vulnerable to nonpayment than obligations rated ‘BB’, but the obligor currently has the capacity to meet its financial commitments on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.

CCC

An obligation rated ‘CCC’ is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitments on the obligation.

CC

An obligation rated ‘CC’ is currently highly vulnerable to nonpayment. The ‘CC’ rating is used when a default has not yet occurred but S&P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.

C

An obligation rated ‘C’ is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared with obligations that are rated higher.

D

An obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation’s rating is lowered to ‘D’ if it is subject to a distressed exchange offer.

NR

This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that S&P Global Ratings does not rate a particular obligation as a matter of policy.

Plus (+) or minus (-)

The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

Short-Term Issue Credit Ratings

A short-term obligation rated ‘A-1’ is rated in the highest category by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

A short-term obligation rated ‘A-2’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitment on the obligation is satisfactory.

A-3

A short-term obligation rated ‘A-3’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken an obligor’s capacity to meet its financial commitments on the obligation.

B

A short-term obligation rated ‘B’ is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties that could lead to the obligor’s inadequate capacity to meet its financial commitments.

C

A short-term obligation rated ‘C’ is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation.

D

A short-term obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation’s rating is lowered to ‘D’ if it is subject to a distressed exchange offer.

Dual Ratings

Dual ratings may be assigned to debt issues that have a put option or demand feature. The first component of the rating addresses the likelihood of repayment of principal and interest as due, and the second component of the rating addresses only the demand feature. The first component of the rating can relate to either a short-term or long-term transaction and accordingly use either short-term or long-term rating symbols. The second component of the rating relates to the put option and is assigned a short-term rating symbol (for example, ‘AAA/A-1+’ or ‘A-1+/A-1’). With U.S. municipal short-term demand debt, the U.S. municipal short-term note rating symbols are used for the first component of the rating (for example, ‘SP-1+/A-1+’).

For more information on S&P Global Ratings, please visit www.standardandpoors.com.

Moody’s Investors Service, Inc.

A brief description of the applicable Moody’s Investors Service, Inc. (“Moody’s”) rating symbols and their meanings (as published by Moody’s) follows:

Municipal Bonds

Aaa

Bonds that are rated ‘Aaa’ are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as “gilt edged.” Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa

Bonds mat are rated ‘Aa’ are judged to be of high quality by all standards. Together with the ‘Aaa’ group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in ‘Aaa’ securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present mat make the long-term risks appear somewhat larger than in ‘Aaa’ securities.

A

Bonds that are rated ‘A’ possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present that suggest a susceptibility to impairment sometime in the future.

Baa

Bonds that are rated ‘Baa’ are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba

Bonds that are rated ‘Ba’ are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B

Bonds that are rated ‘B’ generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa

Bonds that are rated ‘Caa’ are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca

Bonds that are rated ‘Ca’ represent obligations that are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C

Bonds that are rated ‘C’ are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor Prospects of ever attaining any real investment standing.

#(hatchmark): Represents issues that are secured by escrowed funds held in cash, held in trust, invested and reinvested in direct, non-callable, non-prepayable United States government obligations or non-callable, non-prepayable obligations unconditionally guaranteed by the U.S. Government, Resolution Funding Corporation debt obligations.

Con. (...): Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals that begin when facilities are completed, or (d) payments to which some other limiting condition attaches. The parenthetical rating denotes probable credit stature upon completion of construction or elimination of the basis of the condition.

(P): When applied to forward delivery bonds, indicates the rating is provisional pending delivery of the bonds. The rating may be revised prior to delivery if changes occur in the legal documents or the underlying credit quality of the bonds.

Note: Moody’s applies numerical modifiers 1,2 and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates mat the issue ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Short-Term Loans

MIG 1/VMIG 1

This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

MIG 2/VMIG 2

This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

MIG 3/VMIG 3

This designation denotes favorable quality. All security elements are accounted for but there is lacking the undeniable strength of the preceding grades. Liquidity and cash flow protection may be narrow and market access for refinancing is likely to be less well established.

MIG 4/VMIG 4

This designation denotes adequate quality. Protection commonly regarded as required of an investment security is present and although not distinctly or predominantly speculative, there is specific risk.

SG

This designation denotes speculative quality. Debt instruments in this category lack margins of protection.

Commercial Paper

Issuers (or supporting institutions) rated Prime-1 have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will normally be evidenced by the following characteristics:

•	Leading market positions in well-established industries.

•	High rates of return on funds employed.

•	Conservative capitalization structures with moderate reliance on debt and ample asset protection.

•	Broad margins in earnings coverage of fixed financial charges and high internal cash generation.

•	Well-established access to a range of financial markets and assured sources of alternate liquidity.

Issuers (or supporting institutions) rated Prime-2 have a strong ability for repayment of senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation than is the case for Prime-2 securities. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Issuers (or supporting institutions) rated Prime-3 have an acceptable ability for repayment of senior short-term debt obligations. The effect of industry characteristics and market composition may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and the requirement for relatively high financial leverage. Adequate alternate liquidity is maintained.

Issuers rated Not Prime do not fall within any of the Prime rating categories.

For more information on Moody’s Investors Service, Inc., please visit www.moodys.com.

Fitch Ratings

A brief description of the applicable Fitch Ratings (“Fitch”) ratings symbols and meanings (as published by Fitch) follows:

Long-Term Credit Ratings

Investment Grade

AAA

Highest credit quality. ‘AAA’ ratings denote the lowest expectation of default risk. They are assigned only in case of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA

Very high credit quality. ‘AA’ ratings denote expectations of very low default risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A

High credit quality. ‘A’ ratings denote expectations of low default risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

BBB

Good credit quality. ‘BBB’ ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity.

BB

Speculative. ‘BB’ ratings indicate an elevated vulnerability to default risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial flexibility exists that supports the servicing of financial commitments.

B

Highly Speculative. ‘B’ ratings indicate that material default risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is vulnerable to deterioration in the business and economic environment.

CCC

Substantial credit risk. Default is a real possibility.

CC

Very high levels of credit risk. Default of some kind appears probable.

C

Near default. A default or default-like process has begun, or the issuer is in standstill, or for a closed funding vehicle, payment capacity is irrevocably impaired. Conditions that are indicative of a ‘C’ category rating for an issuer include:

a. the issuer has entered into a grace or cure period following non-payment of a material financial obligation;

b. the issuer has entered into a temporary negotiated waiver or standstill agreement following a payment default on a material financial obligation;

c. the formal announcement by the issuer or their agent of a distressed debt exchange;

d. a closed financing vehicle where payment capacity is irrevocably impaired such that it is not expected to pay interest and/or principal in full during the life of the transaction, but where no payment default is imminent.

RD

Restricted default. ‘RD’ ratings indicate an issuer that in Fitch’s opinion has experienced:

a. an uncured payment default on a bond, loan or other material financial obligation, but

b. has not entered into bankruptcy filings, administration, receivership, liquidation, or other formal winding-up procedure, and

c. has not otherwise ceased operating.

This would include:

i. the selective payment default on a specific class or currency of debt;

ii. the uncured expiry of any applicable grace period, cure period or default forbearance period following a payment default on a bank loan, capital markets security or other material financial obligation;

iii. the extension of multiple waivers or forbearance periods upon a payment default on one or more material financial obligations, either in series or in parallel; ordinary execution of a distressed debt exchange on one or more material financial obligations.

D

Default. ‘D’ ratings indicate an issuer that in Fitch’s opinion has entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure or that has otherwise ceased business.

Default ratings are not assigned prospectively to entities or their obligations; within this context, non-payment on an instrument that contains a deferral feature or grace period will generally not be considered a default until after the expiration of the deferral or grace period, unless a default is otherwise driven by bankruptcy or other similar circumstance, or by a distressed debt exchange.

In all cases, the assignment of a default rating reflects the agency’s opinion as to the most appropriate rating category consistent with the rest of its universe of ratings and may differ from the definition of default under the terms of an issuer’s financial obligations or local commercial practice.

Short-Term Credit Ratings

A short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-term deposit ratings may be adjusted for loss severity. Short-Term Ratings are assigned to obligations whose initial maturity is viewed as “short term” based on market convention. Typically, this means up to 13 months for corporate, sovereign, and structured obligations and up to 36 months for obligations in U.S. public finance markets.

Fl

Highest short-term credit quality. Indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added “+” to denote any exceptionally strong credit feature.

F2

Good short-term credit quality. Good intrinsic capacity for timely payment of financial commitments.

F3

Fair short-term credit quality. The intrinsic capacity for timely payment of financial commitments is adequate.

B

Speculative short-term credit quality. Minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near-term adverse changes in financial and economic conditions.

C

High short-term default risk. Default is a real possibility.

RD

Restricted Default. Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Typically applicable to entity ratings only.

D

Default. Indicates a broad-based default event for an entity, or the default of a short-term obligation.

Notes to Long-term and Short-term ratings:

“+” or “-” may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the ‘AAA’ Long-term rating category, to categories below ‘CCC, or to Short-term ratings other than ‘FT.

‘NR’ indicates that Fitch Ratings does not rate the issuer or issue in question.

‘Withdrawn’: A rating is withdrawn when Fitch Ratings deems the amount of information available to be inadequate for rating purposes, or when an obligation matures, is called, or refinanced.

Rating Watch: Ratings are placed on Rating Watch to notify investors that there is a reasonable probability of a rating change and the likely direction of such change. These are designated as “Positive”, indicating a potential upgrade, “Negative”, for a potential downgrade, or “Evolving”, if ratings may be raised, lowered or maintained. Rating Watch is typically resolved over a relatively short period.

A Rating Outlook indicates the direction a rating is likely to move over a one to two year period. Outlooks may be positive, stable, or negative. A positive or negative Rating Outlook does not imply a rating change is inevitable. Similarly, ratings for which outlooks are ‘stable’ could be downgraded before an outlook moves to positive or negative if circumstances warrant such an action. Occasionally, Fitch Ratings may be unable to identify the fundamental trend. In these cases, the Rating Outlook may be described as evolving.

For more information about Fitch, Inc., please visit www.fitchratings.com.

APPENDIX B

MLP & ENERGY INFRASTRUCTURE TEAM

PROXY VOTING POLICY

A. Statement of Policy

1. It is the policy of the MLP Team to vote all proxies over which it has voting authority in the best interest of the MLP Team’s clients.

B. Definitions

2. By “best interest of the MLP Team’s clients,” the MLP Team means clients’ best economic interest over the long term — that is, the common interest that all clients share in seeing the value of a common investment increase over time. Clients may have differing political or social interests, but their best economic interest is generally uniform.

3. By “material conflict of interest,” the MLP Team means circumstances when the MLP Team itself knowingly does business with a particular proxy issuer or closely affiliated entity, and may appear to have a significant conflict of interest between its own interests and the interests of clients in how proxies of that issuer are voted.

C. The MLP Team Invests With Managements That Seek Shareholders’ Best Interests

4. Under its investment philosophy, the MLP Team generally invests client funds in a company only if the MLP Team believes that the company’s management seeks to serve shareholders’ best interests. Because the MLP Team has confidence in the managements of the companies in which it invests, it believes that management decisions and recommendations on issues such as proxy voting generally are likely to be in shareholders’ best interests.

5. The MLP Team may periodically reassess its view of company managements. If the MLP Team concludes that a company’s management no longer serves shareholders’ best interests, the MLP Team generally sells its clients’ shares of the company. The MLP Team believes that clients do not usually benefit from holding shares of a poorly managed company or engaging in proxy contests with management. There are times when the MLP Team believes management’s position on a particular proxy issue is not in the best interests of our clients but it does not warrant a sale of the client’s shares. In these circumstances, the MLP Team will vote contrary to management’s recommendations.

D. The MLP Team’s Proxy Voting Procedures

6. When companies in which the MLP Team has invested client funds issue proxies, the MLP Team routinely votes the proxies as recommended by management, because it believes that recommendations by these companies’ managements generally are in shareholders’ best interests, and therefore in the best economic interest of the MLP Team’s clients.

7. If the MLP Team has decided to sell the shares of a company, whether because of concerns about the company’s management or for other reasons, the MLP Team generally abstains from voting proxies issued by the company after the MLP Team has made the decision to sell. The MLP Team generally will not notify clients when this type of routine abstention occurs.

8. The MLP Team also may abstain from voting proxies in other circumstances. The MLP Team may determine, for example, that abstaining from voting is appropriate if voting may be unduly burdensome or expensive, or otherwise not in the best economic interest of clients, such as when foreign proxy issuers impose unreasonable voting or holding requirements. The MLP Team generally will not notify clients when this type of routine abstention occurs.

9. The procedures in this policy apply to all proxy voting matters over which the MLP Team has voting authority, including changes in corporate governance structures, the adoption or amendment of compensation plans (including stock options), and matters involving social issues or corporate responsibility.

E. Alternative Procedures for Potential Material Conflicts of Interest

10. In certain circumstances, such as when the proponent of a proxy proposal is also a client of the MLP Team, an appearance might arise of a potential conflict between the MLP Team’s interests and the interests of affected clients in how the proxies of that issuer are voted.

11.a. When the MLP Team itself knowingly does business with a particular proxy issuer and a material conflict of interest between the MLP Team’s interests and clients’ interests may appear to exist, the MLP Team generally would, to avoid any appearance concerns, follow an alternative procedure rather than vote proxies as recommended by management. Such an alternative procedure generally would involve causing the proxies to be voted in accordance with the recommendations of an independent service provider that the MLP Team may use to assist in voting proxies. The MLP Team generally will not notify clients if it uses this procedure to resolve an apparent material conflict of interest. The MLP Team will document the identification of any material conflict of interest and its procedure for resolving the particular conflict.

11.b. In unusual cases, the MLP Team may use other alternative procedures to address circumstances when a material conflict of interest may appear to exist, such as, without limitation:

(i)	Notifying affected clients of the conflict of interest (if practical), and seeking a waiver of the conflict to permit the MLP Team to vote the proxies under its usual policy;

(ii)	Abstaining from voting the proxies; or

(iii)	Forwarding the proxies to clients so that clients may vote the proxies themselves.

The MLP Team generally will notify affected clients if it uses one of these alternative procedures to resolve a material conflict of interest.

F. Other Exceptions

12. On an exceptions basis, the MLP Team may for other reasons choose to depart from its usual procedure of routinely voting proxies as recommended by management.

G. Voting by Client Instead of the MLP Team

13. The MLP Team client may vote its own proxies instead of directing the MLP Team to do so. The MLP Team recommends this approach if a client believes that proxies should be voted based on political or social interests.

14. The MLP Team generally will not accept proxy voting authority from a client (and will encourage the client to vote its own proxies) if the client seeks to impose client-specific voting guidelines that may be inconsistent with the MLP Team’s guidelines or with the client’s best economic interest in the MLP Team’s view.

15. The MLP Team generally will abstain from voting on (or otherwise participating in) the commencement of legal proceedings such as shareholder class actions or bankruptcy proceedings.

H. Persons Responsible for Implementing the MLP Team’s Policy

16. The MLP Team’s proxy voting staff has primary responsibility for implementing the MLP Team’s proxy voting procedures, including ensuring that proxies are timely submitted. The MLP Team also may use a service provider to assist in voting proxies, recordkeeping, and other matters.

17. The MLP Team’s proxy voting staff will routinely confer with the MLP Team’s Chief Investment Officer if there is a proxy proposal which would result in a vote against management.

I. Recordkeeping

18. The MLP Team or a service provider maintains, in accordance with Rule 204-2 of the Investment Advisers Act:

(i)	Copies of all proxy voting policies and procedures;

(ii)	Copies of proxy statements received (unless maintained elsewhere as described below);

(iii)	Records of proxy votes cast on behalf of clients;

(iv)	Documents prepared by the MLP Team that are material to a decision on how to vote or memorializing the basis for a decision;

(v)	Written client requests for proxy voting information, and (vi) written responses by the MLP Team to written or oral client requests.

19. The MLP Team will obtain an undertaking from any service provider that the service provider will provide copies of proxy voting records and other documents promptly upon request if the MLP Team relies on the service provider to maintain related records.

20. The MLP Team or its service provider may rely on the SEC’s EDGAR system to keep records of certain proxy statements if the proxy statements are maintained by issuers on that system (as is generally true in the case of larger U.S.-based issuers).

21. All proxy related records will be maintained in an easily accessible place for five years (and an appropriate office of the MLP Team or a service provider for the first two years).

J. Availability of Policy and Proxy Voting Records to Clients

22. The MLP Team will initially inform clients of this policy and how a client may learn of the MLP Team’s voting record for the client’s securities through summary disclosure in Part II of the MLP Team’s Form ADV. Upon receipt of a client’s request for more information, the MLP Team will provide to the client a copy of this proxy voting policy and/or how the MLP Team voted proxies for the client during the period since this policy was adopted.

Adopted effective August 1, 2003 and as amended March 29, 2012.

NUVEEN ALL CAP ENERGY MLP OPPORTUNITIES FUND

STATEMENT OF ADDITIONAL INFORMATION

April 12, 2018

PART C—OTHER INFORMATION

Item 25:	Financial Statements and Exhibits

1.	Contained in Part A:

Financial Highlights for the Nuveen All Cap Energy MLP Opportunities Fund (the “Fund” or the “Registrant”) for the fiscal years ended November 30, 2017, 2016 and 2015 and for the fiscal period ended November 30, 2014.

Contained in Part B:

Financial Statements are incorporated in Part B by reference to the Registrant’s November 30, 2017 Annual Report (audited) on Form N-CSR as filed with the U.S. Securities and Exchange Commission via EDGAR Accession No. 0001193125-18-034370 on February 2, 2018.

2.	Exhibits:

a.	Registrant’s Declaration of Trust dated July 25, 2013. Filed on August 7, 2013 as Exhibit a. to the Registrant’s Registration Statement on Form N-2 (File No. 333-190440) and incorporated herein by reference.

b.	Registrant’s By-Laws (Amended and Restated as of November 18, 2009). Filed on June 30, 2017 as Exhibit b. to the Registrant’s Registration Statement on Form N-2 (File No. 333-212322) and incorporated herein by reference.

c.	None.

d.	None.

e.	Terms and Conditions of the Automatic Dividend Reinvestment Plan. Filed on February 19, 2014 as Exhibit e. to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-190440) and incorporated herein by reference.

f.	Not applicable.

g.1	Investment Management Agreement dated November 7, 2014 between the Registrant and Nuveen Fund Advisors, LLC. Filed on June 30, 2016 as Exhibit g.1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-212322) and incorporated herein by reference.

g.2	Investment Sub-Advisory Agreement dated November 7, 2014 between Nuveen Fund Advisors, LLC and Advisory Research, Inc. Filed on June 30, 2016 as Exhibit g.2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-212322) and incorporated herein by reference.

h.1	Distribution Agreement Relating to At-The-Market Transactions dated July 18, 2016 between the Registrant and Nuveen Securities, LLC. Filed on June 30, 2017 as Exhibit h.1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-212322) and incorporated herein by reference.

h.2	Dealer Agreement Relating to At-The-Market Transactions dated July 18, 2016 between Nuveen Securities, LLC and BB&T Capital Markets. Filed on June 30, 2017 as Exhibit h.2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-212322) and incorporated herein by reference.

i.	Nuveen Open-End and Closed-End Funds Deferred Compensation Plan for Independent Directors and Trustees (Restated effective April 27, 2017). Filed on June 30, 2017 as Exhibit i. to the Registrant’s Registration Statement on Form N-2 (File No. 333-212322) and incorporated herein by reference.

j.1	Amended and Restated Master Custodian Agreement dated July 15, 2015 between the Registrant and State Street Bank and Trust Company. Filed on June 30, 2016 as Exhibit j.1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-212322) and incorporated herein by reference.

j.2	Appendix A, updated as of August 1, 2017, to the Amended and Restated Master Custodian Agreement dated July 15, 2015 between the Registrant and State Street Bank and Trust Company. Filed herewith.

k.1	Transfer Agency and Service Agreement dated June 15, 2017 between the Registrant and ComputerShare Inc. and ComputerShare Trust Company, N.A. Filed herewith.

k.2	First Amendment and updated Schedule A, dated September 7, 2017, to the Transfer Agency and Service Agreement dated June 15, 2017 between the Registrant and ComputerShare Inc. and ComputerShare Trust Company, N.A. Filed herewith.

l.1	Opinion of Morgan, Lewis & Bockius LLP. Filed on June 30, 2017 as Exhibit l.1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-212322) and incorporated herein by reference.

l.2	Consent of Morgan, Lewis & Bockius LLP. Filed on June 30, 2017 as Exhibit l.2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-212322) and incorporated herein by reference.

m.	Not Applicable.

n.	Consent of PricewaterhouseCoopers LLP. Filed herewith.

o.	None.

p.	None.

q.	None.

r.1	Code of Ethics and Reporting Requirements of Nuveen Investments, Inc. (including affiliated entities) and the Nuveen Funds, as amended July 1, 2017. Filed on June 30, 2017 as Exhibit r.1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-212322) and incorporated herein by reference.

r.2	Code of Ethics for the Independent Trustees of Nuveen Funds. Filed herewith.

r.3	Code of Ethics of Advisory Research, Inc. Filed on June 30, 2017 as Exhibit r.2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-212322) and incorporated herein by reference.

s.	Powers of Attorney dated January 25, 2018. Filed herewith.

Item 26:	Marketing Arrangements

See the Distribution Agreement and Dealer Agreement which have been filed as Exhibits h.1 and h.2, respectively to this Registration Statement.

Item 27:	Other Expenses of Issuance and Distribution

Printing and Engraving Fees	$50,000
Legal Fees	$35,000
Accounting Fees	$5,500
Miscellaneous Fees	$9,500

$100,000

Item 28:	Persons Controlled by or under Common Control with Registrant

Not applicable.

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Item 29:	Number of Holders of Securities

As of February 28, 2018:

Title of Class	Number of Record Holders
Common Shares, $0.01 par value	5,977

Item 30:	Indemnification

Section 4 of Article XII of the Registrant’s Declaration of Trust provides as follows:

Subject to the exceptions and limitations contained in this Section 4, every person who is, or has been, a Trustee, officer, employee or agent of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a “Covered Person”), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.

No indemnification shall be provided hereunder to a Covered Person:

(a) against any liability to the Trust or its Shareholders by reason of a final adjudication by the court or other body before which the proceeding was brought that he engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office;

(b) with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interests of the Trust; or

(c) in the event of a settlement or other disposition not involving a final adjudication (as provided in paragraph (a) or (b)) and resulting in a payment by a Covered Person, unless there has been either a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office by the court or other body approving the settlement or other disposition or a reasonable determination, based on a review of readily available facts (as opposed to a full trial-type inquiry), that he did not engage in such conduct:

(i) by a vote of a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter); or

(ii) by written opinion of independent legal counsel.

The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel other than Covered Persons may be entitled by contract or otherwise under law.

Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 4 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 4, provided that either:

(a) such undertaking is secured by a surety bond or some other appropriate security or the Trust shall be insured against losses arising out of any such advances; or

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(b) a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or independent legal counsel in a written opinion shall determine, based upon a review of the readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

As used in this Section 4, a “Disinterested Trustee” is one (x) who is not an Interested Person of the Trust (including anyone, as such Disinterested Trustee, who has been exempted from being an Interested Person by any rule, regulation or order of the Commission), and (y) against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending.

As used in this Section 4, the words “claim,” “action,” “suit” or “proceeding” shall apply to all claims, actions, suits, proceedings (civil, criminal, administrative or other, including appeals), actual or threatened; and the words “liability” and “expenses” shall include without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

The trustees and officers of the Registrant are covered by the Mutual Fund Professional Liability policy in the aggregate amount of $70,000,000 against liability and expenses of claims of wrongful acts arising out of their position with the Registrant and other Nuveen funds, except for matters that involve willful acts, bad faith, gross negligence and willful disregard of duty (i.e., where the insured did not act in good faith for a purpose he or she reasonably believed to be in the best interest of the Registrant or where he or she had reasonable cause to believe this conduct was unlawful). The policy has a $1,000,000 deductible for operational failures and $1,000,000 deductible for all other claims.

Section 6 of the Form of Underwriting Agreement filed as Exhibit h.1 to this Registration Statement provides for each of the parties thereto, including the Registrant and the underwriters, to indemnify the others, their trustees, directors, certain of their officers, trustees, directors and persons who control them against certain liabilities in connection with the offering described herein, including liabilities under the federal securities laws.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31:	Business and Other Connections of Investment Adviser and Sub-Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which the directors and officers of Nuveen Fund Advisors, LLC (“NFALLC”), the Fund’s investment adviser, who serve as officers or Trustees of the Fund have engaged during the last two years for his or her account or in the capacity of

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director, officer, employee, partner or trustee appears under “Management” in the Statement of Additional Information. Such information for the remaining senior officers appears below:

Name and Position with NFALLC	Other Business, Profession, Vocation or Employment During Past Two Years
Michelle Beck, Executive Vice President	Executive Vice President (since 2017), formerly, Managing Director of Nuveen Alternative Investments, LLC; Chief Risk Officer (since June 2017), formerly, Senior Managing Director, Chief Risk Officer (since November 2016) of Teachers Advisors, LLC; Managing Director, Head of Risk Management, Nuveen Investments, Inc. (2010-2017).

Joseph T. Castro, Senior Managing Director	Senior Managing Director (since February 2017), Head of Compliance (since 2013) of Nuveen, LLC.

Anthony E. Ciccarone, Executive Vice President	Executive Vice President (since 2016), formerly, Managing Director (2015-2016) of Nuveen Securities, LLC; formerly, Executive Vice President (2016-2017), formerly, Managing Director (2015-2016) of Nuveen Investments, Inc.

Erik Mogavero, Managing Director and Chief Compliance Officer

Formerly employed by Deutsche Bank (2013- August 2017) as Managing Director, Head of Asset Management and Wealth Management Compliance for the Americas region and Chief Compliance Officer of Deutsche Investment Management Americas.

Austin P. Wachter, Managing Director and Controller

Managing Director and Controller (since April 2017) (formerly, Assistant Treasurer and Assistant Controller) of Nuveen Asset Management, LLC; Controller (since April 2017) of Nuveen Investments, Inc., Nuveen Alternative Investments, LLC, NWQ Investment Management Company, Nuveen Investments Advisers, LLC; Santa Barbara Asset Management, LLC and Winslow Capital Management, LLC; Controller (since 2014) of Nuveen, LLC; Controller (since 2016) formerly, Vice President and Funds Treasurer (2014-2016) of Teachers Advisors, LLC; Controller (since 2016), formerly, Senior Director and Funds Treasurer (2014-2016) of Teachers Insurance and Annuity Association of America.

Diane M. Whelan, Executive Vice President	Executive Vice President of Nuveen Securities, LLC. (2014-2016); Executive Vice President (2014-2017) of Nuveen Investments, Inc.; Executive Vice President (since 2017) of Nuveen, LLC.

The principal business address of Advisory Research, Inc. (“ARI”), the Fund’s sub-adviser, is 180 N. Stetson, Chicago, Illinois 60601 and the MLP Team is located at 8235 Forsyth Boulevard, St. Louis, Missouri 63105. ARI is an investment adviser registered under the Investment Advisers Act of 1940. During the last two fiscal years, no officer or director of the MLP Team has engaged in any other business, profession, vocation or employment of a substantial nature other than that of the business of investment management.

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Item 32:	Location of Accounts and Records

NFALLC, 333 West Wacker Drive, Chicago, Illinois 60606, maintains the Declaration of Trust, By-Laws, minutes of Trustees’ and shareholders’ meetings and contracts of the Registrant and all advisory material of the investment adviser. ARI, in its capacity as sub-adviser, may also hold certain accounts and records of the Fund.

State Street Bank and Trust Company, 250 Royall Street, Canton, Massachusetts 02021, maintains all general and subsidiary ledgers, journals, trial balances, records of all portfolio purchases and sales, and all other required records not maintained by NFALLC and ARI.

Item 33:	Management Services

Not applicable.

Item 34:	Undertakings

1. Registrant undertakes to suspend the offering of its shares until it amends its Prospectus if: (1) subsequent to the effective date of its Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement; or (2) the net asset value increases to an amount greater than its net proceeds as stated in the Prospectus.

2. Not applicable.

3. Not applicable.

4. Registrant undertakes:

a. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

b. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

c. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d. That, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of

6

the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e. That for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933;

(2) The portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5. The Registrant undertakes that:

a. For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of Prospectus filed by the Registrant under Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

b. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

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SIGNATURES

Pursuant to the requirements of the Securities Act and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Chicago, and State of Illinois, on the 12th day of April, 2018.

NUVEEN ALL CAP ENERGY MLP OPPORTUNITIES FUND

/s/ Gifford R. Zimmerman
Gifford R. Zimmerman, Vice President and Secretary

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Stephen D. Foy Stephen D. Foy	Vice President and Controller (principal financial and accounting officer)	April 12, 2018

/s/ Cedric H. Antosiewicz Cedric H. Antosiewicz	Chief Administrative Officer (principal executive officer)	April 12, 2018

William J. Schneider*	Chairman of the Board and Trustee

Margo L. Cook*	Trustee

Jack B. Evans*	Trustee

William C. Hunter*	Trustee

Albin F. Moschner*	Trustee

John K. Nelson*	Trustee

Judith M. Stockdale*	Trustee

Carole E. Stone*	Trustee

Terence J. Toth*	Trustee

Margaret L. Wolff*	Trustee

Robert L. Young*	Trustee

By:	/s/ Gifford R. Zimmerman
Gifford R. Zimmerman
Attorney-In-Fact
April 12, 2018

*	The powers of attorney authorizing Gifford R. Zimmerman, among others, to execute this Registration Statement, and Amendments thereto, for the Trustees of the Registrant on whose behalf this Registration Statement is filed, have been executed and filed herewith as Exhibit s.

EXHIBIT INDEX

Exhibit	Exhibit Name

EX-99.J.2	Appendix A, updated as of August 1, 2017, to the Amended and Restated Master Custodian Agreement dated July 15, 2015 between the Registrant and State Street Bank and Trust Company

EX-99.K.1	Transfer Agency and Service Agreement dated June 15, 2017 between the Registrant and ComputerShare Inc. and ComputerShare Trust Company, N.A.

EX-99.K.2	First Amendment and updated Schedule A, dated September 7, 2017, to the Transfer Agency and Service Agreement dated June 15, 2017 between the Registrant and ComputerShare Inc. and ComputerShare Trust Company, N.A.

EX-99.N.	Consent of PricewaterhouseCoopers LLP

EX-99.R.2	Code of Ethics for the Independent Trustees of Nuveen Funds

EX-99.S.	Powers of Attorney dated January 25, 2018